Annual Report

MARCH 31, 2008

Domestic Equity Funds

Ivy Dividend Income Fund

Ivy Small Cap Value Fund

Ivy Value Fund

Global and International Funds

Ivy Managed European/Pacific Fund

Ivy Managed International
  Opportunities Fund

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Balanced Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Fixed-Income Funds

Ivy Bond Fund

Ivy Mortgage Securities Fund

 IVY FUNDS®

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus and current performance information.

President's Letter

March 31, 2008



DEAR SHAREHOLDER:

A recent study by Standard & Poor's found that the U.S. stock market experienced more daily price volatility at the start of calendar year 2008 than at any point since the 1930s. From our perspective, these do appear to be very challenging times for parts of the U.S. economy. At the same time, however, we are still seeing strong long-term global growth, benefiting many American companies, and your investments.

Enclosed is our report on Ivy Funds' operations for the recently completed fiscal year.

For the 12 months ended March 31, 2008, the S&P 500 Index fell 5.08 percent while the Lehman Brothers Aggregate Bond Index rose 7.67 percent, led by U.S. Treasuries. Despite an uncertain environment for stocks, we grew as an organization. Assets under management at Ivy Funds expanded to more than $27 billion as of the Funds' fiscal year end, nearly double the level of a year earlier.

We are very grateful for your enthusiastic support and your confidence in our ability to manage your assets. This, indeed, is a challenging time. Many economic negatives are on America's front porch: a level of price weakness and foreclosure activity in U.S. housing markets not seen since the Dust Bowl; a global credit crunch driven by an implosion of the subprime mortgage market; a U.S. dollar that is worth much less than just

a few years ago; record-setting commodity prices, and the high probability of a recession in the coming months.

The positives are more subtle: exports are booming; the overall job market in the U.S. is still relatively healthy; farmers are enjoying great prices for corn; wheat and soybeans. Alternative energy and related technologies are booming and tourists are flocking to our shores to take advantage of our cheap currency to shop.

Financial conditions such as we have seen so far in 2008 are unusual, but they are not unprecedented. In fact, after the Panic of 1907 involving a Wall Street bank that speculated on copper, Congress created the Federal Reserve. We have the Fed's monetary policy system to thank for the substantial reductions in U.S. interest rates since September 2007. The Fed's moves have been designed to help offset contraction of financial credit.

Still, even with lower rates, for many people it is more difficult to buy a home or expand a consumer-focused business than it was just a year ago. As shown in the Economic Snapshot table on page four, the U.S. economy at March 31, 2008 is not in as good a shape as it was 12 months earlier. Inflation, oil prices and the unemployment rate are higher. Economic growth is weak.

Economic Snapshot		
	3-31-2008	3-31-2007
U.S. unemployment rate	5.10%	4.40%
Inflation (U.S. Consumer Price Index)	4.00%	2.80%
U.S. GDP	0.60%	1.30%
30-year fixed mortgage rate	5.63%	6.13%
Oil price per barrel	$101.58	$ 65.87

All government statistics shown are subject to periodic revision.

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As we look ahead, we recommend some caution, as we believe that the range of financial outcomes for investors is wide. Whoever holds the reigns of power in Congress and the White House after the November general election will have many long-term structural issues to address that are likely to have important economic, investment and tax implications. As always, we believe that maintaining a well-rounded portfolio is an essential element for securing your long-term financial future.

Our commitment

As investment managers, we are always mindful that we are managing other people's money. In this uncertain environment, we believe a very strong effort to manage risk takes precedence over the desire to maximize capital appreciation. With that approach in mind, we will strive to earn your continued confidence for many years to come.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2008.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Dividend Income Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$ 920.00	1.33%	$ 6.43
Class B............................	1,000	915.70	2.29	11.02
Class C	1,000	916.20	2.10	10.06
Class E............................	1,000	915.40	2.12	10.15
Class I	1,000	921.50	0.96	4.61
Class Y............................	1,000	920.30	1.22	5.86
Based on 5% Return[2]				
Class A............................	$1,000	$1,018.35	1.33%	$ 6.76
Class B............................	1,000	1,013.54	2.29	11.58
Class C	1,000	1,014.51	2.10	10.58
Class E............................	1,000	1,014.42	2.12	10.68
Class I	1,000	1,020.22	0.96	4.85
Class Y............................	1,000	1,018.90	1.22	6.16

Ivy Small Cap Value Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$ 861.40	1.78%	$ 8.28
Class B............................	1,000	856.30	2.84	13.18
Class C	1,000	857.30	2.56	11.89
Class E**	1,000	863.50	1.25	5.78
Class I	1,000	863.40	1.19	5.50
Class Y............................	1,000	863.20	1.39	6.43
Based on 5% Return[2]				
Class A............................	$1,000	$1,016.08	1.78%	$ 8.97
Class B............................	1,000	1,010.82	2.84	14.28
Class C	1,000	1,012.18	2.56	12.88
Class E**	1,000	1,018.77	1.25	6.26
Class I	1,000	1,019.07	1.19	5.96
Class Y............................	1,000	1,018.06	1.39	6.96

See footnotes on page 14.

Ivy Value Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 861.90	1.55%	$ 7.17
Class B.	1,000	857.70	2.59	11.98
Class C	1,000	858.50	2.46	11.43
Class E**	1,000	863.60	1.17	5.50
Class I	1,000	864.50	1.05	4.94
Class Y.	1,000	862.90	1.30	6.05
Based on 5% Return[2]				
Class A.	$1,000	$1,017.26	1.55%	$ 7.77
Class B.	1,000	1,012.07	2.59	12.98
Class C	1,000	1,012.68	2.46	12.38
Class E**	1,000	1,019.15	1.17	5.96
Class I	1,000	1,019.75	1.05	5.35
Class Y.	1,000	1,018.48	1.30	6.56

Ivy Managed European/Pacific Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 862.00	0.76%	$ 3.54
Class B.	1,000	857.50	1.64	7.62
Class C	1,000	857.70	1.54	7.15
Class E**	1,000	862.40	0.62	2.89
Class I	1,000	863.20	0.39	1.86
Class Y.	1,000	862.10	0.65	3.07
Based on 5% Return[2]				
Class A.	$1,000	$1,021.18	0.76%	$ 3.84
Class B.	1,000	1,016.79	1.64	8.27
Class C	1,000	1,017.30	1.54	7.77
Class E**	1,000	1,021.89	0.62	3.13
Class I	1,000	1,023.03	0.39	2.02
Class Y.	1,000	1,021.75	0.65	3.34

See footnotes on page 14.

Ivy Managed International Opportunities Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$ 922.20	0.61%	$ 2.88
Class B............................	1,000	917.90	1.42	6.81
Class C	1,000	918.40	1.37	6.62
Class E**	1,000	922.10	0.50	2.40
Class I	1,000	923.70	0.27	1.35
Class Y............................	1,000	921.90	0.54	2.59
Based on 5% Return[2]				
Class A............................	$1,000	$1,021.97	0.61%	$ 3.03
Class B............................	1,000	1,017.88	1.42	7.16
Class C	1,000	1,018.14	1.37	6.96
Class E**	1,000	1,022.52	0.50	2.53
Class I	1,000	1,023.65	0.27	1.42
Class Y............................	1,000	1,022.32	0.54	2.73

Ivy Cundill Global Value Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A............................	$1,000	$ 927.10	1.64%	$ 7.90
Class B............................	1,000	923.80	2.53	12.22
Class C	1,000	924.10	2.32	11.16
Class E............................	1,000	923.60	2.47	11.93
Class I	1,000	929.50	1.22	5.88
Class Y............................	1,000	929.30	1.20	5.79
Advisor Class**	1,000	930.80	1.07	5.12
Based on 5% Return[2]				
Class A............................	$1,000	$1,016.79	1.64%	$ 8.27
Class B............................	1,000	1,012.33	2.53	12.78
Class C	1,000	1,013.42	2.32	11.68
Class E............................	1,000	1,012.63	2.47	12.48
Class I	1,000	1,018.90	1.22	6.16
Class Y............................	1,000	1,018.98	1.20	6.06
Advisor Class**	1,000	1,019.67	1.07	5.35

See footnotes on page 14.

Ivy European Opportunities Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 882.60	1.59%	$ 7.44
Class B.	1,000	879.00	2.37	11.18
Class C	1,000	879.60	2.27	10.62
Class E**	1,000	884.00	1.26	5.93
Class I	1,000	884.60	1.16	5.47
Class Y.	1,000	883.40	1.41	6.59
Advisor Class**	1,000	884.50	1.13	5.37
Based on 5% Return[2]				
Class A.	$1,000	$1,017.07	1.59%	$ 7.97
Class B.	1,000	1,013.15	2.37	11.98
Class C	1,000	1,013.66	2.27	11.38
Class E**	1,000	1,018.70	1.26	6.36
Class I	1,000	1,019.19	1.16	5.86
Class Y.	1,000	1,017.96	1.41	7.06
Advisor Class**	1,000	1,019.34	1.13	5.76

Ivy International Balanced Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 965.40	1.34%	$ 6.58
Class B.	1,000	961.30	2.26	11.08
Class C	1,000	962.60	2.03	9.91
Class E.	1,000	961.20	2.30	11.28
Class I	1,000	967.20	0.97	4.72
Class Y.	1,000	966.30	1.25	6.19
Based on 5% Return[2]				
Class A.	$1,000	$1,018.31	1.34%	$ 6.76
Class B.	1,000	1,013.68	2.26	11.38
Class C	1,000	1,014.86	2.03	10.18
Class E.	1,000	1,013.49	2.30	11.58
Class I	1,000	1,020.17	0.97	4.85
Class Y.	1,000	1,018.75	1.25	6.36

See footnotes on page 14.

Ivy International Core Equity Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 927.60	1.52%	$ 7.32
Class B.	1,000	923.80	2.35	11.35
Class C	1,000	924.30	2.19	10.58
Class E.	1,000	923.80	2.40	11.54
Class I	1,000	929.70	1.13	5.40
Class Y.	1,000	928.20	1.38	6.65
Based on 5% Return[2]				
Class A.	$1,000	$1,017.39	1.52%	$ 7.67
Class B.	1,000	1,013.23	2.35	11.88
Class C	1,000	1,014.04	2.19	11.08
Class E.	1,000	1,013.00	2.40	12.08
Class I	1,000	1,019.37	1.13	5.65
Class Y.	1,000	1,018.10	1.38	6.96

Ivy International Growth Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 908.10	1.40%	$ 6.68
Class B.	1,000	903.50	2.41	11.42
Class C	1,000	903.50	2.36	11.23
Class E**	1,000	908.70	1.24	5.92
Class I	1,000	909.30	1.20	5.73
Class Y.	1,000	907.90	1.42	6.77
Based on 5% Return[2]				
Class A.	$1,000	$1,018.02	1.40%	$ 7.06
Class B.	1,000	1,012.96	2.41	12.08
Class C	1,000	1,013.21	2.36	11.88
Class E**	1,000	1,018.78	1.24	6.26
Class I	1,000	1,019.01	1.20	6.06
Class Y.	1,000	1,017.91	1.42	7.16

See footnotes on page 14.

Ivy Pacific Opportunities Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 833.80	1.71%	$ 7.79
Class B.	1,000	829.50	2.70	12.35
Class C	1,000	830.10	2.46	11.26
Class E**	1,000	834.80	1.40	6.42
Class I	1,000	835.50	1.29	5.97
Class Y.	1,000	834.20	1.53	7.06
Advisor Class**	1,000	835.80	1.20	5.51
Based on 5% Return[2]				
Class A.	$1,000	$1,016.47	1.71%	$ 8.57
Class B.	1,000	1,011.50	2.70	13.58
Class C	1,000	1,012.72	2.46	12.38
Class E**	1,000	1,017.99	1.40	7.06
Class I	1,000	1,018.55	1.29	6.56
Class Y.	1,000	1,017.33	1.53	7.77
Advisor Class**	1,000	1,019.01	1.20	6.06

Ivy Balanced Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 958.30	1.35%	$ 6.66
Class B.	1,000	954.30	2.27	11.14
Class C	1,000	955.10	2.10	10.26
Class E**	1,000	959.50	1.11	5.39
Class I	1,000	960.50	1.01	4.90
Class Y.	1,000	958.70	1.26	6.17
Based on 5% Return[2]				
Class A.	$1,000	$1,018.24	1.35%	$ 6.86
Class B.	1,000	1,013.65	2.27	11.48
Class C	1,000	1,014.49	2.10	10.58
Class E**	1,000	1,019.46	1.11	5.55
Class I	1,000	1,019.96	1.01	5.05
Class Y.	1,000	1,018.71	1.26	6.36

See footnotes on page 14.

Ivy Global Natural Resources Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 997.00	1.26%	$ 6.29
Class B.	1,000	993.00	2.06	10.26
Class C	1,000	993.20	1.99	9.97
Class E.	1,000	991.90	2.30	11.45
Class I	1,000	998.40	0.99	5.00
Class R	1,000	995.60	1.54	7.68
Class Y.	1,000	997.40	1.20	5.99
Advisor Class**	1,000	997.40	0.90	6.29
Based on 5% Return[2]				
Class A.	$1,000	$1,018.72	1.26%	$ 6.36
Class B.	1,000	1,014.70	2.06	10.38
Class C	1,000	1,015.04	1.99	10.08
Class E.	1,000	1,013.52	2.30	11.58
Class I	1,000	1,020.05	0.99	5.05
Class R	1,000	1,017.32	1.54	7.77
Class Y.	1,000	1,019.00	1.20	6.06
Advisor Class**	1,000	1,018.74	0.90	6.36

Ivy Real Estate Securities Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 882.60	1.72%	$ 8.10
Class B.	1,000	878.00	2.80	13.15
Class C	1,000	878.80	2.58	12.12
Class E.	1,000	877.80	2.88	13.52
Class I	1,000	885.20	1.16	5.47
Class R	1,000	883.00	1.68	7.91
Class Y	1,000	884.00	1.38	6.50
Based on 5% Return[2]				
Class A.	$1,000	$1,016.41	1.72%	$ 8.67
Class B.	1,000	1,010.99	2.80	14.08
Class C	1,000	1,012.09	2.58	12.98
Class E.	1,000	1,010.61	2.88	14.48
Class I	1,000	1,019.21	1.16	5.86
Class R	1,000	1,016.59	1.68	8.47
Class Y	1,000	1,018.08	1.38	6.96

See footnotes on page 14.

Ivy Bond Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 983.50	1.20%	$ 5.95
Class B.	1,000	978.20	2.27	11.28
Class C	1,000	979.50	2.02	10.00
Class E.	1,000	981.20	1.72	8.52
Class I	1,000	985.10	0.87	4.37
Class Y.	1,000	983.20	1.31	6.54
Based on 5% Return[2]				
Class A.	$1,000	$1,018.98	1.20%	$ 6.06
Class B.	1,000	1,013.65	2.27	11.48
Class C	1,000	1,014.88	2.02	10.18
Class E.	1,000	1.016.42	1.72	8.67
Class I	1,000	1,020.65	0.87	4.45
Class Y.	1,000	1,018.43	1.31	6.66

See footnotes on page 14.

Ivy Mortgage Securities Fund Expenses

For the Six Months Ended March 31, 2008	Beginning Account Value 9-30-07	Ending Account Value 3-31-08	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A........................	$1,000	$ 948.30	1.14%	$ 5.55
Class B........................	1,000	943.80	2.10	10.20
Class C	1,000	944.70	1.91	9.24
Class E........................	1,000	944.50	1.94	9.43
Class I	1,000	950.00	0.78	3.80
Class Y........................	1,000	948.90	1.01	4.97
Based on 5% Return[2]				
Class A........................	$1,000	$1,019.31	1.14%	$ 5.76
Class B........................	1,000	1,014.51	2.10	10.58
Class C	1,000	1,015.47	1.91	9.57
Class E........................	1,000	1,015.31	1.94	9.77
Class I	1,000	1,021.11	0.78	3.94
Class Y........................	1,000	1,019.95	1.01	5.15

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the tables), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2008, and divided by 366.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Manager's Discussion of Ivy Dividend Income Fund

March 31, 2008



Below, David P. Ginther, CPA, portfolio manager of the Ivy Dividend Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. He has managed the Fund since its inception and has 13 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 4.10 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008. By comparison, the Russell 1000 Index (reflecting the performance of stocks that generally represent the equity market) fell 5.41 percent, while the Lipper Equity Income Funds Universe Average (reflecting the universe of funds with similar investment objectives) declined 5.75 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Slower consumer spending

During the first half of the fiscal year, the global economies were strong, and the stock markets in the U.S. and overseas performed well. The favorable outlook changed in the second half when the severity of the U.S. credit crisis became more apparent. The nation's economic growth decelerated and the Federal Reserve reduced interest rates in an effort to improve conditions and avoid a financial crisis.

The deteriorating economic conditions negatively impacted stock markets worldwide. Much of the weakness was attributable to slower U.S. consumer spending. Therefore, the sectors that serve the U.S. individual consumers, such as financial services and consumer cyclicals, were the worst-performing sectors. However, the weak consumer spending in the United States did not affect industrial and infrastructure spending or growth overseas. Consequently, the areas of the stock market that performed the best were those that benefit from infrastructure spending and generate revenues outside the United States.

These sectors include industrials and energy, whose companies represented a high percentage of the Fund's holdings, which was a key driver of the Fund's performance. In addition, the Fund did not have a large exposure to financial services companies, which also contributed.

Food and oil fueled returns

Within industrials, the agriculture stocks were the best performers. Agriculture outperformed because grain prices rose during the second half of the year. Corn prices increased from lows of about $3.50 during the middle of 2007 to approximately $6 in 2008. This was attributable to low inventories and rising demand from developing countries and biofuels producers. Energy companies, benefiting from rising oil prices, also were significant contributors to performance. Oil climbed from $60 per barrel in early 2007 to nearly $112 in early 2008 because of strong demand and limited supply growth.

While industrials and energy flourished, financials floundered. The Fund has been underweight financials. Still, we were not immune to the problems. The worst-performing stocks in the Fund were bond insurers. We underestimated the magnitude of the credit problem, but because the investment was small, it only had a minor impact on performance. In addition, after years of strong stock performance, our investments in real estate investment trusts were hit because of concerns that the credit issues will impact the value of property and availability of capital, which help to drive growth rates.

The Fund owns stock in industries such as energy and industrials based on a long-term view of the global economy's direction and worldwide challenges. We believe some of these challenges provide investment opportunities, and others don't.

The credit crisis in the United States is one of the bigger challenges, in our opinion. A big question is if the situation will improve for financial services and consumer cyclical companies because of an improvement in consumer spending.

Our outlook

We think the U.S. consumer must retrench. We believe this will limit U.S. economic growth, but we don't expect the country's economy to collapse, and it even could create potential opportunities. Financial services stocks, which have performed poorly for the past year, is an area we are watching closely for new opportunities.

Even if it does fall into a recession, the U.S. economy represents only about 25 percent of the global economy, and most other countries don't face consumer credit issues. In fact, we believe the outlook for growth outside the United States is favorable. Consumers in emerging markets are spending more to raise their standard of living. Creating the infrastructure for developing countries to raise their standards of living is one of the biggest challenges the world faces, and it

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
AllianceBernstein Holding L.P.	Schlumberger Limited
Deere & Company	Deere & Company
Schlumberger Limited	Fluor Corporation
Chicago Mercantile Exchange Holdings Inc.	Exxon Mobil Corporation
Exxon Mobil Corporation	Colgate-Palmolive Company
General Electric Company	CME Group Inc.
Altria Group, Inc.	Abbott Laboratories
Boeing Company (The)	Raytheon Company
J.P. Morgan Chase & Co.	J.P. Morgan Chase & Co.
Fluor Corporation	Monsanto Company

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

creates great investment opportunities. Increasing standards of living in these countries requires more infrastructure and energy, which helps to drive business spending.

Companies that meet these needs will experience rising cash flows, in our opinion; these are the companies we want to own in the Fund. We intend to continue to focus more on companies that have increasing cash flows that can be used to raise dividends than of the absolute level of dividends.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy Dividend Income Fund, Class A Shares[1]	$16,171
— — —	Russell 1000 Index	$15,135
- - - - - -	Lipper Equity Income Funds Universe Average	$15,488



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-08	−1.89%	−0.92%	3.32%	—	—	4.23%
5-year period ended 3-31-08	—	—	—	—	—	—
10-year period ended 3-31-08	—	—	—	—	—	—
Since inception of Class[3] through 3-31-08	10.63%	10.76%	11.13%	—	—	12.15%
Cumulative return since inception of Class[3] through 3-31-08	—	—	—	−2.91%	4.08%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) 6-30-03 for Class A, Class B, Class C and Class Y shares, and 4-02-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY DIVIDEND INCOME FUND

Portfolio Highlights

On March 31, 2008, Ivy Dividend Income Fund had net assets totaling $197,162,136 invested in a diversified portfolio of:

86.33%	Domestic Common Stocks
7.44%	Foreign Common Stocks
6.23%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Financial Services Stocks	$16.95
Energy Stocks	$16.90
Consumer Nondurables Stocks	$13.75
Capital Goods Stocks	$10.86
Cash and Cash Equivalents	$ 6.23
Technology Stocks	$ 6.23
Raw Materials Stocks	$ 5.12
Miscellaneous Stocks[1]	$ 5.00
Utilities Stocks	$ 4.92
Health Care Stocks	$ 4.76
Multi-Industry Stocks	$ 3.82
Shelter Stocks	$ 2.77
Retail Stocks	$ 2.69

(1)Includes $1.53 Business Equipment and Services Stocks, $1.15 Consumer Services Stocks and $2.32 Transportation Stocks.

The Investments of Ivy Dividend Income Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Aircraft – 3.20%		
Goodrich Corporation.	31,450	$ 1,808,689
Raytheon Company	69,600	4,496,856
		6,305,545
Banks – 3.85%		
Bank of America Corporation.	88,050	3,337,975
U.S. Bancorp	74,300	2,404,348
Wells Fargo & Company	63,400	1,844,940
		7,587,263
Beverages – 5.56%		
Coca-Cola Company (The)	62,050	3,776,984
Diageo plc, ADR.	42,800	3,480,496
PepsiCo, Inc.	51,400	3,711,080
		10,968,560
Business Equipment and Services – 1.00%		
IntercontinentalExchange, Inc.*	15,150	1,977,075
Capital Equipment – 5.18%		
Caterpillar Inc.	27,350	2,141,231
Chicago Bridge & Iron Company N.V., NY Shares	44,550	1,748,142
Deere & Company	78,500	6,314,540
		10,203,913
Chemicals – Petroleum and Inorganic – 2.19%		
Monsanto Company.	38,650	4,309,475
Chemicals – Specialty – 1.60%		
Air Products and Chemicals, Inc.	34,300	3,155,600
Communications Equipment – 0.84%		
Nokia Corporation, Series A, ADR.	51,900	1,651,977
Computers – Peripherals – 1.35%		
Microsoft Corporation.	94,050	2,662,556
Electrical Equipment – 0.96%		
Emerson Electric Co.	36,800	1,893,728
Electronic Components – 0.84%		
Microchip Technology Incorporated	50,400	1,650,852

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Dividend Income Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 1.04%		
Capital One Financial Corporation.	41,800	$ 2,057,396
Food and Related – 1.05%		
Wm. Wrigley Jr. Company	32,800	2,061,152
Health Care – Drugs – 3.96%		
Abbott Laboratories	83,050	4,580,207
Merck & Co., Inc.	85,150	3,231,443
		7,811,650
Hospital Supply and Management – 0.80%		
Medtronic, Inc.	32,800	1,586,536
Hotels and Gaming – 1.15%		
Starwood Hotels & Resorts Worldwide, Inc.	43,950	2,274,413
Household – General Products – 4.33%		
Colgate-Palmolive Company	62,500	4,869,375
Procter & Gamble Company (The)	52,400	3,671,668
		8,541,043
Insurance – Life – 1.53%		
Aflac Incorporated	46,300	3,007,185
Insurance – Property and Casualty – 2.19%		
ACE Limited	23,800	1,310,428
Everest Re Group, Ltd.	16,300	1,459,339
Travelers Companies, Inc. (The)	32,200	1,540,770
		4,310,537
Metal Fabrication – 1.70%		
Loews Corporation, Carolina Group	46,200	3,351,810
Multiple Industry – 3.82%		
Altria Group, Inc.	75,800	1,682,760
Consolidated Communications Holdings, Inc.	118,050	1,784,916
General Electric Company	56,450	2,089,214
NuStar GP Holdings, LLC	78,000	1,974,180
		7,531,070

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Dividend Income Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 3.02%		
Fluor Corporation	42,150	$ 5,949,894
Petroleum – Domestic – 1.48%		
XTO Energy Inc.	47,150	2,916,699
Petroleum – International – 6.17%		
Anadarko Petroleum Corporation	16,250	1,024,237
Apache Corporation	34,050	4,113,921
Exxon Mobil Corporation	64,450	5,451,181
Marathon Oil Corporation	34,650	1,580,040
		12,169,379
Petroleum – Services – 9.25%		
National Oilwell Varco, Inc.*	48,400	2,825,592
Schlumberger Limited	72,850	6,337,950
Smith International, Inc.	46,900	3,012,387
Transocean Inc.	13,162	1,779,502
Weatherford International Ltd.*	47,150	3,416,961
Williams Pipeline Partners L.P.*	49,450	862,903
		18,235,295
Railroad – 2.32%		
Burlington Northern Santa Fe Corporation	18,850	1,738,347
Union Pacific Corporation	22,650	2,839,857
		4,578,204
Real Estate Investment Trust – 2.77%		
Douglas Emmett, Inc.	83,950	1,851,937
ProLogis	24,250	1,427,355
Simon Property Group, Inc.	23,450	2,178,740
		5,458,032
Restaurants – 1.27%		
McDonald's Corporation	44,950	2,506,861
Retail – General Merchandise – 1.42%		
Nordstrom, Inc.	57,350	1,869,610
Target Corporation	18,300	927,444
		2,797,054
Security and Commodity Brokers – 8.34%		
AllianceBernstein Holding L.P.	55,100	3,492,238
CME Group Inc.	10,200	4,784,820
J.P. Morgan Chase & Co.	100,602	4,320,856
Merrill Lynch & Co., Inc.	42,850	1,745,709
Morgan Stanley	45,950	2,099,915
		16,443,538

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Dividend Income Fund

COMMON STOCKS (Continued)	Shares	Value
Steel – 1.33%		
Nucor Corporation	38,750	$ 2,624,925
Timesharing and Software – 0.53%		
Visa Inc., Class A*	16,900	1,053,884
Tobacco – 2.81%		
Philip Morris International Inc.*	75,800	3,833,964
Reynolds American Inc.	28,900	1,705,967
		5,539,931
Utilities – Electric – 2.57%		
Dominion Resources, Inc.	47,200	1,927,648
NRG Energy, Inc.*	80,650	3,144,544
		5,072,192
Utilities – Gas and Pipeline – 1.54%		
El Paso Pipeline Partners, L.P.	63,550	1,440,043
Enbridge Inc.	38,900	1,601,124
		3,041,167
Utilities – Telephone – 0.81%		
Iowa Telecommunications Services, Inc.	89,950	1,594,813
TOTAL COMMON STOCKS – 93.77%		$184,881,204
(Cost: $155,466,423)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Aircraft – 2.54%		
United Technologies Corporation,		
2.3%, 4–1–08	$5,000	5,000,000
Apparel – 1.01%		
NIKE, Inc.,		
2.28%, 4–11–08	2,000	1,998,733
Finance Companies – 1.27%		
USAA Capital Corp.,		
2.3%, 4–7–08	2,500	2,499,042

See Notes to Schedule of Investments on page 24.

The Investments of Ivy Dividend Income Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Motor Vehicles – 3.13%		
Harley-Davidson, Inc.,		
2.3%, 4–1–08	$6,166	$ 6,166,000
Security and Commodity Brokers – 2.02%		
American Express Credit Corp.,		
2.71%, 4–28–08	4,000	3,991,870
TOTAL SHORT-TERM SECURITIES – 9.97%		$ 19,655,645
(Cost: $19,655,645)		
TOTAL INVESTMENT SECURITIES – 103.74%		$204,536,849
(Cost: $175,122,068)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.74%)		(7,374,713)
NET ASSETS – 100.00%		$197,162,136

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY DIVIDEND INCOME FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $175,122) (Notes 1 and 3)	$204,537
Receivables:	
Fund shares sold.	941
Dividends and interest.	406
Prepaid and other assets	23
Total assets	205,907

LIABILITIES

Payable for investment securities purchased	8,198
Payable to Fund shareholders	286
Accrued management fee (Note 2)	115
Accrued shareholder servicing (Note 2).	49
Accrued service fee (Note 2)	41
Due to custodian.	30
Accrued accounting services fee (Note 2)	6
Accrued distribution fee (Note 2)	1
Other.	19
Total liabilities.	8,745
Total net assets.	$197,162

NET ASSETS

Capital paid in (shares authorized – unlimited)	$170,752
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(9)
Accumulated undistributed net realized loss	
on investment transactions	(2,996)
Net unrealized appreciation in value of investments.	29,415
Net assets applicable to outstanding units of capital.	$197,162
Net asset value per share (net assets divided by shares outstanding):	
Class A	$16.05
Class B	$15.93
Class C	$15.95
Class E	$16.01
Class I	$16.07
Class Y	$16.06
Capital shares outstanding:	
Class A	9,229
Class B	656
Class C	1,514
Class E	123
Class I	6
Class Y	770

See Notes to Financial Statements.

Statement of Operations

IVY DIVIDEND INCOME FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $16)	$ 2,999
Interest and amortization	819
Total income	3,818
Expenses (Note 2):	
Investment management fee	1,251
Shareholder servicing:	
Class A	356
Class B	53
Class C	66
Class E	11
Class I	—*
Class Y	13
Service fee:	
Class A	316
Class B	28
Class C	57
Class Y	20
Distribution fee:	
Class A	23
Class B	85
Class C	172
Class E	3
Accounting services fee	72
Audit fees	11
Custodian fees	8
Legal fees	2
Other	185
Total expenses	2,732
Net investment income	1,086

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(2,385)
Unrealized appreciation in value of investments during the period	4,858
Net gain on investments	2,473
Net increase in net assets resulting from operations	$ 3,559

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY DIVIDEND INCOME FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,086	$ 1,040
Realized net gain (loss) on investments	(2,385)	2,989
Unrealized appreciation.	4,858	7,777
Net increase in net assets resulting from operations	3,559	11,806
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(1,106)	(963)
Class B	(14)	(24)
Class C	(53)	(61)
Class E	(3)	NA
Class I	(2)	NA
Class Y	(66)	(17)
Realized gains on investment transactions:		
Class A	(1,516)	(1,058)
Class B	(126)	(106)
Class C	(259)	(209)
Class E	(19)	NA
Class I	(1)	NA
Class Y	(95)	(16)
	(3,260)	(2,454)
Capital share transactions (Note 5)	57,974	46,283
Total increase	58,273	55,635
NET ASSETS		
Beginning of period.	138,889	83,254
End of period.	$197,162	$138,889
Undistributed net investment income (loss)	$ (9)	$ 23

(1)See "Financial Highlights" on pages 28 - 33.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the period from 6-30-03[1] to 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period......	$15.70	$14.41	$12.13	$11.07	$11.03	$10.00
Income from investment operations:						
Net investment income...	0.13[2]	0.17[2]	0.12[2]	0.09	0.01	0.04
Net realized and unrealized gain on investments	0.54[2]	1.49[2]	2.30[2]	1.10	0.04	1.03
Total from investment operations.............	0.67	1.66	2.42	1.19	0.05	1.07
Less distributions from:						
Net investment income...	(0.14)	(0.18)	(0.11)	(0.09)	(0.01)	(0.04)
Capital gains	(0.18)	(0.19)	(0.03)	(0.04)	(0.00)	(0.00)
Total distributions..........	(0.32)	(0.37)	(0.14)	(0.13)	(0.01)	(0.04)
Net asset value, end of period...........	$16.05	$15.70	$14.41	$12.13	$11.07	$11.03
Total return[3]	4.10%	11.57%	19.99%	10.78%	0.41%	10.70%
Net assets, end of period (in millions)............	$148	$107	$61	$32	$17	$16
Ratio of expenses to average net assets including expense waiver.........	1.37%	1.38%	1.45%	1.59%	2.00%[4]	1.11%[4]
Ratio of net investment income to average net assets including expense waiver.........	0.77%	1.16%	0.92%	0.94%	0.20%[4]	1.34%[4]
Ratio of expenses to average net assets excluding expense waiver.........	1.37%[5]	1.38%[5]	1.45%[5]	1.59%[5]	2.40%[4]	1.81%[4]
Ratio of net investment income (loss) to average net assets excluding expense waiver.........	0.77%[5]	1.16%[5]	0.92%[5]	0.94%[5]	−0.20%[4]	0.64%[4]
Portfolio turnover rate	30%	24%	15%	32%	12%	16%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the period from 6-30-03[1] to 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period......	$15.63	$14.34	$12.09	$11.05	$11.03	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)	0.05	0.01	0.02	(0.02)	0.01
Net realized and unrealized gain on investments	0.53	1.47	2.28	1.06	0.04	1.03
Total from investment operations.............	0.50	1.52	2.29	1.08	0.02	1.04
Less distributions from:						
Net investment income...	(0.02)	(0.04)	(0.01)	(0.00)	(0.00)	(0.01)
Capital gains	(0.18)	(0.19)	(0.03)	(0.04)	(0.00)	(0.00)
Total distributions..........	(0.20)	(0.23)	(0.04)	(0.04)	(0.00)	(0.01)
Net asset value, end of period...........	$15.93	$15.63	$14.34	$12.09	$11.05	$11.03
Total return	3.09%	10.63%	18.94%	9.76%	0.18%	10.36%
Net assets, end of period (in millions)............	$11	$10	$7	$6	$2	$2
Ratio of expenses to average net assets including expense waiver.........	2.34%	2.30%	2.32%	2.44%	2.99%[2]	2.03%[2]
Ratio of net investment income (loss) to average net assets including expense waiver.........	−0.16%	0.29%	0.03%	0.11%	−0.81%[2]	0.36%[2]
Ratio of expenses to average net assets excluding expense waiver.........	2.34%[3]	2.30%[3]	2.32%[3]	2.44%[3]	3.39%[2]	2.73%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver.........	−0.16%[3]	0.29%[3]	0.03%[3]	0.11%[3]	−1.21%[2]	−0.34%[2]
Portfolio turnover rate	30%	24%	15%	32%	12%	16%

(1)Commencement of operations of the class.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the period from 6-30-03[1] to 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period......	$15.63	$14.34	$12.09	$11.05	$11.03	$10.00
Income (loss) from investment operations:						
Net investment income (loss)	(0.00)	0.07	0.01	0.01	(0.02)	0.01
Net realized and unrealized gain on investments	0.54	1.47	2.28	1.07	0.04	1.03
Total from investment operations.............	0.54	1.54	2.29	1.08	0.02	1.04
Less distributions from:						
Net investment income...	(0.04)	(0.06)	(0.01)	(0.00)	(0.00)	(0.01)
Capital gains	(0.18)	(0.19)	(0.03)	(0.04)	(0.00)	(0.00)
Total distributions..........	(0.22)	(0.25)	(0.04)	(0.04)	(0.00)	(0.01)
Net asset value, end of period...........	$15.95	$15.63	$14.34	$12.09	$11.05	$11.03
Total return	3.32%	10.74%	18.95%	9.76%	0.18%	10.38%
Net assets, end of period (in millions)............	$24	$19	$14	$10	$6	$5
Ratio of expenses to average net assets including expense waiver.........	2.15%	2.17%	2.27%	2.42%	2.88%[2]	1.98%[2]
Ratio of net investment income (loss) to average net assets including expense waiver.........	0.00%	0.42%	0.08%	0.10%	−0.68%[2]	0.45%[2]
Ratio of expenses to average net assets excluding expense waiver.........	2.15%[3]	2.17%[3]	2.27%[3]	2.42%[3]	3.28%[2]	2.68%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver.........	0.00%[3]	0.42%[3]	0.08%[3]	0.10%[3]	−1.08%[2]	−0.25%[2]
Portfolio turnover rate	30%	24%	15%	32%	12%	16%

(1) Commencement of operations of the class.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$15.76
Income (loss) from investment operations:	
Net investment loss	(0.01)[2]
Net realized and unrealized gain on investments	0.51[2]
Total from investment operations	0.50
Less distributions from:	
Net investment income	(0.07)
Capital gains	(0.18)
Total distributions	(0.25)
Net asset value, end of period	$16.01
Total return[3]	3.01%
Net assets, end of period (in millions)	$2
Ratio of expenses to average net assets	2.17%[4]
Ratio of net investment income to average net assets	−0.18%[4]
Portfolio turnover rate	30%[5]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$15.76
Income from investment operations:	
Net investment income	0.20
Net realized and unrealized gain on investments	0.47
Total from investment operations	0.67
Less distributions from:	
Net investment income	(0.18)
Capital gains	(0.18)
Total distributions	(0.36)
Net asset value, end of period	$16.07
Total return	4.08%
Net assets, end of period (in thousands)	$104
Ratio of expenses to average net assets	1.00%[2]
Ratio of net investment income to average net assets	1.17%[2]
Portfolio turnover rate	30%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY DIVIDEND INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the period from 6-30-03[1] to 12-31-03
	2008	**2007**	**2006**	**2005**		
Net asset value, beginning of period.	$15.70	$14.41	$12.13	$11.07	$11.03	$10.00
Income from investment operations:						
Net investment income. . .	0.14[2]	0.12[2]	0.15[2]	0.11	0.01	0.05
Net realized and unrealized gain on investments	0.55[2]	1.55[2]	2.29[2]	1.10	0.04	1.03
Total from investment operations.	0.69	1.67	2.44	1.21	0.05	1.08
Less distributions from:						
Net investment income. . .	(0.15)	(0.19)	(0.13)	(0.11)	(0.01)	(0.05)
Capital gains	(0.18)	(0.19)	(0.03)	(0.04)	(0.00)	(0.00)
Total distributions	(0.33)	(0.38)	(0.16)	(0.15)	(0.01)	(0.05)
Net asset value, end of period.	$16.06	$15.70	$14.41	$12.13	$11.07	$11.03
Total return	4.23%	11.65%	20.14%	10.94%	0.42%	10.78%
Net assets, end of period (in millions).	$12	$3	$1	$1	$1	$1
Ratio of expenses to average net assets including expense waiver	1.26%	1.29%	1.34%	1.44%	1.91%[3]	1.25%[3]
Ratio of net investment income to average net assets including expense waiver	0.78%	0.92%	1.03%	1.09%	0.28%[3]	1.08%[3]
Ratio of expenses to average net assets excluding expense waiver	1.26%[4]	1.29%[4]	1.34%[4]	1.44%[4]	2.31%[3]	1.95%[3]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.78%[4]	0.92%[4]	1.03%[4]	1.09%[4]	−0.12%[3]	0.38%[3]
Portfolio turnover rate	30%	24%	15%	32%	12%	16%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Manager's Discussion of Ivy Small Cap Value Fund

March 31, 2008



Ivy Small Cap Value Fund was subadvised by BlackRock Capital Management, Inc. from the start of the fiscal year until March 24, 2008. Effective March 24, 2008, Ivy Investment Management Company, the Fund's investment manager, assumed direct investment management responsibilities of the Fund's portfolio. At that time, Timothy J. Miller of Ivy Investment Management Company began managing the Fund. Mr. Miller joined the company in February 2008 and has 29 years of industry experience. This includes more than 10 years with Invesco Funds Group, including four years as Chief Investment Officer.

Below, is a discussion of the Fund's positioning, performance and results for the fiscal year ended March 31, 2008, from the Fund's former subadvisor, BlackRock Capital Management, Inc. Mr. Miller provided the outlook portion of this discussion.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar.

The Fund dropped 15.19 percent (Class A Shares at net asset value) for the 12 months ended March 31, 2008. By comparison, the Russell 2000 Value Index (reflecting the performance of securities that generally represent small company value stocks) fell 16.90 percent for the same period. The Lipper Small-Cap Value Funds Universe Average (reflecting the universe of funds with similar investment objectives) fell 14.71 percent. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Challenging environment

U.S. equity markets sold off sharply during the period as tumult in the residential real estate market, evaporating credit, spiking energy prices, a deteriorating employment outlook and the liquidity-driven collapse of Bear Stearns combined to pique fears of an economic recession and pressure stock prices. In this challenging environment, the Fund slightly outpaced the benchmark (before taking into account the Fund's sales charge) as relative strength in industrials, health care and consumer staples overcame weakness in materials, information technology and financials.

Positive selection in industrials, health care and consumer staples

Fear of recession here at home and a slowing global economy weighed on industrials stocks during the period. Against this backdrop, positive stock selection proved to be the most notable driver of performance. Brink's, a provider of armored car and home security services, was among the key individual contributors as management moved to unlock shareholder value with the announced spin-off of the firm's home security business. Kirby Corporation, a shipper of petroleum and petroleum-based products, also added significant value as shares moved higher on strong earnings and rising commodity prices.

In health care, positive stock selection, particularly among pharmaceutical producers and equipment and supply manufacturers, powered favorable performance comparisons. Axcan Pharma Inc. added significant value as shares of the maker of products used in the treatment of gastrointestinal ailments surged following its announced acquisition by private equity firm TPG Capital. DJO Incorporated was another significant contributor in the sector as the orthopedic device maker announced its acquisition at a significant premium in mid-July.

In the consumer staples sector, stock selection and an overweight position, particularly among food and staples retailers and food products producers, generated outperformance. BJ's Wholesale Club, Inc. and Ruddick Corporation, operator of the Harris Teeter supermarket chain, were among the standout performers. Chicken producer Pilgrim's Pride Corporation and organic foods maker The Hain Celestial Group, Inc. also contributed to relative strength in the sector.

Poor selection in metals and mining

Although an overweight position among containers and packaging producers added value, overall disappointing stock selection resulted in underperformance in the materials sector. Key areas of weakness included the metals and mining and chemicals subsectors. Largely driven by spiking commodity prices,

metals and mining stocks experienced strong gains during the period. Negative stock selection and an underweight to these names detracted from sector returns.

Stock selection also hampered relative performance in information technology. The Fund experienced the greatest weakness in the volatile semiconductor-related names. Declines in shares of RF Micro Devices, Inc., PMC-Sierra, Inc. and Trident Microsystems, Inc. accounted for much of the shortfall. We eliminated positions in RF Micro Devices, Inc. and Trident Microsystems and trimmed our weighting in PMC-Sierra, Inc. during the period as we became increasingly negative in our near-term outlook for semiconductor manufacturers.

Continued fallout from the subprime mortgage crisis and tight credit markets presented a challenging environment for financials stocks. Although the Fund's thrift and mortgage finance and insurance stocks outpaced their benchmark counterparts, these relative gains were overshadowed by underperformance in the commercial bank and capital markets subsectors. Boston Private Financial and Sterling Financial were among the most notable detractors. Shares of investment bank and brokerage firm Piper Jaffray Companies also declined during the period, contributing to underperformance in the sector.

During the period, we took advantage of weakness to increase consumer discretionary exposure in the Fund, adding to existing

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
BJ's Wholesale Club, Inc.	Brink's Company (The)
Orient-Express Hotels Ltd.	Ruddick Corporation
DJO Incorporated	LKQ Corporation
Brink's Company (The)	Sybase, Inc.
Silgan Holdings Inc.	Watson Wyatt & Company Holdings, Inc., Class A
Pilgrim's Pride Corporation	Hain Celestial Group, Inc. (The)
Hain Celestial Group, Inc. (The)	Texas Industries, Inc.
Piper Jaffray Companies	BJ's Wholesale Club, Inc.
Texas Industries, Inc.	Silgan Holdings Inc.
Waste Connections, Inc.	Orient-Express Hotels Ltd.

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

holdings and establishing several new positions, including gaming machine maker WMS Industries and LKQ Corp., a producer of recycled automotive parts. We also added modestly to our information technology weighting, primarily within the software sub-sector. Conversely, we reduced our weightings in industrials and financials.

Our outlook

We believe the headwinds for the domestic consumer discretionary sector are mounting as oil and food prices continue to rise and confidence levels fade. Accordingly, we believe that it is premature to have a significant overweight in this sector and are therefore selectively cutting back in the hotels and retail space. The financial services sector, on the other hand, actually outperformed the overall Russell 2000 value benchmark in the first calendar quarter of 2008, and we believe that opportunities in this sector warrant increased exposure. Valuations are near record lows and a return to near-normal levels of profitability in some of these companies would yield dramatic stock price recoveries – a scenario that we feel will take time to unfold and will be volatile in the interim, but nevertheless poses an attractive risk/reward for certain stocks. In the commodities oriented sectors, tight global capacity utilization persists which we believe could lead to continued relative earnings strength in the energy, agricultural and metals sectors where we have also modestly increased our exposure. The magnitude of the economic slowdown will likely have a large impact on performance going forward, and we continue to be focused on those stocks whose valuations reflect a more dire scenario than we anticipate.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what is believed to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——— Ivy Small Cap Value Fund, Class A Shares[1]	$18,795
— — — Russell 2000 Value Index	$23,165
- - - - - Lipper Small-Cap Value Funds Universe Average	$22,919



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-08 . . .	−20.06%	−19.33%	−15.91%	—	—	−14.89%
5-year period ended 3-31-08 . . .	12.99%	—	—	—	—	—
10-year period ended 3-31-08 . .	5.50%	—	—	—	—	—
Since inception of Class[4] through 3-31-08	—	4.11%	4.76%	—	—	5.95%
Cumulative return since inception of Class[4] through 3-31-08 . . .	—	—	—	−19.72%	−14.39%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.**

(3) Class E shares are not currently available for investment.

(4) 12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Venture Fund merged into the Ivy Small Cap Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Venture Fund Class A shares, restated to reflect current sales charges applicable to Ivy Small Cap Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Small Cap Value Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY SMALL CAP VALUE FUND

Portfolio Highlights

On March 31, 2008, Ivy Small Cap Value Fund had net assets totaling $131,915,022 invested in a diversified portfolio of:

86.09%	Domestic Common Stocks
8.30%	Foreign Common Stocks
5.61%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Financial Services Stocks	$12.75
Business Equipment and Services Stocks	$12.10
Retail Stocks	$10.60
Technology Stocks	$10.26
Consumer Services Stocks.	$ 8.63
Consumer Nondurables Stocks	$ 7.95
Capital Goods Stocks	$ 7.19
Health Care Stocks	$ 6.45
Cash and Cash Equivalents	$ 5.61
Miscellaneous Stocks[1]	$ 5.11
Energy Stocks	$ 4.90
Utilities Stocks	$ 4.54
Shelter Stocks	$ 3.91

(1)Includes $2.86 Consumer Durables Stocks, $0.85 Raw Materials Stocks and $1.40 Transportation Stocks.

The Investments of Ivy Small Cap Value Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Aircraft – 1.88%		
Orbital Sciences Corporation*	102,700	$ 2,475,070
Apparel – 0.74%		
Albany International Corp., Class A	27,000	975,780
Banks – 7.34%		
First Midwest Bancorp, Inc.	71,400	1,982,421
First Niagara Financial Group, Inc.	155,700	2,113,628
KBW, Inc.*	66,000	1,455,300
Sterling Bancshares, Inc.	137,615	1,366,517
United Bankshares, Inc.	54,489	1,450,770
Wintrust Financial Corporation	37,549	1,316,843
		9,685,479
Business Equipment and Services – 11.14%		
Brink's Company (The)	81,100	5,448,298
GEO Group, Inc. (The)*	75,300	2,141,532
SkillSoft Public Limited Company*	231,334	2,419,754
Viad Corp	3,228	116,240
Waste Connections, Inc.*	51,050	1,569,277
Watson Wyatt & Company Holdings, Inc., Class A	52,900	3,002,075
		14,697,176
Capital Equipment – 4.37%		
Actuant Corporation, Class A	49,800	1,504,458
Astec Industries, Inc.*	19,500	755,040
Chart Industries, Inc.*	37,200	1,257,360
Lufkin Industries, Inc.	18,200	1,162,434
Warnaco Group, Inc. (The)*	27,500	1,083,088
		5,762,380
Chemicals – Specialty – 0.85%		
H.B. Fuller Company	24,000	489,840
Terra Industries Inc.*	17,900	635,987
		1,125,827
Communications Equipment – 0.70%		
Polycom, Inc.*	40,900	920,864

See Notes to Schedule of Investments on page 43.

The Investments of Ivy Small Cap Value Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Computers – Micro – 0.52%		
Tech Data Corporation*	20,900	$ 685,938
Computers – Peripherals – 4.19%		
Epicor Software Corporation*	74,700	836,640
Lawson Software, Inc.*.	201,500	1,515,280
Sybase, Inc.*	120,511	3,169,439
		5,521,359
Construction Materials – 2.12%		
Texas Industries, Inc.	46,500	2,795,115
Containers – 1.99%		
Silgan Holdings Inc.	52,851	2,618,239
Cosmetics and Toiletries – 1.25%		
Elizabeth Arden, Inc.*.	83,043	1,655,462
Defense – 0.94%		
Teledyne Technologies Incorporated*	26,300	1,236,100
Electronic Components – 0.45%		
PMC-Sierra, Inc.*	104,300	595,031
Electronic Instruments – 1.58%		
WMS Industries Inc.*	58,100	2,089,857
Food and Related – 3.97%		
Hain Celestial Group, Inc. (The)*	97,500	2,876,737
Sensient Technologies Corporation	79,900	2,356,251
		5,232,988
Health Care – General – 2.31%		
Amedisys, Inc.*.	45,166	1,776,153
Cooper Companies, Inc. (The).	37,000	1,273,910
		3,050,063
Hospital Supply and Management – 4.14%		
AmSurg Corp.*.	58,689	1,388,582
Kindred Healthcare, Inc.*	97,344	2,128,913
Magellan Health Services, Inc.*.	49,040	1,947,378
		5,464,873

See Notes to Schedule of Investments on page 43.

The Investments of Ivy Small Cap Value Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Hotels and Gaming – 7.85%		
Morgans Hotel Group Co.*..........................	122,943	$ 1,796,812
Orient-Express Hotels Ltd.	57,500	2,481,700
Pinnacle Entertainment, Inc.*	151,100	1,934,080
Scientific Games Corporation, Class A*	83,349	1,759,081
Vail Resorts, Inc.*................................	49,387	2,384,898
		10,356,571
Insurance – Property and Casualty – 3.93%		
Aspen Insurance Holdings Limited	12,000	316,560
Endurance Specialty Holdings Ltd.	25,161	920,893
IPC Holdings, Ltd.	88,549	2,476,716
Navigators Group, Inc. (The)*	8,060	438,182
Platinum Underwriters Holdings, Ltd.	31,991	1,038,428
		5,190,779
Leisure Time Industry – 0.78%		
LeapFrog Enterprises, Inc.*........................	145,210	1,023,730
Motor Vehicle Parts – 2.86%		
LKQ Corporation*.................................	167,900	3,768,515
Non-Residential Construction – 0.70%		
Perini Corporation*...............................	25,488	923,430
Petroleum – Domestic – 0.66%		
Delta Petroleum Corporation*	38,400	864,960
Petroleum – International – 1.16%		
Swift Energy Company*............................	34,000	1,529,660
Petroleum – Services – 3.08%		
Cal Dive International, Inc.*	57,600	597,888
North American Energy Partners Inc.*	84,900	1,302,366
Oil States International, Inc.*	25,500	1,142,655
W-H Energy Services, Inc.*	14,800	1,018,980
		4,061,889
Real Estate Investment Trust – 3.91%		
Arbor Realty Trust, Inc.	116,029	1,749,717
Gramercy Capital Corp.	109,819	2,298,512
Redwood Trust, Inc.	30,670	1,114,854
		5,163,083

See Notes to Schedule of Investments on page 43.

The Investments of Ivy Small Cap Value Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 1.01%		
Jack in the Box Inc.	49,800	$ 1,338,126
Retail – Food Stores – 4.00%		
Longs Drug Stores Corporation	30,900	1,312,014
Ruddick Corporation	107,600	3,966,136
		5,278,150
Retail – General Merchandise – 2.05%		
BJ's Wholesale Club, Inc.*	75,900	2,708,871
Retail – Specialty Stores – 3.54%		
AnnTaylor Stores Corporation*	51,700	1,250,106
Children's Place Retail Stores, Inc. (The)*	37,100	910,805
Sally Holdings, Inc.*	91,334	630,205
Talbots, Inc. (The)	174,004	1,875,763
		4,666,879
Security and Commodity Brokers – 1.48%		
Piper Jaffray Companies*	57,436	1,950,527
Timesharing and Software – 0.96%		
Forrester Research, Inc.*	40,600	1,077,727
Guidance Software, Inc.*	21,543	192,271
		1,269,998
Trucking and Shipping – 1.40%		
Kirby Corporation*	32,500	1,852,500
Utilities – Electric – 3.54%		
Cleco Corporation	60,700	1,346,326
ITC Holdings Corp.	35,700	1,858,542
UIL Holdings Corporation.	48,700	1,467,331
		4,672,199
Utilities – Gas and Pipeline – 1.00%		
Southwest Gas Corporation.	46,958	1,312,946
TOTAL COMMON STOCKS – 94.39%		$124,520,414
(Cost: $125,199,889)		

See Notes to Schedule of Investments on page 43.

The Investments of Ivy Small Cap Value Fund

March 31, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper – 1.68%		
Household – General		
Fortune Brands Inc.,		
3.4%, 4–1–08	$2,215	$ 2,215,000
United States Government and Government		
Agency Obligations – 3.79%		
Federal Home Loan Bank,		
1.5%, 4–1–08	5,000	5,000,000
TOTAL SHORT-TERM SECURITIES – 5.47%		$ 7,215,000
(Cost: $7,215,000)		
TOTAL INVESTMENT SECURITIES – 99.86%		$131,735,414
(Cost: $132,414,889)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.14%		179,608
NET ASSETS – 100.00%		$131,915,022

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SMALL CAP VALUE FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $132,415) (Notes 1 and 3)	$131,735
Receivables:	
Investment securities sold.	1,039
Fund shares sold.	230
Dividends and interest.	107
Prepaid and other assets	30
Total assets	133,141

LIABILITIES

Payable for investment securities purchased	680
Payable to Fund shareholders	296
Accrued management fee (Note 2)	94
Accrued shareholder servicing (Note 2).	67
Due to custodian.	30
Accrued service fee (Note 2)	25
Accrued accounting services fee (Note 2)	6
Accrued distribution fee (Note 2)	—*
Other.	28
Total liabilities.	1,226
Total net assets.	$131,915

NET ASSETS

Capital paid in (shares authorized – unlimited)	$144,541
Accumulated undistributed loss:	
Accumulated undistributed net investment loss	(17)
Accumulated undistributed net realized loss	
on investment transactions	(11,929)
Net unrealized depreciation in value of investments.	(680)
Net assets applicable to outstanding units of capital.	$131,915
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.96
Class B	$12.34
Class C	$12.51
Class E	$12.98
Class I	$13.20
Class Y	$13.13
Capital shares outstanding:	
Class A	8,041
Class B	447
Class C	635
Class E	7
Class I	35
Class Y	1,046

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY SMALL CAP VALUE FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends	$ 1,479
Interest and amortization	295
Total income	1,774
Expenses (Note 2):	
Investment management fee	1,340
Shareholder servicing:	
Class A	594
Class B	59
Class C	57
Class E	—*
Class I	1
Class Y	27
Service fee:	
Class A	284
Class B	19
Class C	27
Class Y	44
Distribution fee:	
Class A	18
Class B	56
Class C	81
Class E	—*
Registration fees	80
Accounting services fee	70
Custodian fees	18
Audit fees	13
Legal fees	2
Other	69
Total expenses	2,859
Net investment loss	(1,085)
REALIZED AND UNREALIZED LOSS	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net loss on investments	(9,224)
Unrealized depreciation in value of investments during the period	(14,609)
Net loss on investments	(23,833)
Net decrease in net assets resulting from operations	$(24,918)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SMALL CAP VALUE FUND

(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (1,085)	$ (428)
Realized net gain (loss) on investments	(9,224)	13,402
Unrealized depreciation.	(14,609)	(1,667)
Net increase (decrease) in net assets resulting from operations	(24,918)	11,307
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(6,914)	(8,051)
Class B	(343)	(627)
Class C	(513)	(925)
Class E	(6)	NA
Class I	(31)	NA
Class Y	(939)	(1,624)
	(8,746)	(11,227)
Capital share transactions (Note 5)	2,515	35,884
Total increase (decrease)	(31,149)	35,964
NET ASSETS		
Beginning of period.	163,064	127,100
End of period.	$131,915	$163,064
Undistributed net investment loss	$ (17)	$ (14)

(1)See "Financial Highlights" on pages 47 - 52.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

		For the fiscal year ended March 31,			For the fiscal period ended	For the fiscal year ended
	2008	**2007**	**2006**	**2005**	**3-31-04**	**7-31-03**
Net asset value, beginning of period........	$16.22	$16.24	$16.88	$16.68	$13.02	$12.25
Income (loss) from investment operations:						
Net investment loss	(0.10)	(0.03)	(0.11)	(0.13)	(0.08)	(0.09)
Net realized and unrealized gain (loss) on investments.........	(2.28)	1.35	2.62	1.52	3.76	1.74
Total from investment operations...............	(2.38)	1.32	2.51	1.39	3.68	1.65
Less distributions from:						
Net investment income.....	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*
Capital gains	(0.88)	(1.34)	(3.15)	(1.19)	(0.02)	(0.88)
Total distributions	(0.88)	(1.34)	(3.15)	(1.19)	(0.02)	(0.88)
Net asset value, end of period ..	$12.96	$16.22	$16.24	$16.88	$16.68	$13.02
Total return[1]	−15.19%	8.26%	16.44%	8.23%	28.29%	14.91%
Net assets, end of period (in millions)..............	$104	$121	$86	$66	$65	$59
Ratio of expenses to average net assets	1.76%	1.74%	1.80%	1.76%	1.65%[2][3]	1.53%
Ratio of net investment loss to average net assets	−0.63%	−0.24%	−0.76%	−0.79%	−0.76%[2][3]	−0.82%
Portfolio turnover rate........	118%	123%	157%	124%	27%	54%

*Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	2007	2006	2005	
Net asset value, beginning of period	$15.48	$15.72	$16.59	$16.61	$15.27
Income (loss) from investment operations:					
Net investment loss.	(0.35)	(0.14)	(0.25)	(0.23)	(0.05)
Net realized and unrealized gain (loss) on investments.	(2.08)	1.24	2.53	1.40	1.41
Total from investment operations	(2.43)	1.10	2.28	1.17	1.36
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.71)	(1.34)	(3.15)	(1.19)	(0.02)
Total distributions	(0.71)	(1.34)	(3.15)	(1.19)	(0.02)
Net asset value, end of period . .	$12.34	$15.48	$15.72	$16.59	$16.61
Total return	−16.14%	7.11%	15.28%	6.92%	8.93%
Net assets, end of period (in millions)	$5	$9	$7	$5	$1
Ratio of expenses to average net assets	2.83%	2.82%	2.84%	3.02%	3.79%[2]
Ratio of net investment loss to average net assets	−1.69%	−1.33%	−1.80%	−1.88%	−2.93%[2]
Portfolio turnover rate.	118%	123%	157%	124%	27%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	2007	2006	2005	
Net asset value, beginning of period	$15.69	$15.87	$16.67	$16.63	$15.27
Income (loss) from investment operations:					
Net investment loss.	(0.28)	(0.12)	(0.21)	(0.19)	(0.05)
Net realized and unrealized gain (loss) on investments.	(2.14)	1.28	2.56	1.42	1.43
Total from investment operations	(2.42)	1.16	2.35	1.23	1.38
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.76)	(1.34)	(3.15)	(1.19)	(0.02)
Total distributions	(0.76)	(1.34)	(3.15)	(1.19)	(0.02)
Net asset value, end of period . .	$12.51	$15.69	$15.87	$16.67	$16.63
Total return	−15.91%	7.43%	15.64%	7.28%	9.06%
Net assets, end of period (in millions)	$8	$12	$10	$8	$2
Ratio of expenses to average net assets	2.54%	2.52%	2.54%	2.65%	2.83%[2]
Ratio of net investment loss to average net assets	−1.40%	−1.04%	−1.50%	−1.53%	−2.00%[2]
Portfolio turnover rate.	118%	123%	157%	124%	27%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$16.23
Loss from investment operations:	
Net investment loss.	(0.02)
Net realized and unrealized loss on investments	(2.30)
Total from investment operations	(2.32)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.93)
Total distributions	(0.93)
Net asset value, end of period	$12.98
Total return[3]	−14.82%
Net assets, end of period (in thousands)	$85
Ratio of expenses to average net assets	1.26%[4]
Ratio of net investment loss to average net assets	−0.14%[4]
Portfolio turnover rate	118%[5]

(1) See Note 5 to Financial Statements.
(2) Commencement of operations of the class.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND

Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$16.43
Loss from investment operations:	
Net investment loss	(0.01)
Net realized and unrealized loss on investments	(2.26)
Total from investment operations	(2.27)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.96)
Total distributions	(0.96)
Net asset value, end of period	$13.20
Total return	−14.39%
Net assets, end of period (in thousands)	$463
Ratio of expenses to average net assets	1.19%[2]
Ratio of net investment loss to average net assets	−0.07%[2]
Portfolio turnover rate	118%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP VALUE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	**2007**	**2006**	**2005**	**3-31-04**
Net asset value, beginning of period	$16.42	$16.36	$16.92	$16.68	$15.27
Income (loss) from investment operations:					
Net investment income (loss)	(0.04)[2]	0.03	(0.06)	(0.10)	(0.04)
Net realized and unrealized gain (loss) on investments.	(2.32)[2]	1.37	2.65	1.53	1.47
Total from investment operations	(2.36)	1.40	2.59	1.43	1.43
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.93)	(1.34)	(3.15)	(1.19)	(0.02)
Total distributions	(0.93)	(1.34)	(3.15)	(1.19)	(0.02)
Net asset value, end of period.	$13.13	$16.42	$16.36	$16.92	$16.68
Total return	−14.89%	8.70%	16.88%	8.48%	9.38%
Net assets, end of period (in millions)	$14	$21	$24	$25	$25
Ratio of expenses to average net assets	1.39%	1.39%	1.41%	1.53%	1.60%[3]
Ratio of net investment income (loss) to average net assets	−0.25%	0.08%	−0.37%	−0.56%	−0.82%[3]
Portfolio turnover rate.	118%	123%	157%	124%	27%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Manager's Discussion of Ivy Value Fund

March 31, 2008



Below, Matthew T. Norris, CFA, portfolio manager of the Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. He has managed the Fund since its inception and has 16 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund fell 9.83 percent (Class A shares at net asset value). By comparison, the Russell 1000 Value Index (reflecting the performance of securities that generally represent the value sector of the stock market), declined 10.00 percent during the period, and the Lipper Large-Cap Value Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives), decreased 8.42 percent. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

We were overweight energy, underweight financial services

The fiscal year featured a gradually weakening equity market finally showing signs of acceleration during the first calendar quarter of 2008; this undulating effect followed solid market performance over the last four years. Taking a look at the previous year from a sector standpoint, the financial services sector demonstrated the worst performance, while the top performers emanated from more defensive areas, such as consumer staples, as well as areas exposed to foreign growth, such as basic materials.

We did marginally better than our benchmark (before taking into account the Fund's sales charge) because we underweighted financial services. However, some of our largest holdings in this sector over the past year such as Bank of America Corporation declined substantially as a result of mounting subprime mortgage and credit card losses, and this negatively affected the Fund's results relative to our peers. Bank of America Corporation, one of the nation's largest commercial banks, reported $7.3 billion in writeoffs from subprime mortgage lending this past year. We maintained a position because we feel they have enough access to resources to recover. The bank received a $13 billion capital infusion this past year from various investors.

In general, the equity market decline largely has been driven by a vicious and continuing credit cycle. In an effort to keep pace with earnings growth, financial companies had been too willing to lend money to high-risk borrowers who were without means to repay their loans. The devastating effect has been increased credit losses and a restriction on lending of all types, as financial institutions have become leery of lending money to anyone. The Federal Reserve has responded to this debacle by lowering short-term interest rates, which can have mixed results: while such a move likely will encourage lending, it typically takes close to a year for these actions to have any noticeable effect.

Given all this, the Fund has been positioned defensively, holding extra cash reserves during this sell off. Many of the financial companies are reaching valuations where we feel the bad news is baked in; as such, we anticipate increasing our exposure to financials over time.

Our outlook

We plan to make no changes in the management philosophy of the Fund. We continue to search diligently, one company at a time, for names that we think offer good value investment opportunities. We continue to believe this is the best way to achieve strong, consistent returns over a full market cycle.

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Exxon Mobil Corporation	Bank of America Corporation
Bank of America Corporation	Chevron Corporation
J.P.Morgan Chase & Co.	Raytheon Company
Hewlett-Packard Company	Exxon Mobil Corporation
Unum Group	McKesson Corporation
Altria Group, Inc.	Mirant Corporation
ChevronTexaco Corporation	NRG Energy, Inc.
Travelers Companies, Inc. (The)	Hewlett-Packard Company
Citigroup Inc.	Verizon Communications Inc.
FirstEnergy Corp.	Travelers Companies, Inc. (The)

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what is believed to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——— Ivy Value Fund, Class A Shares[1]	$12,816
— — — Russell 1000 Value Index	$19,278
- - - - - Lipper Large-Cap Value Funds Universe Average	$17,500



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]						
	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-08 . . .	−15.02%	−14.07%	−10.56%	—	—	−9.60%
5-year period ended 3-31-08 . . .	9.71%	—	—	—	—	—
10-year period ended 3-31-08 . .	0.54%	—	—	—	—	—
Since inception of Class[4] through 3-31-08	—	5.20%	5.72%	—	—	6.85%
Cumulative return since inception of Class[4] through 3-31-08 . .	—	—	—	−14.95%	−9.63%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.**

(3) Class E shares are not currently available for investment.

(4) 12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Cornerstone Fund merged into the Ivy Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Cornerstone Fund Class A shares, restated to reflect current sales charges applicable to Ivy Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Value Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY VALUE FUND

Portfolio Highlights

On March 31, 2008, Ivy Value Fund had net assets totaling $65,476,961 invested in a diversified portfolio of:

91.45%	Domestic Common Stocks
4.39%	Foreign Common Stocks
4.16%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008,
your Fund owned:

Sector Weightings



Financial Services Stocks	$17.96
Energy Stocks	$17.30
Technology Stocks	$16.71
Utilities Stocks	$11.13
Health Care Stocks	$10.14
Miscellaneous Stocks[1]	$ 9.87
Consumer Nondurables Stocks	$ 8.70
Cash and Cash Equivalents	$ 4.16
Capital Goods Stocks	$ 4.03

(1)Includes $1.53 Business Equipment and Services Stocks, $1.34 Multi-Industry Stocks, $2.39 Raw Materials Stocks, $1.76 Retail Stocks, $0.46 Shelter Stocks and $2.39 Transportation Stocks.

The Investments of Ivy Value Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Aircraft – 5.20%		
Lockheed Martin Corporation	6,500	$ 645,450
Raytheon Company	42,700	2,758,847
		3,404,297
Banks – 4.59%		
Bank of America Corporation.	79,256	**3,004,595**
Beverages – 1.01%		
Diageo plc, ADR.	8,150	**662,758**
Business Equipment and Services – 1.53%		
Office Depot, Inc.	16,300	180,115
Waste Management, Inc.	24,400	818,864
		998,979
Capital Equipment – 2.14%		
Illinois Tool Works Inc.	28,980	**1,397,705**
Communications Equipment – 2.03%		
Nokia Corporation, Series A, ADR.	41,700	**1,327,311**
Computers – Main and Mini – 7.57%		
Hewlett-Packard Company.	51,900	2,369,754
International Business Machines Corporation.	16,100	1,853,754
Xerox Corporation	49,100	735,027
		4,958,535
Computers – Peripherals – 0.80%		
EMC Corporation (A)*	36,700	**526,278**
Containers – 1.06%		
Pactiv Corporation*	26,600	**697,186**
Defense – 1.11%		
General Dynamics Corporation	8,700	**725,319**
Finance Companies – 3.79%		
Blackstone Group L.P. (The)	17,100	271,548
Capital One Financial Corporation.	30,400	1,496,288
Discover Financial Services.	13,350	218,540
Fannie Mae.	18,900	497,448
		2,483,824
Food and Related – 3.59%		
General Mills, Inc.	19,400	1,161,672
Kraft Foods Inc.	38,221	1,185,233
		2,346,905

See Notes to Schedule of Investments on page 61.

The Investments of Ivy Value Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Health Care – Drugs – 6.40%		
Endo Pharmaceuticals Holdings Inc.*	41,900	$ 1,002,458
McKesson Corporation.	49,500	2,592,315
Pfizer Inc.	28,600	598,598
		4,193,371
Health Care – General – 2.22%		
AmerisourceBergen Corporation	35,500	**1,454,790**
Hospital Supply and Management – 1.52%		
Coventry Health Care, Inc.*	24,700	**996,645**
Insurance – Property and Casualty – 6.18%		
Aetna Inc.	15,700	660,813
Allstate Corporation (The)	9,800	470,988
Everest Re Group, Ltd. (A).	7,800	698,334
Travelers Companies, Inc. (The)	42,452	2,031,328
XL Capital Ltd, Class A	6,300	186,165
		4,047,628
Metal Fabrication – 1.89%		
Loews Corporation, Carolina Group	17,000	**1,233,350**
Mining – 1.13%		
Freeport-McMoRan Copper & Gold Inc., Class B	7,700	**740,894**
Multiple Industry – 1.34%		
Altria Group, Inc.	39,400	**874,680**
Petroleum – International – 17.30%		
Apache Corporation	10,500	1,268,610
Chevron Corporation	34,200	2,919,312
ConocoPhillips	25,500	1,943,355
Devon Energy Corporation.	12,900	1,345,857
Exxon Mobil Corporation	32,206	2,723,983
Marathon Oil Corporation.	24,700	1,126,320
		11,327,437
Railroad – 2.39%		
Union Pacific Corporation (A)	12,500	**1,567,250**
Real Estate Investment Trust – 0.46%		
Annaly Capital Management, Inc.	19,700	**301,804**

See Notes to Schedule of Investments on page 61.

The Investments of Ivy Value Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Retail – General Merchandise – 1.43%		
Macy's Inc.	40,600	$ 936,236
Retail – Specialty Stores – 0.33%		
Home Depot, Inc. (The)	7,600	212,572
Security and Commodity Brokers – 3.40%		
J.P. Morgan Chase & Co.	36,202	1,554,876
Morgan Stanley (A)	14,700	671,790
		2,226,666
Steel – 1.26%		
Nucor Corporation	12,200	826,428
Tobacco – 3.04%		
Philip Morris International Inc.*	39,400	1,992,852
Utilities – Electric – 7.76%		
Mirant Corporation*	70,200	2,554,578
NRG Energy, Inc.*	64,800	2,526,552
		5,081,130
Utilities – Telephone – 3.37%		
Sprint Nextel Corporation.	20,700	138,483
Verizon Communications Inc.	56,800	2,070,360
		2,208,843
TOTAL COMMON STOCKS – 95.84%		**$62,756,268**
(Cost: $55,393,205)		

COMMERCIAL PAPER – 4.44%	Principal Amount in Thousands	
Household – General Products		
Fortune Brands Inc.,		
3.4%, 4–1–08	$2,907	$ 2,907,000
(Cost: $2,907,000)		
TOTAL INVESTMENT SECURITIES – 100.28%		**$65,663,268**
(Cost: $58,300,205)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.28%)		(186,307)
NET ASSETS – 100.00%		**$65,476,961**

See Notes to Schedule of Investments on page 61.

The Investments of Ivy Value Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written options outstanding at March 31, 2008. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Union Pacific Corporation	17	April/135	$ 2,839	$ 1,088

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
EMC Corporation	218	April/14	$10,464	$ 7,194
Morgan Stanley	64	April/35	7,168	1,920
Everest Re Group, Ltd.	27	April/85	2,710	2,295
			$20,342	$11,409

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY VALUE FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $58,300) (Notes 1 and 3)	$65,663
Receivables:	
Fund shares sold.	116
Dividends and interest.	111
Investment securities sold	28
Prepaid and other assets	23
Total assets	65,941

LIABILITIES

Payable to Fund shareholders	258
Payable for investment securities purchased	75
Accrued management fee (Note 2)	40
Accrued shareholder servicing (Note 2).	31
Accrued service fee (Note 2)	24
Outstanding written options – at value (premium received – $23) (Note 6). . .	12
Accrued accounting services fee (Note 2)	4
Accrued distribution fee (Note 2)	—*
Due to custodian.	—*
Other	20
Total liabilities	464
Total net assets.	$65,477

NET ASSETS

Capital paid in (shares authorized – unlimited)	$60,697
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	15
Accumulated undistributed net realized loss on investment transactions .	(2,609)
Net unrealized appreciation in value of investments.	7,374
Net assets applicable to outstanding units of capital.	$65,477

Net asset value per share (net assets divided by shares outstanding):

Class A	$15.95
Class B	$15.76
Class C	$15.83
Class E	$15.97
Class I	$15.97
Class Y	$15.96

Capital shares outstanding:

Class A	3,578
Class B	263
Class C	231
Class E	6
Class I	6
Class Y	26

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY VALUE FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME	
Income (Note 1B):	
Dividends (net of foreign withholding taxes of $1)	$ 1,672
Interest and amortization	144
Total income	1,816
Expenses (Note 2):	
Investment management fee	594
Shareholder servicing:	
Class A	255
Class B	34
Class C	24
Class E	—*
Class I	—*
Class Y	1
Service fee:	
Class A	175
Class B	15
Class C	13
Class Y	1
Distribution fee:	
Class A	8
Class B	44
Class C	38
Class E	—*
Registration fees	71
Accounting services fee	48
Audit fees	13
Custodian fees	11
Legal fees	1
Other	36
Total expenses	1,382
Net investment income	434
REALIZED AND UNREALIZED GAIN (LOSS)	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities	2,014
Realized net loss on written options	(358)
Realized net gain on investments	1,656
Unrealized depreciation in value of securities during the period	(10,139)
Unrealized depreciation in value of written options during the period	(13)
Unrealized depreciation in value of investments during the period	(10,152)
Net loss on investments	(8,496)
Net decrease in net assets resulting from operations	$ (8,062)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY VALUE FUND
(In Thousands)

	For the Fiscal Year ended March 31,	
	2008	**2007**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 434	$ 544
Realized net gain on investments	1,656	2,770
Unrealized appreciation (depreciation)	(10,152)	7,603
Net increase (decrease) in net assets resulting from operations	(8,062)	10,917
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(458)	(470)
Class B	(—)	(—)
Class C	(—)	(1)
Class E	(1)	NA
Class I	(1)	NA
Class Y	(3)	(51)
Realized gains on investment transactions:		
Class A	(4,876)	(1,502)
Class B	(372)	(120)
Class C	(322)	(106)
Class E	(7)	NA
Class I	(7)	NA
Class Y	(19)	(8)
	(6,066)	(2,258)
Capital share transactions (Note 5)	(4,139)	(4,333)
Total increase (decrease)	(18,267)	4,326
NET ASSETS		
Beginning of period	83,744	79,418
End of period	$ 65,477	$83,744
Undistributed net investment income	$ 15	$ 44

(1)See "Financial Highlights" on pages 65 - 70.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	**2007**	**2006**	**2005**	**3-31-04**	**7-31-03**
Net asset value, beginning of period.	$19.04	$17.17	$16.04	$14.54	$12.54	$11.81
Income (loss) from investment operations:						
Net investment income.	0.12	0.13	0.10	0.15	0.08	0.12
Net realized and unrealized gain (loss) on investments	(1.85)	2.28	1.14	1.48	1.98	0.72
Total from investment operations.	(1.73)	2.41	1.24	1.63	2.06	0.84
Less distributions from:						
Net investment income.	(0.12)	(0.13)	(0.11)	(0.13)	(0.06)	(0.11)
Capital gains	(1.24)	(0.41)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(1.36)	(0.54)	(0.11)	(0.13)	(0.06)	(0.11)
Net asset value, end of period . .	$15.95	$19.04	$17.17	$16.04	$14.54	$12.54
Total return[1]	−9.83%	14.12%	7.75%	11.21%	16.32%	7.23%
Net assets, end of period (in millions).	$57	$73	$58	$41	$52	$64
Ratio of expenses to average net assets including expense waiver	1.52%	1.49%	1.53%	1.47%	1.45%[2][3]	1.29%
Ratio of net investment income to average net assets including expense waiver	0.63%	0.76%	0.65%	0.92%	0.61%[2][3]	1.05%
Ratio of expenses to average net assets excluding expense waiver	1.52%[4]	1.49%[4]	1.53%[4]	1.47%[4]	1.52%[2][3]	1.50%
Ratio of net investment income to average net assets excluding expense waiver	0.63%[4]	0.76%[4]	0.65%[4]	0.92%[4]	0.53%[2][3]	0.84%
Portfolio turnover rate	66%	61%	63%	81%	86%	123%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	2007	2006	2005	
Net asset value, beginning of period	$18.83	$17.04	$15.97	$14.50	$13.63
Income (loss) from investment operations:					
Net investment income (loss)	(0.09)	(0.03)	(0.04)	0.03	0.01
Net realized and unrealized gain (loss) on investments.	(1.80)	2.23	1.12	1.44	0.90
Total from investment operations	(1.89)	2.20	1.08	1.47	0.91
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.01)	(0.00)	(0.04)
Capital gains	(1.18)	(0.41)	(0.00)	(0.00)	(0.00)
Total distributions	(1.18)	(0.41)	(0.01)	(0.00)	(0.04)
Net asset value, end of period	$15.76	$18.83	$17.04	$15.97	$14.50
Total return	−10.72%	12.99%	6.73%	10.14%	6.65%
Net assets, end of period (in millions)	$4	$6	$5	$2	$1
Ratio of expenses to average net assets	2.51%	2.46%	2.50%	2.53%	3.12%[2]
Ratio of net investment income (loss) to average net assets	−0.35%	−0.21%	−0.33%	0.07%	−1.29%[2]
Portfolio turnover rate.	66%	61%	63%	81%	86%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12–8–03[1] to 3-31-04
	2008	**2007**	**2006**	**2005**	
Net asset value, beginning of period	$18.90	$17.08	$16.00	$14.51	$13.63
Income (loss) from investment operations:					
Net investment income (loss)	(0.06)	(0.01)	(0.04)	0.03	0.02
Net realized and unrealized gain (loss) on investments.	(1.81)	2.24	1.13	1.46	0.90
Total from investment operations	(1.87)	2.23	1.09	1.49	0.92
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.01)	(0.00)	(0.04)
Capital gains	(1.20)	(0.41)	(0.00)	(0.00)	(0.00)
Total distributions	(1.20)	(0.41)	(0.01)	(0.00)	(0.04)
Net asset value, end of period	$15.83	$18.90	$17.08	$16.00	$14.51
Total return	−10.56%	13.09%	6.80%	10.27%	6.73%
Net assets, end of period (in millions)	$4	$5	$4	$3	$1
Ratio of expenses to average net assets	2.41%	2.38%	2.41%	2.42%	2.90%[2]
Ratio of net investment income (loss) to average net assets	−0.25%	−0.12%	−0.23%	0.15%	−1.18%[2]
Portfolio turnover rate.	66%	61%	63%	81%	86%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND
Class E Shares[1]
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$19.09
Income (loss) from investment operations:	
Net investment income	0.18
Net realized and unrealized loss on investments	(1.90)
Total from investment operations	(1.72)
Less distributions from:	
Net investment income	(0.16)
Capital gains	(1.24)
Total distributions	(1.40)
Net asset value, end of period	$15.97
Total return[3]	–9.76%
Net assets, end of period (in thousands)	$90
Ratio of expenses to average net assets	1.18%[4]
Ratio of net investment income to average net assets	0.98%[4]
Portfolio turnover rate	66%[5]

(1)See Note 5 to Financial Statements.
(2)Commencement of operations of the class.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$19.10
Income (loss) from investment operations:	
Net investment income	0.20
Net realized and unrealized loss on investments	(1.90)
Total from investment operations	(1.70)
Less distributions from:	
Net investment income	(0.19)
Capital gains	(1.24)
Total distributions	(1.43)
Net asset value, end of period	$15.97
Total return	−9.63%
Net assets, end of period (in thousands)	$90
Ratio of expenses to average net assets	1.07%[2]
Ratio of net investment income to average net assets	1.09%[2]
Portfolio turnover rate	66%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY VALUE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	**2007**	**2006**	**2005**	
Net asset value, beginning of period	$19.04	$17.18	$16.05	$14.54	$13.63
Income (loss) from investment operations:					
Net investment income	0.16[2]	0.22[2]	0.13	0.17	0.01
Net realized and unrealized gain (loss) on investments.	(1.85)[2]	2.22[2]	1.15	1.49	0.95
Total from investment operations	(1.69)	2.44	1.28	1.66	0.96
Less distributions from:					
Net investment income	(0.15)	(0.17)	(0.15)	(0.15)	(0.05)
Capital gains	(1.24)	(0.41)	(0.00)	(0.00)	(0.00)
Total distributions	(1.39)	(0.58)	(0.15)	(0.15)	(0.05)
Net asset value, end of period	$15.96	$19.04	$17.18	$16.05	$14.54
Total return	−9.60%	14.28%	7.99%	11.44%	7.05%
Net assets, end of period (in thousands)	$419	$294	$12,286	$20,286	$22,379
Ratio of expenses to average net assets	1.31%	1.29%	1.31%	1.34%	1.48%[3]
Ratio of net investment income to average net assets	0.85%	0.96%	0.89%	1.09%	0.35%[3]
Portfolio turnover rate	66%	61%	63%	81%	86%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Manager's Discussion of
Ivy Managed European/Pacific Fund

March 31, 2008



Below, Michael L. Avery, portfolio manager of the Ivy Managed European/Pacific Fund, discusses positioning, performance and results for the fiscal period ended March 31, 2008. He has managed the Fund since its inception on April 2, 2007, and has 29 years of industry experience.

Investment Styles of Underlying Funds

① Ivy European Opportunities Fund
② Ivy Pacific Opportunities Fund

This diagram shows the equity investment style and the size of companies, as measured by market capitalization, within each of the underlying funds that comprise the Ivy Managed European/Pacific Fund. The diagram reflects quarterly data for the past three years for the underlying funds. Source: Morningstar

The Fund rose 2.67 percent (Class A shares at net asset value) for the fiscal period beginning on April 2, 2007 and ended on March 31, 2008. By comparison, the MSCI AC Asia ex Japan Index (reflecting the performance of stocks that generally represent the Asia equity market, not including Japan) climbed 19.12 percent, and the MSCI Europe Index rose 0.18 percent for the same period. The MSCI Europe Index reflects the performance of stocks that generally represent the Eurozone and other parts of Europe. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Asia outpaced Europe for most of the fiscal year

Economies in Europe and Asia started strong during the Fund's initial fiscal period. A rapid expansion in Germany, along with merger-and-acquisition activity, drove European markets the first half of the period. Asia also experienced impressive growth, fueled by exports, rising real estate values, infrastructure build-out and domestic consumption.

That positive momentum gave way to significant declines in the second six months of the fiscal period, however. Credit woes in the U.S., triggered by subprime losses, spread to international economies starting last summer. Europe also was hampered by central bank intervention, significant deleveraging and news of the debacle surrounding a series of tiered and incorrect bets made by two Bear Stearns hedge funds, which led to them using bank money in an effort to protect clients.

The Bank of England cut base rates by 25 basis points (0.25 percent) to 5.25 percent in response to increased signs of economic weakness. Compared with the aggressive moves by the U.S. Federal Reserve, however, the European Central Bank seems more concerned about inflation and may be much slower to adjust interest rates further. The continued divergence in U.S. and European monetary policy pushed the value of the euro above $1.50 for the first time.

In Asia, growth during the first three quarters of the fiscal period gave way to rising inflation and investor anxiety. The final three months of the period, in fact, proved to be the single most challenging quarter in the Asian equity market in 30 years. The stock markets in China and Asia both dropped more than 20 percent as the Asian economy faced multiple headwinds and investors lost their appetite for risk. Rising inflation and volatility related to the western world's credit crisis fueled investor concerns that China's government would raise interest rates.

Weighting focused on Europe

By investing in two Ivy international funds, the Fund seeks to benefit from a combined portfolio of stocks in Europe and Asia-Pacific. During our initial fiscal period, we allocated the greatest portion of the portfolio (about 60 percent as of March 31, 2008) to Ivy European Opportunities Fund. Although we feel this region has lower long-term growth prospects than Asia, we believed Europe offered more relative stability, less volatility and greater value than developing markets such as China and India, which suffered sharp declines in the final quarter of the fiscal period.

The European weighting increased the Fund's exposure to strong gains from stock selection in the energy sector. However, the Fund also suffered from the hard-hit financial sector, notably in Germany during the latter part of 2007 following the rescue of a German bank and problems in Lower Saxony.

Over the longer term, we may shift the mix back toward the Ivy Pacific Opportunities Fund (about 40 percent as of March 31, 2008) if this region becomes more attractive and high levels of inflation become less of an issue. In Asian-Pacific markets, high growth

in domestic demand and the positive effects of global economic rebalancing are forces that we believe will ultimately reward investors. At the end of the fiscal period, the underlying Ivy Pacific Opportunities Fund was overweight industrials and information technology, and was underweight consumer staples and health care.

Our outlook

We expect markets to remain volatile in the near term, driven by sharp swings in investment sentiment. With a dim U.S. economic outlook, we believe the full implications for growth in the rest of the world have yet to be fully felt.

Many companies in Europe have not witnessed much of a slowdown so far, but the real question is how the environment will develop as the year progresses. Business confidence remains at relatively high levels, too. The closely-watched German IFO survey, which is positively correlated with developments in the German and Eurozone economies, is still at a level consistent with economic growth close to its trend rate.

While worldwide gross domestic product (GDP) growth for 2008 is forecast at 3.7 percent, down from early projections of 4.1 percent, we expect China, supported by robust domestic demand, to maintain GDP growth in the 9 percent range and India to post GDP growth of 7 percent. However, considering that export-driven economies of South Korea, Taiwan and Singapore depend on the health of the U.S., we expect ongoing weakness there.

Despite the sharp losses during the first three months of calendar year 2008, we remain positive on Asia because we believe that much of the region's economic fundamentals appear solid and we feel growth remains intact. Despite higher inflation, we see no real effort by governments to curb capital expenditures on infrastructure. We acknowledge that China may need more aggressive monetary tightening, but we believe this appropriate and responsible policy will help set the stage for continued economic and corporate gains.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Ivy Managed European/Pacific Fund:

————	Class A Shares[1][2]	$ 9,676
- - - - -	Class B Shares[2]	$10,187
————	Class C Shares[2]	$10,190
– – – –	Class E Shares[1][2]	$10,279
·–·–·–·	Class I Shares [2]	$10,307
▬▬▬	Class Y Shares[2]	$10,277
— — —	MSCI Europe Index[3]	$10,018
- - - - -	MSCI AC Asia ex Japan Index[3]	$11,912



(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2007.

Cumulative Annual Total Return[4]						
	Class A	Class B	Class C	Class E[5]	Class I	Class Y
1-year period ended 3-31-08	–	–	–	–	–	–
5-year period ended 3-31-08	–	–	–	–	–	–
10-year period ended 3-31-08	–	–	–	–	–	–
Since inception of Class[6] through 3-31-08	–3.24%	–3.02%	0.92%	–3.12%	3.07%	2.77%

(4) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. Class I and Class Y shares are not subject to sales charges.

(5) Class E shares are not currently available for investment.

(6) 4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF
IVY MANAGED EUROPEAN/PACIFIC FUND

Portfolio Highlights

As a shareholder of Ivy Managed European/Pacific Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Ivy European Opportunities Fund, Class I	$59.76
Ivy Pacific Opportunities Fund, Class I	$40.17
Cash and Cash Equivalents	$ 0.07

The Investments of Ivy Managed European/Pacific Fund

March 31, 2008

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I.	997,705	$34,720,142
Ivy Pacific Opportunities Fund, Class I	1,313,345	23,338,133
TOTAL AFFILIATED MUTUAL FUNDS – 99.93%		**$58,058,275**
(Cost: $67,831,249)		

SHORT-TERM SECURITIES – 0.28%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 1.1%		
Repurchase Agreement dated 3–31–08 to be repurchased at $161,005 on 4–1–08 (A)	$161	$ 161,000
(Cost: $161,000)		
TOTAL INVESTMENT SECURITIES – 100.21%		**$58,219,275**
(Cost: $67,992,249)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.21%)		**(120,648)**
NET ASSETS – 100.00%		**$58,098,627**

Notes to Schedule of Investments

(A)Collateralized by $124,000 United States Treasury Bond, 6.875% due 8–15–25; market value and accrued interest aggregate $164,556.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MANAGED EUROPEAN/PACIFIC FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Investments in affiliated mutual funds (cost – $67,831)	$58,058
Repurchase agreement (cost – $161)	161
	58,219
Cash	1
Receivable for Fund shares sold	447
Prepaid and other assets	40
Total assets	58,707

LIABILITIES

Payable for investment securities purchased	525
Payable to Fund shareholders	59
Accrued shareholder servicing (Note 2)............................	7
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	2
Accrued distribution fee (Note 2)	—*
Accrued service fee (Note 2)	—*
Other	13
Total liabilities	608
Total net assets.......................................	$58,099

NET ASSETS

Capital paid in (shares authorized – unlimited)	$65,425
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(—)*
Accumulated undistributed net realized gain on	
investment transactions	2,447
Net unrealized depreciation in value of investments.................	(9,773)
Net assets applicable to outstanding units of capital..............	$58,099

Net asset value per share (net assets divided by shares outstanding):

Class A	$9.81
Class B	$9.78
Class C	$9.79
Class E	$9.81
Class I	$9.82
Class Y	$9.81

Capital shares outstanding:

Class A	5,464
Class B	140
Class C	250
Class E	21
Class I	21
Class Y	29

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY MANAGED EUROPEAN/PACIFIC FUND
For the Period from April 2, 2007[1] through March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends from affiliated mutual funds	$ 2,318
Interest and amortization.	17
Total income	2,335
Expenses (Note 2):	
Registration fees	117
Distribution fee:	
Class A	40
Class B	7
Class C	11
Class E	1
Service fee:	
Class A	31
Class B	2
Class C	4
Class Y	1
Shareholder servicing:	
Class A	31
Class B	2
Class C	2
Class E	—*
Class I	—*
Class Y	—*
Investment management fee.	16
Accounting services fee	13
Custodian fees.	4
Audit fees.	—*
Legal fees	—*
Other	18
Total	300
Less voluntary waiver of investment management fee (Note 2) . . .	(2)
Total expenses.	298
Net investment income	2,037

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on investments in affiliated mutual funds.	(30)
Capital gains distributions from affiliated mutual funds	2,579
Realized net gain on investments	2,549
Unrealized depreciation in value of affiliated mutual funds during the period	(9,773)
Net loss on investments.	(7,224)
Net decrease in net assets resulting from operations	$(5,187)

*Not shown due to rounding.
(1)Commencement of operations.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MANAGED EUROPEAN/PACIFIC FUND
(In Thousands)

	For the period from 4-2-07[1] through 3-31-08
INCREASE IN NET ASSETS	
Operations:	
Net investment income	$ 2,037
Realized net gain on investments	2,549
Unrealized depreciation.	(9,773)
Net decrease in net assets resulting from operations	(5,187)
Distributions to shareholders from (Note 1F):[2]	
Net investment income:	
Class A	(1,962)
Class B	(50)
Class C	(92)
Class E	(11)
Class I	(11)
Class Y	(13)
Realized gains on investment transactions:	
Class A	(—)
Class B	(—)
Class C	(—)
Class E	(—)
Class I	(—)
Class Y	(—)
	(2,139)
Capital share transactions (Note 5)	65,425
Total increase	58,099
NET ASSETS	
Beginning of period.	—
End of period.	$58,099
Undistributed net investment loss	$ (—)*

*Not shown due to rounding.
(1)Commencement of operations.
(2)See "Financial Highlights" on pages 81 - 86.

See Notes to Financial Statements.

Financial Highlights

Class A Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment income	0.47[2]
Net realized and unrealized loss on investments	(0.15)[2]
Total from investment operations	0.32
Less distributions from:	
Net investment income	(0.51)
Capital gains	(0.00)
Total distributions	(0.51)
Net asset value, end of period	$ 9.81
Total return[3]	2.67%
Net assets, end of period (in millions)	$54
Ratio of expenses to average net assets including expense waiver	0.88%[4]
Ratio of net investment income to average net assets including expense waiver	6.52%[4]
Ratio of expenses to average net assets excluding expense waiver	0.89%[4]
Ratio of net investment income to average net assets excluding expense waiver	6.51%[4]
Portfolio turnover rate	0%*

  *Not shown due to rounding.
(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED EUROPEAN/PACIFIC FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment income	0.44[2]
Net realized and unrealized loss on investments	(0.21)[2]
Total from investment operations	0.23
Less distributions from:	
Net investment income	(0.45)
Capital gains	(0.00)
Total distributions	(0.45)
Net asset value, end of period	$ 9.78
Total return	1.87%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets including expense waiver	1.77%[3]
Ratio of net investment income to average net assets including expense waiver	5.43%[3]
Ratio of expenses to average net assets excluding expense waiver	1.78%[3]
Ratio of net investment income to average net assets excluding expense waiver	5.42%[3]
Portfolio turnover rate	0%*

*Not shown due to rounding.
(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED EUROPEAN/PACIFIC FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment income	0.45[2]
Net realized and unrealized loss on investments	(0.21)[2]
Total from investment operations	0.24
Less distributions from:	
Net investment income	(0.45)
Capital gains	(0.00)
Total distributions	(0.45)
Net asset value, end of period	$ 9.79
Total return	1.90%
Net assets, end of period (in millions)	$3
Ratio of expenses to average net assets including expense waiver	1.65%[3]
Ratio of net investment income to average net assets including expense waiver	6.18%[3]
Ratio of expenses to average net assets excluding expense waiver	1.66%[3]
Ratio of net investment income to average net assets excluding expense waiver	6.17%[3]
Portfolio turnover rate	0%*

  *Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment income	0.49[3]
Net realized and unrealized loss on investments	(0.16)[3]
Total from investment operations	0.33
Less distributions from:	
Net investment income	(0.52)
Capital gains	(0.00)
Total distributions	(0.52)
Net asset value, end of period	$ 9.81
Total return[4]	2.79%
Net assets, end of period (in thousands)	$206
Ratio of expenses to average net assets including expense waiver	0.79%[5]
Ratio of net investment income to average net assets including expense waiver	4.44%[5]
Ratio of expenses to average net assets excluding expense waiver	0.80%[5]
Ratio of net investment income to average net assets excluding expense waiver	4.43%[5]
Portfolio turnover rate	0%*

  *Not shown due to rounding.
(1) See Note 5 to Financial Statements.
(2) Commencement of operations of the class.
(3) Based on average weekly shares outstanding.
(4) Total return calculated without taking into account the sales load deducted on an initial purchase.
(5) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED EUROPEAN/PACIFIC FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment income	0.52[2]
Net realized and unrealized loss on investments	(0.16)[2]
Total from investment operations	0.36
Less distributions from:	
Net investment income	(0.54)
Capital gains	(0.00)
Total distributions	(0.54)
Net asset value, end of period	$ 9.82
Total return	3.07%
Net assets, end of period (in thousands)	$206
Ratio of expenses to average net assets including expense waiver	0.55%[3]
Ratio of net investment income to average net assets including expense waiver	4.67%[3]
Ratio of expenses to average net assets excluding expense waiver	0.56%[3]
Ratio of net investment income to average net assets excluding expense waiver	4.66%[3]
Portfolio turnover rate	0%*

  *Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED EUROPEAN/PACIFIC FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment income	0.49[2]
Net realized and unrealized loss on investments....................	(0.16)[2]
Total from investment operations	0.33
Less distributions from:	
Net investment income	(0.52)
Capital gains	(0.00)
Total distributions	(0.52)
Net asset value, end of period	$ 9.81
Total return	2.77%
Net assets, end of period (in thousands)............................	$280
Ratio of expenses to average net assets including expense waiver...	0.81%[3]
Ratio of net investment income to average net assets including expense waiver	4.76%[3]
Ratio of expenses to average net assets excluding expense waiver...	0.82%[3]
Ratio of net investment income to average net assets excluding expense waiver....................................	4.75%[3]
Portfolio turnover rate..	0%*

  *Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.



Manager's Discussion of Ivy Managed International Opportunities Fund

March 31, 2008

Below, Michael L. Avery, portfolio manager of the Ivy Managed International Opportunities Fund, discusses positioning, performance and results for the fiscal period ended March 31, 2008. He has managed the Fund since its inception on April 2, 2007, and has 29 years of industry experience.

Investment Styles of Underlying Funds

① Ivy International Balanced Fund
② Ivy International Core Equity Fund
③ Ivy International Growth Fund
④ Ivy European Opportunities Fund
⑤ Ivy Pacific Opportunities Fund

STYLE
VALUE
BLEND
GROWTH
①
②④⑤
③
LARGE
MEDIUM
SMALL
CAPITALIZATION

This diagram shows the equity investment style and the size of companies, as measured by market capitalization, within each of the underlying funds that comprise the Ivy Managed International Opportunities Fund. The diagram reflects quarterly data for the past three years for the underlying funds. Source: Morningstar

MATURITY
SHORT
INTER
LONG
HIGH
MEDIUM
LOW
CREDIT QUALITY

This diagram shows the fixed-income investment style of Ivy International Balanced Fund, one of Ivy Managed International Opportunities Fund's underlying funds, by displaying the average credit quality of the bonds owned in the underlying fund as well as the underlying Fund's interest rate sensitivity, as measured by average maturity. The diagram reflects quarterly data for the past three years for the underlying fund. Source: Morningstar

The Fund increased 3.75 percent (Class A shares at net asset value) for the fiscal period beginning on April 2, 2007 and ended on March 31, 2008. In comparison, the Fund's benchmark, the MSCI AC World ex U.S.A. Index (reflecting the performance of stocks that generally represent the international equity market), rose 2.58 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Commodity prices and inflation surge

The global economy started the fiscal period strong. In particular, Europe was driven by rapid expansion in Germany and merger-and-acquisition activity. But turbulence in the U.S. marketplace, dragged down by a credit crisis related to the nation's subprime loan losses, spread internationally and slowed global growth in the second half, especially during the final quarter of the fiscal period.

In the capital markets, investors reassessed the risk in stock, bond and credit markets. With the Federal Reserve's aggressive approach, the Bank of England cut base rates by 25 basis points (0.25 percent) to 5.25 percent in response to increased signs of economic weakness. The European Central Bank, however, seemed more concerned about inflation and may be much slower to adjust interest rates further. The continued divergence in U.S. and European monetary policy pushed the Euro's value above $1.50 for the first time. Europe also was dominated by the debacle surrounding a series of tiered and incorrect bets made by two Bear Stearns hedge funds that led to them using bank money in an effort to protect clients.

During the fiscal period, prices for oil, agricultural and industrial commodities, as well as precious metals like silver and gold, increased significantly and contributed to global inflation. Although many financial institutions were hurt by their subprime loan exposure, abundant global liquidity sources such as sovereign wealth funds offered some relief with quick recapitalizations during the period.

For most of the period, growth remained robust in Asia ex-Japan, where China's demand for commodities continued to have a significant impact on commodity prices and related equities. However, by the fiscal period's fourth quarter, stock markets in China and India both dropped more than 20 percent as the Asian economy faced multiple headwinds and investors lost their appetite for risk.

The international growth category outperformed value during the fiscal period. Value stocks had been supported by a huge leverage buyout cycle, which peaked in the spring. By fall almost no deals were announced and previously announced deals often fell apart, driven by the high cost of borrowing. Also, international fixed-income markets demonstrated strength.

An attempt to balance risks and growth potential

The Fund invests in a diversified portfolio of international stocks, with a modest complement of bonds, by investing primarily in Ivy international mutual funds. Each underlying fund, in turn, invests in a diversified portfolio of foreign securities.

In our initial fiscal period we allocated the greatest portion of the portfolio to Ivy International Balanced Fund (at approximately 40 percent of net assets at March 31, 2008). This permitted the overall portfolio to gain exposure to international fixed-income markets that did well during the period. On the equity side, this underlying Fund also benefited from:

- an overweight in the telecommunications sector
- stock selection within the industrials and telecom-services sectors and
- an underweight in financials, a sector which did badly this past year on a global basis due to subprime mortgage exposure in the U.S.

Compared to our baseline target of 20 percent allocation to each underlying Fund, we were underweighted in Ivy Pacific Opportunities Fund (approximately 9.7 percent of net assets at March 31, 2008). This tactical positioning reflected our concern with short-term market and inflation risks in Asia, especially China and India, which dropped sharply in the first calendar quarter of 2008. Our underweighting helped preserve capital as Asian markets fell and aided the overall portfolio's fiscal period results.

The overall portfolio was also slightly underweight Ivy International Growth Fund and Ivy European Opportunities Fund for the fiscal period. We did not want to be overexposed to established European markets given current indicators of slowing economic growth in much of the Eurozone. (See Portfolio Highlights pie chart on page 91 for additional information).

Our outlook

We believe some of the best investment opportunities going forward will be in developing countries with the strongest growth. However, we feel that investors must understand that growth in and of itself does not guarantee strong asset price appreciation. Several other factors are important as well. Our analysis of overseas markets has brought to the fore a new aspect of global re-balancing – the development of direct ties between emerging markets such as China and Brazil, India and Indonesia, the Middle East and Russia. There are two implications to this, in our opinion. There is:

- Less reliance on the U.S. as an export market and
- Less reason for a country to tie its currency (and monetary policy) to the U.S. dollar. There is a sea change in the global economy.

As the world becomes less U.S.-centric, the economic center of the world is changing. We expect to position the portfolio in underlying Funds that we feel can take advantage of this change. Strong global demand and the relatively weak U.S. currency have contributed to continued price increases in agricultural commodities, industrial materials and traditional energy sources like oil and natural gas as well as related equities.

While we feel that long-term structural trends remain intact and Asia is likely to continue to report economic outperformance, we believe that there is a risk that policy tightening in major emerging-market countries lowers global growth on the margin. Europe also faces headwinds to growth, given past interest rate tightening, significant currency strengthening and underlying money market tensions.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Ivy Managed International Opportunities Fund:

———	Class A Shares [1] [2]	$ 9,778
▪▪▪▪▪▪▪	Class B Shares [2]	$10,298
– – –	Class C Shares [2]	$10,305
▪ ▪ ▪ ▪	Class E Shares [1][2]	$10,382
———	Class I Shares [2]	$10,410
———	Class Y Shares [2]	$10,380
– – – –	MSCI AC World ex U.S.A. Index [3]	$10,258



(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the index (including income) are not available, investment in the indexes was effected as of March 31, 2007.

Cumulative Annual Total Return[4]

	Class A	Class B	Class C	Class E[5]	Class I	Class Y
1-year period ended 3-31-08	–	–	–	–	–	–
5-year period ended 3-31-08	–	–	–	–	–	–
10-year period ended 3-31-08	–	–	–	–	–	–
Since inception of Class[6] through 3-31-08	–2.22%	–2.02%	2.05%	–2.15%	4.10%	3.81%

(4) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. Class I and Class Y shares are not subject to sales charges.

(5) Class E shares are not currently available for investment.

(6) 4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF
IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

Portfolio Highlights

As a shareholder of Ivy Managed International Opportunities Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Ivy International Balanced Fund, Class I	$40.81
Ivy International Core Equity Fund, Class I	$20.19
Ivy International Growth Fund, Class I	$14.99
Ivy European Opportunities Fund, Class I	$14.32
Ivy Pacific Opportunities Fund, Class I	$ 9.69

The Investments of
Ivy Managed International Opportunities Fund

March 31, 2008

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I.	445,783	$ 15,513,254
Ivy International Balanced Fund, Class I.	2,697,979	44,192,895
Ivy International Core Equity Fund, Class I.	1,271,275	21,865,932
Ivy International Growth Fund, Class I.	443,964	16,235,738
Ivy Pacific Opportunities Fund, Class I	590,760	10,497,808
TOTAL AFFILIATED MUTUAL FUNDS – 100.00%		**$108,305,627**
(Cost: $116,978,998)		

SHORT-TERM SECURITIES – 0.50%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 1.1%		
Repurchase Agreement dated 3–31–08 to be repurchased at $541,017 on 4–1–08 (A)	$541	$ 541,000
(Cost: $541,000)		
TOTAL INVESTMENT SECURITIES – 100.50%		**$108,846,627**
(Cost: $117,519,998)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.50%)		**(538,632)**
NET ASSETS – 100.00%		**$108,307,995**

Notes to Schedule of Investments

(A)Collateralized by $414,000 United States Treasury Bond, 6.875% due 8–15–25; market value and accrued interest aggregate $549,405.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):

Investments in affiliated mutual funds (cost – $116,979)	$108,306
Repurchase agreement (cost – $541)	541
	108,847
Cash	1
Receivables:	
Fund shares sold.	613
Interest.	—*
Prepaid and other assets	38
Total assets	109,499

LIABILITIES

Payable for investment securities purchased	1,017
Payable to Fund shareholders	144
Accrued shareholder servicing (Note 2).	9
Accrued management fee (Note 2)	4
Accrued accounting services fee (Note 2)	3
Accrued distribution fee (Note 2)	1
Accrued service fee (Note 2)	—*
Other.	13
Total liabilities.	1,191
Total net assets.	$108,308

NET ASSETS

Capital paid in (shares authorized – unlimited)	$114,703
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	106
Accumulated undistributed net realized gain on	
investment transactions	2,172
Net unrealized depreciation in value of investments.	(8,673)
Net assets applicable to outstanding units of capital.	$108,308

Net asset value per share (net assets divided by shares outstanding):

Class A	$10.06
Class B	$10.04
Class C	$10.04
Class E	$10.06
Class I.	$10.07
Class Y	$10.06

Capital shares outstanding:

Class A	9,952
Class B	362
Class C	367
Class E	21
Class I.	21
Class Y	44

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

For the Period from April 2, 2007[(1)] through March 31, 2008

(In Thousands)

INVESTMENT INCOME	
Income (Note 1B):	
Dividends from affiliated mutual funds	$ 2,952
Interest and amortization	31
Total income	2,983
Expenses (Note 2):	
Registration fees	122
Distribution fee:	
Class A	71
Class B	14
Class C	16
Class E	1
Service fee:	
Class A	58
Class B	5
Class C	5
Class Y	1
Shareholder servicing:	
Class A	40
Class B	2
Class C	2
Class E	—*
Class I	—*
Class Y	—*
Investment management fee	28
Accounting services fee	20
Custodian fees	4
Legal fees	1
Audit fees	—*
Other	20
Total	410
Less voluntary waiver of investment management fee (Note 2)	(1)
Total expenses	409
Net investment income	2,574
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Capital gains distributions from affiliated mutual funds	2,172
Unrealized depreciation in value of affiliated mutual funds during the period	(8,673)
Net loss on investments	(6,501)
Net decrease in net assets resulting from operations	$(3,927)

*Not shown due to rounding.

(1)Commencement of operations.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND
(In Thousands)

	For the period from 4-2-07[1] through 3-31-08
INCREASE IN NET ASSETS	
Operations:	
Net investment income	$ 2,574
Realized net gain on investments	2,172
Unrealized depreciation.	(8,673)
Net decrease in net assets resulting from operations	(3,927)
Distributions to shareholders from (Note 1F):[2]	
Net investment income:	
Class A	(2,299)
Class B	(67)
Class C	(75)
Class E	(7)
Class I	(7)
Class Y	(13)
Realized gains on investment transactions:	
Class A	(—)
Class B	(—)
Class C	(—)
Class E	(—)
Class I	(—)
Class Y	(—)
	(2,468)
Capital share transactions (Note 5)	114,703
Total increase	108,308
NET ASSETS	
Beginning of period.	—
End of period.	$108,308
Undistributed net investment income	$ 106

(1)Commencement of operations.
(2)See "Financial Highlights" on pages 96 - 101.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income from investment operations:	
Net investment income	0.35[2]
Net realized and unrealized gain on investments.	0.04[2]
Total from investment operations	0.39
Less distributions from:	
Net investment income	(0.33)
Capital gains	(0.00)
Total distributions	(0.33)
Net asset value, end of period	$10.06
Total return[3]	3.75%
Net assets, end of period (in millions)	$100
Ratio of expenses to average net assets including expense waiver	0.67%[4]
Ratio of net investment income to average net assets including expense waiver	4.67%[4]
Ratio of expenses to average net assets excluding expense waiver	0.68%[4]
Ratio of net investment income to average net assets excluding expense waiver.	4.66%[4]
Portfolio turnover rate.	0%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment income	0.33[2]
Net realized and unrealized loss on investments	(0.02)[2]
Total from investment operations	0.31
Less distributions from:	
Net investment income	(0.27)
Capital gains	(0.00)
Total distributions	(0.27)
Net asset value, end of period	$10.04
Total return	2.98%
Net assets, end of period (in millions)	$4
Ratio of expenses to average net assets including expense waiver	1.48%[3]
Ratio of net investment income to average net assets including expense waiver	4.05%[3]
Ratio of expenses to average net assets excluding expense waiver	1.49%[3]
Ratio of net investment income to average net assets excluding expense waiver	4.04%[3]
Portfolio turnover rate	0%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income from investment operations:	
Net investment income	0.30[2]
Net realized and unrealized gain on investments	0.02[2]
Total from investment operations	0.32
Less distributions from:	
Net investment income	(0.28)
Capital gains	(0.00)
Total distributions	(0.28)
Net asset value, end of period	$10.04
Total return	3.05%
Net assets, end of period (in millions)	$4
Ratio of expenses to average net assets including expense waiver	1.44%[3]
Ratio of net investment income to average net assets including expense waiver	3.70%[3]
Ratio of expenses to average net assets excluding expense waiver	1.45%[3]
Ratio of net investment income to average net assets excluding expense waiver	3.69%[3]
Portfolio turnover rate	0%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND
Class E Shares[1]
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$10.00
Income from investment operations:	
Net investment income	0.38[3]
Net realized and unrealized gain on investments	0.02[3]
Total from investment operations	0.40
Less distributions from:	
Net investment income	(0.34)
Capital gains	(0.00)
Total distributions	(0.34)
Net asset value, end of period	$10.06
Total return[4]	3.82%
Net assets, end of period (in thousands)	$208
Ratio of expenses to average net assets including expense waiver	0.60%[5]
Ratio of net investment income to average net assets including expense waiver	3.57%[5]
Ratio of expenses to average net assets excluding expense waiver	0.61%[5]
Ratio of net investment income to average net assets excluding expense waiver	3.56%[5]
Portfolio turnover rate	0%

(1) See Note 5 to Financial Statements.
(2) Commencement of operations of the class.
(3) Based on average weekly shares outstanding.
(4) Total return calculated without taking into account the sales load deducted on an initial purchase.
(5) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income from investment operations:	
Net investment income	0.41[2]
Net realized and unrealized gain on investments.	0.02[2]
Total from investment operations	0.43
Less distributions from:	
Net investment income	(0.36)
Capital gains	(0.00)
Total distributions	(0.36)
Net asset value, end of period	$10.07
Total return	4.10%
Net assets, end of period (in thousands)	$208
Ratio of expenses to average net assets including expense waiver	0.36%[3]
Ratio of net investment income to average net assets including expense waiver	3.81%[3]
Ratio of expenses to average net assets excluding expense waiver	0.37%[3]
Ratio of net investment income to average net assets excluding expense waiver	3.80%[3]
Portfolio turnover rate	0%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.00
Income from investment operations:	
Net investment income	0.37[2]
Net realized and unrealized gain on investments.	0.03[2]
Total from investment operations	0.40
Less distributions from:	
Net investment income	(0.34)
Capital gains	(0.00)
Total distributions	(0.34)
Net asset value, end of period	$10.06
Total return	3.81%
Net assets, end of period (in thousands)	$446
Ratio of expenses to average net assets including expense waiver	0.64%[3]
Ratio of net investment income to average net assets including expense waiver	3.83%[3]
Ratio of expenses to average net assets excluding expense waiver	0.65%[3]
Ratio of net investment income to average net assets excluding expense waiver	3.82%[3]
Portfolio turnover rate	0%

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Managers' Discussion of
Ivy Cundill Global Value Fund

March 31, 2008



Peter Cundill



Hiok Hhu Ng



Wade S. Burton



Andrew Massie

Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corporation.

Below, Peter Cundill, CFA, Hiok Hhu Ng, CFA, Wade S. Burton, CFA, and Andrew Massie, portfolio managers of the Ivy Cundill Global Value Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2008.

Mr. Cundill has 30 years of industry experience and has managed the Fund since its inception. Mr. Ng has seven years of industry experience and has managed the Fund for four years. Mr. Burton and Mr. Massie began managing the Fund in December 2007. Mr. Burton has 13 years of industry experience while Mr. Massie has 25 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund fell 12.07 percent (Class A shares at net asset value) for the year ended March 31, 2008. By comparison, the MSCI World Index (generally reflecting the performance of securities that represent the global stock market) declined 3.26 percent. The Lipper Global Funds Universe Average (reflecting the universe of funds with similar investment objectives) declined 2.13 percent for the same period. A second, much smaller peer group, the Lipper Global Small/Mid-Cap Value Funds Universe Average, declined 13.16 percent for the fiscal year. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The currency hedge strategy

Performance of the Fund was affected by several factors this year, not the least of which was the weakening U.S. dollar. Unlike the benchmark, the Fund hedges currency where we believe it is economic to do so. The

Fund's currency hedge does not allow it to profit from dollar weakness; however, we feel currency hedging can be very beneficial in helping to smooth volatility and allows us to focus on individual security fundamentals. We remain committed to the hedging strategy at this time.

True to a deep-value approach to investing, the Fund does not track benchmark weightings with respect to geographic region nor industry. Again this year, Japan was a difficult market, albeit cheap. Japanese consumer finance companies AIFUL Corporation and Takefuji Corporation failed to perform and were instrumental in the Fund's substantial underperformance. We believe the worst is behind in terms of consumer legal issues affecting each company.

What's positive is that the management of both companies own significant quantities of stock and are very entrepreneurial; thus we believe their interests are largely aligned with the Fund. In the case of Takefuji Corporation, the Fund is being paid to be patient through a dividend yielding 9.0 percent.

In direct contrast to consumer finance is the Fund's position in Kirin Brewery Company, Limited. The Japanese food-and-beverage producer has begun to bear fruit, with the stock in yen up for the fiscal year as well as the past quarter. In general, Kirin's expansion outside Japan is beginning to impact earnings and, as a consequence, the firm has been upgraded by Japanese and global investment

firms. We will monitor what we consider to be the company's fair value and, to the extent its fair value grows, the Fund will likely continue to hold Kirin Brewery Company, Limited; if not we may need to sell our position in the company.

Clearly, the U.S. correction in housing prices and the ensuing subprime and credit crisis have impacted not only U.S. but all global stock markets, with many of the worst hit in Europe. Neither Asia nor the emerging markets have been spared. We question if the worst is over or yet to come. Adherence to a deep-value approach to investing means this question doesn't need to be answered – it is an advantage of the style. While poor performance is frustrating, we estimate the value of the securities in the Fund are largely unchanged and, therefore, believe it is a question of time and patience until the discount to value narrows through rising stock prices.

Through the year the Fund remained highly concentrated, in line with our approach to investing. In the quarter just past, the opportunity to augment the process with additional investment personnel from the Cundill team has resulted in a repositioning of the securities portfolio. This has given us the ability to add a couple of new security names to the Fund while reducing certain exposure levels. Given the global market environment, we believe the timing should be fortuitous. The expectation is that this

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Nikko Cordial Corporation	Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares
AIFUL Corporation	Pfizer Inc.
Takefuji Corporation	AIFUL Corporation
Korea Tobacco & Ginseng Corporation	Thai Beverage Public Company Limited
Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares	Seven & i Holdings Co., Ltd.
Italmobiliare S.p.A., Non-Convertible Savings Shares	Asatsu-DK Inc.
	Mediaset S.p.A.
Singapore Press Holdings Limited	Coca-Cola West Holdings Company, Limited
Korea Electric Power Corporation	Singapore Press Holdings Limited
Mabuchi Motor Co., Ltd.	First Pacific Company Limited
Asatsu-DK Inc.	

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

restocking of the shelves will continue through the current quarter, as individual stocks present opportunity and where we can identify margin-of-safety.

We believe fiscal year 2008 will be a difficult though transformative year; if we are patient we believe we will be rewarded. As noted, we do not follow the benchmark sector weightings. Our communications sector encompasses not only mobile and fixed-line telecom companies, but also broadcast and media represented the largest sector of investment. Representative telecom names include mobile provider SK Telecom Co., Ltd., the largest mobile provider in South Korea. The company generates ample free cash flow, of which a large portion is retuned to shareholders through share buy-backs and dividends.

Financials is the largest sector in the Fund, and Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft, Registered Shares is the Fund's largest holding. We added to the position marginally on the weakness in its stock price. Other examples of financial stocks in the Fund include property and casualty insurance companies and Japanese consumer finance firms. Absent are banks. Over the last six months we have spent much analytical time on global banks and have short-listed a few candidates. However, from a fundamental value perspective, we feel it is very difficult to fully understand all the risks inherent in their balance sheets; therefore, the companies' margin-of-safety is difficult to quantify. As always, a company's price can mitigate certain risks.

Our outlook

The Cundill deep-value approach to investing is not predicated on forecasts and predictions of macro-economic events or, for that matter, the future value of a barrel of oil. It is grounded in fundamental investing, one holding at a time. As deep-value investors, the past couple of years have been difficult, as they have been for many others practicing this craft. What we have seen in broad global markets, as a result of the credit crunch and likely recession, is a correction that is painful for families and investors alike but, from the perspective of a value shop, creates potential opportunity. Is it over or just beginning? We do not pretend to know. What we do know is that over the last few months we have seen and acted on the chance to buy what are, in our view, some remarkably inexpensive stocks that we feel patience could reward.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what is believed to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy Cundill Global Value Fund, Class A Shares[1]	$15,370
— — —	MSCI World Index[2]	$17,317
– – – –	Lipper Global Funds Universe Average[2].	$18,162
- - - - -	Lipper Global Small/Mid-Cap Value Funds Universe Average [2]. . .	$17,039



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of September 30, 2001.

Average Annual Total Return[3]

	Class A	Class B	Class C	Class E	Class I	Class Y	Advisor Class[4]
1-year period ended 3-31-08 . .	−17.13%	−16.01%	−12.65%	—	—	−11.73%	−11.54%
5-year period ended 3-31-08 . .	13.21%	13.47%	13.78%	—	—	—	15.15%
10-year period ended 3-31-08 .	—	—	—	—	—	—	—
Since inception of Class[5] through 3-31-08	6.76%	8.43%	8.23%	—	—	11.23%	7.37%
Cumulative return since inception of Class[5] through 3-31-08	—	—	—	−17.35%	−10.93%	—	—

(3) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4) Advisor Class shares are no longer available for investment.

(5) 9-4-01 for Class A shares, 9-26-01 for Class B shares, 10-19-01 for Class C shares, 4-2-07 for Class E and Class I shares, 7-24-03 for Class Y shares and 4-19-00 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY CUNDILL GLOBAL VALUE FUND

Portfolio Highlights

On March 31, 2008, Ivy Cundill Global Value Fund had net assets totaling $591,028,121 invested in a diversified portfolio of:

74.18%	Foreign Common Stocks
11.87%	Domestic Common Stocks
13.95%	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



■	Japan	$28.01
■	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts...............	$13.95
■	United States	$11.87
■	South Korea	$10.06
■	Italy	$ 7.79
■	Germany	$ 7.69
■	Canada	$ 5.76
■	Bermuda	$ 5.07
■	Thailand	$ 4.68
■	Singapore	$ 4.27
□	Cayman Islands	$ 0.85

Sector Weightings



🟩	Financial Services Stocks	$17.91
🟩	Consumer Services Stocks.	$15.69
🟩	Consumer Nondurables Stocks	$14.47
🟩	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts.	$13.95
🟩	Technology Stocks	$ 7.05
🟩	Retail Stocks	$ 6.58
⬛	Utilities Stocks	$ 6.57
⬛	Multi-Industry Stocks.	$ 5.07
⬛	Health Care Stocks	$ 4.91
⬛	Business Equipment and Services Stocks	$ 4.47
⬜	Capital Goods Stocks	$ 3.33

The Investments of Ivy Cundill Global Value Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Bermuda – 5.07%		
First Pacific Company Limited (A)	37,650,000	$ 24,817,318
Montpelier Re Holdings Ltd.	320,095	5,137,526
		29,954,844
Canada – 5.76%		
Fairfax Financial Holdings Limited (A)	76,400	22,247,513
Loblaw Companies Limited (A)	399,000	11,820,927
		34,068,440
Cayman Islands – 0.85%		
Semiconductor Manufacturing International		
Corporation (A)*	72,552,000	5,034,028
Germany – 7.69%		
Deutsche Telekom AG, Registered Shares (A)	680,000	11,379,675
Munchener Ruckversicherungs-Gesellschaft		
Aktiengesellschaft, Registered Shares (A).	174,138	34,090,261
		45,469,936
Italy – 7.79%		
Italmobiliare S.p.A., Non-Convertible Savings		
Shares (A).	299,008	19,684,933
Mediaset S.p.A. (A)	2,850,030	26,367,086
		46,052,019
Japan – 28.01%		
AIFUL Corporation (A)	1,756,100	28,205,418
Asatsu-DK Inc. (A)	742,300	26,436,246
Coca-Cola West Holdings Company, Limited (A)	1,048,000	25,232,745
Kirin Brewery Company, Limited (A)	1,071,000	20,253,160
Mabuchi Motor Co., Ltd. (A)	353,000	17,033,808
Seven & i Holdings Co., Ltd. (A).	1,079,500	27,074,137
Takefuji Corporation (A)	1,006,570	21,306,809
		165,542,323
Singapore – 4.27%		
Singapore Press Holdings Limited (A).	7,544,000	25,211,522
South Korea – 10.06%		
Korea Tobacco & Ginseng Corporation (A)	158,296	12,403,463
SK Telecom Co., Ltd. (A)	109,350	20,592,493
SK Telecom Co., Ltd., ADR	318,866	6,890,694
Samsung Electronics Co., Ltd. (A)	43,460	19,572,030
		59,458,680

See Notes to Schedule of Investments on page 111.

The Investments of Ivy Cundill Global Value Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Thailand – 4.68%		
Thai Beverage Public Company Limited (A)	143,580,000	**$ 27,642,631**
United States – 11.87%		
DIRECTV Group, Inc. (The)*	999,642	24,761,132
Liberty Media Corporation, Series A Liberty		
Entertainment*	728,000	16,369,080
Pfizer Inc.	1,388,000	29,050,840
		70,181,052
TOTAL COMMON STOCKS – 86.05%		**$508,615,475**
(Cost: $474,316,686)		

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (1.22%)	Face Amount in Thousands	
Euro, 6–20–08 (short) (B)	EUR18,208	(1,640,156)
Euro, 10–10–08 (short) (B)	32,821	(928,425)
Japanese Yen, 6–20–08 (short) (B)	JPY1,950,372	(1,205,444)
Japanese Yen, 10–10–08 (short) (B)	16,079,555	(3,839,781)
Singapore Dollar, 6–20–08 (short) (B).	SGD37,833	(852,079)
Singapore Dollar, 10–10–08 (short) (B).	24,704	(109,893)
South Korean Won, 6–20–08 (short) (B)	KRW8,437,997	468,854
South Korean Won, 10–10–08 (short) (B)	43,067,371	881,537
		$ (7,225,387)

SHORT-TERM SECURITIES – 5.75%	Principal Amount in Thousands	
Repurchase Agreements		
J.P. Morgan Securities Inc., 1.1% Repurchase		
Agreement dated 3–31–08 to be repurchased		
at $33,964,038 on 4–1–08 (C)	$33,963	**$ 33,963,000**
(Cost: $33,963,000)		
TOTAL INVESTMENT SECURITIES – 90.58%		**$535,353,088**
(Cost: $508,279,686)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 9.42%		55,675,033
NET ASSETS – 100.00%		**$591,028,121**

See Notes to Schedule of Investments on page 111.

The Investments of Ivy Cundill Global Value Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro, JPY – Japanese Yen, KRW – South Korean Won, and SGD – Singapore Dollar).

(C)Collateralized by $24,349,000 United States Treasury Bond, 7.625% due 2–15–25; market value and accrued interest aggregate $34,542,693.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CUNDILL GLOBAL VALUE FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $474,317)	$501,390
Repurchase agreement (cost – $33,963)	33,963
	535,353
Cash denominated in foreign currencies (cost – $35,646)	35,857
Receivables:	
Investment securities sold	22,897
Dividends and interest	4,444
Fund shares sold	652
Prepaid and other assets	33
Total assets	599,236

LIABILITIES

Payable to Fund shareholders	5,237
Payable for investment securities purchased	1,575
Accrued management fee (Note 2)	493
Due to custodian	257
Accrued shareholder servicing (Note 2)	256
Accrued service fee (Note 2)	183
Accrued accounting services fee (Note 2)	9
Accrued administrative fee (Note 2)	5
Accrued distribution fee (Note 2)	3
Other	190
Total liabilities	8,208
Total net assets	$591,028

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY CUNDILL GLOBAL VALUE FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)　　　　　　　　　　　*(Continued)*

NET ASSETS

Capital paid in (shares authorized – unlimited)	$590,035
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(1,139)
Accumulated undistributed net realized loss	
on investment transactions	(25,100)
Net unrealized appreciation in value of investments.	27,232
Net assets applicable to outstanding units of capital.	$591,028
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.97
Class B	$12.68
Class C	$12.62
Class E	$12.93
Class I	$13.11
Class Y	$13.02
Advisor Class	$13.01
Capital shares outstanding:	
Class A	34,122
Class B	2,906
Class C	7,843
Class E	32
Class I	131
Class Y	618
Advisor Class	182

See Notes to Financial Statements.

Statement of Operations

IVY CUNDILL GLOBAL VALUE FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $1,865)	$ 18,838
Interest and amortization.	3,610
Total income	22,448
Expenses (Note 2):	
Investment management fee.	7,997
Shareholder servicing:	
Class A	1,761
Class B	207
Class C	344
Class E	3
Class I	3
Class Y	19
Advisor Class	1
Class II	—*
Service fee:	
Class A	1,435
Class B	126
Class C	448
Class Y	29
Distribution fee:	
Class A	80
Class B	379
Class C	1,343
Class E	1
Custodian fees.	266
Accounting services fee	145
Administrative fee	85
Legal fees	15
Audit fees.	12
Other	432
Total	15,131
Less expenses in excess of voluntary limit (Note 2)	(29)
Total expenses.	15,102
Net investment income	7,346

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY CUNDILL GLOBAL VALUE FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities	50,103
Realized net loss on forward currency contracts	(45,398)
Realized net gain on foreign currency transactions	489
Realized net gain on investments	5,194
Unrealized depreciation in value of securities during the period	(109,497)
Unrealized depreciation in value of forward currency contracts during the period	(3,660)
Unrealized depreciation in value of investments during the period	(113,157)
Net loss on investments	(107,963)
Net decrease in net assets resulting from operations	$(100,617)

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CUNDILL GLOBAL VALUE FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 7,346	$ 5,753
Realized net gain on investments	5,194	79,392
Unrealized appreciation (depreciation)	(113,157)	10,677
Net increase (decrease) in net assets resulting from operations	(100,617)	95,822
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(6,280)	(4,498)
Class B	(120)	(—)
Class C	(749)	(219)
Class E	(3)	NA
Class I	(29)	NA
Class Y	(154)	(146)
Advisor Class	(46)	(37)
Class II	(—)	(—)*
Realized gains on investment transactions:		
Class A	(45,728)	(30,521)
Class B	(4,026)	(2,704)
Class C	(12,421)	(10,901)
Class E	(31)	NA
Class I	(159)	NA
Class Y	(834)	(689)
Advisor Class	(233)	(142)
Class II	(—)	(1)
	(70,813)	(49,858)
Capital share transactions (Note 5)	(235,499)	38,788
Total increase (decrease)	(406,929)	84,752
NET ASSETS		
Beginning of period...............................	997,957	913,205
End of period.....................................	$591,028	$997,957
Undistributed net investment loss	$ (1,139)	$ (1,593)

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 117 - 123.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period......	$16.28	$15.52	$13.79	$12.57	$11.41	$ 8.39
Income (loss) from investment operations:						
Net investment income...	0.18	0.13	0.17	0.04	0.01	0.01
Net realized and unrealized gain (loss) on investments	(2.00)	1.49	2.21	1.25	1.15	3.05
Total from investment operations............	(1.82)	1.62	2.38	1.29	1.16	3.06
Less distributions from:						
Net investment income...	(0.18)	(0.11)	(0.16)	(0.07)	(0.00)	(0.04)
Capital gains	(1.31)	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)
Total distributions..........	(1.49)	(0.86)	(0.65)	(0.07)	(0.00)	(0.04)
Net asset value, end of period..........	$12.97	$16.28	$15.52	$13.79	$12.57	$11.41
Total return[1]	−12.07%	10.71%	17.49%	10.29%	10.17%	36.43%
Net assets, end of period (in millions)............	$443	$688	$625	$321	$59	$30
Ratio of expenses to average net assets including reimbursement	1.59%	1.55%	1.62%	1.74%	1.70%[3]	2.05%
Ratio of net investment income (loss) to average net assets including reimbursement	1.05%	0.81%	1.09%	0.08%	−0.09%[3]	0.18%
Ratio of expenses to average net assets excluding reimbursement	1.59%[2]	1.55%[2]	1.62%[2]	1.74%[2]	1.84%[3]	2.21%
Ratio of net investment income (loss) to average net assets excluding reimbursement	1.05%[2]	0.81%[2]	1.09%[2]	0.08%[2]	−0.23%[3]	0.02%
Portfolio turnover rate	39%	42%	4%	5%	1%	24%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period......	$15.93	$15.23	$13.54	$12.38	$11.26	$ 8.32
Income (loss) from investment operations:						
Net investment income (loss)	0.03[1]	(0.01)	0.06	(0.01)	(0.02)	(0.06)
Net realized and unrealized gain (loss) on investments......	(1.93)[1]	1.46	2.14	1.17	1.14	3.00
Total from investment operations.............	(1.90)	1.45	2.20	1.16	1.12	2.94
Less distributions from:						
Net investment income...	(0.04)	(0.00)	(0.02)	(0.00)	(0.00)	(0.00)
Capital gains	(1.31)	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)
Total distributions..........	(1.35)	(0.75)	(0.51)	(0.00)	(0.00)	(0.00)
Net asset value, end of period...........	$12.68	$15.93	$15.23	$13.54	$12.38	$11.26
Total return	−12.83%	9.82%	16.43%	9.37%	9.95%	35.34%
Net assets, end of period (in millions)............	$37	$59	$57	$37	$12	$7
Ratio of expenses to average net assets including reimbursement.........	2.48%	2.44%	2.51%	2.62%	2.52%[3]	3.20%
Ratio of net investment income (loss) to average net assets including reimbursement.........	0.18%	−0.07%	0.21%	−0.86%	−1.31%[3]	−1.13%
Ratio of expenses to average net assets excluding reimbursement.........	2.48%[2]	2.44%[2]	2.51%[2]	2.62%[2]	2.67%[3]	3.36%
Ratio of net investment income (loss) to average net assets excluding reimbursement.........	0.18%[2]	−0.07%[2]	0.21%[2]	−0.86%[2]	−1.46%[3]	−1.29%
Portfolio turnover rate	39%	42%	4%	5%	1%	24%

(1)Based on average weekly shares outstanding.
(2)There was no waiver of expenses during the period.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period......	$15.88	$15.16	$13.48	$12.30	$11.19	$ 8.26
Income (loss) from investment operations:						
Net investment income (loss)	0.05	0.03	0.08	(0.02)	(0.01)	(0.03)
Net realized and unrealized gain (loss) on investments	(1.92)	1.46	2.14	1.20	1.12	2.96
Total from investment operations............	(1.87)	1.49	2.22	1.18	1.11	2.93
Less distributions from:						
Net investment income...	(0.08)	(0.02)	(0.05)	(0.00)	(0.00)	(0.00)
Capital gains	(1.31)	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)
Total distributions..........	(1.39)	(0.77)	(0.54)	(0.00)	(0.00)	(0.00)
Net asset value, end of period...........	$12.62	$15.88	$15.16	$13.48	$12.30	$11.19
Total return	−12.65%	10.03%	16.70%	9.59%	9.92%	35.47%
Net assets, end of period (in millions)............	$99	$233	$211	$96	$24	$11
Ratio of expenses to average net assets including reimbursement	2.25%	2.21%	2.28%	2.42%	2.35%[2]	2.93%
Ratio of net investment income (loss) to average net assets including reimbursement	0.37%	0.15%	0.43%	−0.62%	−1.09%[2]	−0.83%
Ratio of expenses to average net assets excluding reimbursement	2.25%[1]	2.21%[1]	2.28%[1]	2.42%[1]	2.50%[2]	3.10%
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.37%[1]	0.15%[1]	0.43%[1]	−0.62%[1]	−1.23%[2]	−1.00%
Portfolio turnover rate	39%	42%	4%	5%	1%	24%

(1)There was no waiver of expenses during the period.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$16.23
Income (loss) from investment operations:	
Net investment income	0.02[2]
Net realized and unrealized loss on investments	(1.87)[2]
Total from investment operations	(1.85)
Less distributions from:	
Net investment income	(0.14)
Capital gains	(1.31)
Total distributions	(1.45)
Net asset value, end of period	$12.93
Total return[3]	−12.31%
Net assets, end of period (in thousands)	$413
Ratio of expenses to average net assets	2.31%[4]
Ratio of net investment income to average net assets	0.29%[4]
Portfolio turnover rate	39%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the 12 months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$16.29
Income (loss) from investment operations:	
Net investment income	0.24[2]
Net realized and unrealized loss on investments	(1.87)[2]
Total from investment operations	(1.63)
Less distributions from:	
Net investment income	(0.24)
Capital gains	(1.31)
Total distributions	(1.55)
Net asset value, end of period	$13.11
Total return	−10.93%
Net assets, end of period (in millions)	$2
Ratio of expenses to average net assets	1.21%[3]
Ratio of net investment income to average net assets	1.45%[3]
Portfolio turnover rate	39%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the period from 7-24-03[1] to
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period......	$16.33	$15.56	$13.82	$12.58	$11.40	$ 9.84
Income (loss) from investment operations:						
Net investment income (loss)	0.25[2]	0.19	0.19	0.07	(0.01)	0.02
Net realized and unrealized gain (loss) on investments	(2.01)[2]	1.49	2.26	1.29	1.19	1.58
Total from investment operations............	(1.76)	1.68	2.45	1.36	1.18	1.60
Less distributions from:						
Net investment income...	(0.24)	(0.16)	(0.22)	(0.12)	(0.00)	(0.04)
Capital gains	(1.31)	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)
Total distributions..........	(1.55)	(0.91)	(0.71)	(0.12)	(0.00)	(0.04)
Net asset value, end of period...........	$13.02	$16.33	$15.56	$13.82	$12.58	$11.40
Total return	−11.73%	11.14%	17.99%	10.90%	10.35%	16.28%
Net assets, end of period (in millions)............	$8	$15	$17	$10	$2	$1
Ratio of expenses to average net assets including reimbursement	1.20%	1.20%	1.19%	1.20%	1.20%[3]	1.76%[3]
Ratio of net investment income (loss) to average net assets including reimbursement	1.42%	1.18%	1.46%	0.52%	−0.32%[3]	0.55%[3]
Ratio of expenses to average net assets excluding reimbursement	1.45%	1.42%	1.46%	1.56%	1.80%[3]	2.09%[3]
Ratio of net investment income (loss) to average net assets excluding reimbursement	1.17%	0.96%	1.19%	0.16%	−0.92%[3]	0.22%[3]
Portfolio turnover rate	39%	42%	4%	5%	1%	24%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY CUNDILL GLOBAL VALUE FUND

Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period.	$16.30	$15.54	$13.77	$12.54	$11.37	$ 8.34
Income (loss) from investment operations:						
Net investment income (loss)	0.25	0.21	0.22	0.04	(0.01)	(0.01)
Net realized and unrealized gain (loss) on investments	(1.97)	1.49	2.23	1.32	1.18	3.10
Total from investment operations.	(1.72)	1.70	2.45	1.36	1.17	3.09
Less distributions from:						
Net investment income. . .	(0.26)	(0.19)	(0.19)	(0.13)	(0.00)	(0.06)
Capital gains	(1.31)	(0.75)	(0.49)	(0.00)	(0.00)	(0.00)
Total distributions	(1.57)	(0.94)	(0.68)	(0.13)	(0.00)	(0.06)
Net asset value, end of period.	$13.01	$16.30	$15.54	$13.77	$12.54	$11.37
Total return	−11.54%	11.33%	18.09%	10.86%	10.29%	37.11%
Net assets, end of period (in millions).	$2	$3	$3	$3	$3	$3
Ratio of expenses to average net assets including reimbursement	1.05%	1.05%	1.12%	1.23%	1.26%[3]	2.12%
Ratio of net investment income (loss) to average net assets including reimbursement	1.62%	1.31%	1.57%	0.41%	−0.17%[3]	−0.07%
Ratio of expenses to average net assets excluding reimbursement	1.05%[2]	1.05%[2]	1.12%[2]	1.23%[2]	1.41%[3]	2.28%
Ratio of net investment income (loss) to average net assets excluding reimbursement	1.62%[2]	1.31%[2]	1.57%[2]	0.41%[2]	−0.32%[3]	−0.23%
Portfolio turnover rate	39%	42%	4%	5%	1%	24%

(1) See Note 5 to financial statements.
(2) There was no waiver of expenses during the period.
(3) Annualized.

See Notes to Financial Statements.

Manager's Discussion of
Ivy European Opportunities Fund

March 31, 2008



Ivy European Opportunities Fund is subadvised by Henderson Investment Management Ltd.

Below, Paul Casson, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Casson has managed the Fund for two years and has 10 years of industry experience. He is part of the Pan-European Equities team at Henderson, headed by Stephen Peak, who served as portfolio manager of the Fund for seven years until April 2006. Mr. Peak has 30 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund fell 4.52 percent (Class A shares at net asset value) for the fiscal year ended March 31, 2008. This underperformed the 0.18 percent increase in the MSCI Europe Index, which reflects the performance of securities that generally represent the European stock market. The Lipper European Region Funds Universe Average (reflecting the universe of funds with similar investment objectives) declined 3.16 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Merger growth, then a credit purge

After a strong first half of calendar year 2007, driven by the rapid expansion in Germany and mergers-and-acquisition activity, the main European markets were severely winded by the fallout from the summer credit crunch. News in June was dominated by the debacle surrounding a series of tiered and incorrect bets made by two Bear Stearns hedge funds, which led to their use of bank money to protect clients. The latter part of the year continued in a similar manner, with significant volatility brought about by escalating subprime woes, concerns that a credit crunch would bring the end of the European mergers-and-acquisition boom, intervention by central banks, significant deleveraging and mixed macroeconomic data.

Not surprisingly, January 2008 brought about an implosion of what confidence remained in equity markets. The positive reaction to aggressive interest rate cuts by the Federal Reserve proved to be temporary and was followed by the turmoil of the massive trading loss at a French bank. During February, poor survey data from the U.S. was a cause for concern, and oil prices again touched nearly $112 per barrel, leading to the prospect of stagflation in the world's largest economy weighing heavily on investor sentiment. Markets were given some positive encouragement when Warren Buffet offered to re-insure $800 billion of municipal bonds previously guaranteed by troubled U.S. bond insurers. However, this positive news again proved to be only temporary as negative sentiment soon took hold once more.

Meanwhile, the Bank of England cut base rates by 25 basis points to 5.25 percent in response to increased signs of economic weakness, while the Fed cut short-term interest rates another 75 basis points in March. In light of these actions, the European Central Bank seems to be concerned about a rise in inflation expectations and may be much slower to adjust interest rates further. Given all this, the continued divergence in U.S. and European monetary policy pushed the euro through the $1.50 barrier for the first time.

German financials hurt results

With regard to sector performance, the hardest hit area of the Fund was our financials exposure, with Germany being singled out for special attention during the latter part of 2007 following the rescue of German bank IKB and the problems in Lower Saxony. Particularly poor performers were Commerzbank Aktiengesellschaft and Hypo Real Estate Holding AG. That said, we find the area of financials the most interesting right now. Most major economies have been affected by a bankrupt bank (i.e. Bear Stearns, IKB and Northern Rock). It appears that regulators and central banks now appreciate that liquidity must be made freely available to allow solid banks to proceed with

recapitalizing and readjusting their balance sheets. The result of this has been a lot of opportunity and new holdings over the quarter, including the Bank of Ireland and Deutsche Postbank AG. These companies, along with our other financial holdings – Aurora Russia Limited, Lloyds TSB Group plc and Man Group plc – all outperformed the market to a significant degree during the fiscal year. We feel the process of healing has begun, but a lot of patience will be required.

Cash is precious in this environment, and we have been looking to buy stocks where share prices have dislocated from fundamental values in a big way. We have bought into HBOS plc, a U.K. bank with a strong retail franchise and a clear run at some of the market share ceded by the destruction of the Northern Rock franchise.

Elsewhere, offshore drilling contractor SeaDrill Limited was the leading positive performer over the reporting year, having also had a strong end to the first quarter for 2008. The company reported results significantly ahead of market expectations and announced its first dividend.

Other notable activity included a new position in Capita Group Plc (The). This was somewhat opportunistic as we placed the trade during a collapse in the share price following the loss of a transport contract in London. Considering our opinion that the sell off was greatly exaggerated, we managed to pick up what we consider to be a cheap

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Commerzbank Aktiengesellschaft	Royal Bank of Scotland Group plc (The)
National Bank of Greece S.A.	Peugeot S.A.
StatoilHydro ASA	Alpha Bank
Hypo Real Estate Holding AG	SeaDrill Limited
Akzo Nobel N.V.	RWE Aktiengesellschaft
Alpha Bank	CRH public limited company
Peugeot S.A.	Sanofi-Aventis
CRH public limited company	Imperial Tobacco Group PLC
Royal Bank of Scotland Group plc (The)	Continental Aktiengesellschaft
Pfleiderer AG, Registered Shares	National Bank of Greece S.A.

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

stock. We bought a stake in Ashtead Group plc, the U.K. provider of rental equipment to industrial and commercial users. The shares appeared to us to be oversold, and we viewed the weakness as a good buying opportunity.

In health care, Sanofi-Aventis got punished on a refusal by the FDA to approve its Accomplia drug for sale in the U.S. We feel this should have been offset by positive news on a patent trial for another drug, Plavix, but wasn't. Hence, we took the opportunity to make our holding more meaningful as negative sentiment has masked what we view as attractive fundamental valuation.

Above all, it's worth noting that business confidence in Europe remains at relatively high levels. The closely watched German IFO survey, which is positively correlated with developments in the German and Eurozone economies, is still at a level consistent with economic growth close to its trend rate.

Our outlook

We expect markets to remain volatile in the near term, driven by sharp swings in investment sentiment. The economic outlook in the U.S. remains challenging, in our opinion, and we believe the full implications for growth in the rest of the world have yet to be fully felt. Many European companies have not witnessed much of a slowdown so far, but the real question is how the environment will develop as the year progresses. However, we believe difficult markets can generate opportunities to buy good companies at attractive prices, and we will continue in our effort to take advantage of any such opportunities.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy European Opportunities Fund, Class A Shares[1]	$71,445
— — —	MSCI Europe Index[2]	$18,442
- - - - -	Lipper European Region Funds Universe Average[2].	$23,275



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of May 31, 1999.

Average Annual Total Return[3]

	Class A	Class B	Class C	Class E[4]	Class I	Class Y	Advisor Class[4]
1-year period ended 3-31-08	−10.01%	−8.68%	−5.16%	—	—	−4.33%	−4.12%
5-year period ended 3-31-08	26.49%	27.00%	27.13%	—	—	—	28.57%
10-year period ended 3-31-08	—	—	—	—	—	—	—
Since inception of Class[5] through 3-31-08	24.68%	24.46%	15.68%	—	—	23.40%	25.96%
Cumulative return since inception of Class[5] through 3-31-08	—	—	—	−10.01%	−4.24%	—	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment. Advisor Class shares are no longer available for investment.

(5)5-4-99 for Class A shares, 5-24-99 for Class B shares, 10-24-99 for Class C shares, 4-2-07 for Class E and Class I shares, 7-24-03 for Class Y shares and 5-3-99 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY EUROPEAN OPPORTUNITIES FUND

Portfolio Highlights

On March 31, 2008, Ivy European Opportunities Fund had net assets totaling $542,711,377 invested in a diversified portfolio of:

94.19%	Foreign Common Stocks and Rights
5.81%	Cash and Cash Equivalents

Country Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by country and by industry, respectively, as follows:



	United Kingdom	$22.00
	Germany.	$13.52
	France.	$11.48
	Bahamas/Caribbean[1]	$ 8.08
	Greece	$ 7.64
	Other Europe[2]	$ 6.74
	Cash and Cash Equivalents.	$ 5.81
	Ireland.	$ 5.80
	Netherlands	$ 5.54
	Spain	$ 4.88
	Italy	$ 3.36
	Norway	$ 2.97
	Other[3]	$ 2.18

(1)Includes $3.19 Bermuda, $2.73 British Virgin Islands and $2.16 Cayman Islands.

(2)Includes $1.73 Belgium, $1.82 Luxembourg, $2.25 Sweden and $0.94 Switzerland.

(3)Includes $2.18 Cyprus.

Sector Weightings



■	Financial Services Stocks.	$26.79
■	Energy Stocks	$11.14
■	Utilities Stocks	$ 9.52
■	Capital Goods Stocks	$ 9.38
■	Consumer Durables Stocks	$ 7.49
■	Consumer Nondurables Stocks	$ 6.32
■	Cash and Cash Equivalents	$ 5.81
■	Consumer Services Stocks.	$ 5.56
■	Transportation Stocks	$ 5.35
■	Miscellaneous Stocks[4]	$ 3.49
■	Raw Materials Stocks	$ 3.23
■	Retail Stocks	$ 2.97
□	Health Care Stocks	$ 2.95

(4)Includes $1.24 Business Equipment and Services Stocks and $2.25 Multi-Industry Stocks.

The Investments of Ivy European Opportunities Fund

March 31, 2008

COMMON STOCKS AND RIGHTS	Shares	Value
Belgium – 1.73%		
Fortis (A)...................................	372,938	$ 9,385,125
Bermuda – 3.19%		
SeaDrill Limited (A)	645,456	17,301,392
British Virgin Islands – 2.73%		
Inmarsat plc (A)	1,677,463	14,789,786
Cayman Islands – 2.16%		
Subsea 7 Inc. (A)*	518,208	11,702,636
Cyprus – 2.18%		
Prosafe ASA (A)...............................	754,126	11,847,198
France – 11.48%		
Altamir Amboise (A)............................	484,911	4,868,938
Altamir Amboise, Rights (A)*	620,694	127,390
France Telecom (A)	317,313	10,670,446
Peugeot S.A. (A)................................	251,804	19,523,049
Sanofi-Aventis (A)	213,157	15,991,570
TOTAL S.A. (A)................................	150,058	11,144,011
		62,325,404
Germany – 13.52%		
Bayer Aktiengesellschaft (A)	86,156	6,909,782
Commerzbank Aktiengesellschaft (A)	423,748	13,339,756
Continental Aktiengesellschaft (A).................	147,829	15,186,424
DaimlerChrysler AG, Registered Shares (A).........	69,487	5,949,196
Deutsche Post AG (A)	322,362	9,863,083
Deutsche Postbank AG (A)	60,774	5,819,206
RWE Aktiengesellschaft (A)......................	132,070	16,313,536
		73,380,983
Greece – 7.64%		
Alpha Bank (A).................................	544,526	18,053,150
Coca-Cola Hellenic Bottling Company S.A. (A)	41,073	1,912,906
National Bank of Greece S.A. (A)	287,027	15,144,128
OPAP S.A. (A)	178,021	6,346,149
		41,456,333

See Notes to Schedule of Investments on page 134.

The Investments of Ivy European Opportunities Fund

March 31, 2008

COMMON STOCKS AND RIGHTS (Continued)	Shares	Value
Ireland – 5.80%		
Bank of Ireland (A)	386,922	$ 5,726,771
CRH public limited company (A)	430,057	16,267,766
Grafton Group plc, Units (A)*	151,493	1,387,189
IAWS Group, plc (A)	344,056	8,087,959
		31,469,685
Italy – 3.36%		
AZIMUT HOLDING S.P.A. (A)	438,876	4,552,210
Eni S.p.A. (A)	255,102	8,699,268
UniCredit S.p.A. (A)	748,220	5,008,530
		18,260,008
Luxembourg – 1.82%		
SES GLOBAL S.A., Fiduciary Deposit Receipts (A) . . .	466,742	9,851,977
Netherlands – 5.54%		
Akzo Nobel N.V. (A)	132,516	10,632,076
Heineken N.V. (A)	143,796	8,352,023
TNT N.V. (A)	298,381	11,084,298
		30,068,397
Norway – 2.97%		
BW Offshore Limited (A)*	753,896	2,250,281
StatoilHydro ASA (A)	463,590	13,892,178
		16,142,459
Spain – 4.88%		
Banco Bilbao Vizcaya Argentaria, S.A. (A)	545,783	12,020,134
FOMENTO DE CONSTRUCCIONES Y		
CONTRATAS, S.A. (A)	142,802	9,401,246
Industria de Diseno Textil, S.A. (A)	91,332	5,074,080
		26,495,460
Sweden – 2.25%		
Investor AB, B Shares (A)	542,916	12,220,944
Switzerland – 0.94%		
UBS AG (A)	175,672	5,105,119
United Kingdom – 22.00%		
Ashtead Group plc (A)	6,431,327	7,913,594
Aurora Russia Limited (A)*	1,460,000	2,564,352
British Sky Broadcasting Group plc (A)	500,476	5,527,515
Capita Group Plc (The) (A)	398,291	5,363,297
Compass Group PLC (A)	977,187	6,249,598
HBOS plc (A)	507,971	5,645,578

See Notes to Schedule of Investments on page 134.

The Investments of Ivy European Opportunities Fund

March 31, 2008

COMMON STOCKS AND RIGHTS (Continued)	Shares	Value
United Kingdom (Continued)		
Imperial Tobacco Group PLC (A)	346,887	$ 15,958,165
Investec plc (A).	356,195	2,392,919
Lloyds TSB Group plc (A).	1,022,122	9,148,729
MAXjet Airways, Inc. (A)(B)*.	150,000	1
MAXjet Airways, Inc. (A)(B)(C)*	1,129,023	2
Man Group plc (A)	1,145,289	12,603,702
Regal Petroleum plc (A)*	266,965	646,392
Regal Petroleum plc (A)(D)*.	1,050,000	2,542,322
Royal Bank of Scotland Group plc (The) (A)	2,937,592	19,661,875
tesco plc (A)	643,957	4,843,704
Vodafone Group Plc (A)	3,298,660	9,878,893
William Hill PLC (A)	1,132,896	8,448,323
		119,388,961
TOTAL COMMON STOCKS AND RIGHTS – 94.19%		**$511,191,867**
(Cost: $497,426,734)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Aircraft – 1.03%		
United Technologies Corporation,		
2.3%, 4–1–08	$5,589	**5,589,000**
Beverages – 0.74%		
Coca-Cola Company (The),		
2.2%, 4–14–08	4,000	**3,996,822**
Chemicals – Petroleum and Inorganic – 0.73%		
E.I. du Pont de Nemours and Company,		
2.22%, 4–30–08	4,000	**3,992,847**
Computers – Main and Mini – 0.55%		
IBM International Group Capital LLC,		
2.25%, 4–3–08	3,000	**2,999,625**
Finance Companies – 1.84%		
USAA Capital Corp.,		
2.3%, 4–7–08	10,000	**9,996,167**

See Notes to Schedule of Investments on page 134.

The Investments of Ivy European Opportunities Fund

March 31, 2008

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Health Care – General – 0.11%		
Johnson & Johnson,		
1.985%, 4–7–08	$ 577	$ 576,809
Motor Vehicles – 0.25%		
Harley-Davidson, Inc.,		
2.3%, 4–1–08	1,348	1,348,000
TOTAL SHORT-TERM SECURITIES – 5.25%		$ 28,499,270
(Cost: $28,499,270)		
TOTAL INVESTMENT SECURITIES – 99.44%		$539,691,137
(Cost: $525,926,004)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.56%		3,020,240
NET ASSETS – 100.00%		$542,711,377

Notes to Schedule of Investments

  *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities valued in good faith by the Valuation Committee subject to the supervision of the Board of Trustees.

(C)Restricted security. At March 31, 2008, the following restricted security was owned:

Security	Acquisition Date	Shares	Cost	Market Value
MAXjet Airways, Inc.	6–8–07	1,129,023	$3,066,488	$2

The total market value of this restricted security represented approximately 0.00% of net assets at March 31, 2008.

(D)Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of this security amounted to 0.47% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY EUROPEAN OPPORTUNITIES FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $525,926) (Notes 1 and 3)	$539,691
Receivables:	
Dividends and interest.	2,950
Investment securities sold.	1,724
Fund shares sold.	1,153
Prepaid and other assets	32
Total assets	545,550

LIABILITIES

Payable to Fund shareholders	1,175
Payable for investment securities purchased	616
Accrued management fee (Note 2)	415
Accrued shareholder servicing (Note 2).	179
Due to custodian.	178
Accrued service fee (Note 2)	135
Accrued accounting services fee (Note 2)	8
Accrued administrative fee (Note 2)	4
Accrued distribution fee (Note 2)	2
Other.	127
Total liabilities.	2,839
Total net assets.	$542,711

NET ASSETS

Capital paid in (shares authorized – unlimited)	$510,171
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(57)
Accumulated undistributed net realized gain on	
investment transactions	18,781
Net unrealized appreciation in value of investments.	13,816
Net assets applicable to outstanding units of capital.	$542,711

Net asset value per share (net assets divided by shares outstanding):	
Class A	$34.70
Class B	$33.35
Class C	$33.49
Class E	$34.73
Class I.	$34.80
Class Y	$34.75
Advisor Class	$35.07
Capital shares outstanding:	
Class A	11,234
Class B	1,106
Class C	1,691
Class E	3
Class I.	1,523
Class Y	128
Advisor Class	52

See Notes to Financial Statements.

Statement of Operations

IVY EUROPEAN OPPORTUNITIES FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $1,166)	$ 16,457
Interest and amortization.	1,151
Total income	17,608
Expenses (Note 2):	
Investment management fee.	5,297
Shareholder servicing:	
Class A.	1,299
Class B.	165
Class C.	154
Class E.	—*
Class I	45
Class Y	7
Advisor Class	3
Service fee:	
Class A.	1,026
Class B.	131
Class C.	172
Class Y	13
Distribution fee:	
Class A.	58
Class B.	387
Class C.	505
Class E.	—*
Custodian fees.	251
Accounting services fee	107
Administrative fee	59
Audit fees.	23
Legal fees	8
Other	290
Total expenses	10,000
Net investment income	7,608

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	66,202
Realized net loss on foreign currency transactions	(317)
Realized net gain on investments	65,885
Unrealized depreciation in value of investments during the period	(105,031)
Net loss on investments	(39,146)
Net decrease in net assets resulting from operations	$(31,538)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY EUROPEAN OPPORTUNITIES FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 7,608	$ 3,038
Realized net gain on investments	65,885	42,154
Unrealized appreciation (depreciation)	(105,031)	38,366
Net increase (decrease) in net assets resulting from operations	(31,538)	83,558
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A.	(5,178)	(3,582)
Class B.	(201)	(171)
Class C.	(324)	(263)
Class E.	(1)	NA
Class I	(656)	NA
Class Y	(73)	(69)
Advisor Class	(34)	(33)
Realized gains on investment transactions:		
Class A.	(41,414)	(—)
Class B.	(5,059)	(—)
Class C.	(6,646)	(—)
Class E.	(10)	NA
Class I	(3,916)	NA
Class Y	(521)	(—)
Advisor Class	(201)	(—)
	(64,234)	(4,118)
Capital share transactions (Note 5)	123,754	99,354
Total increase	27,982	178,794
NET ASSETS		
Beginning of period.	514,729	335,935
End of period.	$542,711	$514,729
Undistributed net investment loss	$ (57)	$ (881)

(1)See "Financial Highlights" on pages 138 - 144.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period....	$40.58	$33.58	$28.31	$22.30	$19.89	$13.20
Income (loss) from investment operations:						
Net investment income (loss)	0.60	0.31	0.10	(0.03)	(0.03)	0.02
Net realized and unrealized gain (loss) on investments	(1.98)	7.11	5.37	6.05	2.44	6.71
Total from investment operations...........	(1.38)	7.42	5.47	6.02	2.41	6.73
Less distributions from:						
Net investment income	(0.50)	(0.42)	(0.20)	(0.01)	(0.00)	(0.04)
Capital gains	(4.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions........	(4.50)	(0.42)	(0.20)	(0.01)	(0.00)	(0.04)
Net asset value, end of period.........	$34.70	$40.58	$33.58	$28.31	$22.30	$19.89
Total return[1]	−4.52%	22.17%	19.41%	27.02%	12.12%	51.02%
Net assets, end of period (in millions)..........	$390	$389	$235	$170	$79	$38
Ratio of expenses to average net assets	1.58%	1.64%	1.72%	1.79%	1.72%[2]	2.26%
Ratio of net investment income (loss) to average net assets	1.43%	0.91%	0.35%	−0.07%	−0.61%[2]	0.18%
Portfolio turnover rate	65%	42%	62%	63%	31%	123%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND

Class B Shares

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$39.14	$32.40	$27.32	$21.66	$19.36	$12.93
Income (loss) from investment operations:						
Net investment income (loss)	0.27[1]	0.09	(0.11)	(0.17)	(0.09)	(0.07)
Net realized and unrealized gain (loss) on investments	(1.90)[1]	6.78	5.19	5.83	2.39	6.50
Total from investment operations	(1.63)	6.87	5.08	5.66	2.30	6.43
Less distributions from:						
Net investment income	(0.16)	(0.13)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(4.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(4.16)	(0.13)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$33.35	$39.14	$32.40	$27.32	$21.66	$19.36
Total return	–5.27%	21.24%	18.59%	26.13%	11.88%	49.73%
Net assets, end of period (in millions)	$37	$52	$44	$40	$32	$29
Ratio of expenses to average net assets	2.35%	2.40%	2.45%	2.53%	2.58%[2]	3.00%
Ratio of net investment income (loss) to average net assets	0.68%	0.27%	–0.30%	–0.73%	–1.57%[2]	–0.47%
Portfolio turnover rate	65%	42%	62%	63%	31%	123%

(1)Based on average weekly shares outstanding.

(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period....	$39.28	$32.52	$27.42	$21.74	$19.43	$12.98
Income (loss) from investment operations:						
Net investment income (loss)	0.32	0.12	(0.09)	(0.14)	(0.08)	(0.07)
Net realized and unrealized gain (loss) on investments	(1.91)	6.81	5.19	5.82	2.39	6.52
Total from investment operations...........	(1.59)	6.93	5.10	5.68	2.31	6.45
Less distributions from:						
Net investment income	(0.20)	(0.17)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(4.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(4.20)	(0.17)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.........	$33.49	$39.28	$32.52	$27.42	$21.74	$19.43
Total return	−5.16%	21.33%	18.60%	26.13%	11.89%	49.69%
Net assets, end of period (in millions).........	$57	$65	$51	$45	$27	$23
Ratio of expenses to average net assets	2.26%	2.32%	2.42%	2.51%	2.56%[1]	2.98%
Ratio of net investment income (loss) to average net assets	0.78%	0.32%	−0.29%	−0.79%	−1.54%[1]	−0.43%
Portfolio turnover rate	65%	42%	62%	63%	31%	123%

[1]Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND
Class E Shares[1]
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[2] through 03-31-08
Net asset value, beginning of period	$40.69
Income (loss) from investment operations:	
Net investment income	0.73
Net realized and unrealized loss on investments	(2.11)
Total from investment operations	(1.38)
Less distributions from:	
Net investment income	(0.58)
Capital gains	(4.00)
Total distributions	(4.58)
Net asset value, end of period	$34.73
Total return[3]	−4.52%
Net assets, end of period (in thousands)	$95
Ratio of expenses to average net assets	1.28%[4]
Ratio of net investment income to average net assets	1.78%[4]
Portfolio turnover rate	65%[5]

(1) See Note 5 to financial statements.
(2) Commencement of operations of the class.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 03-31-08
Net asset value, beginning of period	$40.73
Income (loss) from investment operations:	
Net investment income	0.35[2]
Net realized and unrealized loss on investments.....................	(1.61)[2]
Total from investment operations	(1.26)
Less distributions from:	
Net investment income	(0.67)
Capital gains	(4.00)
Total distributions	(4.67)
Net asset value, end of period	$34.80
Total return	−4.24%
Net assets, end of period (in millions)	$53
Ratio of expenses to average net assets.............................	1.17%[3]
Ratio of net investment income to average net assets	1.44%[3]
Portfolio turnover rate..	65%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the period from 7-24-03[1] to
	2008	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period. . . .	$40.61	$33.60	$28.33	$22.30	$19.89	$14.88
Income (loss) from investment operations:						
Net investment income (loss)	0.61	0.44	0.18	0.09	(0.02)	(0.04)
Net realized and unrealized gain (loss) on investments	(1.91)	7.05	5.34	6.00	2.43	5.12
Total from investment operations.	(1.30)	7.49	5.52	6.09	2.41	5.08
Less distributions from:						
Net investment income	(0.56)	(0.48)	(0.25)	(0.06)	(0.00)	(0.07)
Capital gains	(4.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(4.56)	(0.48)	(0.25)	(0.06)	(0.00)	(0.07)
Net asset value, end of period.	$34.75	$40.61	$33.60	$28.33	$22.30	$19.89
Total return	−4.33%	22.38%	19.60%	27.32%	12.12%	34.14%
Net assets, end of period (in millions).	$4	$7	$4	$4	$4	$3
Ratio of expenses to average net assets	1.41%	1.44%	1.55%	1.61%	1.75%[2]	1.51%[2]
Ratio of net investment income (loss) to average net assets	1.60%	1.14%	0.60%	0.53%	−0.71%[2]	−0.58%[2]
Portfolio turnover rate	65%	42%	62%	63%	31%	123%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY EUROPEAN OPPORTUNITIES FUND
Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period.....	$40.96	$33.88	$28.55	$22.48	$20.03	$13.34
Income (loss) from investment operations:						
Net investment income (loss)	0.92	0.94	0.35[2]	0.21	(0.01)	0.24
Net realized and unrealized gain (loss) on investments	(2.13)	6.73	5.32[2]	5.99	2.46	6.58
Total from investment operations...........	(1.21)	7.67	5.67	6.20	2.45	6.82
Less distributions from:						
Net investment income	(0.68)	(0.59)	(0.34)	(0.13)	(0.00)	(0.13)
Capital gains	(4.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.........	(4.68)	(0.59)	(0.34)	(0.13)	(0.00)	(0.13)
Net asset value, end of period.........	$35.07	$40.96	$33.88	$28.55	$22.48	$20.03
Total return	−4.12%	22.76%	20.00%	27.64%	12.23%	51.12%
Net assets, end of period (in millions)...........	$2	$2	$2	$4	$4	$4
Ratio of expenses to average net assets	1.15%	1.19%	1.25%	1.36%	1.41%[3]	1.96%
Ratio of net investment income (loss) to average net assets	1.94%	1.60%	1.13%	0.51%	−0.41%[3]	1.02%
Portfolio turnover rate	65%	42%	62%	63%	31%	123%

(1)See Note 5 to financial statements.
(2)Based on average shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Managers' Discussion of
Ivy International Balanced Fund

March 31, 2008




Ivy International Balanced Fund is subadvised by Templeton Investment Counsel, LLC.

Below, Michael Hasenstab and Edgerton Tucker Scott III, CFA, portfolio managers of the Ivy International Balanced Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Hasenstab has managed the Fund for two years and has 12 years of industry experience. Mr. Scott has managed the Fund since its inception and has 13 years of industry experience.

The Fund rose 2.84 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008. The Fund's equity benchmark, the MSCI AC World Excluding U.S.A. Index (an index that generally reflects the performance of international stock markets) increased 2.58 percent for the period. The Fund's international fixed-income benchmark, the J.P. Morgan Non-U.S. Government Bond Index (generally reflecting the performance of international government bonds), rose 22.19 percent. Multiple indexes are presented because the Fund invests in stocks, bonds and other instruments.

For the fiscal year, the Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (reflecting the performance of funds with similar objectives) fell 2.22 percent for the 12 months ended March 31, 2008.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar

During the past fiscal year, prices for oil and agricultural and industrial commodities, as well as precious metals like silver and gold, increased significantly and contributed to global inflation. While inflationary pressures remained a major concern within the euro-zone, the U.S. focused on reigniting its economy through fiscal and monetary policies. Despite possible further pressure to prices, since September the Federal Reserve Board (Fed) has reduced its federal funds target rate from 5.25 percent to 3 percent. The Fed's interest rate reductions pressured the U.S. dollar as other countries' central banks generally left rates unchanged, and the dollar's value declined against many of the world's currencies. The dollar's weakness was another reason for higher commodity prices, as most commodities are priced in U.S. dollars.

Weaker U.S. dollar boosted returns

Against this challenging economic backdrop, global equity markets were volatile, particularly in the second half of the period when few stocks escaped unscathed. A weaker currency contributed to boosting returns for U.S.-based investors of foreign equities. A slew of negative economic data and the outlook for decelerating corporate earnings and profit margins contrasted sharply with the relatively strong position of many corporate balance sheets. Although many financial institutions were hurt by their subprime loan exposure, abundant global liquidity sources, such as sovereign wealth funds, enabled the institutions to replenish their capital base during the period.

Energy, materials stocks didn't meet our value screen

In a volatile period for global equity markets, the equity portion of the Fund showed mixed results. Over the past 12 months, the energy and materials sectors were the best performers in the stock market, but the Fund's relatively lower weighting in these sectors detracted mildly from the Fund's relative performance.

Our strategy has always been to populate portfolios with stocks we consider undervalued, with a caveat that distinguishes our investment process: a time horizon (five-year target holding period) that exceeds that of most investors. Based on our forward-looking models for individual companies, the Fund's average weightings in the energy and materials sectors remained well below index weightings.

A near-term risk to the Fund is that relative performance could potentially lag if these sectors were favored strongly in the broader market, which was the case over the last fiscal year. While it is disappointing to underperform over any period, our valuation-driven work has indicated that better long-term opportunities may exist elsewhere (like media and telecom services, where the Fund maintained overweight positions relative to its benchmark).

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Sanofi-Aventis	France Telecom
BP p.l.c.	ING Groep N.V., Certicaaten Van Aandelen
Royal Bank of Scotland Group plc (The)	Adecco S.A.
France Telecom	Mega Financial Holding Company
ING Groep N.V., Certicaaten Van Aandelen	Samsung Electronics Co., Ltd.
GlaxoSmithKline plc	Sanofi-Aventis
Compass Group PLC	Vodafone Group Plc
Group 4 Securicor plc	Novartis AG, Registered Shares
Mega Financial Holding Company	GlaxoSmithKline plc
Vestas Wind Systems A/S	BP p.l.c.

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

While the Fund had minimal exposure to metals and mining stocks, which performed strongly, it was overweight in paper and forest products, which performed poorly during the period. In short, we believe these results underscore the patient approach associated with our investment process.

The consumer discretionary sector, which includes media, specialty retailers, auto parts manufacturers, and makers of household durable goods, is an area where our analysts have identified potentially rewarding long-term investment opportunities. This explains our relative overweight in this sector when compared to the index. This sector also negatively impacted the Fund's relative performance, as concern about the economy translated into a pessimistic outlook for the sector. However, we are confident about the longer-term prospects for the Fund's holdings. In fact, during this period we used price weakness as an opportunity to add to existing positions and initiate new positions.

The Fund's underweight in the financials sector has preserved relative performance since the credit contraction began last summer. We have continued to closely monitor banks and brokerages to identify underleveraged firms with minimal exposure to complex debt securities whose price weakness has been more reflective of sector trends than bottom-up value metrics. While selective companies do fit this profile, we have remained generally skeptical of future earnings sources for firms that we believe have long relied on financial engineering to manufacture profits, and mispriced leverage.

Industrials and telecom helped results

During the period, the Fund benefited from strong absolute and relative performance of its industrials and telecommunications services holdings. The Fund remained overweight in the telecommunications sector, on the basis of high free cash flow and broad exposure to many of the world's fastest growing consumer markets. While higher exposure to telecom companies benefited the Fund's relative performance, our stock selection within the industrials and telecom-services sectors contributed largely to the Fund's strong performance in these sectors.

Portfolio Characteristics	
As of March 31, 2008	
Average maturity	4.70 years
Effective duration	2.30 years
Weighted average bond rating	AA

A flight to quality, and Mexico

Shifting to the fixed income portion of the Fund, tensions in the bank sector and flight to quality drove Treasury yields lower in developed bond markets while financial market contagion pushed yields higher in peripheral bond markets. While economic activity was reasonably good outside of the U.S. this past fiscal year, we extended duration in countries such as Mexico and South Korea where we believed the market was too optimistic in its expectations for the economy to fully decouple from the events in the global credit market or the economic slowdown in the U.S. Overall, however, Fund positioning with respect to interest rates and duration broadly detracted from our results over the fiscal year because we were underweight in developed markets at the onset of the global credit shock.

Among non-dollar currencies, we think rebalancing of the global economy favors Asia. Also, in our view, peripheral European currencies have more attractive valuations than the euro, particularly relative to fundamentals. During the fiscal year, we added exposure to the yen and the Swiss franc since the currencies tend to perform well in rising environments of risk aversion and help reduce volatility.

Our outlook

Though conditions in financial markets remain strained and economic activity seems likely to slow in the near-term, we believe that the current dislocation in global equities should represent little more to the long-term investor than the periodic rebalancing of wayward market trends. Corporate earnings have begun to come under pressure; however, there are still a number of geographically diversified companies with strong brand equity and abundant debt-free capital that should be able to self-fund growth in difficult credit markets and emerge as leaders of the next market cycle. We are often (though not always) finding these opportunities among larger-capitalization, non-financial companies that we feel have the size and balance sheet strength to weather the latter stages of the current market cycle. In our view, these companies have the potential to return significant value to patient, long-term investors over the coming years. We aim to take advantage of market weakness to add to existing positions and will continue to look for what we feel are attractive valuations as opportunities arise amid shifts in the global economy.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Ivy International Balanced Fund, Class A Shares[1]	$23,159
— — —	MSCI AC World ex U.S.A Index	$25,031
– – – –	J.P. Morgan Non-U.S. Government Bond Index	$17,968
- - - - -	Lipper Mixed-Asset Target Allocation Growth Funds Universe Average.	$16,581



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]						
	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-08	–3.07%	–2.05%	2.14%	—	—	2.96%
5-year period ended 3-31-08	16.37%	—	—	—	—	—
10-year period ended 3-31-08	7.12%	—	—	—	—	—
Since inception of Class[3] through 3-31-08	—	10.67%	11.25%	—	—	12.25%
Cumulative return since inception of Class[3] through 3-31-08	—	—	—	–3.95%	2.99%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C, and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus International Balanced Fund merged into the Ivy International Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus International Balanced Fund Class A shares, restated to reflect current sales charges applicable to Ivy International Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy International Balanced Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY INTERNATIONAL BALANCED FUND

Portfolio Highlights

On March 31, 2008, Ivy International Balanced Fund had net assets totaling $364,666,739 invested in a diversified portfolio of:

60.76% Foreign Common Stocks

32.92% Other Government Securities

6.32% Cash and Cash Equivalents and Unrealized Gain on
        Open Forward Currency Contracts

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



	Europe	**$64.58**
	United Kingdom	$14.94
	Germany	$12.96
	Other Europe[1]	$10.80
	France	$10.22
	Switzerland	$ 5.21
	Sweden	$ 4.28
	Poland	$ 3.10
	Norway	$ 3.07
	Pacific Basin	**$24.48**
	South Korea	$ 6.06
	Taiwan	$ 4.85
	Japan	$ 4.66
	Other Pacific Basin[2]	$ 3.23
	Singapore	$ 2.95
	Malaysia	$ 2.73
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	**$ 6.32**
	North America[3]	**$ 2.70**
	Other[4]	**$ 1.92**

(1)Includes $0.76 Austria, $0.74 Belgium, $0.47 Denmark, $1.27 Finland, $0.34 Greece, $0.24 Ireland, $2.49 Italy, $2.87 Netherlands and $1.62 Spain.

(2)Includes $2.14 Australia, $0.38 China, $0.62 Hong Kong and $0.09 New Zealand.

(3)Includes $2.70 Mexico.

(4)Includes $0.09 Bermuda, $0.70 Cayman Islands, $0.83 Israel and $0.30 Supranational.

Sector Weightings



	Other Government Securities	$32.92
	Financial Services Stocks	$13.32
	Utilities Stocks	$ 9.09
	Technology Stocks	$ 8.58
	Miscellaneous Stocks[5]	$ 6.96
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 6.32
	Health Care Stocks	$ 4.49
	Business Equipment and Services Stocks .	$ 4.35
	Energy Stocks	$ 3.69
	Consumer Services Stocks	$ 3.60
	Consumer Durables Stocks	$ 3.59
	Retail Stocks	$ 3.09

(5)Includes $1.89 Capital Goods Stocks, $1.85 Consumer Nondurables Stocks, $0.62 Multi-Industry Stocks, $0.21 Raw Material Stocks, $1.80 Shelter Stocks and $0.59 Transportation Stocks.

The Investments of Ivy International Balanced Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Australia – 0.76%		
Downer EDI Limited (A)	481,443	$ 2,754,346
Austria – 0.73%		
Telekom Austria Aktiengesellschaft (A)	128,820	2,662,184
Belgium – 0.52%		
Belgacom SA (A)	42,790	1,894,917
Bermuda – 0.09%		
Invesco Ltd.	13,200	321,552
Cayman Islands – 0.70%		
ACE Limited	46,490	2,559,739
China – 0.38%		
China Telecom Corporation Limited (A)	1,848,000	1,158,762
China Telecom Corporation Limited (A)(B)	360,000	225,733
		1,384,495
Denmark – 0.47%		
Vestas Wind Systems A/S (A)*	15,630	1,707,473
Finland – 0.94%		
Stora Enso Oyj, Class R (A)	104,960	1,211,313
UPM-Kymmene Corporation (A)	124,110	2,204,319
		3,415,632
France – 7.20%		
AXA S.A. (A)	109,570	3,976,910
France Telecom (A)	220,724	7,422,398
Sanofi-Aventis (A)	69,548	5,217,665
Sanofi-Aventis (A)(C)	21,600	1,620,486
THOMSON (A)	286,940	1,993,237
TOTAL S.A. (A)	52,520	3,900,382
Vivendi Universal (A)	54,670	2,136,187
		26,267,265
Germany – 4.54%		
Bayerische Motoren Werke Aktiengesellschaft (A)	47,660	2,636,533
Deutsche Post AG (A)	70,260	2,149,696
Infineon Technologies AG (A)*	354,580	2,502,285
Munchener Ruckversicherungs-Gesellschaft		
Aktiengesellschaft, Registered Shares (A)	17,210	3,369,129
SAP Aktiengesellschaft (A)	63,190	3,132,514
Siemens AG (A)	25,310	2,764,716
		16,554,873

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Balanced Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Hong Kong – 0.62%		
Hutchison Whampoa Limited, Ordinary Shares (A)	239,000	$ 2,261,742
Israel – 0.83%		
Check Point Software Technologies Ltd.*	135,710	3,034,476
Italy – 1.98%		
Eni S.p.A. (A)	83,858	2,859,653
Mediaset S.p.A. (A)	341,234	3,156,930
UniCredit S.p.A. (A)	179,693	1,202,852
		7,219,435
Japan – 4.66%		
AIFUL Corporation (A)	54,200	870,528
Kabushiki Kaisha Mitsubishi Tokyo Financial		
Group (A)	321,000	2,769,462
Konica Minolta Holdings, Inc. (A)	76,500	1,039,135
NGK SPARK PLUG CO., LTD. (A)	207,000	2,691,332
Promise Co., Ltd. (A)	46,200	1,327,879
Sony Corporation (A)	61,500	2,449,388
Toyota Motor Corporation (A).	35,400	1,765,028
USS Co., Ltd. (A)	58,990	4,083,377
		16,996,129
Netherlands – 2.87%		
ING Groep N.V., Certicaaten Van Aandelen (A)	156,530	5,861,751
Koninklijke Philips Electronics N.V., Ordinary		
Shares (A).	40,460	1,547,727
Reed Elsevier NV (A).	159,231	3,036,754
		10,446,232
Norway – 1.01%		
Norske Skogindustrier ASA (A)	163,411	569,589
Telenor ASA (A)	163,300	3,126,602
		3,696,191
Singapore – 1.93%		
DBS Group Holdings Ltd (A)	33,000	431,545
Flextronics International Ltd.*.	237,690	2,227,155
Singapore Telecommunications Limited (A)	931,000	2,644,637
Venture Corporation Limited (A)	226,000	1,730,568
		7,033,905
South Korea – 2.37%		
KT Corporation, ADR.	48,730	1,157,338
Kookmin Bank, ADR	16,440	921,462
Samsung Electronics Co., Ltd. (A)	8,435	5,306,210
Samsung Electronics Co., Ltd., GDR (B).	4,010	1,261,287
		8,646,297

See Notes to Schedule of Investments on page 160.

COMMON STOCKS (Continued)	Shares	Value
Spain – 1.62%		
Gamesa Corporacion Tecnologica, S.A. (A)	53,110	$ 2,423,200
Telefonica, S.A., ADR.	40,135	3,472,079
Telefonica, S.A., Brazilian Depositary Receipts (A).	569	16,214
		5,911,493
Sweden – 1.54%		
Securitas AB, Class B (A)	105,270	1,390,761
Securitas Systems AB, Class B (A).	432,360	1,258,838
Telefonaktiebolaget LM Ericsson, B Shares (A)	1,502,130	2,947,708
		5,597,307
Switzerland – 5.21%		
Adecco S.A. (A)	92,830	5,360,790
Lonza Group Ltd, Registered Shares (A)	5,800	769,167
Nestle S.A., Registered Shares (A)	7,930	3,962,604
Novartis AG, Registered Shares (A)	93,980	4,816,818
Swiss Reinsurance Company, Registered Shares (A) . .	26,800	2,341,053
UBS AG (A)	60,150	1,747,990
		18,998,422
Taiwan – 4.85%		
Chunghwa Telecom Co., Ltd., ADR	159,657	4,154,275
Compal Electronics Inc., GDR.	55,072	264,213
Compal Electronics Inc., GDR (B)	134,498	645,268
Lite-On Technology Corporation (A)	343,233	399,391
Lite-On Technology Corporation, GDR (A)	259,308	3,017,334
Mega Financial Holding Company (A).	6,790,000	5,330,618
Taiwan Semiconductor Manufacturing		
Company Ltd. (A)	1,874,000	3,892,408
		17,703,507
Thailand – 0.00%		
Advanced Info Service Public Company Limited (A)	3,000	**9,528**
United Kingdom – 14.94%		
Aviva plc (A)	296,630	3,635,244
BAE Systems plc (A)	93,350	899,003
BP p.l.c. (A).	424,390	4,312,376
British Sky Broadcasting Group plc (A)	230,870	2,549,847
Compass Group PLC (A).	560,920	3,587,363
GlaxoSmithKline plc (A).	222,200	4,700,919
Group 4 Securicor plc (A)	897,590	4,057,120
HBOS plc (A)	156,420	1,738,448
HSBC Holdings plc (A).	190,630	3,140,153
Kingfisher plc (A)	914,860	2,396,680
Old Mutual plc (A)	1,645,380	3,608,361

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Balanced Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
Pearson plc (A)	167,620	$ 2,267,113
Persimmon plc (A)	169,640	2,575,557
Rentokil Initial plc (A)	376,520	726,707
Royal Bank of Scotland Group plc (The) (A)	557,470	3,731,255
Royal Dutch Shell plc, Class B (A)	71,241	2,397,935
Unilever PLC (A)	52,092	1,756,491
Vodafone Group Plc (A)	1,678,587	5,027,068
Vodafone Group Plc, ADR	6,590	194,471
tesco plc (A)	157,950	1,188,065
		54,490,176
TOTAL COMMON STOCKS – 60.76%		**$221,567,316**
(Cost: $215,053,951)		

OTHER GOVERNMENT SECURITIES

Australia – 1.38%		
New South Wales Treasury Corporation,		
6.0%, 5–1–12 (D)	AUD4,600	4,075,516
Queensland Treasury Corporation,		
6.0%, 7–14–09 (D)	1,050	949,754
		5,025,270
Austria – 0.03%		
Republic of Austria,		
4.0%, 7–15–09 (D)	EUR70	**110,816**
Belgium – 0.22%		
Belgium Government Bonds:		
7.5%, 7–29–08 (D)	405	646,126
5.0%, 9–28–12 (D)	100	164,888
		811,014
Finland – 0.33%		
Finland Government Bonds:		
3.0%, 7–4–08 (D)	400	629,766
5.0%, 4–25–09 (D)	60	95,876
5.75%, 2–23–11 (D)	280	466,740
		1,192,382

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Balanced Fund

March 31, 2008

OTHER GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
France – 3.02%		
France O.A.T.,		
4.25%, 10–25–17 (D)	EUR6,920	$ 11,018,653
Germany – 8.42%		
Deutsche Bundesrepublik,		
5.0%, 7–4–11 (D)	170	279,806
KfW, Frankfurt/Main, Federal Republic of Germany:		
2.0%, 2–27–09 (D)	CHF3,100	3,096,466
3.0%, 12–4–09 (D)	3,100	3,131,893
0.6575%, 8–8–11 (D)(E).	JPY2,410,000	24,179,544
		$ 30,687,709
Greece – 0.34%		
Hellenic Republic Government Bond,		
2.125%, 4–10–09 (D)	CHF1,250	1,245,747
Ireland – 0.24%		
Ireland Government Bond,		
5.0%, 4–18–13 (D)	EUR540	895,607
Italy – 0.51%		
Italian Republic Government Bond,		
3.5%, 9–25–08 (D)	CHF1,850	1,867,336
Malaysia – 2.73%		
Bank Negara Monetary Note,		
0.0%, 9–23–08 (D)	MYR4,530	1,394,070
Malaysian Government Bonds:		
7.0%, 3–15–09 (D)	580	187,405
3.756%, 4–28–11 (D)	8,550	2,697,218
3.461%, 7–31–13 (D)	12,435	3,871,886
3.814%, 2–15–17 (D)	1,955	610,980
4.24%, 2–7–18 (D)	3,750	1,207,981
		9,969,540
Mexico – 2.70%		
United Mexican States Government Bonds:		
8.0%, 12–19–13 (D)	MXN34,000	3,283,155
7.25%, 12–15–16 (D)	35,000	3,250,147
10.0%, 12–5–24 (D)	28,500	3,298,076
		9,831,378

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Balanced Fund

March 31, 2008

OTHER GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
New Zealand – 0.09%		
New Zealand Government Bond,		
6.0%, 11–15–11 (D)	NZD410	$ 317,794
Norway – 2.06%		
Norway Government Bond,		
5.5%, 5–15–09 (D)	NOK36,280	7,153,173
Norway Treasury Bills:		
0.0%, 6–18–08 (D)	370	71,907
0.0%, 9–17–08 (D)	1,550	297,609
		7,522,689
Poland – 3.10%		
Poland Government Bonds:		
5.75%, 6–24–08 (D)	1,200	538,487
6.0%, 5–24–09 (D)	PLN9,425	4,218,301
6.25%, 10–24–15 (D)	3,250	1,476,615
5.75%, 9–23–22 (D)	11,570	5,074,337
		11,307,740
Singapore – 1.02%		
Singapore Government Bond,		
4.375%, 1–15–09 (D)	SGD5,000	3,729,616
South Korea – 3.69%		
South Korea Treasury Bonds:		
4.75%, 6–10–09 (D)	KRW1,100,000	1,105,949
5.25%, 9–10–12 (D)	4,100,000	4,160,630
5.5%, 9–10–17 (D)	4,000,000	4,106,500
5.25%, 3–10–27 (D)	4,053,000	4,069,603
		13,442,682
Supranational – 0.30%		
European Investment Bank,		
0.7512%, 9–21–11 (D)(E).	JPY110,000	1,103,381
Sweden – 2.74%		
Sweden Government Bond,		
5.0%, 1–28–09 (D)	SEK51,100	8,655,055
Sweden Treasury Bills:		
0.0%, 6–18–08 (D)	4,000	667,630
0.0%, 9–17–08 (D)	4,000	660,995
		9,983,680
TOTAL OTHER GOVERNMENT SECURITIES – 32.92%		**$120,063,034**
(Cost: $109,637,919)		

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Balanced Fund

March 31, 2008

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.77%	Face Amount in Thousands	Value
Mexican Peso, 2–11–09 (Short) (D)	MXN105,500	$ (164,135)
South Korean Won, 2–13–09 (Short) (D)	KRW9,182,050	361,948
South Korean Won, 2–25–09 (Short) (D)	512,950	21,871
South Korean Won, 2–27–09 (Short) (D)	521,021	22,806
South Korean Won, 3–27–09 (Short) (D)	1,100,000	9,765
South Korean Won, 3–4–09 (Short) (D)	518,210	25,636
Swedish Krona, 11–12–08 (Long) (D)	SEK124,600	1,777,186
Swiss Franc, 2–11–09 (Long) (D)	CHF7,723	751,104
Swiss Franc, 3–27–09 (Long) (D)	1,136	16,202
		$ 2,822,383

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Motor Vehicles – 1.37%		
Harley-Davidson Funding Corp.,		
2.15%, 5–2–08	$5,000	**4,990,743**
Forest and Paper Products – 2.48%		
Sonoco Products Co.,		
3.55%, 4–1–08	9,039	**9,039,000**
TOTAL SHORT-TERM SECURITIES – 3.85%		**$ 14,029,743**
(Cost: $14,029,743)		
TOTAL INVESTMENT SECURITIES – 98.30%		**$358,482,476**
(Cost: $338,721,613)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.70%		**6,184,263**
NET ASSETS – 100.00%		**$364,666,739**

See Notes to Schedule of Investments on page 160.

The Investments of Ivy International Balanced Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $2,132,288, or 0.58% of net assets.

(C) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of this security amounted to 0.44% of net assets.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, CHF – Swiss Franc, EUR – Euro, JPY – Japanese Yen, KRW – South Korean Won, MYR – Malaysian Ringgit, MXN – Mexician Peso, NOK – Norwegian Krone, NZD – New Zealand Dollar, PLN – Polish Zloty, SEK – Swedish Krona, SGD – Singapore Dollar).

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY INTERNATIONAL BALANCED FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $338,722) (Notes 1 and 3)	$358,482
Cash denominated in foreign currencies (cost – $999)	1,087
Receivables:	
Dividends and interest	3,197
Investment securities sold	2,533
Fund shares sold	1,190
Prepaid and other assets	28
Total assets	366,517

LIABILITIES

Payable to investment securities purchased	818
Payable to Fund shareholders	459
Accrued management fee (Note 2)	212
Due to custodian	131
Accrued shareholder servicing (Note 2)	87
Accrued service fee (Note 2)	70
Accrued accounting services fee (Note 2)	11
Accrued distribution fee (Note 2)	1
Other	61
Total liabilities	1,850
Total net assets	$364,667

NET ASSETS

Capital paid in (shares authorized – unlimited)	$335,194
Accumulated undistributed income:	
Accumulated undistributed net investment income	3,686
Accumulated undistributed net realized gain on investment transactions	5,819
Net unrealized appreciation in value of investments	19,968
Net assets applicable to outstanding units of capital	$364,667

Net asset value per share (net assets divided by shares outstanding):

Class A	$16.36
Class B	$16.31
Class C	$16.33
Class E	$16.33
Class I	$16.38
Class Y	$16.38

Capital shares outstanding:

Class A	15,887
Class B	806
Class C	2,588
Class E	47
Class I	2,752
Class Y	209

See Notes to Financial Statements.

Statement of Operations

IVY INTERNATIONAL BALANCED FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $748)	$ 7,148
Interest and amortization (net of foreign withholding taxes of $35)	4,136
Total income	11,284

Expenses (Note 2):

Investment management fee	2,324
Shareholder servicing:	
Class A	609
Class B	57
Class C	80
Class E	5
Class I	35
Class Y	4
Service fee:	
Class A	565
Class B	33
Class C	96
Class Y	5
Distribution fee:	
Class A	72
Class B	99
Class C	289
Class E	1
Custodian fees	123
Accounting services fee	113
Audit fees	16
Legal fees	5
Other	182
Total expenses	4,713
Net investment income	6,571

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	11,356
Realized net gain on foreign currency transactions	6,401
Realized net gain on investments	17,757
Unrealized depreciation in value of securities during the period	(20,845)
Unrealized appreciation in value of forward currency contracts	
during the period	2,822
Unrealized depreciation in value of investments during the period	(18,023)
Net loss on investments	(266)
Net increase in net assets resulting from operations	$ 6,305

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY INTERNATIONAL BALANCED FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 6,571	$ 2,622
Realized net gain on investments	17,757	8,507
Unrealized appreciation (depreciation)	(18,023)	19,022
Net increase in net assets resulting from operations	6,305	30,151
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(8,021)	(4,320)
Class B	(300)	(158)
Class C	(979)	(332)
Class E	(12)	NA
Class I	(888)	NA
Class Y	(66)	(28)
Realized gains on investment transactions:		
Class A	(6,161)	(5,577)
Class B	(324)	(387)
Class C	(1,037)	(669)
Class E	(13)	NA
Class I	(766)	NA
Class Y	(51)	(38)
	(18,618)	(11,509)
Capital share transactions (Note 5)	98,036	132,436
Total increase	85,723	151,078
NET ASSETS		
Beginning of period	278,944	127,866
End of period	$364,667	$278,944
Undistributed net investment income	$ 3,686	$ 980

(1)See "Financial Highlights" on pages 164 - 169.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 9-30-03
	2008	2007	2006	2005		
Net asset value, beginning of period.......	$16.81	$15.15	$14.63	$13.07	$11.33	$ 8.72
Income from investment operations:						
Net investment income....	0.37	0.24[1]	0.29	0.22	0.09	0.21
Net realized and unrealized gain on investments	0.14	2.36[1]	1.14	1.69	1.83	2.40
Total from investment operations..............	0.51	2.60	1.43	1.91	1.92	2.61
Less distributions from:						
Net investment income....	(0.55)	(0.43)	(0.36)	(0.28)	(0.18)	(0.00)
Capital gains	(0.41)	(0.51)	(0.55)	(0.07)	(0.00)	(0.00)
Total distributions...........	(0.96)	(0.94)	(0.91)	(0.35)	(0.18)	(0.00)
Net asset value, end of period...........	$16.36	$16.81	$15.15	$14.63	$13.07	$11.33
Total return[2]	2.84%	17.48%	10.14%	14.81%	17.05%	29.93%
Net assets, end of period (in millions).............	$260	$235	$112	$97	$60	$46
Ratio of expenses to average net assets including reimbursement	1.33%	1.38%	1.45%	1.42%	1.54%[3][4]	1.67%
Ratio of net investment income to average net assets including reimbursement ..	2.11%	1.52%	1.94%	1.71%	1.43%[3][4]	2.06%
Ratio of expenses to average net assets excluding reimbursement	1.33%[5]	1.38%[5]	1.45%[5]	1.42%[5]	1.60%[3][4]	1.71%
Ratio of net investment income to average net assets excluding reimbursement ..	2.11%[5]	1.52%[5]	1.94%[5]	1.71%[5]	1.37%[3][4]	2.02%
Portfolio turnover rate	24%	22%	27%	16%	15%	39%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of merger. Actual expenses that applied to Class A shareholders were lower than shown above.
(5)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

		For the fiscal year ended March 31,			For the period from 12-8-03[1] to
	2008	**2007**	**2006**	**2005**	**3-31-04**
Net asset value, beginning of period	$16.77	$15.11	$14.59	$13.04	$12.34
Income from investment operations:					
Net investment income	0.20	0.07[2]	0.08	0.03[2]	0.19
Net realized and unrealized gain on investments.	0.14	2.37[2]	1.18	1.70[2]	0.69
Total from investment operations	0.34	2.44	1.26	1.73	0.88
Less distributions from:					
Net investment income	(0.39)	(0.27)	(0.19)	(0.11)	(0.18)
Capital gains	(0.41)	(0.51)	(0.55)	(0.07)	(0.00)
Total distributions	(0.80)	(0.78)	(0.74)	(0.18)	(0.18)
Net asset value, end of period	$16.31	$16.77	$15.11	$14.59	$13.04
Total return	1.85%	16.38%	8.93%	13.37%	7.18%
Net assets, end of period (in thousands)	$13,152	$12,056	$5,548	$3,049	$225
Ratio of expenses to average net assets	2.28%	2.35%	2.59%	2.64%	3.01%[3]
Ratio of net investment income to average net assets	1.15%	0.46%	0.73%	0.20%	1.09%[3]
Portfolio turnover rate	24%	22%	27%	16%	15%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the fiscal year ended March 31, | | | | For the period from 12-8-03[1] to |
	2008	**2007**	**2006**	**2005**	**3-31-04**
Net asset value, beginning of period	$16.78	$15.12	$14.60	$13.04	$12.34
Income from investment operations:					
Net investment income	0.24	0.11[2]	0.11	0.07[2]	0.19
Net realized and unrealized gain on investments.	0.15	2.37[2]	1.19	1.69[2]	0.69
Total from investment operations	0.39	2.48	1.30	1.76	0.88
Less distributions from:					
Net investment income	(0.43)	(0.31)	(0.23)	(0.13)	(0.18)
Capital gains	(0.41)	(0.51)	(0.55)	(0.07)	(0.00)
Total distributions	(0.84)	(0.82)	(0.78)	(0.20)	(0.18)
Net asset value, end of period	$16.33	$16.78	$15.12	$14.60	$13.04
Total return	2.14%	16.64%	9.21%	13.58%	7.18%
Net assets, end of period (in thousands)	$42,246	$29,921	$9,422	$3,968	$307
Ratio of expenses to average net assets	2.04%	2.12%	2.29%	2.44%	2.86%[3]
Ratio of net investment income to average net assets	1.34%	0.70%	0.98%	0.44%	1.13%[3]
Portfolio turnover rate	24%	22%	27%	16%	15%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$16.85
Income from investment operations:	
Net investment income	0.17[2]
Net realized and unrealized gain on investments	0.18[2]
Total from investment operations	0.35
Less distributions from:	
Net investment income	(0.46)
Capital gains	(0.41)
Total distributions	(0.87)
Net asset value, end of period	$16.33
Total return[3]	1.92%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	2.23%[4]
Ratio of net investment income to average net assets	1.00%[4]
Portfolio turnover rate	24%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$16.86
Income from investment operations:	
Net investment income	0.30[2]
Net realized and unrealized gain on investments	0.23[2]
Total from investment operations	0.53
Less distributions from:	
Net investment income	(0.60)
Capital gains	(0.41)
Total distributions	(1.01)
Net asset value, end of period	$16.38
Total return	2.99%
Net assets, end of period (in millions)	$45
Ratio of expenses to average net assets	0.98%[3]
Ratio of net investment income to average net assets	2.14%[3]
Portfolio turnover rate	24%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL BALANCED FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	**2007**	**2006**	**2005**	
Net asset value, beginning of period	$16.82	$15.15	$14.63	$13.07	$12.34
Income from investment operations:					
Net investment income	0.39	0.25[2]	0.29[2]	0.24[2]	0.21
Net realized and unrealized gain on investments.	0.14	2.37[2]	1.14[2]	1.67[2]	0.70
Total from investment operations	0.53	2.62	1.43	1.91	0.91
Less distributions from:					
Net investment income	(0.56)	(0.44)	(0.36)	(0.28)	(0.18)
Capital gains	(0.41)	(0.51)	(0.55)	(0.07)	(0.00)
Total distributions	(0.97)	(0.95)	(0.91)	(0.35)	(0.18)
Net asset value, end of period.	$16.38	$16.82	$15.15	$14.63	$13.07
Total return	2.96%	17.61%	10.18%	14.84%	7.47%
Net assets, end of period (in thousands)	$3,433	$1,665	$662	$397	$185
Ratio of expenses to average net assets	1.26%	1.24%	1.41%	1.40%	1.79%[3]
Ratio of net investment income to average net assets	2.06%	1.64%	1.99%	1.72%	2.00%[3]
Portfolio turnover rate	24%	22%	27%	16%	15%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Managers' Discussion of Ivy International Core Equity Fund

March 31, 2008




Below, John C. Maxwell, CFA, and Thomas A. Mengel, portfolio managers of the Ivy International Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Maxwell has managed the Fund for two years and has 15 years of industry experience. Mr. Mengel has managed the Fund for five years and has 21 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 5.39 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008, outpacing its benchmark. The MSCI EAFE Index (Europe, Australia, Far East – an index that generally reflects the performance of the international securities markets) fell 2.70 percent for the period. The Lipper International Large-Cap Core Funds Universe Average (reflecting the performance of funds with similar objectives) declined 1.39 percent for the fiscal year. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Strong stocks in the right sectors drove performance

The driver of our outperformance last year was stock selection. Our stock selection was strongest in telecom services, energy, materials and consumer staples. These sectors were four of the five best performing sectors last year and the Fund outpaced the index in each. Consumer discretionary and utilities were two sectors where we underperformed. Consumer discretionary was one of the worst performers, and we were overweight. The utilities sector was another underperformer and an area in which we were significantly underweight.

We manage the Fund more around sectors than countries, so the countries that fared well generally had exposure to the stronger sectors mentioned above. Our best-performing market was Switzerland, where we were overweight and significantly outperformed a better-than-average market. During the fiscal year, we had about 7 percent of assets invested in emerging markets – these stocks provided solid performance versus the benchmark. The worst-performing large market in the index was Japan, and fortunately we were underweight. However, the Japanese stocks we held performed slightly below the index. Our Japanese holdings focused on the consumer discretionary, industrial and information technology sectors – all were below average performers.

Steady results in a volatile year

Our performance this past fiscal year benefited greatly from our move to stable growth stocks, which we started in the second quarter of fiscal year 2007. Having a growth versus value tilt helped a great deal last year as the international growth index beat value by nearly 900 basis points. Value stocks had been supported by a huge leverage buyout cycle which peaked in the spring. By fall almost no deals were announced and previously announced deals often fell apart driven by the high cost of borrowing. Interest rate spreads on high yielding international corporate bonds moved from 200 basis points in April to 400 basis points at the end of summer and peaked at over 800 basis points in early March 2008. Our emphasis on higher quality growth rather than value stocks helped us have steady performance ahead of the market and our peers – each quarter during the last fiscal year.

Up until mid-November, we stayed on the offense, running low levels of cash and having above-average exposure to securities leveraged to a rising market. In November we began raising cash and reduced the beta of the fund. Our reasoning was that despite large efforts by assorted central banks it was becoming increasingly clear that the subprime contagion was large and spreading.

Even the overnight lending (money market) market was not functioning properly. Financial institutions lacked the confidence to borrow from one another.

In addition to subprime there were other issues. The U.S. economy was on a slowing trajectory and likely entered recession in the March 2008 quarter. With its heavy U.S. consumer-related exports, we feel the already fragile Japanese market is also likely to enter a recession. While Europe has seemed stronger, a number of markets like the UK and Spain are slowing and could follow the U.S. into a recession. At the same time the emerging world continued to see higher and higher inflation, linked to rising energy and food prices. During the third quarter of the fiscal year oil hit the $100/barrel level and moved to as much as $112 a barrel in the first calendar quarter of 2008.

We maintained a defensive approach until mid March. Then we cut our cash position by half to less than 5 percent of assets. Generally speaking we were purchasing stocks with economic sensitivity that had been hit hard in the recent sell off. Why the change? Basically the unusually aggressive nature of the U.S. Federal Reserve made us feel that they and other central bankers as well as governments and private institutions are going to go to great lengths to halt the credit crisis. The Fed's assistance in the bailing out of The Bear Stearns Companies, Inc. after cutting rates 300 basis points in six months were the actions that encouraged us to become a little more aggressive. Since

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
BAE Systems plc	Nestle S.A., Registered Shares
TOTAL S.A.	Svenska Cellulosa Aktiebolaget SCA (publ), Class B
Siemens AG	Heineken N.V.
Nestle S.A., Registered Shares	Nintendo Co., Ltd.
Toyota Motor Corporation	BAE Systems plc
Vivendi Universal	Roche Holdings AG, Genussschein
Heineken N.V.	Telefonica, S.A.
Petroleo Brasileiro S.A. – Petrobras, ADR	Mitsubishi Electric Corporation
Prudential plc	Vodafone Group Plc
L'Oreal	Fresenius AG

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

mid March spreads on risky loans have stabilized or improved. In the case of international high yield bonds, spreads have narrowed by 100 basis points to the mid 700's.

Focus on cash flow strength

As we enter next year, we feel the Fund is defensively positioned through overweights in consumer staples, non-pharmaceutical health care, and wireless telecom services and underweights in basic materials and financials. In general, many of the companies we own possess better than average cash generation as compared to their competitors. From a thematic standpoint we are overweight companies that generally benefit from the following two themes:

1) the strengthening emerging markets' consumers and
2) large investments in infrastructure globally – most particularly energy related.

Our ideal stock is of a company exposed to one of two themes: a company that is experiencing solid sales growth, and has a strong balance sheet and generates significant cash. Up until March our primary emphasis has been stable and secular growth stocks. Our most recent purchases include a balance of value stocks with some economic sensitivity.

Our outlook

We are not sounding the all clear signal; as discussed above, we believe a lot of issues remain. However, we believe many of the

issues are discounted at current equity prices. We do believe there is a good chance that global growth will at least stabilize in the back half of the calendar year and we are currently moving the Fund in this direction. The risk continues that the recession is deep and we will be monitoring for signs that this is the case.

If we could only monitor one thing right now it would be credit spreads. They are wide due to concerns about the subprime contagion spreading further and slowing economies. If spreads stabilize and narrow – which we think is increasingly likely – then we feel the aggressive actions by the Fed and other central bankers will flow through to the global economy and markets.

Emerging markets inflation is next on our list of concerns to monitor. This is a big issue particularly since the price inflation is greatest in everyday items like energy and food. In some less developed countries food and energy can represent as much as 50 percent of purchased goods.

In the longer term, we believe that the foundation for the global economic expansion and longer term bull market is the free flow of money and goods around the world. If credit conditions stabilize and improve so should money flows, in our opinion. Global trade seems solidly open, but food prices are causing some countries to cease exports in an effort to address shortages at home – we are keeping a close eye on these developments.

Comparison of Change in Value of $10,000 Investment

———	Ivy International Core Equity Fund, Class A Shares[1].	$19,780
— — —	MSCI EAFE Index (with net dividends).	$17,421
- - - - -	Lipper International Large-Cap Core Funds Universe Average	$16,897



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-08	–0.67%	0.70%	4.68%	—	—	5.50%
5-year period ended 3-31-08	20.86%	21.20%	21.34%	—	—	—
10-year period ended 3-31-08	6.19%	5.75%	5.75%	—	—	—
Since inception of Class[3] through 3-31-08	—	—	—	—	—	20.50%
Cumulative return since inception of Class[3] through 3-31-08	—	—	—	–1.32%	5.83%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.**

(3) 4-2-07 for Class E and Class I shares, and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF
IVY INTERNATIONAL CORE EQUITY FUND

Portfolio Highlights

On March 31, 2008, Ivy International Core Equity Fund had net assets totaling $317,158,871 invested in a diversified portfolio of:

90.72%	Foreign Common Stocks
6.00%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
3.28%	Foreign Preferred Stocks

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



	Europe	**$66.50**
	United Kingdom	$18.12
	Germany	$10.59
	Switzerland	$ 9.69
	France	$ 8.55
	Sweden	$ 6.22
	Other Europe[1]	$ 6.03
	Norway	$ 4.67
	Netherlands	$ 2.63
	Pacific Basin	**$24.72**
	Japan	$14.29
	Other Pacific Basin[2]	$ 6.88
	Hong Kong	$ 3.55
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	**$ 6.00**
	Other[3]	**$ 2.78**

(1)Includes $1.26 Finland, $1.42 Ireland, $1.48 Italy and $1.87 Spain.

(2)Includes $1.67 Australia, $2.22 China and $2.99 Singapore.

(3)Includes $1.52 Brazil and $1.26 Canada.

Sector Weightings



■	Financial Services Stocks	$12.09
■	Consumer Nondurables Stocks	$10.97
■	Capital Goods Stocks.	$10.75
■	Utilities Stocks	$ 9.98
■	Miscellaneous Stocks[4]	$ 7.63
■	Business Equipment and Services Stocks .	$ 6.88
■	Health Care Stocks	$ 6.28
■	Raw Materials Stocks.	$ 6.13
□	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 6.00
■	Shelter Stocks	$ 5.62
■	Technology Stocks	$ 5.14
■	Consumer Durables Stocks	$ 4.76
■	Energy Stocks	$ 4.30
■	Transportation Stocks.	$ 3.47

(4)Includes $2.75 Consumer Services Stocks, $2.44 Multi-Industry Stocks and $2.44 Retail Stocks.

The Investments of Ivy International Core Equity Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Australia – 1.67%		
Telstra Corporation Limited (A)	1,319,260	$ 5,304,963
Brazil – 1.52%		
Petroleo Brasileiro S.A. – Petrobras, ADR	47,150	4,814,487
Canada – 1.26%		
Shoppers Drug Mart Corporation (A).	79,150	4,005,116
China – 2.22%		
China Mobile Limited (A)	229,500	3,414,788
SINA Corporation*	103,030	3,630,777
		7,045,565
Finland – 1.26%		
Nokia OYJ (A).	126,620	4,006,038
France – 8.55%		
ALSTOM (A).	17,330	3,757,054
AXA S.A. (A).	136,610	4,958,343
Publicis Groupe S.A. (A).	113,600	4,340,190
TOTAL S.A. (A).	73,620	5,467,367
VINCI (A)	62,870	4,544,951
Vivendi Universal (A)	103,260	4,034,804
		27,102,709
Germany – 7.31%		
Bayer Aktiengesellschaft (A)	61,420	4,925,934
Beiersdorf Aktiengesellschaft (A).	56,560	4,743,321
Commerzbank Aktiengesellschaft (A)	168,750	5,312,318
Deutsche Borse AG (A)	27,030	4,381,317
Siemens AG (A)	34,890	3,811,179
		23,174,069
Hong Kong – 3.55%		
CNOOC Limited (A)	2,266,000	3,348,345
Cheung Kong (Holdings) Limited (A)	333,000	4,728,017
Hutchison Whampoa Limited, Ordinary Shares (A) . . .	336,000	3,179,688
		11,256,050
Ireland – 1.42%		
Allied Irish Banks, p.l.c. (A).	212,790	4,505,003
Italy – 1.48%		
UniCredit S.p.A. (A)	699,962	4,685,497

See Notes to Schedule of Investments on page 179.

The Investments of Ivy International Core Equity Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Japan – 14.29%		
Central Japan Railway Company (A)	370	$ 3,823,234
Chiyoda Corporation (A)	477,000	4,330,708
JGC Corporation (A)	278,000	4,244,743
KDDI CORPORATION (A)	610	3,726,826
Mitsubishi Electric Corporation (A)	667,000	5,767,998
Mitsui Fudosan Co., Ltd. (A)	212,000	4,208,949
Nintendo Co., Ltd. (A)	12,600	6,497,191
Nissin Kogyo Co., Ltd. (A)	234,000	4,138,664
Suzuki Motor Corporation (A)	205,700	5,189,963
Toyota Motor Corporation (A).	68,300	3,405,407
		45,333,683
Netherlands – 2.63%		
Heineken N.V. (A)	143,740	**8,348,770**
Norway – 4.67%		
Aker Kvaerner ASA (A)	148,440	3,381,354
Cermaq ASA (A)	271,100	3,433,768
Orkla ASA (A).	360,600	4,567,381
Songa Offshore ASA (A)*	257,080	3,432,883
		14,815,386
Singapore – 2.99%		
DBS Group Holdings Ltd (A)	429,000	5,610,084
Singapore Telecommunications Limited (A)	1,357,000	3,854,750
		9,464,834
Spain – 1.87%		
Telefonica, S.A. (A)	206,590	**5,936,026**
Sweden – 6.22%		
Atlas Copco AB, Class A (A)*	227,650	3,888,768
Elekta AB (publ), B Shares (A)	186,660	3,219,982
H & M Hennes & Mauritz AB (A)	60,980	3,745,921
Svenska Cellulosa Aktiebolaget SCA (publ),		
Class B (A)	487,200	8,875,923
		19,730,594
Switzerland – 9.69%		
Compagnie Financiere Richemont SA (A).	80,160	4,495,934
Nestle S.A., Registered Shares (A)	20,420	10,203,832
Roche Holdings AG, Genussschein (A).	33,970	6,393,105
Syngenta AG (A)	16,110	4,720,582
TEMENOS Group AG (A)*.	187,950	4,920,653
		30,734,106

See Notes to Schedule of Investments on page 179.

The Investments of Ivy International Core Equity Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
United Kingdom – 18.12%		
Anglo American plc (A)*.	83,850	$ 5,038,954
BAE Systems plc (A)	667,050	6,423,999
BAE Systems plc (A)(B).	100,000	963,046
Barclays PLC (A)	478,270	4,299,845
British American Tobacco p.l.c. (A)	94,580	3,549,542
Delek Global Real Estate Limited (A)(B)	396,262	666,505
Informa plc (A)	755,890	4,699,278
Intertek Group plc (A).	200,670	4,110,017
National Grid plc (A).	270,710	3,715,164
Prudential plc (A)	348,220	4,599,210
Serco Group plc (A)	525,440	4,731,744
Smith & Nephew plc (A).	348,870	4,614,719
Vodafone Group Plc (A)	1,899,409	5,688,388
WPP Group plc (A).	364,820	4,351,456
		57,451,867
TOTAL COMMON STOCKS – 90.72%		**$287,714,763**
(Cost: $279,686,239)		

PREFERRED STOCKS

	Shares	Value
Germany		
Fresenius AG (A)	67,510	5,663,759
Henkel Kommanditgesellschaft auf Aktien (A).	102,990	4,755,936
TOTAL PREFERRED STOCKS – 3.28%		**$ 10,419,695**
(Cost: $9,898,931)		

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.11%	Face Amount in Thousands	
Australian Dollar, 6–5–08 (long) (C).	AUD8,800	276,777
Australian Dollar, 6–5–08 (long) (C).	4,200	(78,290)
Singapore Dollar, 6–5–08 (long) (C)	SGD4,500	138,962
		$ 337,449

See Notes to Schedule of Investments on page 179.

The Investments of Ivy International Core Equity Fund

March 31, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Beverages – 0.94%		
Coca-Cola Company (The),		
2.2%, 4–14–08	$3,000	$ 2,997,617
Chemicals – Specialty – 0.45%		
Air Products and Chemicals, Inc.,		
2.2%, 4–16–08	1,424	1,422,695
Finance Companies – 2.68%		
Avon Capital Corp.,		
2.53%, 4–21–08	3,500	3,495,080
USAA Capital Corp.,		
2.3%, 4–7–08	5,000	4,998,083
		8,493,163
Motor Vehicles – 1.04%		
Harley-Davidson, Inc.,		
2.3%, 4–1–08	3,291	3,291,000
TOTAL SHORT-TERM SECURITIES – 5.11%		$ 16,204,475
(Cost: $16,204,475)		
TOTAL INVESTMENT SECURITIES – 99.22%		$314,676,382
(Cost: $305,789,645)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.78%		2,482,489
NET ASSETS – 100.00%		$317,158,871

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $1,629,551 or 0.51% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, SGD – Singapore Dollar).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY INTERNATIONAL CORE EQUITY FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $305,790) (Notes 1 and 3)	$314,676
Receivables:	
Investment securities sold	5,107
Fund shares sold	2,370
Dividends and interest	1,424
Prepaid and other assets	33
Total assets	323,610

LIABILITIES

Payable for investment securities purchased	5,518
Payable to Fund shareholders	462
Accrued management fee (Note 2)	222
Accrued shareholder servicing (Note 2)	89
Accrued service fee (Note 2)	63
Due to custodian	28
Accrued accounting services fee (Note 2)	6
Accrued administrative fee (Note 2)	3
Accrued distribution fee (Note 2)	1
Other	59
Total liabilities	6,451
Total net assets	$317,159

NET ASSETS

Capital paid in (shares authorized – unlimited)	$300,691
Accumulated undistributed income:	
Accumulated undistributed net investment income	525
Accumulated undistributed net realized gain on investment transactions	7,022
Net unrealized appreciation in value of investments	8,921
Net assets applicable to outstanding units of capital	$317,159

Net asset value per share (net assets divided by shares outstanding):

Class A	$17.11
Class B	$15.74
Class C	$15.72
Class E	$17.05
Class I	$17.20
Class Y	$17.19

Capital shares outstanding:

Class A	12,978
Class B	990
Class C	2,887
Class E	66
Class I	1,328
Class Y	595

See Notes to Financial Statements.

Statement of Operations

IVY INTERNATIONAL CORE EQUITY FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $468)	$ 5,360
Interest and amortization	619
Total income	5,979
Expenses (Note 2):	
Investment management fee	2,351
Shareholder servicing:	
Class A	556
Class B	58
Class C	81
Class E	8
Class I	19
Class Y	9
Advisor Class	—*
Service fee:	
Class A	447
Class B	43
Class C	103
Class Y	14
Distribution fee:	
Class A	53
Class B	127
Class C	308
Class E	2
Custodian fees	80
Accounting services fee	73
Administrative fee	28
Audit fees	22
Legal fees	4
Other	202
Total expenses	4,588
Net investment income	1,391

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY INTERNATIONAL CORE EQUITY FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	$18,490
Realized net gain on forward currency contracts	655
Realized net gain on foreign currency transactions	229
Realized net gain on investments	19,374
Unrealized depreciation in value of securities during the period	(13,130)
Unrealized appreciation in value of forward currency contracts during the period	337
Unrealized depreciation in value of investments during the period	(12,793)
Net gain on investments	6,581
Net increase in net assets resulting from operations	$ 7,972

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY INTERNATIONAL CORE EQUITY FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,391	$ 672
Realized net gain on investments	19,374	21,872
Unrealized appreciation (depreciation)	(12,793)	3,107
Net increase in net assets resulting from operations	7,972	25,651
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(976)	(435)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(1)	NA
Class I	(142)	NA
Class Y	(36)	(7)
Advisor Class	(—)	(—)*
Realized gains on investment transactions:		
Class A	(16,690)	(5,291)
Class B	(1,367)	(666)
Class C	(3,600)	(1,213)
Class E	(71)	NA
Class I	(1,288)	NA
Class Y	(471)	(77)
Advisor Class	(—)	(—)*
	(24,642)	(7,689)
Capital share transactions (Note 5)	118,394	99,073
Total increase	101,724	117,035
NET ASSETS		
Beginning of period	215,435	98,400
End of period	$317,159	$215,435
Undistributed net investment income	$ 525	$ 60

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 184 - 189.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	**2007**	**2006**	**2005**		
Net asset value, beginning of period	$17.63	$15.73	$11.61	$10.14	$ 9.73	$7.65
Income (loss) from investment operations:						
Net investment income (loss)	0.10	0.10[1]	(0.06)	(0.02)	(0.01)	(0.02)
Net realized and unrealized gain on investments	0.98	2.59[1]	4.18	1.49	0.42	2.10
Total from investment operations	1.08	2.69	4.12	1.47	0.41	2.08
Less distributions from:						
Net investment income . . .	(0.09)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.51)	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(1.60)	(0.79)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$17.11	$17.63	$15.73	$11.61	$10.14	$9.73
Total return[2].	5.39%	17.35%	35.49%	14.50%	4.21%	27.19%
Net assets, end of period (in millions).	$222	$161	$67	$17	$10	$9
Ratio of expenses to average net assets	1.53%	1.56%	1.82%	1.99%	2.16%[3]	2.28%
Ratio of net investment income (loss) to average net assets	0.65%	0.63%	0.14%	0.09%	−0.41%[3]	−0.19%
Portfolio turnover rate	101%	108%	90%	106%	23%	148%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$16.31	$14.67	$10.91	$ 9.60	$9.24	$7.32
Income (loss) from investment operations:						
Net investment loss	(0.02)	(0.00)[1]	(0.12)	(0.08)	(0.03)	(0.08)
Net realized and unrealized gain on investments.	0.88	2.37[1]	3.88	1.39	0.39	2.00
Total from investment operations	0.86	2.37	3.76	1.31	0.36	1.92
Less distributions from:						
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.43)	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(1.43)	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$15.74	$16.31	$14.67	$10.91	$9.60	$9.24
Total return	4.56%	16.39%	34.46%	13.65%	3.90%	26.23%
Net assets, end of period (in millions)	$16	$17	$15	$20	$24	$25
Ratio of expenses to average net assets	2.35%	2.35%	2.62%	2.76%	2.91%[2]	2.95%
Ratio of net investment loss to average net assets	−0.09%	−0.03%	−0.41%	−0.58%	−1.20%[2]	−0.82%
Portfolio turnover rate	101%	108%	90%	106%	23%	148%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	**2007**	**2006**	**2005**		
Net asset value, beginning of period	$16.30	$14.65	$10.90	$ 9.59	$9.23	$7.32
Income (loss) from investment operations:						
Net investment loss	(0.00)[1]	(0.01)[1]	(0.02)	(0.07)	(0.03)	(0.08)
Net realized and unrealized gain on investments	0.88[1]	2.39[1]	3.77	1.38	0.39	1.99
Total from investment operations	0.88	2.38	3.75	1.31	0.36	1.91
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.46)	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(1.46)	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$15.72	$16.30	$14.65	$10.90	$9.59	$9.23
Total return	4.68%	16.48%	34.40%	13.66%	3.90%	26.09%
Net assets, end of period (in millions).	$45	$34	$15	$7	$8	$8
Ratio of expenses to average net assets	2.20%	2.29%	2.58%	2.79%	3.01%[2]	3.01%
Ratio of net investment loss to average net assets	−0.02%	−0.08%	−0.50%	−0.63%	−1.30%[2]	−0.82%
Portfolio turnover rate	101%	108%	90%	106%	23%	148%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$17.63
Income (loss) from investment operations:	
Net investment loss	(0.02)
Net realized and unrealized gain on investments	0.98
Total from investment operations	0.96
Less distributions from:	
Net investment income	(0.03)
Capital gains	(1.51)
Total distributions	(1.54)
Net asset value, end of period	$17.05
Total return[2]	4.70%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	2.38%[3]
Ratio of net investment loss to average net assets	−0.51%[3]
Portfolio turnover rate	101%[4]

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND

Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$17.71
Income from investment operations:	
Net investment income	0.16
Net realized and unrealized gain on investments	1.01
Total from investment operations	1.17
Less distributions from:	
Net investment income	(0.17)
Capital gains	(1.51)
Total distributions	(1.68)
Net asset value, end of period	$17.20
Total return	5.83%
Net assets, end of period (in millions)	$23
Ratio of expenses to average net assets	1.13%[2]
Ratio of net investment income to average net assets	0.69%[2]
Portfolio turnover rate	101%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL CORE EQUITY FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the period from 7-24-03[1] to 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period	$17.70	$15.79	$11.64	$10.15	$ 9.74	$8.16
Income (loss) from investment operations:						
Net investment income (loss)	0.15[2]	0.12[2]	(0.06)	(0.01)	(0.01)	(0.01)
Net realized and unrealized gain on investments	0.97[2]	2.59[2]	4.21	1.50	0.42	1.59
Total from investment operations	1.12	2.71	4.15	1.49	0.41	1.58
Less distributions from:						
Net investment income . . .	(0.12)	(0.07)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.51)	(0.73)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(1.63)	(0.80)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$17.19	$17.70	$15.79	$11.64	$10.15	$9.74
Total return	5.50%	17.47%	35.65%	14.68%	4.21%	19.36%
Net assets, end of period (in thousands)	$10,233	$3,848	$1,025	$294	$145	$125
Ratio of expenses to average net assets	1.39%	1.45%	1.72%	1.82%	2.08%[3]	1.47%[3]
Ratio of net investment income (loss) to average net assets	0.77%	0.76%	0.13%	0.29%	–0.31%[3]	–0.38%[3]
Portfolio turnover rate	101%	108%	90%	106%	23%	148%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Manager's Discussion of Ivy International Growth Fund

March 31, 2008



Below, Thomas A. Mengel, portfolio manager of the Ivy International Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. He has managed the Fund for five years and has 21 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 5.01 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008 while its peer group, the Lipper International Large-Cap Growth Funds Universe Average (reflecting the performance of funds with similar objectives) rose 0.78 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

During the fiscal year, we adopted a new benchmark for the Fund, the MSCI EAFE Growth Index, an index that generally reflects the performance of growth-style stocks in developed overseas markets. We feel this index is more representative of the international growth stock universe in which the Fund typically invests. This benchmark rose 1.91 percent for the fiscal year. The Fund's prior benchmark, the MSCI EAFE Index, which contains both growth and value-style stocks in developed overseas markets, fell 2.70 percent for the fiscal year. For comparison purposes, both indexes will be shown in this year's report.

Summer optimism fades

The first two quarters of the fiscal year were marked by relatively strong market conditions, while the second half was characterized by a high degree of global market volatility and uncertainty. As the fiscal year progressed, we saw a meltdown of the subprime mortgage market that in turn led to huge asset writedowns and capital bailouts of major global banks. Sovereign wealth funds in the Middle East, China and elsewhere stepped up to inject capital and liquidity.

Overall, the Japanese equity market proved to be a big disappointment this past year as its domestic economy appeared to be slipping into recession while corporate earnings disappointed investors. The European Central Bank (ECB) remained hesitant to reduce interest rates amid fears of inflation.

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
VINCI	Nestle S.A., Registered Shares
Anglo Irish Bank Corporation plc (Great Britain)	Deutsche Borse AG
Toyota Motor Corporation	Research In Motion Limited
Nestle S.A., Registered Shares	Bayer Aktiengesellschaft
Roche Holdings AG, Genussschien	British American Tobacco p.l.c.
Mitsubishi Estate Co., Ltd.	VINCI
Siemens AG	Nintendo Co., Ltd.
Reckitt Benckiser Group plc	China Mobile Limited
Banca Intesa S.p.A.	Roche Holdings AG, Genussschein
Research In Motion Limited	Reckitt Benckiser Group plc

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

We believe many companies outside the financial sector in Europe are benefiting from exports and restructuring, and positioned the Fund accordingly. Within Europe, country performance has varied widely, with Germany a source of export-driven strength and Italy a source of weakness given its equity market's high weighting in financials. Across the world, large company stocks generally outpaced small-caps, while growth stocks outpaced value. These trends, which accelerated this past summer, were positive for the Fund during the first half of the fiscal year.

Global credit crunch undermines growth

By contrast, the second half of the fiscal year was a very difficult period across nearly all developed and emerging markets. Most major indexes dropped substantially this past winter, led by China and India. The U.S. dollar slipped to record lows against the euro, raising some concern among European exporters that their competitive position was being eroded. The European Commission said in late March that the Eurozone economy "continues to face strong headwinds, including persistent uncertainties about the duration and the ultimate cost of the financial turmoil, a weakening U.S. economy and surging commodity prices. In spite of its sound economic fundamentals, the euro area is starting to feel the pinch." We also began to see signs of a slowdown in Europe, but we

think robust Asian demand may continue to offset weakness in exports to the U.S. In March 2008, the global financial sector was pounded amid the collapse of Bear Stearns in the U.S. Still, inflation remains the primary concern for the ECB. The ECB injected liquidity into the system, acting in concert with the U.S. Federal Reserve, but kept interest rates at a six-year high.

Given this environment, we further reduced our exposure to the financial sector, selling some of our insurance holdings, a Greek bank, mining and industrial holdings. To date, insurers have not been buffeted by the same subprime lending problems as global banks, but some investors fear problems may be afoot. We also raised cash and adopted a more defensive positioning within the Fund. We also added a 3 percent currency position in the Japanese yen. In the current environment, we have favored consumer staples such as Nestle S.A., Registered Shares. Late in the fiscal year, we added Heineken N.V. to the Fund. Both companies are seeing strong growth in demand in Eastern Europe, and have been making acquisitions there. Heineken N.V. recently bought a Romanian brewer and Nestle S.A., Registered Shares bought a Greek ice cream manufacturer. We remained underweight the U.K. and Japan. We continue to like restructuring stories in Europe such as Siemens AG. From a thematic standpoint, we also continued to look for exposure to companies benefiting from growth in global trade.

Our outlook

From a financial perspective, it appears a global bear market has arrived, as prices on exchanges from Asia to Europe appear firmly coupled with the negative factors affecting stocks in the U.S. From the economic perspective, however, the picture is mixed, suggesting long-term de-coupling between the U.S. and higher growth areas. We believe Asia's long-term growth in domestic demand and consumption will continue at a strong pace. We feel that companies in Europe are also likely to benefit from exports to Asia even if exports to the U.S. decline. Business confidence in Germany, the region's largest economy, unexpectedly rose for a third month in March 2008. Unemployment in the Eurozone region remains at a record low of 7.1 percent. Over the long term, we believe lower interest rates in the U.S. should be stimulative to growth stocks in major developed markets, potentially benefiting our investing style. It may take a long time, however, for Europe and emerging markets to cut the cost of credit given rising rates of global inflation, especially in commodities.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy International Growth Fund, Class A Shares[1]	$ 13,196
— — —	MSCI EAFE Growth Index	$ 14,059
– – – –	MSCI EAFE Index	$ 17,421
- - - - - -	Lipper International Large-Cap Growth Funds Universe Average . .	$ 15,330



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return [2]						
	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-08	−1.03%	−0.04%	3.97%	—	—	4.99%
5-year period ended 3-31-08	17.64%	17.66%	17.86%	—	—	—
10-year period ended 3-31-08	2.34%	1.89%	1.94%	—	—	—
Since inception of Class[4] through 3-31-08	—	—	—	—	—	16.78%
Cumulative return since inception of Class[4] through 3-31-08	—	—	—	−0.72%	6.39%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY INTERNATIONAL GROWTH FUND

Portfolio Highlights

On March 31, 2008, Ivy International Growth Fund had net assets totaling $250,282,323 invested in a diversified portfolio of:

89.50%	Foreign Common and Preferred Stocks
6.82%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
3.68%	Domestic Common Stocks and Investment Funds

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



	Europe	**$64.09**
	Germany	$16.96
	United Kingdom	$15.19
	Switzerland	$11.51
	Other Europe[1]	$ 9.12
	France	$ 7.07
	Italy	$ 4.24
	Pacific Basin	**$19.59**
	Japan	$12.02
	Other Pacific Basin[2]	$ 7.57
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	**$ 6.82**
	North America	**$ 5.67**
	United States	$ 3.68
	Canada	$ 1.99
	Other[3]	**$ 3.83**

(1)Includes $2.06 Finland, $2.79 Greece, $0.42 Ireland, $1.24 Netherlands, $0.92 Spain and $1.69 Sweden.

(2)Includes $2.29 Australia, $2.83 China, $2.02 Hong Kong and $0.43 India.

(3)Includes $0.75 Bermuda and $3.08 Brazil.

Sector Weightings



■	Consumer Nondurables Stocks	$15.84
■	Capital Goods Stocks	$13.42
■	Financial Services Stocks	$12.87
■	Utilities Stocks	$10.33
■	Raw Materials Stocks	$ 8.09
■	Cash and Cash Equivalents and Unrealized Gain on Forward Currency Contracts	$ 6.82
■	Consumer Durables Stocks	$ 6.72
■	Miscellaneous Stocks[5]	$ 4.73
■	Health Care Stocks	$ 3.97
■	Retail Stocks	$ 3.79
■	Business Equipment and Services Stocks	$ 3.78
■	Multi-Industry Stocks	$ 3.58
■	Energy Stocks	$ 3.44
□	Technology Stocks	$ 2.62

(5)Includes $0.88 Consumer Services Stocks, $1.89 Shelter Stocks and $1.96 Transportation Stocks.

The Investments of Ivy International Growth Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Australia – 2.29%		
Boart Longyear Limited (A)(B)*	1,240,000	$ 2,073,825
Novogen LTD (A)*	474,580	433,719
Telstra Corporation Limited (A)	800,000	3,216,933
		5,724,477
Bermuda – 0.75%		
Esprit Holdings Limited (A)	156,000	**1,872,164**
Brazil – 3.08%		
Bolsa de Mercadorias & Futuros (A)	90,000	810,908
Bolsa de Mercadorias & Futuros (A)(B).	71,100	640,617
Bolsa de Valores de Sao Paulo (A)(B).	156,000	2,111,472
Petroleo Brasileiro S.A. – Petrobras, ADR	40,600	4,145,666
		7,708,663
Canada – 1.99%		
Shoppers Drug Mart Corporation (A).	50,000	2,530,079
Shoppers Drug Mart Corporation (A)(B)	48,450	2,451,647
		4,981,726
China – 2.83%		
China Mobile Limited (A)	346,000	5,148,221
SINA Corporation*	55,000	1,938,200
		7,086,421
Finland – 2.06%		
Fortum Oyj (A)	72,000	2,933,834
Nokia OYJ (A).	70,000	2,214,679
		5,148,513
France – 7.07%		
ALSTOM (A).	7,000	1,517,564
AXA S.A. (A).	35,000	1,270,346
L'Oreal (A)	19,200	2,438,307
LVMH Moet Hennessy – Louis Vuitton (A).	16,000	1,780,837
Pernod Ricard (A).	17,500	1,800,256
TOTAL S.A. (A).	35,000	2,599,264
VINCI (A)	87,000	6,289,339
		17,695,913

See Notes to Schedule of Investments on page 200.

The Investments of Ivy International Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Germany – 14.88%		
Bayer Aktiengesellschaft (A)	82,960	$ 6,653,460
Beiersdorf Aktiengesellschaft (A).	30,000	2,515,906
Commerzbank Aktiengesellschaft (A)	85,000	2,675,834
Deutsche Borse AG (A)	46,300	7,504,809
E.ON AG (A).	24,000	4,478,616
elexis AG (A)	40,000	1,079,869
Linde Aktiengesellschaft (A)	21,700	3,065,839
Siemens AG (A)	41,500	4,533,217
Vossloh AG (A).	21,450	3,013,925
Wacker Construction Equipment AG (A)*	36,000	722,376
Wacker Construction Equipment AG (A)(B)*	49,500	993,267
		37,237,118
Greece – 2.79%		
Bank of Cyprus Limited (A)	201,000	2,379,975
Hellenic Exchanges Holding S.A. (A).	150,000	3,561,674
National Bank of Greece S.A. (A)	20,000	1,055,241
		6,996,890
Hong Kong – 2.02%		
CNOOC Limited (A)	1,270,000	1,876,610
Cheung Kong (Holdings) Limited (A)	60,000	851,895
Hutchison Whampoa Limited, Ordinary Shares (A) . . .	247,000	2,337,449
		5,065,954
India – 0.43%		
ICICI Bank Limited, ADR	28,000	1,069,320
Ireland – 0.42%		
Allied Irish Banks, p.l.c. (A).	50,000	1,058,556
Italy – 4.24%		
Banca Intesa S.p.A. (A)	190,000	1,339,338
DiaSorin S.p.A. (A)(B)*.	40,000	818,427
Prysmian SpA (A)(B)*	28,500	608,326
Saipem S.p.A. (A).	89,000	3,602,659
UniCredit S.p.A. (A)	635,001	4,250,650
		10,619,400

See Notes to Schedule of Investments on page 200.

The Investments of Ivy International Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Japan – 12.02%		
Canon Inc. (A)	31,000	$ 1,427,468
Central Japan Railway Company (A).	200	2,066,613
East Japan Railway Company (A)	160	1,330,658
Japan Tobacco Inc. (A).	760	3,804,575
Komatsu Ltd. (A).	46,000	1,275,983
Kurita Water Industries Ltd. (A)	60,000	2,209,069
Mitsubishi Electric Corporation (A)	235,000	2,032,203
Mitsubishi Estate Co., Ltd. (A)	160,000	3,884,430
Nintendo Co., Ltd. (A).	10,200	5,259,631
Shin-Etsu Chemical Co., Ltd. (A)	42,000	2,169,944
Suzuki Motor Corporation (A)	90,000	2,270,766
Toyota Motor Corporation (A).	47,000	2,343,399
		30,074,739
Netherlands – 1.24%		
Heineken N.V. (A)	53,500	**3,107,411**
Spain – 0.92%		
Telefonica, S.A. (A).	80,000	**2,298,669**
Sweden – 1.69%		
Atlas Copco AB, Class A (A)*	93,000	1,588,647
H & M Hennes & Mauritz AB (A)	42,900	2,635,290
		4,223,937
Switzerland – 11.51%		
Compagnie Financiere Richemont SA (A).	21,800	1,222,697
Holcim Ltd, Registered Shares (A)	35,300	3,707,371
Julius Baer Holding Ltd., Bearer Shares (A)	38,000	2,800,926
Nestle S.A., Registered Shares (A)	18,750	9,369,336
Roche Holdings AG, Genussschein (A).	26,000	4,893,163
Swatch Group Ltd (The), Bearer Shares (A)	8,200	2,192,226
Syngenta AG (A)	10,810	3,167,566
Zurich Financial Services, Registered Shares (A).	4,600	1,448,646
		28,801,931

See Notes to Schedule of Investments on page 200.

The Investments of Ivy International Growth Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
United Kingdom – 15.19%		
BAE Systems plc (A)	451,000	$ 4,343,337
British American Tobacco p.l.c. (A)	177,000	6,642,725
Diageo plc (A)	85,000	1,713,934
IG Group Holdings plc (A)(B)	272,000	1,766,567
Informa plc (A)	355,000	2,206,993
Intertek Group plc (A)	145,000	2,969,814
National Grid plc (A)	250,000	3,430,944
Reckitt Benckiser Group plc (A)	87,500	4,846,736
Serco Group plc (A)	150,000	1,350,795
Tanfield Group PLC (A)*	1,000,000	1,925,100
Vodafone Group Plc (A)	1,450,000	4,342,489
Xstrata plc (A)	35,500	2,484,937
		38,024,371
United States – 2.78%		
Research In Motion Limited*	62,000	**6,959,500**
TOTAL COMMON STOCKS – 90.20%		**$225,755,673**
(Cost: $185,593,025)		

PREFERRED STOCKS		
Germany		
Fresenius AG (A)	45,000	3,775,280
Henkel Kommanditgesellschaft auf Aktien (A)	31,000	1,431,537
TOTAL PREFERRED STOCKS – 2.08%		**$ 5,206,817**
(Cost: $3,624,322)		

INVESTMENT FUNDS – 0.90%		
United States		
streetTRACKS Gold Trust*	25,000	**$ 2,259,500**
(Cost: $2,426,803)		

UNREALIZED GAIN ON OPEN FORWARD CURRENCY CONTRACTS – 0.13%	Face Amount in Thousands	
Japanese Yen, 9–3–08 (long) (C)	JPY775,000	**$ 332,292**

See Notes to Schedule of Investments on page 200.

The Investments of Ivy International Growth Fund

March 31, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Beverages – 2.00%		
Coca-Cola Company (The),		
2.2%, 4–14–08	$5,000	$ 4,996,028
Finance Companies – 1.20%		
Prudential Funding LLC,		
2.25%, 4–28–08	3,000	2,994,937
Forest and Paper Products – 2.00%		
Kimberly-Clark Worldwide Inc.,		
2.18%, 4–8–08	5,000	4,997,881
Health Care – General – 1.76%		
Johnson & Johnson,		
1.92%, 4–7–08	4,423	4,421,585
TOTAL SHORT-TERM SECURITIES – 6.96%		$ 17,410,431
(Cost: $17,410,431)		
TOTAL INVESTMENT SECURITIES – 100.27%		$250,964,713
(Cost: $209,054,581)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.27%)		(682,390)
NET ASSETS – 100.00%		$250,282,323

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $11,464,148 or 4.58% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (JPY – Japanese Yen).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY INTERNATIONAL GROWTH FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $209,055) (Notes 1 and 3)	$250,965
Receivables:	
Dividends and interest.	1,179
Investment securities sold	685
Fund shares sold.	409
Prepaid and other assets	27
Total assets	253,265

LIABILITIES

Payable for investment securities purchased	2,199
Payable to Fund shareholders	245
Accrued management fee (Note 2)	179
Due to custodian.	85
Accrued service fee (Note 2)	81
Accrued shareholder servicing (Note 2).	78
Accrued accounting services fee (Note 2)	6
Accrued administrative fee (Note 2)	2
Accrued distribution fee (Note 2)	1
Other	107
Total liabilities	2,983
Total net assets.	$250,282

NET ASSETS

Capital paid in (shares authorized – unlimited)	$452,924
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	13
Accumulated undistributed net realized loss	
on investment transactions	(244,674)
Net unrealized appreciation in value of investments.	42,019
Net assets applicable to outstanding units of capital.	$250,282
Net asset value per share (net assets divided by shares outstanding):	
Class A	$36.27
Class B	$33.04
Class C	$32.97
Class E	$36.28
Class I	$36.57
Class Y	$36.27
Capital shares outstanding:	
Class A	4,485
Class B	305
Class C	1,614
Class E	3
Class I	571
Class Y	92

See Notes to Financial Statements.

Statement of Operations

IVY INTERNATIONAL GROWTH FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $383)	$ 4,086
Interest and amortization	417
Total income	4,503
Expenses (Note 2):	
Investment management fee	2,187
Shareholder servicing:	
Class A	359
Class B	49
Class C	229
Class E	—*
Class I	18
Class Y	7
Advisor Class	—*
Class II	1
Distribution fee:	
Class A	23
Class B	86
Class C	436
Class E	—*
Service fee:	
Class A	323
Class B	28
Class C	145
Class Y	9
Custodian fees	118
Accounting services fee	74
Administrative fee	26
Audit fees	24
Other	173
Total expenses	4,315
Net investment income	188

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	26,797
Realized net loss on foreign currency transactions	(24)
Realized net gain on investments	26,773
Unrealized depreciation in value of investments during the period	(16,069)
Net gain on investments	10,704
Net increase in net assets resulting from operations	$10,892

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY INTERNATIONAL GROWTH FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 188	$ 535
Realized net gain on investments	26,773	34,584
Unrealized depreciation.	(16,069)	(1,366)
Net increase in net assets resulting from operations.	10,892	33,753
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(320)	(236)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)*	NA
Class I	(76)	NA
Class Y	(5)	(8)
Advisor Class	(—)	(—)
Class II	(1)	(1)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
Advisor Class	(—)	(—)
Class II	(—)	(—)
	(402)	(245)
Capital share transactions (Note 5)	1,559	(26,372)
Total increase	12,049	7,136
NET ASSETS		
Beginning of period.	238,233	231,097
End of period.	$250,282	$238,233
Undistributed net investment income	$ 13	$ 251

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 204 - 209.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period . .	$34.60	$29.74	$22.86	$21.34	$20.64	$16.35
Income (loss) from investment operations:						
Net investment income (loss)	0.15	0.19	0.08	(0.02)	(0.01)	(0.02)
Net realized and unrealized gain on investments. . .	1.59	4.72	6.97	1.54	0.71	4.31
Total from investment operations	1.74	4.91	7.05	1.52	0.70	4.29
Less distributions from:						
Net investment income	(0.07)	(0.05)	(0.17)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.07)	(0.05)	(0.17)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$36.27	$34.60	$29.74	$22.86	$21.34	$20.64
Total return[1]	5.01%	16.51%	30.92%	7.12%	3.39%	26.24%
Net assets, end of period (in millions)	$163	$165	$156	$122	$125	$124
Ratio of expenses to average net assets . .	1.42%	1.46%	1.59%	1.61%	1.69%[2]	1.81%
Ratio of net investment income (loss) to average net assets . .	0.35%	0.55%	0.25%	–0.15%	–0.26%[2]	–0.07%
Portfolio turnover rate. . .	103%	97%	75%	76%	27%	136%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period ..	$31.79	$27.58	$21.30	$20.12	$19.52	$15.62
Income (loss) from investment operations:						
Net investment loss..	(0.23)[1]	(0.15)[1]	(0.17)[1]	(0.22)[1]	(0.07)	(0.23)
Net realized and unrealized gain on investments	1.48[1]	4.36[1]	6.45[1]	1.40[1]	0.67	4.13
Total from investment operations	1.25	4.21	6.28	1.18	0.60	3.90
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.......	$33.04	$31.79	$27.58	$21.30	$20.12	$19.52
Total return	3.96%	15.23%	29.48%	5.87%	3.08%	24.97%
Net assets, end of period (in millions)	$10	$11	$13	$17	$49	$55
Ratio of expenses to average net assets ..	2.45%	2.55%	2.74%	2.75%	2.75%[2]	2.84%
Ratio of net investment loss to average net assets	–0.67%	–0.53%	–0.72%	–1.09%	–1.35%[2]	–1.06%
Portfolio turnover rate...	103%	97%	75%	76%	27%	136%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period ..	$31.71	$27.52	$21.20	$20.00	$19.39	$15.52
Income (loss) from investment operations:						
Net investment loss..	(0.25)	(0.15)	(0.09)[1]	(0.32)	(0.07)	(0.20)
Net realized and unrealized gain on investments	1.51	4.34	6.41[1]	1.52	0.68	4.07
Total from investment operations	1.26	4.19	6.32	1.20	0.61	3.87
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$32.97	$31.71	$27.52	$21.20	$20.00	$19.39
Total return	3.97%	15.23%	29.81%	6.00%	3.15%	24.94%
Net assets, end of period (in millions)	$53	$57	$56	$9	$11	$12
Ratio of expenses to average net assets ..	2.42%	2.54%	2.43%	2.64%	2.67%[2]	2.80%
Ratio of net investment loss to average net assets	–0.65%	–0.53%	–0.39%	–1.14%	–1.25%[2]	–0.94%
Portfolio turnover rate...	103%	97%	75%	76%	27%	136%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$34.54
Income from investment operations:	
Net investment income	0.19
Net realized and unrealized gain on investments.	1.67
Total from investment operations	1.86
Less distributions from:	
Net investment income	(0.12)
Capital gains	(0.00)
Total distributions	(0.12)
Net asset value, end of period	$36.28
Total return[3]	5.34%
Net assets, end of period (in thousands)	$105
Ratio of expenses to average net assets	1.27%[4]
Ratio of net investment income to average net assets	0.49%[4]
Portfolio turnover rate	103%[5]

(1) See Note 5 to financial statements.
(2) Commencement of operations of the class.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) Annualized.
(5) For the 12 months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$34.52
Income from investment operations:	
Net investment income	0.10
Net realized and unrealized gain on investments	2.12
Total from investment operations	2.22
Less distributions from:	
Net investment income	(0.17)
Capital gains	(0.00)
Total distributions	(0.17)
Net asset value, end of period	$36.57
Total return	6.39%
Net assets, end of period (in millions)	$21
Ratio of expenses to average net assets	1.15%[2]
Ratio of net investment income to average net assets	0.32%[2]
Portfolio turnover rate	103%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY INTERNATIONAL GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the period from 7-24-03[1] to 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period . .	$34.59	$29.74	$22.86	$21.35	$20.65	$17.69
Income (loss) from investment operations:						
Net investment income (loss)	0.31	0.28	0.18[2]	(0.09)	(0.02)	0.02
Net realized and unrealized gain on investments	1.42	4.63	6.87[2]	1.60	0.72	2.94
Total from investment operations	1.73	4.91	7.05	1.51	0.70	2.96
Less distributions from:						
Net investment income	(0.05)	(0.06)	(0.17)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.05)	(0.06)	(0.17)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$36.27	$34.59	$29.74	$22.86	$21.35	$20.65
Total return	4.99%	16.50%	30.95%	7.07%	3.39%	16.73%
Net assets, end of period (in thousands)	$3,327	$4,960	$6,144	$229	$140	$135
Ratio of expenses to average net assets . .	1.44%	1.46%	1.58%	1.66%	1.76%[3]	0.59%[3]
Ratio of net investment income (loss) to average net assets . .	0.31%	0.65%	0.81%	−0.33%	−0.32%[3]	0.24%[3]
Portfolio turnover rate . . .	103%	97%	75%	76%	27%	136%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Manager's Discussion of Ivy Pacific Opportunities Fund

March 31, 2008



Below, Frederick Jiang, CFA, CPA, portfolio manager of the Ivy Pacific Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. He has managed the Fund for four years and has 13 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund rose 14.30 percent (Class A shares at net asset value) for the fiscal year. This was less than the 19.12 percent increase of the MSCI AC Asia ex Japan Index (an index that generally reflects the performance of Asian stock markets, not including Japan). The Lipper Pacific Ex-Japan Funds Universe Average (reflecting the universe of funds with similar investment objectives) increased 13.95 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Stock selection drove results

Stock selection in financials, energy, materials and industrials was the primary factor affecting our fiscal year results. During the first three quarters of the fiscal year, many of our stock selections in China and Hong Kong served us well, as we recorded strong relative returns in those markets. We also substantially increased the Fund's position in Indian stocks during calendar year 2007, and this helped as well.

However, during the last quarter of the fiscal year – the first three months of 2008 – a different story emerged. Since January 2008, we have faced the single most challenging period for the Asian equity market since 1994. China's and India's stock markets both dropped more than 20 percent as the Asian economy faced multiple headwinds and investors lost their appetite for risk.

Within the Fund, we also saw weakness in our information technology and utilities stock selection this past fiscal year. In addition, we were underweight in information technology and consumer staples relative to the Fund's benchmark and this was a negative factor in our yearly results.

Stock market drop may create opportunity

Equity valuations have become much more attractive following the sharp decline in Asian markets, in our view. By the end of the fiscal year, price-earnings ratios (P/Es, or stock price divided by earnings per share) for Chinese stocks had dropped to 13 times earnings (from 18) while P/E ratios for Indian stocks dropped to 18 times earnings (from 24). Rising inflation and equity market volatility related to the western world's credit crisis fueled investor anxiety and expectations that China's government would raise interest rates. Global economic growth is being weighed down by the potential for a recession in the U.S., the International Monetary Fund has reported. In early calendar year 2008, the IMF cut its forecast to 3.7 percent global gross domestic product (GDP) growth this year, down from 4.1 percent.

However, developing markets' GDP growth has remained resilient, with strong expected domestic demand in China likely to keep its GDP growth in the 9 to 10 percent range (down from 11.9 percent). We think India's growth rate should come in at about 7 percent this year, or nearly double the world average. Given that the export-driven economies of South Korea, Taiwan and Singapore are still dependent on the overall health of the U.S., we saw additional equity market weakness there.

In the final months of the fiscal year, we raised cash and initiated a short position on the Hang Seng Index (Hong Kong). This helped preserve capital to some degree even as Chinese stocks plummeted. After about a month and a half, as valuations became more attractive near the end of the quarter, we removed this hedging strategy. Also, in an effort to help mitigate the effect of the falling U.S. dollar, we held positions in Taiwan and Singapore dollars. This was also beneficial as the dollar sank to record lows. We reduced our position in South Korea given its relatively heavy export dependence on the U.S.

Overall, our portfolio reflects two consistent themes – the ongoing buildout of Asian infrastructure and the long-term growth in domestic consumer consumption across the continent. We maintained significant holdings in steel/construction, machinery and power generation equipment. On the consumption side, we are positioned with significant holdings in retailers, telecom and property developers.

Our outlook

Despite the market typhoon of the first three months of calendar year 2008, we remain positive because we believe much of Asia's economic growth is intact. In fact, we think that better equity valuations in China make an even stronger case for holding an

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Kookmin Bank	Bharat Heavy Electricals Limited
Samsung Electronics Co., Ltd.	iShares MSCI Taiwan Index Fund
Xinhua Finance Media, ADR	Kookmin Bank
iShares MSCI Singapore Index Fund	Samsung Corporation
Wistron Corporation	TATA POWER COMPANY LIMITED (THE)
Korea Investment Holdings Co., Ltd.	Daelim Industrial Co., Ltd.
China Mobile Limited	Shimao Property Holdings Limited
Taiwan Semiconductor Manufacturing Company Ltd.	Reliance Industries Limited
Keppel Land Limited	Hyundai Department Store Co., Ltd.
AU Optronics Corp., ADR	Agile Property Holdings Limited

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

overweight position there. Despite higher inflation, we see no real effort by governments to pare back capital expenditures on infrastructure. We still predict that through 2012, spending is likely to exceed $1.6 trillion and be closer to $2 trillion for items such as power plants, highways, rail service and ports. The continuing need for greater capacity in these areas is helping to drive growth. Asian economic fundamentals appear solid, in our opinion. This region continues to benefit from high growth and strong balance sheets. We acknowledge that China may need more aggressive monetary tightening, but we believe this appropriate and responsible policy will help set the stage for continued economic and corporate gains.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Ivy Pacific Opportunities Fund, Class A Shares[1]	$30,974
— — —	MSCI AC Asia ex Japan Index	$32,261
- - - - -	Lipper Pacific Ex-Japan Funds Universe Average	$36,257



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class E[3]	Class I	Class Y	Advisor Class[3]
1-year period ended 3-31-08 . . .	7.73%	9.16%	13.36%	—	—	14.48%	14.86%
5-year period ended 3-31-08 . . .	27.22%	27.11%	27.65%	—	—	—	29.23%
10-year period ended 3-31-08 . .	9.46%	8.94%	9.15%	—	—	—	10.07%
Since inception of Class[4] through 3-31-08	—	—	—	—	—	26.40%	—
Cumulative return since inception of Class[4] through 3-31-08 . . .	—	—	—	8.19%	15.10%	—	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) Class E shares are not currently available for investment. Advisor Class shares are no longer available for investment.

(4) 4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF IVY PACIFIC OPPORTUNITIES FUND

Portfolio Highlights

On March 31, 2008, Ivy Pacific Opportunities Fund had net assets totaling $575,259,584 invested in a diversified portfolio of:

92.45%	Foreign Common Stocks and Investment Funds
7.55%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



	South Korea	$17.46
	China	$15.83
	India	$11.91
	Taiwan	$10.34
	Cayman Islands	$ 9.01
	Singapore	$ 7.71
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 7.55
	Hong Kong	$ 6.86
	Other Pacific Basin[1]	$ 4.91
	Malaysia	$ 4.54
	Bermuda	$ 3.88

(1)Includes $3.48 Indonesia, $1.08 Thailand and $0.35 Vietnam.

Sector Weightings



■	Financial Services Stocks	$21.18
■	Business Equipment and Services Stocks	$11.97
■	Capital Goods Stocks	$11.66
■	Multi-Industry Stocks	$11.02
■	Utilities Stocks	$ 8.53
□	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 7.55
■	Shelter Stocks	$ 6.29
■	Raw Materials Stocks	$ 5.53
■	Miscellaneous Stocks[1]	$ 5.47
■	Technology Stocks	$ 4.42
■	Retail Stocks	$ 3.53
■	Energy Stocks	$ 2.85

(1)Includes $1.31 Consumer Durables Stocks, $2.40 Consumer Nondurables Stocks, $0.74 Consumer Services Stocks and $1.02 Transportation Stocks.

The Investments of Ivy Pacific Opportunities Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Bermuda – 3.88%		
COSCO Pacific Limited (A)	3,000,000	$ 5,851,477
China Yurun Food Group Limited (A)	6,832,000	8,629,266
Enerchina Holdings Limited (A)*	56,718,000	1,931,253
REXCAPITAL Financial Holdings Limited (A)*	52,975,000	5,921,922
Wah Sang Gas Holdings Limited (A)(B)*	736,000	–**
		22,333,918
Cayman Islands – 9.01%		
Agile Property Holdings Limited (A)	8,798,000	9,281,103
Ctrip.com International, Ltd.	170,000	9,007,450
Heng Tai Consumables Group Limited (A)*	21,375,000	2,966,213
KWG Property Holding Limited (A)*	7,001,500	5,919,561
Shimao Property Holdings Limited (A)	5,502,500	9,870,019
Simcere Pharmaceutical Group, ADR*	543,506	5,685,073
Tencent Holdings Limited (A)	1,600,000	9,117,717
		51,847,136
China – 15.83%		
Agria Corporation, ADR*	25,000	208,750
Bank of Communications Co., Ltd. (A)	7,498,000	8,757,534
CNinsure Inc., ADR*	86,931	1,010,138
China BlueChemical Ltd., H Shares (A)	8,982,000	4,754,915
China CITIC Bank Corporation Limited, H Shares (A)* . . .	17,503,000	9,243,295
China Merchants Bank Co., Limited, H Shares (A)	1,851,500	6,411,431
China Merchants Bank Co., Limited, H Shares (A)(C) . . .	2,000,000	6,925,662
China Nepstar Chain Drugstore Ltd., ADR*	100,000	1,360,000
China Oilfield Services Limited (A)	5,424,000	8,892,889
China Railway Construction Corporation Limited,		
H Shares (A)(C)*	3,000,000	4,124,559
China Resources Power Holdings Company		
Limited (A)	3,182,000	6,255,530
China Shenhua Energy Company Limited,		
H shares (A)(C)	1,200,000	4,795,282
ChinaEdu Corporation, ADR*	350,000	2,345,000
Honghua Group Limited (A)(C)*	4,000,000	1,295,189
Ping An Insurance (Group) Company of China, Ltd.,		
H Shares (A)	1,243,500	8,811,783
SINA Corporation*	163,440	5,759,626
VisionChina Media Inc., ADR*	200,000	2,200,000
Yingli Green Energy Holding Company Limited, ADR* . . .	462,600	7,910,460
		91,062,043

See Notes to Schedule of Investments on page 220.

The Investments of Ivy Pacific Opportunities Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Hong Kong – 6.86%		
Bank of East Asia, Limited (The) (A)	1,178,600	$ 5,898,565
Beijing Enterprises Holdings Limited (A)	1,538,000	5,869,286
CNOOC Limited (A)	5,716,000	8,446,223
Cheung Kong (Holdings) Limited (A)	443,000	6,289,824
Hang Lung Properties Limited (A)	1,651,000	5,844,417
Lee & Man Paper Manufacturing Limited (A).	2,194,000	3,512,588
Pan Asia Environmental Protection Group		
Limited (A)(D)*	13,372,000	3,608,180
		39,469,083
India – 11.91%		
Bharat Heavy Electricals Limited (A)	340,670	17,503,492
Bharti Airtel Limited (A)*.	435,520	8,969,302
CESC Limited (A)(C)	450,000	4,622,258
ICICI Bank Limited, ADR	171,140	6,535,837
Nagarjuna Construction Company Limited (A)	1,435,470	7,681,840
Reliance Industries Limited (A)	168,940	9,540,983
TATA POWER COMPANY LIMITED (THE) (A)	419,150	12,239,138
United Breweries (Holdings) Limited (A)(D)*	79,400	1,420,472
		68,513,322
Indonesia – 3.48%		
PT Astra International Tbk (A)	2,866,000	7,550,299
PT Bank Rakyat Indonesia (A).	9,512,500	6,510,456
Perusahaan Perseroan (Persero) PT Telekomunikasi		
Indonesia Tbk	141,520	5,935,349
		19,996,104
Malaysia – 4.54%		
Amalgamated Containers Berhad (A)*	2,530,190	4,944,095
Bumiputra-Commerce Holdings Berhad (A)	1,356,000	4,218,290
Gamuda Berhad (A).	6,354,500	6,556,151
Genting Berhad (A)	2,067,900	4,234,718
IOI Corporation Berhad (A)	50	111
LION DIVERSIFIED HOLDINGS BERHAD (A).	1,946,300	754,545
Sime Darby Berhad (A)*.	1,848,000	5,402,157
		26,110,067
Singapore – 7.71%		
Cambridge Industrial Trust (A)(C)	9,500,000	4,244,615
DBS Group Holdings Ltd (A)	626,000	8,186,276
Keppel Corporation Limited (A)	1,230,080	8,847,246
Keppel Land Limited (A).	1,742,000	7,023,938
SembCorp Industries Ltd (A)	1,424,000	4,210,600
Singapore Telecommunications Limited (A)	2,139,350	6,077,125
United Overseas Bank Limited (A).	414,000	5,756,809
		44,346,609

See Notes to Schedule of Investments on page 220.

The Investments of Ivy Pacific Opportunities Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
South Korea – 17.46%		
Daegu Bank, Ltd. (A)	443,300	$ 5,953,340
Daelim Industrial Co., Ltd. (A)	79,840	10,198,172
ForHuman Co., Ltd. (A)*...........................	200,603	3,949,871
Hyundai Department Store Co., Ltd. (A)	96,340	9,290,120
Hyundai Development Company – Engineering &		
Construction (A)	107,060	7,307,776
KCC Corporation (A)	11,340	5,244,328
Kookmin Bank (A)	257,020	14,377,652
Korea Investment Holdings Co., Ltd. (A)	97,780	4,591,074
Kyeryong Construction Industrial Co. Ltd (A)...........	102,500	3,503,433
LG Chem, Ltd. (A)	85,000	6,351,290
Lotte Shopping Co., Ltd. (A).......................	17,000	5,149,695
NHN Corporation (A)*	28,620	6,678,530
POSCO (A).......................................	11,110	5,339,890
Samsung Corporation (A)*.........................	178,390	12,500,900
		100,436,071
Taiwan – 7.32%		
Cathay Financial Holding Co., Ltd. (A)...............	2,145,662	5,473,718
Fubon Financial Holding Co., Ltd. (A)	5,573,000	6,328,890
Hon Hai Precision Ind. Co., Ltd. (A)	1,219,200	6,983,025
InnoLux Display Corporation (A)(C)*	700,000	3,682,070
MediaTek Incorporation (A)	539,700	7,106,108
TSRC Corporation (A)	3,195,000	5,174,345
Taiwan Semiconductor Manufacturing		
Company Ltd. (A)	3,546,005	7,365,260
		42,113,416
Thailand – 1.08%		
Advanced Info Service Public Company Limited (A)	961,500	3,053,835
PTT Public Company Limited (A)....................	315,000	3,161,505
		6,215,340
TOTAL COMMON STOCKS – 89.08%		**$512,443,109**

(Cost: $468,264,643)

See Notes to Schedule of Investments on page 220.

The Investments of Ivy Pacific Opportunities Fund

March 31, 2008

INVESTMENT FUNDS	Shares	Value
Taiwan – 3.02%		
iShares MSCI Taiwan Index Fund	1,096,810	**$ 17,384,438**
Vietnam – 0.35%		
Vietnam Azalea Fund Limited (E)(F)*	500,000	**1,986,500**
TOTAL INVESTMENT FUNDS – 3.37%		**$ 19,370,938**
(Cost: $19,626,645)		

UNREALIZED GAIN ON OPEN FORWARD CURRENCY CONTRACTS – 0.00%	Face Amount in Thousands	
Singapore Dollar, 3–16–09 (long) (G)	SGD32,500	**$ 27,037**

SHORT-TERM SECURITIES – 1.24%	Principal Amount in Thousands	
United States Government Agency Obligations		
Federal Home Loan Bank,		
1.5%, 4–1–08	$7,127	**$ 7,127,000**
(Cost: $7,127,000)		
TOTAL INVESTMENT SECURITIES – 93.69%		**$538,968,084**
(Cost: $495,018,288)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 6.31%		**36,291,500**
NET ASSETS – 100.00%		**$575,259,584**

See Notes to Schedule of Investments on page 220.

The Investments of Ivy Pacific Opportunities Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

**Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) Security valued in good faith by the Valuation Committee subject to the supervision of the Board of Trustees.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $29,689,635 or 5.16% of net assets.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $5,028,652 or 0.87% of net assets.

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the outstanding voting securities. The Fund and other mutual funds managed by its investment manager, Ivy Investment Management Company, or other related parties together own 30% of the outstanding shares of this security. See Note 8 to financial statements.

(F) Restricted security. At March 31, 2008, the following restricted security was owned:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07	500,000	$2,150,000	$1,986,500

The total market value of restricted securities represents approximately 0.35% of net assets at March 31, 2008.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (SGD – Singapore Dollar).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY PACIFIC OPPORTUNITIES FUND

March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $492,868)	$536,982
Affiliated company (cost – $2,150)	1,986
	538,968
Cash denominated in foreign currencies (cost – $29,930)	30,362
Receivables:	
Investment securities sold	15,615
Fund shares sold	1,554
Dividends and interest	1,265
Prepaid and other assets	35
Total assets	587,799

LIABILITIES

Payable for investment securities purchased	10,091
Payable to Fund shareholders	1,312
Accrued management fee (Note 2)	476
Accrued shareholder servicing (Note 2)	192
Accrued service fee (Note 2)	118
Due to custodian	105
Accrued accounting services fee (Note 2)	9
Accrued administrative fee (Note 2)	5
Accrued distribution fee (Note 2)	1
Other	230
Total liabilities	12,539
Total net assets	$575,260

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY PACIFIC OPPORTUNITIES FUND

March 31, 2008
(In Thousands, Except for Per Share Amounts) *(Continued)*

NET ASSETS

Capital paid in (shares authorized – unlimited)	$486,934
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(924)
Accumulated undistributed net realized gain on investment transactions	44,914
Net unrealized appreciation in value of investments.	44,336
Net assets applicable to outstanding units of capital.	$575,260

Net asset value per share (net assets divided by shares outstanding):

Class A	$17.61
Class B	$16.01
Class C	$16.27
Class E	$17.62
Class I	$17.77
Class Y	$17.75
Advisor Class	$17.19

Capital shares outstanding:

Class A	26,768
Class B	1,307
Class C	2,306
Class E	7
Class I	2,150
Class Y	402
Advisor Class	6

See Notes to Financial Statements.

Statement of Operations

IVY PACIFIC OPPORTUNITIES FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $1,003)	$ 9,041
Interest and amortization.	726
Total income	9,767
Expenses (Note 2):	
Investment management fee.	5,800
Shareholder servicing:	
Class A	1,546
Class B	133
Class C	129
Class E	—*
Class I	37
Class Y	12
Advisor Class	—*
Service fee:	
Class A	1,166
Class B	61
Class C	106
Class Y	19
Custodian fee.	655
Distribution fee:	
Class A	75
Class B	183
Class C	318
Class E	—*
Accounting services fee	106
Administrative fee	59
Audit fees.	12
Legal fees	9
Other	324
Total expenses	10,750
Net investment loss	(983)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY PACIFIC OPPORTUNITIES FUND

For the Fiscal Year Ended March 31, 2008

(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on securities (net of foreign withholding taxes of $284)	$ 95,286
Realized net loss on written options	(12,735)
Realized net gain on futures contracts	8,409
Realized net loss on foreign currency transactions	(1,106)
Realized net gain on investments	89,854
Unrealized depreciation in value of securities during the period(1)	(37,070)
Unrealized appreciation in value of forward currency contracts during the period	27
Unrealized appreciation in value of foreign currency exchange transactions during the period	390
Unrealized depreciation in value of investments during the period	(36,653)
Net gain on investments	53,201
Net increase in net assets resulting from operations	$ 52,218

(1)Includes $164 in depreciation of affiliated security.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY PACIFIC OPPORTUNITIES FUND

(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (983)	$ (768)
Realized net gain on investments	89,854	26,457
Unrealized appreciation (depreciation)	(36,653)	41,957
Net increase in net assets resulting from operations	52,218	67,646
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(1,229)	(189)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(1)	NA
Class I	(212)	NA
Class Y	(34)	(18)
Advisor Class	(1)	(—)*
Realized gains on investment transactions:		
Class A	(50,174)	(11,514)
Class B	(2,457)	(669)
Class C	(4,433)	(1,077)
Class E	(12)	NA
Class I	(3,011)	NA
Class Y	(815)	(239)
Advisor Class	(11)	(3)
	(62,390)	(13,709)
Capital share transactions (Note 5)	148,302	159,167
Total increase	138,130	213,104
NET ASSETS		
Beginning of period	437,130	224,026
End of period	$575,260	$437,130
Undistributed net investment loss	$ (924)	$ (678)

*Not shown due to rounding.
[1] See "Financial Highlights" on pages 226 - 232.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period.....	$16.91	$14.32	$10.61	$ 9.55	$9.11	$5.96
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)	(0.02)	0.02[1]	(0.07)	0.00	(0.02)
Net realized and unrealized gain on investments	2.80	3.23	3.83[1]	1.13	0.44	3.17
Total from investment operations...........	2.79	3.21	3.85	1.06	0.44	3.15
Less distributions from:						
Net investment income..	(0.05)	(0.01)	(0.04)	(0.00)	(0.00)	(0.00)
Capital gains	(2.04)	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions........	(2.09)	(0.62)	(0.14)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.........	$17.61	$16.91	$14.32	$10.61	$9.55	$9.11
Total return[2]	14.30%	22.60%	36.51%	11.10%	4.83%	52.85%
Net assets, end of period (in millions)...........	$471	$375	$191	$64	$29	$18
Ratio of expenses to average net assets including reimbursement	1.74%	1.84%	1.95%	2.22%	2.07%[3]	2.64%
Ratio of net investment income (loss) to average net assets including reimbursement	−0.08%	−0.14%	0.24%	−0.80%	−1.07%[3]	−0.39%
Ratio of expenses to average net assets excluding reimbursement	1.74%[4]	1.84%[4]	1.95%[4]	2.22%[4]	2.07%[3][4]	2.73%
Ratio of net investment income (loss) to average net assets excluding reimbursement	−0.08%[4]	−0.14%[4]	0.24%[4]	−0.80%[4]	−1.07%[3][4]	−0.48%
Portfolio turnover rate	96%	74%	87%	87%	61%	187%

(1)Based on average shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period.....	$15.49	$13.29	$ 9.91	$ 9.01	$8.61	$5.75
Income (loss) from investment operations:						
Net investment loss	(0.19)	(0.07)	(0.06)[1]	(0.13)	(0.04)	(0.06)
Net realized and unrealized gain on investments.....	2.56	2.88	3.54[1]	1.03	0.44	2.92
Total from investment operations...........	2.37	2.81	3.48	0.90	0.40	2.86
Less distributions from:						
Net investment income..	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains..........	(1.85)	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions........	(1.85)	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)
Net asset value, end of period..........	$16.01	$15.49	$13.29	$ 9.91	$9.01	$8.61
Total return..............	13.16%	21.33%	35.26%	9.99%	4.65%	49.74%
Net assets, end of period (in millions)...........	$21	$20	$11	$6	$6	$6
Ratio of expenses to average net assets including reimbursement........	2.74%	2.88%	2.91%	3.06%	2.86%[2]	3.46%
Ratio of net investment loss to average net assets including reimbursement	−1.05%	−1.15%	−0.51%	−1.57%	−1.92%[2]	−1.15%
Ratio of expenses to average net assets excluding reimbursement........	2.74%[3]	2.88%[3]	2.91%[3]	3.06%[3]	2.86%[2][3]	3.55%
Ratio of net investment loss to average net assets excluding reimbursement	−1.05%[3]	−1.15%[3]	−0.51%[3]	−1.57%[3]	−1.92%[2][3]	−1.24%
Portfolio turnover rate	96%	74%	87%	87%	61%	187%

(1)Based on average shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period.....	$15.73	$13.45	$10.01	$ 9.09	$8.68	$5.75
Income (loss) from investment operations:						
Net investment loss	(0.14)	(0.08)	(0.06)[1]	(0.09)	(0.02)	(0.05)
Net realized and unrealized gain on investments	2.58	2.97	3.60[1]	1.01	0.43	2.98
Total from investment operations...........	2.44	2.89	3.54	0.92	0.41	2.93
Less distributions from:						
Net investment income..	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.90)	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions........	(1.90)	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.........	$16.27	$15.73	$13.45	$10.01	$9.09	$8.68
Total return	13.36%	21.68%	35.51%	10.12%	4.72%	50.96%
Net assets, end of period (in millions)...........	$38	$34	$18	$7	$3	$2
Ratio of expenses to average net assets including reimbursement	2.49%	2.60%	2.75%	3.06%	2.57%[2]	3.48%
Ratio of net investment loss to average net assets including reimbursement	–0.82%	–0.87%	–0.50%	–1.68%	–1.59%[2]	–1.14%
Ratio of expenses to average net assets excluding reimbursement	2.49%[3]	2.60%[3]	2.75%[3]	3.06%[3]	2.57%[2][3]	3.57%
Ratio of net investment loss to average net assets excluding reimbursement	–0.82%[3]	–0.87%[3]	–0.50%[3]	–1.68%[3]	–1.59%[2][3]	–1.23%
Portfolio turnover rate	96%	74%	87%	87%	61%	187%

(1)Based on average shares outstanding.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Class E Shares[1]
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$16.88
Income from investment operations:	
Net investment income	0.06
Net realized and unrealized gain on investments	2.82
Total from investment operations	2.88
Less distributions from:	
Net investment income	(0.10)
Capital gains	(2.04)
Total distributions	(2.14)
Net asset value, end of period	$17.62
Total return[3]	14.79%
Net assets, end of period (in thousands)	$115
Ratio of expenses to average net assets	1.43%[4]
Ratio of net investment income to average net assets	0.26%[4]
Portfolio turnover rate	96%[5]

(1)See Note 5 to financial statements.
(2)Commencement of operations of the class.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the 12 months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$17.00
Income (loss) from investment operations:	
Net investment loss	(0.03)[2]
Net realized and unrealized gain on investments	2.98[2]
Total from investment operations	2.95
Less distributions from:	
Net investment income	(0.14)
Capital gains	(2.04)
Total distributions	(2.18)
Net asset value, end of period	$17.77
Total return	15.10%
Net assets, end of period (in millions)	$38
Ratio of expenses to average net assets	1.31%[3]
Ratio of net investment income to average net assets	0.06%[3]
Portfolio turnover rate	96%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the period from 7-24-03[1] to
	2008	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period.....	$17.03	$14.41	$10.67	$ 9.58	$9.13	$6.85
Income (loss) from investment operations:						
Net investment income (loss)	0.01	0.02	0.04[2]	(0.04)	(0.00)	(0.01)
Net realized and unrealized gain on investments	2.83	3.26	3.87[2]	1.13	0.45	2.29
Total from investment operations............	2.84	3.28	3.91	1.09	0.45	2.28
Less distributions from:						
Net investment income..	(0.08)	(0.05)	(0.07)	(0.00)	(0.00)	(0.00)
Capital gains	(2.04)	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions........	(2.12)	(0.66)	(0.17)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.........	$17.75	$17.03	$14.41	$10.67	$9.58	$9.13
Total return	14.48%	22.95%	36.90%	11.38%	4.93%	33.28%
Net assets, end of period (in thousands)	$7,144	$8,101	$3,790	$1,100	$707	$497
Ratio of expenses to average net assets including reimbursement	1.55%	1.58%	1.68%	1.88%	1.64%[3]	2.01%[3]
Ratio of net investment income (loss) to average net assets including reimbursement	0.06%	0.11%	0.46%	−0.47%	−0.68%[3]	−0.40%[3]
Ratio of expenses to average net assets excluding reimbursement	1.55%[4]	1.58%[4]	1.68%[4]	1.88%[4]	1.64%[3][4]	2.18%[3]
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.06%[4]	0.11%[4]	0.46%[4]	−0.47%[4]	−0.68%[3][4]	−0.57%[3]
Portfolio turnover rate	96%	74%	87%	87%	61%	187%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.
(5)For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY PACIFIC OPPORTUNITIES FUND
Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

| | For the fiscal year ended March 31, | | | | For the fiscal period ended | For the fiscal year ended |
	2008	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period.....	$16.54	$14.01	$10.38	$ 9.28	$8.85	$5.81
Income (loss) from investment operations:						
Net investment income (loss)	0.09	0.09	0.14[2]	(0.01)	(0.01)	(0.01)
Net realized and unrealized gain on investments	2.76	3.15	3.70[2]	1.11	0.44	3.05
Total from investment operations...........	2.85	3.24	3.84	1.10	0.43	3.04
Less distributions from:						
Net investment income..	(0.16)	(0.10)	(0.11)	(0.00)	(0.00)	(0.00)
Capital gains	(2.04)	(0.61)	(0.10)	(0.00)	(0.00)	(0.00)
Total distributions	(2.20)	(0.71)	(0.21)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.........	$17.19	$16.54	$14.01	$10.38	$9.28	$8.85
Total return	14.86%	23.33%	37.28%	11.85%	4.86%	52.32%
Net assets, end of period (in thousands)	$102	$89	$76	$64	$58	$55
Ratio of expenses to average net assets including reimbursement	1.22%	1.28%	1.42%	1.56%	1.82%[3]	2.49%
Ratio of net investment income (loss) to average net assets including reimbursement	0.46%	0.55%	1.12%	–0.06%	–0.88%[3]	–0.09%
Ratio of expenses to average net assets excluding reimbursement	1.22%[4]	1.28%[4]	1.42%[4]	1.56%[4]	1.82%[3][4]	2.65%
Ratio of net investment income (loss) to average net assets excluding reimbursement	0.46%[4]	0.55%[4]	1.12%[4]	–0.06%[4]	–0.88%[3][4]	–0.25%
Portfolio turnover rate	96%	74%	87%	87%	61%	187%

(1)See Note 5 to financial statements.
(2)Based on average shares outstanding.
(3)Annualized.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Manager's Discussion of Ivy Balanced Fund

March 31, 2008



Below, Cynthia P. Prince-Fox, portfolio manager of the Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. She has managed the Fund for four years and has 25 years of industry experience.

The Fund increased 7.05 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008. This was higher than the S&P 500 Index (reflecting the performance of large and medium-size U.S. stocks), which decreased 5.08 percent for the same period. The Fund's return was less than the Citigroup Treasury/Government Sponsored/Credit Index (generally reflecting the performance of funds in the bond market), which increased 8.72 percent. The Fund's peer group, the Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (reflecting the performance of funds with similar objectives), decreased 2.22 percent. Multiple indices are presented because the Fund invests in both stocks and bonds. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Technology and financial weightings drove results

The Fund maintained a higher allocation in equities versus fixed income securities throughout the fiscal year, which had a positive impact on overall performance for



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data. Source: Morningstar most of the fiscal year. The equity portion substantially outperformed the S&P 500 primarily as a result of maintaining a significant relative underweight in financials coupled with strong stock selection in technology, which performed exceptionally well. To us, this sector's returns confirmed our ongoing investment thesis regarding worldwide telecommunications growth. Several of our telecom holdings benefited from solid global demand.

Our decision earlier this year to significantly underweight the financials sector in light of our concerns regarding the mortgage and housing markets also proved a significant driver of relative performance. The Fund's allocation to the sector was significantly less than the S&P 500 allocation of roughly 20 percent. The fixed-income portion of the Fund modestly outperformed the broad investment-grade indices, primarily because we focused on high-quality government bonds. We did maintain some cash in the Fund as a result of earlier stock sales, which also aided performance.

A number of concerns, such as the mortgage and housing markets, high energy prices, employment data, a weak U.S. dollar and interest rate uncertainty led to the volatility in both the equity and fixed-income markets. High debt levels combined with low savings rates pressed consumers to shift buying patterns away from large-ticket purchases, particularly those related to housing. As a result, the consumer discretionary sector was one of the worst-performing areas for the year. The financials sector was negatively impacted by the mortgage and housing market crises, precipitated in part by overzealous subprime lending in recent years. Conversely, the energy, technology and industrial sectors of the market posted strong performance for the fiscal year. Rising commodity prices drove performance in the case of energy. Solid international demand for technology and infrastructure development boosted performance in other sectors.

Overall, we placed our greatest emphasis on consumer staples, industrials and energy, relative to the weightings found in the S&P 500. While the financials sector started as our largest weighted sector in the Fund, we were underweight in banks for most of the year. We further reduced our financial weightings as we became concerned that write-offs related to subprime lending would be larger than we had anticipated. We have preferred to invest in financial stocks that we feel should benefit from increasing global wealth management and electronic trading.

Decoupling still evident

Has the U.S. economy decoupled from the rest of the world – and does it matter? We think the answer is both yes and no. China is still growing its gross domestic product by an estimated 11 percent, despite a slowing in the U.S., and it would appear that China and India's dependence on the U.S as an export market has lessened as their economies emerge as self-sustaining. On the other hand, Europe and Japan have coupled with the U.S. slowdown, a trend that has been the most troublesome development, in our opinion. We believe that the rest of the world is in the midst of an unprecedented economic boom in which the U.S. consumer ends up being only a modest detractor to global growth, and we have positioned the Fund accordingly. We believe we remain positioned to benefit from global growth, but recognize that in a slowing environment, growth may be difficult to find in other than traditionally defensive sectors.

Elsewhere, the housing sector has had a very hard landing. As it stands now, new home sales are down approximately 50 percent from a peak selling rate established in the summer of 2005. Couple that with new home prices falling an average 15 percent year-on-year, and the assumption that consumer spending will be challenged in the coming months is a likely outcome. One of the most critical questions before the markets today is: Will the U.S. consumer enter a protracted downturn as their most significant financial asset declines further in value? We think the answer is yes, but the good news is that we have already witnessed a fairly significant reduction in sales of autos, homes and home-related goods. The surprise has been the insatiable appetite for the latest electronic gadget or gizmo.

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Exxon Mobil Corporation	General Dynamics Corporation
General Dynamics Corporation	Exxon Mobil Corporation
General Electric Company	Colgate-Palmolive Company
Cisco Systems, Inc.	Schlumberger Limited
Colgate-Palmolive Company	Nokia Corporation, Series A, ADR
Schlumberger Limited	Fluor Corporation
Apple Inc.	PepsiCo, Inc.
Johnson & Johnson	Johnson & Johnson
UBS AG	Cisco Systems, Inc.
PepsiCo, Inc.	General Electric Company

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Meanwhile, on the other side of the world, business is booming. Foreign-generated profits by U.S. multinational corporations rose by a healthy 14 percent in the first half of 2007. That was in stark contrast to a decline in domestically-generated earnings. So the second part of the question is: Will the U.S. consumer retrenchment bring down the rest of the world? This is a question we have been asking ourselves for months. As stated above, we think the evidence, so far, would suggest the rest of the world is in the midst of an unprecedented economic boom in which the U.S. consumer ends up being only a modest detractor to global growth.

Bond Portfolio Characteristics	
As of March 31, 2008	
Average maturity	3.15 years
Effective duration	2.36 years
Weighted average bond rating	AAA

Our outlook

From a big-picture standpoint, we still believe there is the potential for additional shocks to the financials sector that could disrupt short-term performance. Fundamentally, we feel confident about the growth prospects for our holdings. As we have written before, we have positioned the Fund in two ways: one, in an effort to take advantage of global growth, and two, to own companies that we feel are less likely to be impacted by cyclical forces in the U.S. economy. Globally, economies are slowing or are expected to slow due to slowing U.S. export growth, but our exporters should continue to fare better, relatively speaking. One big advantage is that the real trade-weighted dollar is approximately ten percent lower than a year ago, the steepest yearly decline since the late 1980s. Given this, we feel that U.S. multinationals and companies with international exposure should continue to be beneficiaries during this period.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Ivy Balanced Fund, Class A Shares[1]	$13,957
— — —	S&P 500 Index	$15,160
– – – –	Citigroup Treasury/Government Sponsored/Credit Index	$16,965
- - - - -	Lipper Mixed-Asset Target Allocation Growth Funds Universe Average	$16,581



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-08	0.90%	2.08%	6.27%	—	—	7.16%
5-year period ended 3-31-08	9.19%	—	—	—	—	—
10-year period ended 3-31-08	3.28%	—	—	—	—	—
Since inception of Class[4] through 3-31-08	—	6.39%	6.93%	—	—	7.97%
Cumulative return since inception of Class[4] through 3-31-08	—	—	—	0.95%	7.25%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.**

(3) Class E shares are not currently available for investment.

(4) 12-8-03 for Class B, Class C and Class Y shares, and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Spectrum Fund merged into the Ivy Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Spectrum Fund Class A shares, restated to reflect current sales charges applicable to Ivy Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Balanced Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY BALANCED FUND

Portfolio Highlights

On March 31, 2008, Ivy Balanced Fund had net assets totaling $96,696,882 invested in a diversified portfolio of:

62.32%	Domestic Common Stocks
15.81%	Cash and Cash Equivalents
14.29%	United States Government and Government Agency Obligations
3.58%	Foreign Common Stocks
3.20%	Domestic Corporate Debt Securities
0.62%	Other Government Securities
0.15%	Domestic Preferred Stocks
0.03%	Foreign Corporate Debt Securities

Asset Allocation

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



	Stocks.	**$66.05**
	Technology Stocks	$13.20
	Health Care Stocks.	$10.40
	Consumer Nondurables Stocks	$ 8.87
	Financial Services Stocks.	$ 7.74
	Energy Stocks.	$ 7.32
	Miscellaneous Stocks[1]	$ 5.29
	Capital Goods Stocks	$ 4.68
	Utilities Stocks.	$ 3.17
	Consumer Services Stocks	$ 2.82
	Raw Materials Stocks	$ 2.56
	Bonds.	**$18.14**
	United States Government and Government Agency Obligations . . .	$14.29
	Corporate Debt Securities	$ 3.23
	Other Government Securities.	$ 0.62
	Cash and Cash Equivalents.	**$15.81**

(1)Includes $1.40 Business Equipment and Services Stocks, $1.95 Multi-Industry Stocks, $1.19 Retail Stocks and $0.75 Transportation Stocks.

The Investments of Ivy Balanced Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Aircraft – 1.28%		
Boeing Company (The)	16,600	$ 1,234,542
Banks – 1.55%		
Northern Trust Corporation	22,600	1,500,414
Beverages – 4.55%		
Anheuser-Busch Companies, Inc.	15,000	711,750
Brown-Forman Corporation, Class B.	12,400	821,128
Coca-Cola Company (The)	18,700	1,138,269
PepsiCo, Inc.	24,000	1,732,800
		4,403,947
Business Equipment and Services – 0.79%		
Pitney Bowes Inc.	21,800	763,436
Capital Equipment – 1.45%		
Joy Global Inc.	21,500	1,399,758
Chemicals – Petroleum and Inorganic – 1.14%		
E.I. du Pont de Nemours and Company	23,600	1,103,536
Chemicals – Specialty – 1.42%		
Air Products and Chemicals, Inc.	14,900	1,370,800
Communications Equipment – 5.08%		
Cisco Systems, Inc.*	69,800	1,682,529
Nokia Corporation, Series A, ADR.	64,500	2,053,035
QUALCOMM Incorporated.	28,600	1,172,171
		4,907,735
Computers – Micro – 1.60%		
Apple Inc.	10,800	1,550,016
Computers – Peripherals – 1.16%		
Microsoft Corporation.	39,758	1,125,549
Defense – 2.90%		
General Dynamics Corporation	33,600	2,801,232
Electrical Equipment – 1.19%		
Emerson Electric Co.	22,400	1,152,704

See Notes to Schedule of Investments on page 245.

The Investments of Ivy Balanced Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 1.18%		
Microchip Technology Incorporated	34,700	$ 1,136,598
Food and Related – 1.37%		
Wm. Wrigley Jr. Company	21,100	1,325,924
Health Care – Drugs – 5.28%		
Abbott Laboratories	27,700	1,527,655
Allergan, Inc.	14,600	823,294
Genentech, Inc.*	13,700	1,112,166
Gilead Sciences, Inc.*	31,800	1,638,177
		5,101,292
Health Care – General – 4.03%		
DENTSPLY International Inc.	35,000	1,351,875
Johnson & Johnson	26,200	1,699,594
Zimmer Holdings, Inc.*.	10,900	848,674
		3,900,143
Hospital Supply and Management – 1.09%		
Medtronic, Inc.	21,800	1,054,466
Hotels and Gaming – 0.90%		
Las Vegas Sands, Inc.*	11,800	868,952
Household – General Products – 2.44%		
Colgate-Palmolive Company	30,300	2,360,673
Insurance – Life – 1.54%		
Aflac Incorporated	23,000	1,493,850
Insurance – Property and Casualty – 2.58%		
Berkshire Hathaway Inc., Class B*	300	1,341,870
Travelers Companies, Inc. (The)	24,000	1,148,400
		2,490,270
Motion Pictures – 1.23%		
News Corporation Limited, Class A	63,400	1,188,750
Multiple Industry – 1.95%		
Altria Group, Inc.	9,800	217,560
General Electric Company	44,980	1,664,710
		1,882,270

See Notes to Schedule of Investments on page 245.

The Investments of Ivy Balanced Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 2.04%		
Fluor Corporation	14,000	**$ 1,976,240**
Petroleum – International – 5.19%		
BP p.l.c., ADR	23,200	1,407,080
Chevron Corporation	13,500	1,152,360
Exxon Mobil Corporation	29,100	2,461,278
		5,020,718
Petroleum – Services – 2.13%		
Schlumberger Limited	23,700	**2,061,900**
Publishing – 0.69%		
Meredith Corporation	17,400	**665,550**
Retail – General Merchandise – 1.19%		
Wal-Mart Stores, Inc.	21,900	**1,153,692**
Security and Commodity Brokers – 1.92%		
CME Group Inc.	1,500	703,650
J.P. Morgan Chase & Co.	26,800	1,151,060
		1,854,710
Timesharing and Software – 0.61%		
Paychex, Inc.	17,300	**592,957**
Tobacco – 0.51%		
Philip Morris International Inc.*	9,800	**495,684**
Trucking and Shipping – 0.75%		
Expeditors International of Washington, Inc.	16,100	**726,191**
Utilities – Electric – 1.66%		
Exelon Corporation	19,700	**1,601,019**
Utilities – Telephone – 1.51%		
AT&T Inc.	38,100	**1,459,230**
TOTAL COMMON STOCKS – 65.90%		**$63,724,748**
(Cost: $45,204,873)		

See Notes to Schedule of Investments on page 245.

The Investments of Ivy Balanced Fund

March 31, 2008

PREFERRED STOCKS – 0.15%	Shares	Value
Finance Companies		
Freddie Mac, 8.375%	6,100	**$ 148,840**
(Cost: $152,500)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Banks – 0.28%		
Wells Fargo Bank, N.A., 7.55%, 6–21–10	$250	**271,531**
Finance Companies – 1.25%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)(B)	7	65
8.0%, 3–31–11 (A)(B)	130	32,593
First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust, 6.56%, 11–18–35	71	70,845
Prudential Insurance Company of America, 6.6%, 5–15–08 (A)	750	752,284
Unilever Capital Corporation, 5.9%, 11–15–32	350	356,796
		1,212,583
Food and Related – 1.22%		
Archer-Daniels-Midland Company, 7.0%, 2–1–31	700	755,255
Cargill, Inc., 6.375%, 6–1–12 (C)	400	421,781
		1,177,036
Insurance – Life – 0.48%		
StanCorp Financial Group, Inc., 6.875%, 10–1–12	450	**459,896**
TOTAL CORPORATE DEBT SECURITIES – 3.23%		**$ 3,121,046**
(Cost: $3,058,660)		

OTHER GOVERNMENT SECURITIES – 0.62%		
Canada		
Hydro-Quebec, 8.0%, 2–1–13	500	**$ 597,197**
(Cost: $559,048)		

See Notes to Schedule of Investments on page 245.

The Investments of Ivy Balanced Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 3.95%		
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
6.0%, 9–1–17	$ 328	$ 339,038
5.0%, 1–1–18	374	379,886
5.5%, 4–1–18	240	246,515
6.5%, 10–1–28	128	134,237
6.5%, 2–1–29	26	27,399
7.0%, 5–1–31	25	26,783
7.5%, 5–1–31	48	51,605
7.0%, 7–1–31	39	41,331
7.0%, 9–1–31	56	59,857
7.0%, 9–1–31	38	41,017
7.0%, 11–1–31	133	141,863
6.5%, 2–1–32	149	157,179
7.0%, 2–1–32	143	153,166
7.0%, 2–1–32	82	88,529
6.5%, 3–1–32	44	46,357
7.0%, 3–1–32	89	95,758
7.0%, 6–1–32	29	31,220
7.0%, 7–1–32	147	156,672
6.5%, 8–1–32	65	68,543
6.0%, 9–1–32	560	576,933
6.5%, 9–1–32	134	141,068
5.5%, 5–1–33	274	277,407
5.5%, 5–1–33	160	162,233
5.5%, 5–1–33	113	114,495
5.5%, 6–1–33	256	259,421
		3,818,512
Treasury Obligations – 10.34%		
United States Treasury Bond,		
7.5%, 11–15–16	500	653,125
United States Treasury Notes:		
4.0%, 3–15–10	800	837,313
4.25%, 10–15–10	2,000	2,132,188
3.875%, 2–15–13	1,250	1,335,059
3.625%, 5–15–13	750	792,481
4.25%, 8–15–13	900	980,227
4.25%, 8–15–15	3,000	3,268,125
		9,998,518
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 14.29%		**$13,817,030**

(Cost: $12,997,048)

See Notes to Schedule of Investments on page 245.

The Investments of Ivy Balanced Fund

March 31, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Aluminum – 1.50%		
Alcoa Incorporated,		
3.35%, 4–17–08	$1,450	**$ 1,447,841**
Capital Equipment – 1.55%		
Illinois Tool Works Inc.,		
2.2%, 4–18–08	1,500	**1,498,441**
Electrical Equipment – 2.07%		
W.W. Grainger, Inc.,		
2.5%, 4–17–08	2,000	**1,997,778**
Finance Companies – 1.55%		
Prudential Funding LLC,		
2.25%, 4–28–08	1,500	**1,497,469**
Restaurants – 3.10%		
Starbucks Corporation,		
3.35%, 4–1–08	3,000	**3,000,000**
Security and Commodity Brokers – 2.06%		
American Express Credit Corp.,		
2.71%, 4–28–08	2,000	**1,995,935**
Total Commercial Paper – 11.83%		**11,437,464**
United States Government Agency Obligations – 4.03%		
Federal Home Loan Bank,		
1.5%, 4–1–08	3,896	**3,896,000**
TOTAL SHORT-TERM SECURITIES – 15.86%		**$15,333,464**
(Cost: $15,333,464)		
TOTAL INVESTMENT SECURITIES – 100.05%		**$96,742,325**
(Cost: $77,305,593)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.05%)		**(45,443)**
NET ASSETS – 100.00%		**$96,696,882**

See Notes to Schedule of Investments on page 245.

The Investments of Ivy Balanced Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securites amounted to $784,942, or 0.81% of net assets.

(B) No or partial interest was received on the last interest due date.

(C) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of this security amounted to 0.44% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY BALANCED FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $77,306) (Notes 1 and 3)	$96,742
Receivables:	
Dividends and interest.	251
Fund shares sold.	193
Prepaid and other assets	23
Total assets	97,209

LIABILITIES

Payable to Fund shareholders	380
Accrued management fee (Note 2)	57
Accrued service fee (Note 2)	29
Accrued shareholder servicing (Note 2).	21
Accrued accounting services fee (Note 2)	4
Accrued distribution fee (Note 2)	—*
Due to custodian.	—*
Other.	21
Total liabilities	512
Total net assets.	$96,697

NET ASSETS

Capital paid in (shares authorized – unlimited)	$78,083
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	24
Accumulated undistributed net realized loss	
on investment transactions	(847)
Net unrealized appreciation in value of investments.	19,437
Net assets applicable to outstanding units of capital.	$96,697
Net asset value per share (net assets divided by shares outstanding):	
Class A	$16.64
Class B	$16.60
Class C	$16.61
Class E	$16.65
Class I	$16.65
Class Y	$16.64
Capital shares outstanding:	
Class A	3,782
Class B	178
Class C	242
Class E	6
Class I	6
Class Y	1,597

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY BALANCED FUND

For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$1,314
Dividends (net of foreign withholding taxes of $12)	1,169
Total income	2,483

Expenses (Note 2):

Investment management fee.	686
Service fee:	
Class A	151
Class B	7
Class C	9
Class Y	70
Shareholder servicing:	
Class A	153
Class B	11
Class C	8
Class E	—*
Class I	—*
Class Y	43
Accounting services fee	52
Distribution fee:	
Class A	7
Class B	21
Class C	26
Class E	—*
Audit fees.	14
Custodian fees.	7
Legal fees	1
Other	101
Total expenses	1,367
Net investment income	1,116

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	1,341
Unrealized appreciation in value of investments during the period	4,030
Net gain on investments	5,371
Net increase in net assets resulting from operations	$6,487

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY BALANCED FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 1,116	$ 987
Realized net gain on investments	1,341	3,925
Unrealized appreciation.	4,030	1,967
Net increase in net assets resulting from operations.	6,487	6,879
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(740)	(661)
Class B	(7)	(3)
Class C	(15)	(11)
Class E	(1)	NA
Class I	(2)	NA
Class Y	(353)	(411)
Realized gains on investment transactions:		
Class A	(1,854)	(—)
Class B	(85)	(—)
Class C	(100)	(—)
Class E	(3)	NA
Class I	(3)	NA
Class Y	(794)	(—)
	(3,957)	(1,086)
Capital share transactions (Note 5)	827	(11,344)
Total increase (decrease)	3,357	(5,551)
NET ASSETS		
Beginning of period.	93,340	98,891
End of period.	$96,697	$ 93,340
Undistributed net investment income	$ 24	$ 26

(1)See "Financial Highlights" on pages 249 - 254.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	2007	2006	2005	3-31-04	9-30-03
Net asset value, beginning of period.	$16.18	$15.22	$14.00	$13.35	$12.18	$10.54
Income from investment operations:						
Net investment income.	0.20	0.16	0.15	0.14	0.05	0.16
Net realized and unrealized gain on investments	0.97	0.98	1.21	0.65	1.16	1.64
Total from investment operations.	1.17	1.14	1.36	0.79	1.21	1.80
Less distributions from:						
Net investment income.	(0.20)	(0.18)	(0.14)	(0.14)	(0.04)	(0.16)
Capital gains	(0.51)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.71)	(0.18)	(0.14)	(0.14)	(0.04)	(0.16)
Net asset value, end of period	$16.64	$16.18	$15.22	$14.00	$13.35	$12.18
Total return[1]	7.05%	7.53%	9.71%	5.90%	10.06%	17.17%[2]
Net assets, end of period (in millions).	$63	$59	$57	$54	$52	$38
Ratio of expenses to average net assets including expense waiver	1.38%	1.39%	1.42%	1.53%	1.52%[3][4]	1.29%
Ratio of net investment income to average net assets including expense waiver	1.16%	1.03%	1.00%	1.02%	0.86%[3][4]	1.41%
Ratio of expenses to average net assets excluding expense waiver	1.38%[5]	1.39%[5]	1.42%[5]	1.53%[5]	1.57%[3][4]	1.62%
Ratio of net investment income to average net assets excluding expense waiver	1.16%[5]	1.03%[5]	1.00%[5]	1.02%[5]	0.81%[3][4]	1.08%
Portfolio turnover rate	9%	23%	49%	37%	29%	110%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Advantus Capital reimbursed the Fund for losses related to certain investment trades. With reimbursed losses, the total return for Class A, for the year ended September 30, 2003, would have been 17.26%.
(3) Annualized.
(4) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of the merger. Actual expenses that applied to Class A shareholders were lower than shown above.
(5) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND

Class B Shares

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31, 2008	2007	2006	2005	For the period from 12-8-03[1] to 3-31-04
Net asset value, beginning of period	$16.14	$15.18	$13.98	$13.33	$12.96
Income from investment operations:					
Net investment income	0.04	0.01	0.00	0.01	0.01
Net realized and unrealized gain on investments	0.97	0.98	1.21	0.64	0.39
Total from investment operations	1.01	0.99	1.21	0.65	0.40
Less distributions from:					
Net investment income	(0.04)	(0.03)	(0.01)	(0.00)*	(0.03)
Capital gains	(0.51)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.55)	(0.03)	(0.01)	(0.00)*	(0.03)
Net asset value, end of period	$16.60	$16.14	$15.18	$13.98	$13.33
Total return	6.08%	6.49%	8.62%	4.90%	3.05%
Net assets, end of period (in thousands)	$2,958	$2,506	$1,995	$1,503	$338
Ratio of expenses to average net assets	2.30%	2.39%	2.41%	2.52%	2.76%[2]
Ratio of net investment income (loss) to average net assets	0.24%	0.03%	0.01%	0.06%	–0.42%[2]
Portfolio turnover rate	9%	23%	49%	37%	29%[3]

*Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	**2007**	**2006**	**2005**	
Net asset value, beginning of period	$16.15	$15.20	$13.98	$13.34	$12.96
Income from investment operations:					
Net investment income	0.07	0.04	0.03	0.03	0.02
Net realized and unrealized gain on investments	0.97	0.97	1.20	0.63	0.39
Total from investment operations	1.04	1.01	1.23	0.66	0.41
Less distributions from:					
Net investment income	(0.07)	(0.06)	(0.01)	(0.02)	(0.03)
Capital gains	(0.51)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.58)	(0.06)	(0.01)	(0.02)	(0.03)
Net asset value, end of period	$16.61	$16.15	$15.20	$13.98	$13.34
Total return	6.27%	6.67%	8.80%	4.98%	3.13%
Net assets, end of period (in thousands)	$4,019	$3,018	$1,996	$898	$301
Ratio of expenses to average net assets	2.11%	2.16%	2.25%	2.38%	2.43%[2]
Ratio of net investment income (loss) to average net assets	0.42%	0.27%	0.21%	0.19%	−0.12%[2]
Portfolio turnover rate	9%	23%	49%	37%	29%[3]

[1]Commencement of operations of the class.
[2]Annualized.
[3]For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND
Class E Shares[1]
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[2] through 3-31-08
Net asset value, beginning of period	$16.21
Income from investment operations:	
Net investment income	0.24
Net realized and unrealized gain on investments.	0.94
Total from investment operations	1.18
Less distributions from:	
Net investment income	(0.23)
Capital gains	(0.51)
Total distributions	(0.74)
Net asset value, end of period	$16.65
Total return[3]	7.11%
Net assets, end of period (in thousands)	$107
Ratio of expenses to average net assets	1.15%[4]
Ratio of net investment income to average net assets	1.39%[4]
Portfolio turnover rate	9%[5]

(1)See Note 5 to financial statements.
(2)Commencement of operations of the class.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$16.21
Income from investment operations:	
Net investment income	0.26
Net realized and unrealized gain on investments	0.95
Total from investment operations	1.21
Less distributions from:	
Net investment income	(0.26)
Capital gains	(0.51)
Total distributions	(0.77)
Net asset value, end of period	$16.65
Total return	7.25%
Net assets, end of period (in thousands)	$107
Ratio of expenses to average net assets	1.04%[2]
Ratio of net investment income to average net assets	1.51%[2]
Portfolio turnover rate	9%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY BALANCED FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	**2007**	**2006**	**2005**	
Net asset value, beginning of period	$16.18	$15.22	$14.00	$13.35	$12.96
Income from investment operations:					
Net investment income .	0.22	0.18	0.17	0.17	0.04
Net realized and unrealized gain on investments	0.97	0.98	1.21	0.65	0.40
Total from investment operations	1.19	1.16	1.38	0.82	0.44
Less distributions from:					
Net investment income	(0.22)	(0.20)	(0.16)	(0.17)	(0.05)
Capital gains	(0.51)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.73)	(0.20)	(0.16)	(0.17)	(0.05)
Net asset value, end of period	$16.64	$16.18	$15.22	$14.00	$13.35
Total return	7.16%	7.67%	9.89%	6.16%	3.43%
Net assets, end of period (in millions)	$27	$28	$38	$44	$53
Ratio of expenses to average net assets	1.28%	1.26%	1.26%	1.30%	1.36%[2]
Ratio of net investment income to average net assets	1.27%	1.16%	1.15%	1.25%	0.97%[2]
Portfolio turnover rate	9%	23%	49%	37%	29%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the six months ended March 31, 2004.

See Notes to Financial Statements.

Manager's Discussion of
Ivy Global Natural Resources Fund

March 31, 2008



Ivy Global Natural Resources Fund is subadvised by Mackenzie Financial Corporation.

Below, Frederick Sturm, CFA, portfolio manager of the Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2008. He has managed the Fund since its inception 11 years ago. He has 26 years of industry experience.

The Fund climbed 26.65 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008. This was less than the MSCI Commodity-Related Index (reflecting the performance of the global natural resource markets), which increased 31.39 percent for the same period. The Lipper Natural Resources Funds Universe Average (reflecting the Fund's peer group of funds with similar investment objectives) advanced 25.73 percent. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Oil, U.S. gasoline prices hit record highs

This past fiscal year was one for the record books, especially for oil prices, which set a new high of nearly $112 a barrel in the first calendar quarter of 2008. Gasoline prices also climbed well over $3 a gallon in the United States.

To us, the message from the commodity markets seems to be that global expansion continues, sponsored by emerging market needs. Financial stress and increased investor speculation has caused cross-currents that may take time to resolve. For instance, despite stronger economic conditions, many emerging market stocks declined slightly more than U.S. stocks over the fiscal year.

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Companhia Vale do Rio Doce, ADR	Open Joint Stock Company Gazprom, ADR
Diamond Offshore Drilling, Inc.	Renewable Energy Corporation ASA
Noble Corporation	Shin-Etsu Chemical Co., Ltd.
Arch Coal, Inc.	Peabody Energy Corporation
Valero Energy Corporation	CONSOL Energy Inc.
Gold Fields Limited	Smith International, Inc.
Vallourec	General Electric Company
GlobalSantaFe Corporation	Halliburton Company
Peabody Energy Corporation	Domtar Corporation
Smith International, Inc.	Allegheny Technologies Incorporated

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

During the fiscal year the Fund provided attractive returns but did not do as well as our benchmark because, consistent with our investment strategy, the Fund was not as heavily concentrated in oil and metals as the benchmark. However, compared with many of our peers and the broader equity market, as measured by the S&P 500 Index, the Fund did well in three sectors – energy, materials and industrials. Mild detractors from return included information technology and consumer staples, sectors where we were substantially underweighted relative to the overall stock market.

We remained fully invested amid market weakness

In response to a global liquidity and credit crunch, the Federal Reserve has substantially reduced its short-term interest rate target, and allowed non-bank financial companies access to liquidity directly from the central bank. This last action is unprecedented, and we think may be the bell-ringing event that gives investors confidence the Fed is prepared to do what it takes to not let the credit and equity slides continue. Bank lending practices may have been lax, but corporate balance sheets for most companies remain quite strong, in our view. We believe leading global companies should make it through this period in good financial shape.

Consumer and investor sentiment has been rattled. In our view, trouble had been brewing for nine months, but sentiment surveys suggest many investors have finally given in. Sentiment readings are now as low as in 2002–2003, and if history is any guide, we believe that now is a good time to look for deals. This is why the Fund kept cash to minimum levels during the fiscal year despite the temptation to show conservative cash reserves.

U.S. bashing offers buying opportunity

Speculators and some investors have piled on "anti-U.S. economy", "anti-U.S. market" and "anti-U.S. dollar" bets, creating some interesting opportunities. The declining U.S. dollar attracted speculators to commodities that have been in uptrends, from gold to grains, perhaps pushing prices to short-term excess. If markets get a sniff of recovery, then we believe these trades could potentially reverse. Gold looks vulnerable to just such a correction/consolidation within a long-term uptrend that we believe will still bring higher prices. In our view, however, gold still does not look expensive compared to its cost of production, other metals like copper, and other resources like oil. We have managed the Fund with a period of consolidation in mind for precious metals and have roughly cut exposure to precious metals in half to redeploy to chemical companies in the U.S. and Japan. We also responded to the share price sell-off in General Electric Company by adding to our holdings of this global titan and leader in many resource sectors, including renewable wind energy. This company is not as direct a participant as some in the renewable energy space, but we do use it as a test for relative attractiveness compared to other companies and we therefore find ourselves adding to, or reducing holdings based on our relative valuation criteria.

U.S. exports, agriculture now more competitive

There are concrete examples in business that the six-year decline in the U.S. dollar is significantly helping the competitiveness of U.S. companies, and we feel this may help stabilize the dollar and the U.S. economy. Given the mothballing of so many basic businesses, it may come as a surprise that it is now cheaper to produce steel in the U.S. than in China. Imports to America are declining to the benefit of domestic companies. This plays well into the hands of North American iron-ore producers, where we have added Cleveland-Cliffs Inc. We also added U.S.-based paper producer Domtar Corporation as a beneficiary of a lower U.S. dollar.

The agricultural commodities sector has had the latest pulse of popularity as low inventories are creating a hoarding mentality that in turn is causing a rush of buying. Corn, wheat and rice have all spiked. This is naturally encouraging more aggressive planting by farmers and extra spending on seeds and fertilizers. Where we feel valuations

are still appealing, the Fund has been participating with seed producer E.I. du Pont de Nemours and Company, Russian fertilizer company Uralkali Group, GDR and Bunge Limited as examples.

We see energy as remaining a key theme. Emerging markets like China and India simply cannot industrialize for a higher standard of living without utilizing energy per capita in a manner similar to other industrialized nations. The problem is today they consume two barrels of oil per person per year whereas Japan and Korea are closer to fifteen. Natural gas stocks have had a good rise from oversold levels late in calendar year 2007, in our view. The Fund has not had significant direct exposure, but we think service companies like Halliburton Company stand to benefit.

Coal remains attractive, while renewable energy has been cloudy

Coal competes as an electricity input source and we continue to favor U.S.-based coal producers for their deep and undervalued asset base. We stress the importance of having access to prospective land in order to continue to grow. Leading energy producers in Russia that have government sponsorship stand out to us as offering interesting long-term prospects and Open Joint Stock Company Gazprom, ADR remains a top holding. We also continue to like the implications for growth in renewable energy like solar. This sector was a disappointment in the first calendar quarter of 2008, with declines of 50 percent. Not only did we remain invested, but we acquired more on the expectation of long-term growth. We prefer integrated players and added Renewable Energy Corporation ASA in Norway.

Our outlook

When market conditions get shakier, even long-term investors get wrapped up in short-term headlines. By definition, in the eye of a storm, the majority of the evidence must tilt to the negative, but if we peel back the proverbial onion currently putting some tears into the eyes of some, we believe that we can find a number of worthwhile opportunities. We believe there are far too many experts trying to make short-term forecasts about the latest short-term trend in the most recent "hot" commodity. We continue to advocate a position of persistent but moderated bullishness with an eye to returns over the three- to five-year period. When we consider long-term trends of aspirations in the emerging world, we feel this still offers good logic to maintaining exposure to good quality resource companies.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——— Ivy Global Natural Resources Fund, Class A Shares[1]	$71,724
— — — MSCI Commodity-Related Index	$47,471
- - - - - Lipper Natural Resources Funds Universe Average	$51,499



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class E	Class I	Class R	Class Y	Advisor Class[3]
1-year period ended 3-31-08	19.37%	21.64%	25.72%	—	—	26.31%	26.74%	27.09%
5-year period ended 3-31-08	32.47%	32.90%	33.07%	—	—	—	—	34.32%
10-year period ended 3-31-08 . . .	17.11%	16.90%	16.77%	—	—	—	—	—
Since inception of Class[4] through 3-31-08	—	—	—	—	—	25.78%	32.56%	24.09%
Cumulative return since inception of Class[4] through 3-31-08	—	—	—	17.27%	26.14%	—	—	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(3) Advisor Class shares are no longer available for investment.

(4) 4-2-07 for Class E and Class I shares, 12-29-05 for Class R shares, 7-24-03 for Class Y shares, and 4-8-99 for Advisor Class shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF
IVY GLOBAL NATURAL RESOURCES FUND

Portfolio Highlights

On March 31, 2008, Ivy Global Natural Resources Fund had net assets totaling $8,173,770,278 invested in a diversified portfolio of:

60.95%	Foreign Common Stocks
38.79%	Domestic Common Stocks
0.26%	Cash and Cash Equivalents, Corporate Debt Securities, Preferred Stocks and Unrealized Gain on Open Forward Currency Contracts

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund was invested by country and by industry, respectively, as follows:

Country Weightings



North America	**$49.07**
United States	$38.92
Canada	$ 9.35
Mexico	$ 0.80
Europe	**$21.03**
Russia	$ 7.23
Other Europe[1]	$ 6.24
Norway	$ 3.89
Germany	$ 3.67
Pacific Basin	**$11.01**
Other Pacific Basin[2]	$ 6.12
Japan	$ 4.89
South America	**$10.67**
Brazil	$10.10
Other South America[3]	$ 0.57
Bahamas/Caribbean	**$ 6.24**
Cayman Islands	$ 3.73
Other Bahamas/Caribbean[4]	$ 2.51
Other[5]	**$ 1.43**
Middle East[6]	**$ 0.42**
Cash and Cash Equivalents and Unrealized Gain Open Forward Currency Contracts	$ 0.13

(1) Includes $2.04 France, $2.18 Luxembourg, $0.25 Netherlands, $1.46 Spain and $0.31 United Kingdom.

(2) Includes $0.75 Australia, $2.02 China, $0.18 Hong Kong, $0.22 Malaysia, $1.20 Papua New Guinea, $0.14 Philippines, $0.05 Singapore, $1.10 Taiwan and $0.46 Thailand.

(3) Includes $0.57 Chile.

(4) Includes $2.09 Bermuda and $0.42 British Virgin Islands.

(5) Includes $1.43 South Africa.

(6) Includes $0.11 Cyprus and $0.31 Kazakhstan.

Sector Weightings



	Energy Stocks	$35.71
	Raw Materials Stocks	$26.23
	Capital Goods Stocks	$ 9.42
	Multi-Industry Stocks.	$ 9.32
	Shelter Stocks	$ 5.57
	Technology Stocks	$ 3.71
	Miscellaneous Stocks[7]	$ 3.45
	Business Equipment and Services Stocks	$ 3.33
	Utilities Stocks	$ 3.00
	Cash and Cash Equivalents, Corporate Debt Securities, Preferred Stocks and Unrealized Gain on Open Forward Currency Contracts.	$ 0.26

(7)Includes $2.06 Consumer Nondurables Stocks, $0.06 Financial Services Stocks, $1.19 Health Care Stocks and $0.14 Transportation Stocks.

The Investments of Ivy Global Natural Resources Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Australia – 0.75%		
Paladin Energy Ltd (A)*	10,000,000	$ 44,717,229
Sino Gold Mining Limited (A)*	2,087,617	14,251,834
Sino Gold Mining Limited (A)(B)*	289,500	1,976,371
		60,945,434
Bermuda – 2.09%		
Aquarius Platinum Limited (A)	3,800,000	56,222,835
Katanga Mining Limited (A)*	447,900	6,807,190
SeaDrill Limited (A)	2,000,000	53,609,827
Weatherford International Ltd*	750,000	54,352,500
		170,992,352
Brazil – 10.10%		
Bradespar S.A. (A)	3,602,100	97,509,403
Brasil Ecodiesel Industria e Comercio de		
Biocombustiveis e Oleos Vegetais S.A. (A)*	1,200,000	3,118,482
CESP – Companhia Energetica		
de Sao Paulo (A)*	1,500,000	25,047,017
CPFL Energia S.A. (A)	850,000	17,099,789
CPFL Energia S.A.,ADR	275,000	16,769,500
Companhia de Saneamento Basico do Estado		
de Sao Paulo-SABESP (A).	750,000	16,678,065
Companhia de Saneamento Basico do Estado		
de Sao Paulo – SABESP, ADR.	850,000	37,680,500
Companhia de Transmissao de Energia Eletrica		
Paulista (A)	423,600	9,813,267
Companhia Energetica de Minas		
Gerais – CEMIG (A)	2,010,900	36,110,708
Companhia Energetica de Minas		
Gerais – CEMIG, ADR	3,000,000	54,120,000
Companhia Vale do Rio Doce, ADR	1,500,000	51,960,000
Companhia Vale do Rio Doce, ADR	1,500,000	43,725,000
Cosan S.A. Industria e Comercio, Class A*	2,500,000	30,800,000
Petroleo Brasileiro S.A. – Petrobras, ADR	400,000	40,844,000
Suzano Bahia Sul Papel E Celulose S.A. (A)	9,917,200	149,715,979
Usinas Siderurgicas de Minas Gerais S.A. –		
USIMINA S.A. (A)	2,000,000	116,487,149
Votorantim Celulose e Papel S.A. (A)	1,000,000	28,312,532
Votorantim Celulose e Papel S.A., ADR	1,750,000	49,892,500
		825,683,891
British Virgin Islands – 0.42%		
ReneSola Ltd., ADR*	3,000,000	34,080,000

See Notes to Schedule of Investments on page 268.

The Investments of Ivy Global Natural Resources Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Canada – 9.35%		
ARISE Technologies Corporation (A)*	5,000,000	$ 9,255,200
Agnico-Eagle Mines Limited (A).	1,000,000	67,826,002
Aquiline Resources Inc. (A)*	1,752,300	15,176,528
Cameco Corporation (A)	4,000,000	131,871,986
Ferus Trust (B)(C)*	615,000	1,605,728
First Quantum Minerals Ltd. (A)	700,000	56,766,525
First Uranium Corporation (A)*	600,000	4,454,187
Gerdau Ameristeel Corporation	2,884,700	40,703,117
IAMGOLD Corporation (A).	6,910,900	51,236,737
Kinross Gold Corporation (A).	1,500,000	33,464,855
Nexen Inc. (A).	2,500,000	74,187,734
Pason Systems Inc. (A)	2,534,600	37,286,239
Silver Wheaton Corp. (A)*	8,000,000	124,156,072
Trican Well Service Ltd. (A)	3,500,000	73,276,828
UTS Energy Corporation (A)*	6,250,000	31,845,195
Uranium Participation Corporation (A)(B)*.	785,000	7,303,571
Xtreme Coil Drilling Corp. (A)(B)*.	576,000	4,208,680
		764,625,184
Cayman Islands – 3.73%		
China High Speed Transmission Equipment		
Group Co., Ltd. (A)*	14,000,000	20,399,221
Noble Corporation	3,000,000	149,010,000
Transocean Inc.	1,000,000	135,200,000
		304,609,221
Chile – 0.57%		
Sociedad Quimica y Minera		
de Chile S.A., ADR	2,000,000	**46,760,000**
China – 2.02%		
JA Solar Holdings Co., Ltd., ADR*.	2,000,000	37,090,000
Yingli Green Energy Holding Company		
Limited, ADR*	7,500,000	128,250,000
		165,340,000
Cyprus – 0.11%		
Buried Hill Energy (Cyprus) Public		
Company Limited (A)(B)(C)*.	3,335,000	**9,338,000**
France – 2.04%		
Saft Groupe SA (A)	150,000	5,917,968
Schneider Electric SA (A)	400,000	51,757,945
Vallourec (A).	450,000	109,244,407
		166,920,320

See Notes to Schedule of Investments on page 268.

The Investments of Ivy Global Natural Resources Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Germany – 3.67%		
Q-Cells AG (A)*	1,000,000	$ 100,629,924
SGL Carbon AG (A)*	2,450,000	155,801,140
Siemens AG (A)	400,000	43,693,658
		300,124,722
Hong Kong – 0.18%		
Guangdong Investment Limited (A)	30,000,000	14,917,798
Japan – 4.89%		
IBIDEN CO., LTD. (A)	2,000,000	78,651,685
NGK INSULATORS, LTD. (A)	3,527,900	62,431,938
Shin-Etsu Chemical Co., Ltd. (A)	5,000,000	258,326,645
		399,410,268
Kazakhstan – 0.31%		
Joint Stock Company KazMunaiGas Exploration		
Production, GDR (A)*	1,000,000	25,050,000
Luxembourg – 2.18%		
Tenaris S.A., ADR	2,500,000	124,625,000
Ternium S.A., ADR	1,500,000	53,820,000
		178,445,000
Malaysia – 0.22%		
Kuala Lumpur Kepong Berhad (A)	3,500,000	17,727,060
Mexico – 0.80%		
Cemex, S.A. de C.V., ADR*	2,500,000	65,300,000
Netherlands – 0.25%		
AMG Advanced Metallurgical Group N.V. (A)*	250,000	20,129,142
Norway – 3.89%		
Aker Kvaerner ASA(A)	2,000,000	45,558,534
Renewable Energy Corporation ASA (A)*	9,757,000	272,073,601
		317,632,135
Papua New Guinea – 1.20%		
Lihir Gold Limited (A)*	30,000,000	98,427,176
Philippines – 0.14%		
PNOC Energy Development Corporation (A)	80,000,000	11,299,976
Russia – 7.23%		
OAO LUKOIL, ADR	1,000,000	85,800,000
OJSC Oil Company, Rosneft GDR (A)	10,000,000	90,500,000
Open Joint Stock Company Gazprom, ADR (A)	7,000,000	354,550,000
Uralkali Group, GDR (A)*	1,456,300	59,708,300
		590,558,300

See Notes to Schedule of Investments on page 268.

The Investments of Ivy Global Natural Resources Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Singapore – 0.05%		
Bio-Treat Technology Limited (A)	10,000,000	$ 3,668,858
South Africa – 1.43%		
Impala Platinum Holdings Limited (A)	2,500,000	96,485,820
Mvelaphanda Resources Limited (A)*	2,000,000	15,533,909
Simmer and Jack Mines, Limited (A)*	7,500,000	4,808,878
		116,828,607
Spain – 1.46%		
ACCIONA, S.A. (A)	400,000	107,134,399
Gamesa Corporacion Tecnologica, S.A. (A)	274,300	12,515,227
		119,649,626
Taiwan – 1.10%		
Epistar Corporation (A)	20,000,000	56,024,622
Everlight Electronics Co., Ltd (A)	10,000,000	33,904,442
		89,929,064
Thailand – 0.46%		
Thai Oil Public Company Limited (A)	17,000,000	37,795,776
United Kingdom – 0.31%		
Pangea DiamondFields plc (A)(B)*	2,150,000	2,133,487
Randgold Resources Limited, ADR	500,000	23,175,000
		25,308,487
United States – 38.79%		
Allegheny Technologies Incorporated	2,340,000	166,982,400
Andersons, Inc. (The)	750,000	33,427,500
Boardwalk Pipeline Partners, LP	750,000	18,457,500
Bunge Limited	750,000	65,160,000
CONSOL Energy Inc.	3,500,000	242,165,000
Celanese Corporation, Series A	750,000	29,287,500
Cleveland-Cliffs Inc	1,200,000	143,784,000
Commercial Metals Company	268,350	8,042,449
Complete Production Services, Inc.*	2,738,400	62,818,896
Copano Energy, L.L.C., Units.	650,000	22,200,750
Cytec Industries Inc.	400,000	21,540,000
Domtar Corporation*	25,000,000	170,750,000
E.I. du Pont de Nemours and Company	1,305,000	61,021,800
Energy Transfer Partners, L.P.	1,000,000	45,670,000
First Solar, Inc.*	400,000	92,332,000
General Electric Company	4,750,000	175,797,500
Halliburton Company	4,400,000	173,052,000
Helix Energy Solutions Group, Inc.*.	2,000,000	63,000,000
Hercules Incorporated	3,650,000	66,758,500
Hornbeck Offshore Services, Inc.*.	675,000	30,827,250

See Notes to Schedule of Investments on page 268.

The Investments of Ivy Global Natural Resources Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
International Paper Company	2,070,000	$ 56,304,000
Marathon Oil Corporation.	1,500,000	68,400,000
Peabody Energy Corporation.	4,900,000	249,900,000
Penn Virginia Corporation	750,000	33,067,500
Plains All American Pipeline, L.P.	750,000	35,655,000
Praxair, Inc.	1,250,000	105,287,500
Rock-Tenn Company, Class A	711,900	21,335,643
Rockwood Holdings, Inc.*	3,500,000	114,695,000
Schlumberger Limited	1,053,300	91,637,100
Smith International, Inc.	3,500,000	224,805,000
Sunoco, Inc.	2,900,000	152,163,000
SunPower Corporation, Class A*.	1,300,000	96,752,500
Superior Energy Services, Inc.*.	1,454,800	57,639,176
Tesoro Corporation.	2,900,000	87,000,000
W-H Energy Services, Inc.*	750,000	51,637,500
Williams Partners L.P.	1,000,000	31,500,000
		3,170,853,964

TOTAL COMMON STOCKS – 99.74%   **$8,152,350,361**

(Cost: $7,038,495,708)

PREFERRED STOCKS – 0.13%

United States
Konarka Technologies, Inc.,
    8.0% Cumulative (B)(C)*   3,500,000   **$ 10,850,000**
(Cost: $10,850,000)

CORPORATE DEBT SECURITIES – 0.08%	Principal Amount in Thousands	
Brazil		
Bahia Sul Celulose S.A.,		
8.6141%, 12–1–12 (B)(C)(D)(E).	BRL10,692	**$ 6,093,349**
(Cost: $5,205,851)		

See Notes to Schedule of Investments on page 268.

The Investments of Ivy Global Natural Resources Fund

March 31, 2008

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.00%	Face Amount in Thousands	Value
British Pound, 5–7–08 (short) (D)	GBP8,100	$ (152,518)
British Pound, 6–18–08 (short) (D)	6,700	119,269
Canadian Dollar, 4–9–08 (short) (D)	CAD71,500	1,752,657
Canadian Dollar, 4–16–08 (short) (D)	87,500	948,112
Canadian Dollar, 4–23–08 (short) (D)	91,000	2,447,232
Canadian Dollar, 5–7–08 (short) (D)	62,000	1,493,618
Canadian Dollar, 5–28–08 (short) (D)	45,000	1,675,694
Canadian Dollar, 6–4–08 (short) (D)	52,660	1,710,272
Euro, 4–9–08 (short) (D)	EUR22,950	(2,471,043)
Euro, 4–23–08 (short) (D)	40,000	(4,160,618)
Euro, 4–30–08 (short) (D)	45,000	(910,701)
Euro, 6–25–08 (short) (D)	22,950	55,593
Euro, 5–7–08 (short) (D)	24,000	(2,758,141)
Euro, 5–14–08 (short) (D)	22,950	(2,470,047)
Euro, 5–22–08 (short) (D)	22,950	(2,465,942)
Euro, 6–4–08 (short) (D)	45,000	(963,578)
Euro, 6–11–08 (short)(D)	40,000	(841,178)
South African Rand, 4–9–08 (short) (D)	ZAR10,000	190,956
South African Rand, 4–16–08 (short) (D)	147,500	2,080,303
South African Rand, 4–23–08 (short) (D)	130,000	1,228,293
South African Rand, 4–30–08 (short) (D)	130,000	1,200,995
South African Rand, 5–7–08 (short) (D)	162,500	1,562,910
South African Rand, 5–14–08 (short) (D)	131,150	411,217
South African Rand, 5–22–08 (short) (D)	119,000	739,397
South African Rand, 6–19–08 (short) (D)	150,000	(160,574)
		$ 262,178

TOTAL INVESTMENT SECURITIES – 99.95%	**$8,169,555,888**
(Cost: $7,054,551,559)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.05%	**4,214,390**
NET ASSETS – 100.00%	**$8,173,770,278**

See Notes to Schedule of Investments on page 268.

The Investments of Ivy Global Natural Resources Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $43,509,186 or 0.53% of net assets.

(C) Securities valued in good faith by the Valuation Committee subject to the supervision of the Board of Trustees.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CAD – Canadian Dollar, EUR – Euro, GBP – British Pound, ZAR – South African Rand).

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY GLOBAL NATURAL RESOURCES FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $7,054,552) (Notes 1 and 3). . . .	$8,169,556
Cash denominated in foreign currencies (cost – $68,810)	69,506
Receivables:	
Investment securities sold.	84,501
Fund shares sold.	24,763
Dividends and interest.	12,716
Prepaid and other assets	96
Total assets	8,361,138

LIABILITIES

Payable for investment securities purchased	146,554
Payable to Fund shareholders	22,278
Due to custodian.	7,079
Accrued management fee (Note 2)	5,488
Accrued service fee (Note 2)	2,742
Accrued shareholder servicing (Note 2).	1,509
Accrued distribution fee (Note 2)	49
Accrued accounting services fee (Note 2)	15
Accrued administrative fee (Note 2)	8
Other.	1,646
Total liabilities	187,368
Total net assets.	$8,173,770

See Notes to Financial Statements.

Statement of Assets and Liabilities

IVY GLOBAL NATURAL RESOURCES FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)   *(Continued)*

NET ASSETS

Capital paid in (shares authorized – unlimited)	$6,415,781
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(86,577)
Accumulated undistributed net realized gain on investment	
transactions	729,546
Net unrealized appreciation in value of investments.	1,115,020
Net assets applicable to outstanding units of capital.	$8,173,770
Net asset value per share (net assets divided by shares outstanding):	
Class A	$36.53
Class B	$34.27
Class C	$33.47
Class E	$36.41
Class I	$36.74
Class R	$36.30
Class Y	$36.62
Advisor Class	$36.16
Capital shares outstanding:	
Class A	141,450
Class B	10,070
Class C	52,261
Class E	83
Class I	1,946
Class R	678
Class Y	22,189
Advisor Class	10

See Notes to Financial Statements.

Statement of Operations

IVY GLOBAL NATURAL RESOURCES FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):		
Dividends (net of foreign withholding taxes of $6,317)	$	89,147
Interest and amortization (net of foreign withholding taxes of $78) . . .		11,782
Total income		100,929
Expenses (Note 2):		
Investment management fee		57,406
Service fee:		
Class A		11,109
Class B		860
Class C		3,917
Class R		31
Class Y		1,455
Distribution fee:		
Class A		517
Class B		2,515
Class C		11,752
Class E		4
Class R		31
Shareholder servicing:		
Class A		7,196
Class B		665
Class C		2,034
Class E		18
Class I		59
Class R		25
Class Y		891
Advisor Class		—*
Custodian fees		1,932
Accounting services fee		174
Administrative fee		100
Legal fees		86
Audit fees		28
Other		2,114
Total		104,919
Less expenses in excess of voluntary limit (Note 2)		(317)
Total expenses		104,602
Net investment loss		(3,673)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY GLOBAL NATURAL RESOURCES FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands) *(Continued)*

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	$1,341,905
Realized net loss on forward currency contracts	(74,474)
Realized net loss on foreign currency transactions	(4,314)
Realized net gain on investments	1,263,117
Unrealized appreciation in value of securities during the period	166,827
Unrealized appreciation in value of forward currency contracts during the period	4,052
Unrealized appreciation in value of foreign currency exchange transactions during the period.	57
Unrealized appreciation in value of investments during the period	170,936
Net gain on investments.	1,434,053
Net increase in net assets resulting from operations	$1,430,380

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY GLOBAL NATURAL RESOURCES FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment income (loss)	$ (3,673)	$ 14,992
Realized net gain on investments	1,263,117	369,398
Unrealized appreciation.	170,936	225,771
Net increase in net assets resulting from operations.	1,430,380	610,161
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(65,248)	(14,592)
Class B	(695)	(—)
Class C	(7,927)	(—)
Class E	(18)	NA
Class I	(846)	NA
Class R	(226)	(4)
Class Y	(11,854)	(1,219)
Advisor Class	(7)	(2)
Realized gains on investment transactions:		
Class A	(404,076)	(261,685)
Class B	(30,582)	(23,885)
Class C	(149,863)	(96,422)
Class E	(168)	NA
Class I	(3,528)	NA
Class R	(1,246)	(115)
Class Y	(56,028)	(17,486)
Advisor Class	(30)	(28)
	(732,342)	(415,438)
Capital share transactions (Note 5)	2,390,679	1,406,805
Total increase	3,088,717	1,601,528
NET ASSETS		
Beginning of period.	5,085,053	3,483,525
End of period.	$8,173,770	$5,085,053
Undistributed net investment income (loss)	$ (86,577)	$ 4,963

(1)See "Financial Highlights" on pages 274 - 281.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	**2007**	**2006**	**2005**	**3-31-04**	**12-31-03**
Net asset value, beginning of period.......	$31.67	$30.13	$22.65	$17.63	$16.69	$11.50
Income (loss) from investment operations:						
Net investment income (loss)	0.05[1]	0.17[1]	0.12	(0.04)	0.03	0.10
Net realized and unrealized gain on investments	8.54[1]	4.40[1]	8.88	5.06	0.91	5.14
Total from investment operations..............	8.59	4.57	9.00	5.02	0.94	5.24
Less distributions from:						
Net investment income....	(0.52)	(0.16)	(0.00)	(0.00)*	(0.00)	(0.05)
Capital gains	(3.21)	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)
Total distributions...........	(3.73)	(3.03)	(1.52)	(0.00)*	(0.00)	(0.05)
Net asset value, end of period............	$36.53	$31.67	$30.13	$22.65	$17.63	$16.69
Total return[2]	26.65%	15.47%	40.76%	28.50%	5.63%	45.61%
Net assets, end of period (in millions).............	$5,168	$3,360	$2,343	$895	$192	$95
Ratio of expenses to average net assets	1.27%	1.31%	1.40%	1.55%	1.65%[3]	1.89%
Ratio of net investment income (loss) to average net assets	0.14%	0.57%	0.73%	–0.52%	–0.80%[3]	–0.66%
Portfolio turnover rate	142%	106%	104%	110%	29%	58%

*Not shown due to rounding.
(1)Based on average shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period.......	$29.78	$28.57	$21.72	$17.04	$16.16	$11.19
Income (loss) from investment operations:						
Net investment income (loss)	(0.23)[1]	(0.05)	0.03	(0.04)	(0.01)	(0.06)
Net realized and unrealized gain on investments	8.00[1]	4.13	8.34	4.72	0.89	5.03
Total from investment operations..............	7.77	4.08	8.37	4.68	0.88	4.97
Less distributions from:						
Net investment income....	(0.07)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(3.21)	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)
Total distributions...........	(3.28)	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)
Net asset value, end of period............	$34.27	$29.78	$28.57	$21.72	$17.04	$16.16
Total return	25.64%	14.55%	39.59%	27.46%	5.45%	44.42%
Net assets, end of period (in millions).............	$345	$272	$223	$110	$30	$21
Ratio of expenses to average net assets	2.07%	2.12%	2.23%	2.39%	2.42%[2]	2.90%
Ratio of net investment loss to average net assets	−0.64%	−0.24%	−0.10%	−1.35%	−1.59%[2]	−1.54%
Portfolio turnover rate	142%	106%	104%	110%	29%	58%

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND

Class C Shares

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	2007	2006	2005	3-31-04	12-31-03
Net asset value, beginning of period	$29.19	$28.04	$21.32	$16.72	$15.86	$10.97
Income (loss) from investment operations:						
Net investment income (loss)	(0.20)[1]	(0.03)	0.02	(0.09)	0.00	0.04
Net realized and unrealized gain on investments	7.86[1]	4.05	8.22	4.69	0.86	4.85
Total from investment operations	7.66	4.02	8.24	4.60	0.86	4.89
Less distributions from:						
Net investment income	(0.17)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(3.21)	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)
Total distributions	(3.38)	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$33.47	$29.19	$28.04	$21.32	$16.72	$15.86
Total return	25.72%	14.65%	39.72%	27.51%	5.42%	44.58%
Net assets, end of period (in millions)	$1,749	$1,138	$801	$312	$64	$34
Ratio of expenses to average net assets	1.99%	2.04%	2.15%	2.31%	2.38%[2]	2.65%
Ratio of net investment loss to average net assets	–0.58%	–0.16%	–0.02%	–1.28%	–1.54%[2]	–1.48%
Portfolio turnover rate	142%	106%	104%	110%	29%	58%

(1)Based on average shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$32.00
Income (loss) from investment operations:	
Net investment income	0.03
Net realized and unrealized gain on investments	7.94
Total from investment operations	7.97
Less distributions from:	
Net investment income	(0.35)
Capital gains	(3.21)
Total distributions	(3.56)
Net asset value, end of period	$36.41
Total return[2]	24.42%
Net assets, end of period (in millions)	$3
Ratio of expenses to average net assets	2.29%[3]
Ratio of net investment loss to average net assets	−1.02%[3]
Portfolio turnover rate	142%[4]

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$32.16
Income from investment operations:	
Net investment income	0.05[2]
Net realized and unrealized gain on investments	8.51[2]
Total from investment operations	8.56
Less distributions from:	
Net investment income	(0.77)
Capital gains	(3.21)
Total distributions	(3.98)
Net asset value, end of period	$36.74
Total return	26.14%
Net assets, end of period (in millions)	$71
Ratio of expenses to average net assets	1.00%[3]
Ratio of net investment income to average net assets	0.30%[3]
Portfolio turnover rate	142%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,		For the period from 12-29-05[1] to
	2008	**2007**	**3-31-06**
Net asset value, beginning of period	$31.62	$30.10	$26.11
Income from investment operations:			
Net investment income	0.24	0.05[2]	0.06
Net realized and unrealized gain on investments.	8.23	4.44[2]	3.93
Total from investment operations	8.47	4.49	3.99
Less distributions from:			
Net investment income	(0.58)	(0.10)	(0.00)
Capital gains	(3.21)	(2.87)	(0.00)
Total distributions	(3.79)	(2.97)	(0.00)
Net asset value, end of period	$36.30	$31.62	$30.10
Total return	26.31%	15.20%	15.28%
Net assets, end of period (in thousands)	$24,623	$3,893	$115
Ratio of expenses to average net assets.	1.55%	1.58%	1.69%[3]
Ratio of net investment income (loss) to average net assets	−0.22%	0.23%	0.82%[3]
Portfolio turnover rate.	142%	106%	104%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the 12 months ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the period from 7-24-03[1] to 12-31-03
	2008	**2007**	**2006**	**2005**		
Net asset value, beginning of period.......	$31.84	$30.27	$22.70	$17.66	$16.70	$12.60
Income (loss) from investment operations:						
Net investment income (loss).........	0.17	0.21[2]	0.24[2]	(0.02)	0.01	0.00
Net realized and unrealized gain on investments.......	8.50	4.43[2]	8.85[2]	5.13	0.95	4.16
Total from investment operations..............	8.67	4.64	9.09	5.11	0.96	4.16
Less distributions from:						
Net investment income....	(0.68)	(0.20)	(0.00)	(0.07)	(0.00)	(0.06)
Capital gains.............	(3.21)	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)
Total distributions...........	(3.89)	(3.07)	(1.52)	(0.07)	(0.00)	(0.06)
Net asset value, end of period............	$36.62	$31.84	$30.27	$22.70	$17.66	$16.70
Total return................	26.74%	15.63%	41.07%	28.98%	5.75%	33.03%
Net assets, end of period (in millions).............	$813	$311	$116	$21	$4	$1
Ratio of expenses to average net assets including reimbursement..........	1.20%[4]	1.20%[4]	1.20%[4]	1.20%[4]	1.20%[3][4]	1.39%[3]
Ratio of net investment income (loss) to average net assets including reimbursement..	0.16%[4]	0.66%[4]	0.91%[4]	–0.19%[4]	–0.35%[3][4]	–0.54%[3]
Ratio of expenses to average net assets excluding reimbursement..........	1.26%[4]	1.27%[4]	1.35%[4]	1.48%[4]	1.63%[3][4]	1.39%[3][5]
Ratio of net investment income (loss) to average net assets excluding reimbursement..	0.11%[4]	0.59%[4]	0.76%[4]	–0.47%[4]	–0.79%[3][4]	–0.54%[3][5]
Portfolio turnover rate.......	142%	106%	104%	110%	29%	58%[6]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) See Note 2.
(5) There was no waiver of expenses during the period.
(6) For the 12 months ended December 31, 2003.

See Notes to Financial Statements.

Financial Highlights

IVY GLOBAL NATURAL RESOURCES FUND
Advisor Class Shares[1]
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 12-31-03
	2008	2007	2006	2005		
Net asset value, beginning of period.......	$31.48	$29.92	$22.45	$17.47	$16.54	$11.43
Income (loss) from investment operations:						
Net investment income (loss)	0.26	0.31	0.13	(0.14)	(0.03)	(0.58)
Net realized and unrealized gain on investments	8.43	4.34	8.86	5.14	0.96	5.78
Total from investment operations..............	8.69	4.65	8.99	5.00	0.93	5.20
Less distributions from:						
Net investment income....	(0.80)	(0.22)	(0.00)	(0.02)	(0.00)	(0.09)
Capital gains	(3.21)	(2.87)	(1.52)	(0.00)	(0.00)	(0.00)
Total distributions	(4.01)	(3.09)	(1.52)	(0.02)	(0.00)	(0.09)
Net asset value, end of period.	$36.16	$31.48	$29.92	$22.45	$17.47	$16.54
Total return	27.09%	15.86%	41.09%	28.63%	5.62%	45.55%
Net assets, end of period (in thousands)	$375	$322	$368	$476	$512	$484
Ratio of expenses to average net assets	0.93%	0.95%	1.25%	1.47%	1.57%[2]	2.19%
Ratio of net investment income (loss) to average net assets	0.52%	0.94%	0.97%	−0.36%	−0.74%[2]	−0.41%
Portfolio turnover rate	142%	106%	104%	110%	29%	58%

(1)See Note 5 to financial statements.
(2)Annualized.

See Notes to Financial Statements.

Managers' Discussion of
Ivy Real Estate Securities Fund

March 31, 2008




Ivy Real Estate Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, Joseph R. Betlej, CFA, and Lowell R. Bolken, the Fund's portfolio managers, discuss positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Betlej has managed the Fund since its inception and has 23 years of industry experience. Mr. Bolken has managed the Fund for two years and has 18 years of industry experience.



This diagram shows the Fund's equity investment style and the size of companies in the Fund, as measured by market capitalization. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund fell 18.13 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008. By comparison, the Dow Jones Wilshire Real Estate Securities Index (an unmanaged group of securities generally representative of the commercial real estate market) fell 18.95 percent for the fiscal year, while the Lipper Real Estate Funds Universe Average (a group of funds with similar investment objectives) decreased 18.73 percent. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Housing market concerns spread to commercial properties

The seven-year bull run for real estate securities ended this past fiscal year. At the outset of the period, the weak housing market and growing delinquencies in the residential mortgage market began to influence commercial real estate. The initial reaction was an increased cost of borrowing for commercial real estate, better reflecting the risk of investing in commercial mortgages. As the market came off what could be described as one of the best financing environments, real estate values that had benefited from aggressive financing began to decline. The effect, however, was muted until June and July of 2007, when much-publicized hedge fund and collateralized debt obligations collapsed, causing lenders to finance significantly less against the value of commercial real estate. This "de-leveraging" exacerbated the decline in prices of real estate investment trust (REIT) stocks, but had little effect on commercial property values at that point, as few transactions occurred to document a decline.

Later in 2007, when banks and other financial institutions began recognizing significant write-downs on their loan portfolios, the financing markets virtually closed. It was not until significant financial stimulus by the Federal Reserve Board and other governmental authorities in early 2008 that investors became more confident in the financing markets and commercial real estate valuations. This change allowed for a slight rebound in the stock valuations at the end of the Fund's fiscal year.

During the significant decline in the financial markets in the past year, fundamentals for commercial real estate remained solid. Occupancies remained essentially flat and rental rate growth continued for most property types. Delinquencies of greater than 60 days for commercial real estate loans remained at historic lows of around 0.3 percent, compared with levels exceeding 20 percent for subprime residential mortgages.

The disparity between the public and private markets for commercial real estate widened, and many investors saw the environment as beneficial for mergers and acquisitions. A number of hotel companies as well as other property types were acquired while the window for acquisition financing was still open.

Best performing property types for the year were health care (recognized as defensive), hotel managers and franchisers (merger-and-acquisition influence) and apartments and self-storage companies (beneficiaries of a weakened housing economy). Weaker performers included REIT hotels (expected margin declines), office companies (weakening demand and jobs market) and regional malls (weakening tenants and consumer).

Portfolio positioned as defensive

With the financial market's influence on property and stock valuations, the portfolio became decidedly more defensive as the year progressed. Defensive property types such as health care real estate and grocery-anchored shopping centers were increasingly favored. Apartment and self-storage companies were increased as they benefited from weakness in the housing market. Cash levels in the portfolio were raised in an effort to take advantage of the increasing volatility in the market. Companies that had higher quality balance sheets – giving them the opportunity to skirt difficulties and take advantage of market opportunities – were favored. As the sell-off in the stocks persisted, even the quality names sold off. The markets provided a number of opportunities to buy stocks that had been trading at significant discounts to their underlying assets.

Our outlook

The slide in real estate stock prices of the past year was contrary to the solid earnings growth that these companies continued to demonstrate. In our opinion, the stock prices reflected more of a weakness in the capital

Top 10 Equity Holdings as of March 31, 2007	March 31, 2008
Simon Property Group, Inc.	Simon Property Group, Inc.
ProLogis	ProLogis
Vornado Realty Trust	Vornado Realty Trust
Boston Properties, Inc.	Public Storage, Inc.
Host Hotels & Resorts, Inc.	Boston Properties, Inc.
Public Storage, Inc.	Kimco Realty Corporation
Archstone-Smith Trust	Essex Property Trust, Inc.
Brookfield Properties Corporation	Equity Residential
Equity Residential	Macerich Company (The)
AvalonBay Communities, Inc.	General Growth Properties, Inc.

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

markets, particularly debt financing. The lower stock prices, in turn, helped to reduce valuation multiples to more reasonable levels. Aggressive moves by the Fed and other governmental entities appear to have eased the financing crisis somewhat. We believe there will, however, be a residual effect from the feeble financial markets on future earnings, corporate decision making and job growth – all of which look to affect the quality of the real estate markets. We feel office company earnings are most suspect, particularly those owning buildings serving tenants in the financial sector; we believe weakening demand will negatively influence the rental rate growth that drove this sector in recent times. Hotels potentially could see tough times if corporate earnings weakness cuts budgets for the business traveler. If consumers lose confidence in the job market, the resulting headlines likely will affect sentiment in retail property companies, but should have little effect, in our view, on earnings in the near term due to the long-term nature of leases in these properties.

Finally, the modest growth in the economy could be a positive for REITs, because current pricing for real estate stocks assumes a fairly dramatic slowdown in earnings and considerable defaults in commercial real estate mortgage loans.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Ivy Real Estate Securities Fund, Class A Shares[1]	$31,515
— — —	Dow Jones Wilshire Real Estate Securities Index[2]	$35,459
- - - - -	Lipper Real Estate Funds Universe Average[2]	$33,857



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of February 28, 1999.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Average Annual Total Return[3]

	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-08	−22.83%	−21.94%	−18.84%	—	—	−18.12%	−17.89%
5-year period ended 3-31-08	16.12%	—	—	—	—	—	—
10-year period ended 3-31-08 . . .	—	—	—	—	—	—	—
Since inception of Class[4] through 3-31-08	13.44%	11.01%	11.57%	—	—	3.80%	12.74%
Cumulative return since inception of Class[4] through 3-31-08	—	—	—	−24.17%	−18.17%	—	—

[3] Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

[4] 2-25-99 for Class A shares, 12-8-03 for Class B, Class C and Class Y shares, 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Real Estate Securities Fund merged into the Ivy Real Estate Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Real Estate Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Real Estate Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Real Estate Securities Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY REAL ESTATE SECURITIES FUND

Portfolio Highlights

On March 31, 2008, Ivy Real Estate Securities Fund had net assets totaling $400,226,631 invested in a diversified portfolio of:

92.47%	Domestic Common Stocks
5.72%	Cash and Cash Equivalents
1.81%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Shelter Stocks	$89.83
Cash and Cash Equivalents.	$ 5.72
Miscellaneous Stocks[1]	$ 2.30
Business Equipment and Services Stocks	$ 2.15

[1]Includes $0.95 Consumer Services Stocks, $0.33 Energy Stocks, $0.74 Multi-Industry Stocks and $0.28 Utilities Stocks.

The Investments of Ivy Real Estate Securities Fund

March 31, 2008

COMMON STOCKS	Shares	Value
Business Equipment and Services – 2.15%		
Brookfield Properties Corporation	375,200	$ 7,245,112
Forest City Enterprises, Inc., Class A	36,778	1,353,430
		8,598,542
Coal – 0.33%		
Sun Healthcare Group, Inc.	99,900	**1,314,184**
Hotels and Gaming – 0.95%		
Gaylord Entertainment Company	43,200	1,308,528
Marriott International, Inc., Class A	72,800	2,501,408
		3,809,936
Multiple Industry – 0.74%		
Cogdell Spencer Inc.	51,600	811,152
DuPont Fabros Technology, Inc.	129,600	2,137,104
		2,948,256
Real Estate Investment Trust – 89.83%		
AMB Property Corporation.	177,100	9,637,782
Acadia Realty Trust	127,500	3,079,125
Alexandria Real Estate Equities, Inc.	67,400	6,249,328
American Campus Communities, Inc.	141,213	3,863,588
Apartment Investment and Management Company,		
Class A	107,317	3,843,022
AvalonBay Communities, Inc.	109,900	10,607,548
BRE Properties, Inc., Class A	77,500	3,530,900
BioMed Realty Trust, Inc.	109,112	2,606,686
Boston Properties, Inc.	178,600	16,443,702
Camden Property Trust	81,600	4,096,320
Corporate Office Properties Trust	193,487	6,503,098
Cousins Properties Incorporated	50,400	1,245,384
Developers Diversified Realty Corporation	163,000	6,826,440
Digital Realty Trust, Inc.	217,200	7,710,600
Douglas Emmett, Inc.	276,197	6,092,906
EastGroup Properties, Inc.	61,100	2,838,706
Entertainment Properties Trust	40,500	1,997,865
Equity Residential	281,400	11,675,286
Essex Property Trust, Inc.	103,800	11,831,124
Extra Space Storage Inc.	88,600	1,434,434
Federal Realty Investment Trust.	96,300	7,506,585
General Growth Properties, Inc.	284,932	10,875,854
Gramercy Capital Corp.	81,000	1,695,330

See Notes to Schedule of Investments on page 290.

The Investments of Ivy Real Estate Securities Fund

March 31, 2008

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust (Continued)		
Health Care Property Investors, Inc.	252,200	$ 8,526,882
Health Care REIT, Inc.	109,300	4,932,709
Healthcare Realty Trust Incorporated	91,400	2,390,110
Hersha Hospitality Trust	220,500	1,991,115
Home Properties, Inc.	39,800	1,910,002
Host Hotels & Resorts, Inc.	559,647	8,909,580
iStar Financial Inc.	85,500	1,199,565
Kilroy Realty Corporation	120,800	5,932,488
Kimco Realty Corporation	311,700	12,209,289
LaSalle Hotel Properties	112,800	3,240,744
Liberty Property Trust	123,600	3,845,196
Macerich Company (The)	156,200	10,976,174
Maguire Properties, Inc.	91,500	1,309,365
Mid-America Apartment Communities, Inc.	68,600	3,419,024
National Retail Properties, Inc.	132,600	2,923,830
Nationwide Health Properties, Inc.	150,700	5,086,125
PS Business Parks, Inc.	82,500	4,281,750
ProLogis	471,265	27,738,658
Public Storage, Inc.	201,500	17,856,930
Regency Centers Corporation	114,000	7,382,640
SL Green Realty Corp.	91,000	7,413,770
Simon Property Group, Inc.	334,016	31,033,427
Strategic Hotels & Resorts, Inc.	72,100	946,673
Tanger Factory Outlet Centers, Inc.	68,400	2,631,348
Taubman Centers, Inc.	118,400	6,168,640
UDR, Inc.	110,300	2,704,556
Ventas, Inc.	193,895	8,707,824
Vornado Realty Trust	221,000	19,052,410
Washington Real Estate Investment Trust	78,100	2,610,102
		359,522,539
Utilities – Telephone – 0.28%		
Crown Castle International Corp.*	33,100	**1,141,619**
TOTAL COMMON STOCKS – 94.28%		**$377,335,076**
(Cost: $321,639,644)		

See Notes to Schedule of Investments on page 290.

The Investments of Ivy Real Estate Securities Fund

March 31, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Beverages – 1.36%		
Coca-Cola Company (The),		
2.2%, 4–14–08	$ 3,000	$ 2,997,617
PepsiCo, Inc.,		
2.16%, 4–30–08	2,454	2,449,730
		5,447,347
Capital Equipment – 1.00%		
Illinois Tool Works Inc.,		
2.35%, 4–1–08	4,000	4,000,000
Forest and Paper Products – 2.50%		
Kimberly-Clark Worldwide Inc.,		
2.18%, 4–8–08	10,000	9,995,761
Total Commercial Paper – 4.86%		19,443,108
United States Government Agency Obligations – 1.36%		
Federal Home Loan Bank,		
1.5%, 4–1–08	5,461	5,461,000
TOTAL SHORT-TERM SECURITIES – 6.22%		$ 24,904,108
(Cost: $24,904,108)		
TOTAL INVESTMENT SECURITIES – 100.50%		$402,239,184
(Cost: $346,543,752)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.50%)		(2,012,553)
NET ASSETS – 100.00%		$400,226,631

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY REAL ESTATE SECURITIES FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $346,544) (Notes 1 and 3)	$402,239
Cash	52
Receivables:	
Investment securities sold	1,646
Dividends and interest	1,496
Fund shares sold	644
Prepaid and other assets	39
Total assets	406,116

LIABILITIES

Payable for investment securities purchased	3,786
Payable to Fund shareholders	1,490
Accrued management fee (Note 2)	299
Accrued shareholder servicing (Note 2)	164
Accrued service fee (Note 2)	61
Accrued accounting services fee (Note 2)	11
Accrued distribution fee (Note 2)	1
Other	77
Total liabilities	5,889
Total net assets	$400,227

NET ASSETS

Capital paid in (shares authorized – unlimited)	$349,548
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	1,132
Accumulated undistributed net realized loss on investment transactions	(6,148)
Net unrealized appreciation in value of investments	55,695
Net assets applicable to outstanding units of capital	$400,227

Net asset value per share (net assets divided by shares outstanding):

Class A	$19.34
Class B	$19.15
Class C	$19.22
Class E	$19.36
Class I	$19.43
Class R	$19.35
Class Y	$19.35

Capital shares outstanding:

Class A	13,071
Class B	657
Class C	687
Class E	22
Class I	62
Class R	9
Class Y	6,191

See Notes to Financial Statements.

Statement of Operations

IVY REAL ESTATE SECURITIES FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $60)	$ 12,360
Interest and amortization.	460
Total income..	12,820
Expenses (Note 2):	
Investment management fee................................	4,738
Shareholder servicing:	
Class A	1,320
Class B	115
Class C	91
Class E	5
Class I	3
Class R	—*
Class Y	256
Service fee:	
Class A	751
Class B	43
Class C	47
Class R	—*
Class Y	423
Distribution fee:	
Class A	47
Class B	127
Class C	142
Class E	1
Class R	—*
Accounting services fee	153
Registration fees	110
Custodian fees..	31
Audit fees..	15
Legal fees	10
Other	189
Total expenses	8,617
Net investment income..............................	4,203

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	15,420
Unrealized depreciation in value of investments during the period	(134,861)
Net loss on investments..................................	(119,441)
Net decrease in net assets resulting from operations	$(115,238)

*Not shown due to rounding

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY REAL ESTATE SECURITIES FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 4,203	$ 3,791
Realized net gain on investments	15,420	36,618
Unrealized appreciation (depreciation)	(134,861)	57,001
Net increase (decrease) in net assets resulting from operations	(115,238)	97,410
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(1,960)	(1,898)
Class B	(8)	(—)
Class C	(17)	(—)
Class E	(1)	NA
Class I	(15)	NA
Class R	(1)	(1)
Class Y	(1,363)	(1,896)
Realized gains on investment transactions:		
Class A	(25,382)	(13,023)
Class B	(1,303)	(719)
Class C	(1,366)	(855)
Class E	(35)	NA
Class I	(120)	NA
Class R	(14)	(5)
Class Y	(12,133)	(9,462)
	(43,718)	(27,859)
Capital share transactions (Note 5)	(148,593)	134,609
Total increase (decrease)	(307,549)	204,160
NET ASSETS		
Beginning of period	707,776	503,616
End of period	$ 400,227	$707,776
Undistributed net investment income	$ 1,132	$ 294

(1)See "Financial Highlights" on pages 294 - 300.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended	For the fiscal year ended
	2008	**2007**	**2006**	**2005**	**3-31-04**	**7-31-03**
Net asset value, beginning of period.........	$26.14	$23.11	$18.13	$16.99	$13.42	$11.93
Income (loss) from investment operations:						
Net investment income......	0.19	0.10	0.15	0.15[1]	0.62	0.48
Net realized and unrealized gain (loss) on investments.........	(4.87)	4.05	5.81	1.93[1]	3.38	1.72
Total from investment operations...............	(4.68)	4.15	5.96	2.08	4.00	2.20
Less distributions from:						
Net investment income......	(0.15)	(0.15)	(0.18)	(0.25)	(0.24)	(0.48)
Capital gains..............	(1.97)	(0.97)	(0.80)	(0.69)	(0.19)	(0.23)
Total distributions.............	(2.12)	(1.12)	(0.98)	(0.94)	(0.43)	(0.71)
Net asset value, end of period ...	$19.34	$26.14	$23.11	$18.13	$16.99	$13.42
Total return[2]................	−18.13%	18.09%	33.53%	12.09%	29.78%	19.65%
Net assets, end of period (in millions)...............	$253	$395	$256	$155	$44	$60
Ratio of expenses to average net assets including expense waiver............	1.67%	1.57%	1.64%	1.67%	1.48%[3][4]	1.46%
Ratio of net investment income to average net assets including expense waiver............	0.70%	0.54%	0.91%	0.95%	4.35%[3][4]	2.95%
Ratio of expenses to average net assets excluding expense waiver............	1.67%[5]	1.57%[5]	1.64%[5]	1.67%[5]	1.49%[3][4]	1.46%[5]
Ratio of net investment income to average net assets excluding expense waiver............	0.70%[5]	0.54%[5]	0.91%[5]	0.95%[5]	4.34%[3][4]	2.95%[5]
Portfolio turnover rate.........	27%	35%	35%	48%	35%	48%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from August 1, 2003 up to the time of merger. Actual expenses that applied to Class A shareholders were lower than shown above.
(5)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	2007	2006	2005	
Net asset value, beginning of period	$25.91	$23.00	$18.08	$16.97	$15.18
Income (loss) from investment operations:					
Net investment income (loss)	(0.08)	(0.09)	0.01	(0.07)[2]	0.07
Net realized and unrealized gain (loss) on investments.	(4.79)	3.97	5.72	1.95[2]	2.08
Total from investment operations	(4.87)	3.88	5.73	1.88	2.15
Less distributions from:					
Net investment income	(0.01)	(0.00)	(0.01)	(0.08)	(0.17)
Capital gains	(1.88)	(0.97)	(0.80)	(0.69)	(0.19)
Total distributions	(1.89)	(0.97)	(0.81)	(0.77)	(0.36)
Net asset value, end of period.	$19.15	$25.91	$23.00	$18.08	$16.97
Total return	−18.98%	16.93%	32.19%	10.91%	14.46%
Net assets, end of period (in millions)	$13	$22	$15	$10	$2
Ratio of expenses to average net assets	2.71%	2.57%	2.66%	2.73%	3.02%[3]
Ratio of net investment income (loss) to average net assets	−0.24%	−0.42%	0.01%	−0.24%	−5.40%[3]
Portfolio turnover rate.	27%	35%	35%	48%	35%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	2007	2006	2005	
Net asset value, beginning of period	$26.01	$23.04	$18.10	$16.99	$15.18
Income (loss) from investment operations:					
Net investment income (loss)	0.00	(0.06)	0.03	0.12	0.08
Net realized and unrealized gain (loss) on investments.	(4.85)	4.00	5.73	1.82	2.09
Total from investment operations	(4.85)	3.94	5.76	1.94	2.17
Less distributions from:					
Net investment income	(0.02)	(0.00)	(0.02)	(0.14)	(0.17)
Capital gains	(1.92)	(0.97)	(0.80)	(0.69)	(0.19)
Total distributions	(1.94)	(0.97)	(0.82)	(0.83)	(0.36)
Net asset value, end of period.	$19.22	$26.01	$23.04	$18.10	$16.99
Total return	−18.84%	17.17%	32.38%	11.21%	14.59%
Net assets, end of period (in millions)	$13	$26	$17	$10	$2
Ratio of expenses to average net assets	2.50%	2.39%	2.46%	2.49%	2.82%[2]
Ratio of net investment income (loss) to average net assets	0.03%	−0.28%	0.15%	0.14%	−4.46%[2]
Portfolio turnover rate.	27%	35%	35%	48%	35%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3) For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$26.37
Loss from investment operations:	
Net investment loss.	(0.32)[2]
Net realized and unrealized loss on investments	(4.78)[2]
Total from investment operations	(5.10)
Less distributions from:	
Net investment income	(0.03)
Capital gains	(1.88)
Total distributions	(1.91)
Net asset value, end of period	$19.36
Total return [3].	−19.55%
Net assets, end of period (in thousands)	$425
Ratio of expenses to average net assets.	2.77%[4]
Ratio of net investment loss to average net assets	−1.47%[4]
Portfolio turnover rate.	27%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class I Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$26.38
Income (loss) from investment operations:	
Net investment income	0.18[2]
Net realized and unrealized loss on investments	(4.92)[2]
Total from investment operations	(4.74)
Less distributions from:	
Net investment income	(0.24)
Capital gains	(1.97)
Total distributions	(2.21)
Net asset value, end of period	$19.43
Total return	−18.17%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets	1.17%[3]
Ratio of net investment income to average net assets	0.75%[3]
Portfolio turnover rate	27%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,		For the period from 12-29-05[1] to
	2008	**2007**	**3-31-06**
Net asset value, beginning of period	$26.14	$23.11	$20.55
Income (loss) from investment operations:			
Net investment income (loss)	0.12	0.15	(0.20)
Net realized and unrealized gain			
(loss) on investments.	(4.81)	3.98	2.79
Total from investment operations	(4.69)	4.13	2.59
Less distributions from:			
Net investment income	(0.13)	(0.13)	(0.03)
Capital gains	(1.97)	(0.97)	(0.00)
Total distributions	(2.10)	(1.10)	(0.03)
Net asset value, end of period	$19.35	$26.14	$23.11
Total return	−18.12%	17.98%	12.59%
Net assets, end of period (in thousands)	$175	$158	$113
Ratio of expenses to average net assets.	1.68%	1.68%	1.73%[2]
Ratio of net investment income (loss)			
to average net assets	0.26%	0.43%	−3.64%[2]
Portfolio turnover rate.	27%	35%	35%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the 12 months ended March 31, 2006.

See Notes to Financial Statements.

Financial Highlights

IVY REAL ESTATE SECURITIES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] through 3-31-04
	2008	**2007**	**2006**	**2005**	
Net asset value, beginning of period	$26.15	$23.12	$18.14	$16.99	$15.18
Income (loss) from investment operations:					
Net investment income	0.36	0.23	0.27	0.26[2]	0.04
Net realized and unrealized gain (loss) on investments.	(4.99)	3.97	5.75	1.87[2]	2.15
Total from investment operations	(4.63)	4.20	6.02	2.13	2.19
Less distributions from:					
Net investment income	(0.20)	(0.20)	(0.24)	(0.29)	(0.19)
Capital gains	(1.97)	(0.97)	(0.80)	(0.69)	(0.19)
Total distributions	(2.17)	(1.17)	(1.04)	(0.98)	(0.38)
Net asset value, end of period	$19.35	$26.15	$23.12	$18.14	$16.99
Total return	−17.89%	18.32%	33.86%	12.40%	14.78%
Net assets, end of period (in millions)	$120	$265	$216	$148	$91
Ratio of expenses to average net assets	1.38%	1.37%	1.39%	1.44%	1.60%[3]
Ratio of net investment income to average net assets	1.19%	0.94%	1.27%	1.59%	0.14%[3]
Portfolio turnover rate	27%	35%	35%	48%	35%[4]

(1) Commencement of operations of the class.
(2) Based on average weekly shares outstanding.
(3) Annualized.
(4) For the eight months ended March 31, 2004.

See Notes to Financial Statements.

Managers' Discussion of Ivy Bond Fund

March 31, 2008







The Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA, David W. Land, CFA, and Christopher R. Sebald, CFA, portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Houghton has 15 years of industry experience, Mr. Land has 17 years of industry experience and Mr. Sebald has 19 years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund declined 1.51 percent (Class A shares at net asset value) for the 12 months ended March 31, 2008, underperforming both its benchmark and peer group. The Citigroup Broad Investment Grade Index (reflecting the performance of securities that generally represent the bond market) climbed 8.41 percent, while the Lipper Corporate Debt Funds A-Rated Universe Average (reflecting the universe of funds with similar investment objectives) returned 3.25 percent for the same period. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Lack of agency securities

The Fund's performance was influenced mainly by its lack of holdings in agency pass-through securities. Agency mortgage-backed securities outperformed all other mortgage and structured-finance sectors, particularly in the second half of the period. Part of this outperformance was the result of actions taken by the Federal Reserve. In response to the liquidity crisis, the Fed began making collateralized loans to banks and was willing to accept agency pass-throughs as a form of collateral. This action provided support to pass-throughs that hadn't been there previously. The decline in the housing market and subsequent losses in subprime securities caused all non-agency securities to underperform pass-throughs from the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLC), regardless of the credit fundamentals. The sub-prime impact on the entire fixed-income market was surprising and swift, and as losses at major banks mounted, funding became scarce and prices suffered.

As the fixed-income market began to deteriorate, even many of the highest-rated securities and money market strategies (once believed safe) were called into question. Several thousand collateralized debt obligation securities (CDOs) were downgraded, putting further pressure on the markets. Because many of these securities originally were rated AAA, their downgrade and higher probability of default was a shock to investors and caused price declines and avoidance of nearly all structured-finance securities. Many of these CDOs were held in investment vehicles that received funding in the money markets sector. As a result, funding in general dried up and trading volume for fixed-income securities fell significantly.

As the markets deteriorated and consumer and residential lending became scarce, we grew concerned about the economy's ability to avoid a recession. As a result, we expected the Fed to cut its target interest rate more than the market estimated; we expected longer-term rates to fall, as well. Therefore, we positioned the Fund longer in duration in an effort to take advantage of falling rates.

Portfolio Characteristics	
As of March 31, 2008	
Average maturity	7.20 years
Effective duration	4.42 years
Weighted average bond rating	AA

Subprime fears mattered more than fundamentals

Throughout the year, we continued to employ a relatively value-oriented trading strategy based on our fundamental forecast for individual securities. While this strategy generated strong results in the beginning of the year, it was less successful later as the markets became overwhelmed by subprime contagion risk and forced selling of securities by leveraged institutions.

The Fund did not own any CDOs. It did hold positions in non-agency residential mortgage-backed securities, including subprime and ALT-A. However, our focus on the higher parts of the capital structure, the highest quality originators and detailed underwriting benefited the Fund. At the same time, the Fund's emphasis on mortgage-related securities – including commercial mortgage-backed securities, asset-backed securities and non-agency residential mortgage securities – negatively affected performance. Such securities, even though not fundamentally affected by subprime, were caught up in the market contagion and performed poorly.

Our outlook

We expect more cuts in the federal funds rate in coming months. Consumer spending already appears to be slowing and unemployment claims are rising. We believe the "pull-back" in lending terms is likely to cut deeper into the economy as consumers and firms face potentially higher lending costs and less favorable terms. While this forecast anticipates a greater degree of stress in the financial markets, we expect the investment-grade fixed-income sector to reach some level of stability in the coming months.

We believe there likely will be a slow recovery in the highest quality sectors of the market as funding and liquidity conditions improve with the injection of money from central banks around the world. Additionally, in our opinion, the recapitalization of the large-bank sector provides a much better credit story going forward for these institutions, even though their earning picture remains unclear.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy Bond Fund, Class A Shares[1]	$13,892
— — —	Citigroup Broad Investment Grade Index	$17,017
- - - - - -	Lipper Corporate Debt Funds A-Rated Universe Average	$15,295



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-08	–7.17%	–6.36%	–2.31%	–	–	–1.60%
5-year period ended 3-31-08	1.48%	–	–	–	–	–
10-year period ended 3-31-08	3.82%	–	–	–	–	–
Since inception of Class[3] through 3-31-08	–	0.88%	1.40%	–	–	2.33%
Cumulative return since inception of Class[3] through 3-31-08	–	–	–	–7.49%	–1.17%	–

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.**

(3) 12-08-03 for Class B, Class C and Class Y shares, and 4-02-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Bond Fund merged into the Ivy Bond Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Bond Fund Class A shares, restated to reflect current sales charges applicable to Ivy Bond Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Bond Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY BOND FUND

Portfolio Highlights

On March 31, 2008, Ivy Bond Fund had net assets totaling $103,441,670 invested in a diversified portfolio of:

92.36%	Bonds
7.21%	Cash and Cash Equivalents
0.43%	Preferred Stocks

Sector Weightings

As a shareholder of the Fund, for every $100 you had invested on March 31, 2008, your Fund owned:



Corporate Bonds	$51.10
United States Government Treasury Obligations	$26.86
United States Government Agency Mortgage-Backed Obligations	$13.91
Cash and Cash Equivalents.	$ 7.21
United States Government Agency Obligations	$ 0.49
Preferred Stocks.	$ 0.43

Quality Weightings

On March 31, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	57.60%
AA.	2.99%
A	4.19%
BBB	18.87%
BB.	5.21%
B	0.23%
Non-rated	3.27%
Cash and Cash Equivalents and Equities . .	7.64%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's and Moody's.

The Investments of Ivy Bond Fund

March 31, 2008

PREFERRED STOCKS	Shares	Value
Real Estate Investment Trust		
PS Business Parks, Inc., 7.0% Cumulative	10,500	$ 229,320
Public Storage, Inc., 6.25% Cumulative.	10,500	214,515
TOTAL PREFERRED STOCKS – 0.43%		**$ 443,835**
(Cost: $519,889)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Aluminum – 0.19%		
Steelcase Inc.,		
6.5%, 8–15–11	$185	**198,390**
Asset-Backed Securities – 2.85%		
ABFS Mortgage Loan Trust 2002–4,		
7.423%, 12–15–33 (A)	120	88,837
Associates Manufactured Housing Contract		
Pass-Through Certificates,		
7.725%, 6–15–28	103	105,721
C-Bass 2006-CB2 Trust,		
5.86%, 12–25–36	530	447,542
C-Bass 2006-MH1 Trust:		
6.24%, 10–25–36 (A)(B).	104	107,829
6.25%, 10–25–36 (A)(B).	170	173,981
Centex Home Equity Loan Trust 2005-C,		
5.048%, 6–25–35 (A)	370	321,726
Citibank Credit Card Issuance Trust, Class 2005-C1,		
5.5%, 3–24–17	200	162,574
CountryPlace Manufactured Housing Contract		
Trust 2005–1,		
5.2%, 12–15–35 (A)(C).	300	226,781
Green Tree Financial Corporation:		
6.4%, 10–15–18	56	57,163
7.35%, 5–15–27	32	33,185
Home Equity Loan Trust 2003-HS2,		
5.09%, 7–25–33 (A)	26	22,942
MBNA Credit Card Master Note Trust,		
6.8%, 7–15–14	325	299,964

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Asset-Backed Securities (Continued)		
Origen Manufactured Housing Contract:		
Trust 2004-A,		
5.7%, 1–15–35	$100	$ 93,461
Trust 2004-B,		
5.73%, 11–15–35	50	44,575
Trust 2005-A:		
4.49%, 5–15–18	133	133,313
5.86%, 6–15–36 (A)	120	113,324
Trust 2005-B,		
5.605%, 5–15–22	80	79,555
Vanderbilt Mortgage and Finance, Inc.,		
4.125%, 3–7–28 (A)	147	146,611
WFS Financial 2005–2 Owner Trust,		
4.39%, 11–19–12	144	144,887
Wells Fargo Mortgage Backed Securities 2003–9 Trust,		
5.25%, 8–25–33 (B)	269	145,238
		2,949,209
Banks – 0.47%		
PNC Preferred Funding Trust III,		
8.7%, 2–19–49 (A)(B).	500	**487,500**
Broadcasting – 0.46%		
Cox Communications, Inc.,		
7.125%, 10–1–12	450	**476,752**
Business Equipment and Services – 0.97%		
HSBC Finance Corporation,		
5.7%, 6–1–11	400	402,832
International Lease Finance Corporation:		
6.375%, 3–25–13	360	359,874
5.625%, 9–20–13	250	244,851
		1,007,557
Chemicals – Specialty – 0.56%		
National Collegiate Trust 1997-S2 (The),		
7.24%, 9–20–14	136	113,427
Valspar Corporation (The),		
6.05%, 5–1–17	500	468,445
		581,872
Computers – Peripherals – 0.29%		
Intuit Inc.,		
5.75%, 3–15–17	310	**300,515**

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Collateralized Mortgage Obligations – 5.07%		
Banc of America:		
Alternative Loan Trust 2005–10:		
5.66714%, 11–25–35 (A)	$278	$ 205,589
5.66714%, 11–25–35 (A)	134	93,826
Alternative Loan Trust 2005–12:		
5.80926%, 1–25–36 (A)	297	212,678
5.80926%, 1–25–36 (A)	215	94,322
Alternative Loan Trust 2006–4,		
6.22473%, 5–25–46 (A)	321	248,862
Alternative Loan Trust 2006–8,		
6.25061%, 11–25–46 (A)	143	40,799
Mortgage 2007–1 Trust:		
6.0%, 3–25–37	245	221,094
6.0%, 3–25–37	168	122,673
Mortgage Trust 2004–7,		
5.75%, 8–25–34	85	78,276
Banco Hipotecario Nacional,		
7.916%, 7–25–09 (C)(F)	7	74
BlackRock Capital Finance,		
7.75%, 9–25–26 (B)	98	78,169
Chase Mortgage Finance Trust, Series 2003-S11,		
5.5%, 10–25–33	113	107,690
CitiMortgage Alternative Loan Trust, Series 2007-A7:		
6.23759%, 7–25–37 (A)	154	30,187
6.25%, 7–25–37	442	377,877
Credit Suisse First Boston Mortgage Securities Corp.,		
6.0%, 11–25–18	39	38,795
Global Mortgage Securitization 2005-A Ltd. and		
Global Mortgage Securitization 2005-A LLC:		
5.25%, 4–25–32	184	161,928
5.39334%, 4–25–32 (A)	272	163,663
Global Mortgage Securitization Ltd. and Global		
Mortgage Securitization, LLC:		
5.25%, 11–25–32 (C)	281	263,849
5.25%, 11–25–32 (C)	241	228,441
J.P. Morgan Mortgage Trust:		
2005-S2,		
5.67279%, 9–25–35 (A)	503	377,341
2006-S3,		
6.5%, 8–25–36	395	362,979
Lehman XS Trust, Series 2005–8,		
5.69%, 12–25–35	585	568,150

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Collateralized Mortgage Obligations (Continued)		
MASTR Asset Securitization Trust 2003–10,		
5.5%, 11–25–33	$ 175	$ 172,669
Mellon Residential Funding,		
6.75%, 6–25–28	35	35,205
RALI Series 2003-QS10 Trust,		
5.75%, 5–25–33	240	185,612
Structured Asset Securities Corporation,		
5.63%, 5–25–34 (A)	175	145,582
Wells Fargo Alternative Loan 2007-PA3 Trust,		
6.20176%, 7–25–37 (A)	871	630,993
		5,247,323
Conduit – 11.19%		
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through Certificates:		
Series 2001–1,		
6.125%, 4–15–36 (B)	380	337,795
Series 2002–2,		
6.2%, 7–11–43 (B)	275	240,365
Series 2005–6,		
5.18056%, 9–10–47(A)	350	348,211
Banc of America Commercial Mortgage Trust 2007–1,		
5.451%, 1–15–49	500	485,945
Bear Stearns Commercial Mortgage Securities Inc.,		
Series 1999-WF2:		
6.0%, 7–15–31 (B)	500	347,041
6.0%, 7–15–31 (B)	100	82,074
Bear Stearns Commercial Mortgage Securities Trust:		
2004-PWR4,		
5.46799%, 6–11–41 (A)	1,500	1,527,422
2002-TOP6,		
6.0%, 10–15–36 (B)	320	233,373
Bear Stearns Mortgage Funding Trust 2006-SL6,		
3.19875%, 1–25–37 (A)	265	1,225
CD 2006-CD2 Mortgage Trust,		
5.80516%, 1–15–46 (A)(C)	710	597,825
CD 2007-CD4 Commercial Mortgage Trust,		
5.883%, 12–11–49 (C)	480	202,725
CHL Mortgage Pass-Through Trust 2004-J4,		
5.25%, 5–25–34	683	470,248

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Conduit (Continued)		
COMM 2006-CNL2:		
5.57%, 2–5–19 (A)(B)	$725	$ 616,853
5.57%, 2–5–19 (A)(B)	95	84,351
Capital One Multi-asset Execution Trust,		
5.75%, 7–15–20	295	296,047
Commercial Mortgage Asset Trust,		
6.0%, 11–17–32	225	163,701
Discover Card Execution Note Trust,		
5.65%, 3–16–20	385	384,380
First Horizon Mortgage Pass-Through Trust 2003–8,		
5.12905%, 10–25–33 (A)	94	51,812
GE Capital Commercial Mortgage Corp. 2002–2,		
6.039%, 8–11–36 (B)	565	513,472
GE Commercial Mortgage Corporation,		
Series 2007-C1 Trust,		
5.543%, 12–10–49 (A)	340	332,479
GS Mortgage Securities Corporation II, Commercial		
Mortgage Pass-Through Certificates,		
Series 2001-LI B,		
6.733%, 2–14–16 (B)	225	246,926
Hilton Hotel Pool Trust:		
3.61938%, 10–3–15 (A)(B)	790	791,098
7.653%, 10–3–15 (B)	430	477,669
Hometown Commercial Capital, LLC Hometown		
Commercial Mortgage Pass-Through Notes 2006–1,		
5.506%, 11–11–38 (C)	452	436,845
Hometown Commercial Trust 2007–1, Commercial		
Mortgage-Backed Notes, Series 2007–1,		
6.057%, 4–11–17 (C)	470	417,188
Multi Security Asset Trust LP, Commercial Mortgage-		
Backed Securities Pass-Through Certificates,		
Series 2005-RR4:		
1.1548%, 11–28–35 (Interest Only) (A)(C)	4,837	81,621
5.88%, 11–28–35 (A)(C)	155	60,498
5.88%, 11–28–35 (A)(C)	105	46,233
Nomura Asset Securities Corporation, Commercial		
Mortgage Pass-Through Certificates,		
Series1998-D6,		
6.0%, 3–15–30 (B)	500	436,240

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Conduit (Continued)		
Wachovia Bank Commercial Mortgage Trust (The),		
4.942%, 11–15–34 (B)	$285	$ 222,170
Wachovia Bank Commercial Mortgage Trust Commercial		
Mortgage Pass-Through Certificates:		
Series 2006-C26,		
6.011%, 6–15–45 (A)	450	459,184
Series 2007- C31,		
5.509%, 4–15–47	595	579,112
		11,572,128
Construction Materials – 0.96%		
Crane Co.,		
6.55%, 11–15–36	540	501,934
USG Corporation:		
6.3%, 11–15–16	400	316,000
7.75%, 1–15–18	200	178,000
		995,934
Electronic Components – 0.36%		
Tyco Electronics Ltd.:		
6.55%, 10–1–17 (B)	190	199,231
7.125%, 10–1–37 (B)	165	172,198
		371,429
Finance Companies – 15.71%		
Allied Capital Corporation,		
6.625%, 7–15–11	685	719,544
American Capital Strategies, Ltd.,		
6.85%, 8–1–12	435	429,988
Asset Securitization Corporation:		
7.20838%, 2–14–43 (A)	170	146,181
1.60556%, 10–13–26 (Interest Only) (A)(B).	926	31,692
CSAB Mortgage-Backed Trust 2006–2,		
6.08%, 9–25–36 (A)	650	458,450
CSFB Commercial Mortgage Trust 2003-C4,		
5.322%, 8–15–36 (A)(B).	500	355,092
CWHEQ Home Equity Loan Trust:		
Series 2006-S6,		
5.962%, 3–25–34	210	143,782
Series 2007-S2,		
5.934%, 5–25–37	580	370,226

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Capital Auto Receivables Asset Trust:		
2006–1,		
7.16%, 1–15–13 (B)	$245	$ 250,679
2007–1,		
6.57%, 9–16–13 (B)	625	567,189
2007–2,		
8.3%, 2–18–14 (B)	275	274,768
2007–3,		
8.0%, 3–17–14 (B)	480	451,840
Capmark Financial Group Inc.:		
5.875%, 5–10–12 (B)	540	342,243
6.3%, 5–10–17 (B)	200	119,989
CarMax Auto Owner Trust 2007–3,		
7.58%, 3–17–14	380	364,639
Cendant Mortgage Corporation and Bishop's Gate		
Residential Mortgage Trust,		
6.25%, 6–25–32	117	79,453
Colonial Bank, N.A.,		
6.375%, 12–1–15	400	344,864
ERAC USA Finance Company:		
5.9%, 11–15–15 (B)	265	236,673
7.0%, 10–15–37 (B)	225	184,966
FirstEnergy Generation Corp.,		
6.85%, 6–1–34	295	307,980
Flagstar Home Equity Loan Trust 2007–1,		
5.997%, 1–25–35 (A)(C).	415	262,165
Ford Credit Auto Owner Trust:		
2006-B,		
7.12%, 2–15–13 (B)	140	129,746
2006-C,		
6.89%, 5–15–13	200	188,561
2007-A,		
7.05%, 12–15–13 (B)	175	153,419
Fund American Companies, Inc.,		
5.875%, 5–15–13	560	583,971
GMAC LLC,		
6.625%, 5–15–12	320	242,155
GMACM Home Equity Loan Trust:		
2006-HE3,		
6.088%, 10–25–36 (A)	485	278,173
2007-HE1,		
5.952%, 8–25–37 (A)	570	354,606

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Goldman Sachs Capital I,		
6.345%, 2–15–34	$ 5	$ 4,329
J.P. Morgan Alternative Loan Trust 2006-A7,		
5.75%, 12–25–36 (A)	645	525,440
J.P. Morgan Chase Commercial Mortgage Securities Trust:		
2006-LDP8,		
5.37%, 5–15–45	1,000	971,402
2007-LDP11,		
6.00724%, 6–15–49 (A)	1,500	1,498,294
J.P. Morgan Mortgage Acquisition Trust:		
2006-CW2,		
6.337%, 8–25–36 (A)	590	454,695
2006-WF1,		
6.41%, 7–25–36 (A)	1,095	735,928
JPMorgan Auto Receivables Trust 2007-A,		
7.09%, 2–15–14 (C)	311	296,311
JPMorgan Chase Capital XVIII,		
6.95%, 8–17–36	325	299,421
Lazard Group LLC,		
6.85%, 6–15–17	750	702,784
Morgan Stanley Capital I Trust 2004-TOP15,		
5.03%, 6–13–41	1,000	978,310
Morgan Stanley Capital I, Inc., Commercial Mortgage		
Pass-Through Certificates, Series 1998-XL2,		
6.6505%, 10–3–34 (A)	500	491,142
RASC Series 2003-KS10 Trust,		
6.41%, 12–25–33	94	54,184
Symetra Financial Corporation,		
8.3%, 10–15–37 (B)	500	471,055
TimberStar Trust I,		
6.2082%, 10–15–36 (B)	460	390,209
		16,246,538
Hospital Supply and Management – 0.92%		
Laboratory Corporation of America Holdings:		
5.5%, 2–1–13	215	214,442
5.625%, 12–15–15	285	282,040
UnitedHealth Group,		
6.875%, 2–15–38	470	449,063
		945,545

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 0.63%		
Estee Lauder Companies Inc. (The),		
6.0%, 5–15–37	$670	$ 646,741
Insurance – Life – 0.70%		
StanCorp Financial Group, Inc.:		
6.875%, 10–1–12	450	459,896
6.9%, 5–29–67	300	266,764
		726,660
Insurance – Property and Casualty – 1.34%		
Commerce Group, Inc. (The),		
5.95%, 12–9–13	615	632,148
Liberty Mutual Holding Company Inc.,		
7.8%, 3–15–37 (C)	360	303,567
Willis North America Inc.,		
6.2%, 3–28–17	455	454,375
		1,390,090
Petroleum – Domestic – 1.53%		
Buckeye Partners, L.P.,		
6.05%, 1–15–18	405	413,948
Plains Exploration & Production Company,		
7.75%, 6–15–15	750	748,125
Williams Partners L.P. and Williams Partners Finance Corporation,		
7.25%, 2–1–17	420	422,100
		1,584,173
Real Estate Investment Trust – 2.69%		
Camden Property Trust,		
4.7%, 7–15–09	600	596,062
Equity One, Inc.:		
6.25%, 1–15–17	285	256,682
6.0%, 9–15–17	185	163,503
Healthcare Realty Trust Incorporated,		
5.125%, 4–1–14	660	613,044
Highwoods Realty Limited Partnership,		
5.85%, 3–15–17	405	346,179
Nationwide Health Properties, Inc.,		
6.0%, 5–20–15	440	432,002
Realty Income Corporation,		
6.75%, 8–15–19	395	374,867
		2,782,339

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Security and Commodity Brokers – 1.28%		
Janus Capital Group Inc.:		
6.25%, 6–15–12	$315	$ 320,159
6.7%, 6–15–17	300	292,305
Jefferies Group, Inc.,		
6.25%, 1–15–36	400	302,844
Lehman Brothers Holdings Inc.,		
6.5%, 7–19–17	430	408,626
		1,323,934
Timesharing and Software – 0.67%		
Fiserv, Inc.:		
6.125%, 11–20–12	340	350,515
6.8%, 11–20–17	335	346,434
		696,949
Utilities – Electric – 0.68%		
MidAmerican Energy Holdings Company,		
6.125%, 4–1–36	475	459,225
Pennsylvania Electric Company,		
5.125%, 4–1–14	250	241,250
		700,475
Utilities – Gas and Pipeline – 1.23%		
American Water Capital Corp.,		
6.593%, 10–15–37 (B)	500	500,827
NGPL PipeCo LLC,		
7.768%, 12–15–37 (B)	745	765,707
		1,266,534
Utilities – Telephone – 0.34%		
Nextel Communications, Inc.,		
6.875%, 10–31–13	440	**347,600**
TOTAL CORPORATE DEBT SECURITIES – 51.09%		**$ 52,846,187**
(Cost: $59,448,677)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.49%		
Federal National Mortgage Association,		
4.25%, 5–15–09	500	**511,092**

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 13.91%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
3.5%, 2–15–30	$105	$ 102,501
6.5%, 9–1–32	194	204,735
6.0%, 11–1–33	415	428,132
5.5%, 5–1–34	167	170,014
5.5%, 5–1–34	112	113,794
5.5%, 6–1–34	1,382	1,398,797
5.0%, 9–1–34	39	38,367
5.5%, 9–1–34	137	138,470
5.5%, 10–1–34	308	312,376
5.5%, 7–1–35	396	400,366
5.5%, 7–1–35	189	190,936
5.5%, 10–1–35	514	520,828
7.0%, 12–1–37	658	691,524
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 1–1–17	150	153,597
6.0%, 9–1–17	85	88,150
5.5%, 3–1–18	95	97,320
5.0%, 6–1–18	351	355,985
5.0%, 7–1–18	124	126,273
7.5%, 5–1–31	109	119,044
7.0%, 9–1–31	35	37,736
7.0%, 11–1–31	74	78,813
6.5%, 12–1–31	46	48,561
7.0%, 2–1–32	65	69,621
7.0%, 3–1–32	76	81,343
6.5%, 4–1–32	21	21,602
6.5%, 5–1–32	21	22,110
6.5%, 7–1–32	56	59,155
6.5%, 8–1–32	48	49,955
6.5%, 8–1–32	47	49,618
6.5%, 9–1–32	84	88,762
6.5%, 9–1–32	33	35,201
6.0%, 10–1–32	109	112,978
6.5%, 10–1–32	97	102,745
6.0%, 11–1–32	115	119,718

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates: (Continued)		
6.0%, 3–1–33	$ 86	$ 89,046
5.5%, 4–1–33	150	152,146
6.0%, 4–1–33	175	179,832
5.5%, 5–1–33	108	109,296
6.0%, 10–1–33	157	162,701
5.5%, 1–1–34	104	105,188
5.5%, 1–1–34	103	104,579
6.0%, 1–1–34	410	422,026
5.5%, 2–1–34	235	237,203
5.5%, 3–1–34	146	148,439
5.5%, 3–1–34	63	64,178
5.5%, 4–1–34	154	156,409
5.5%, 4–1–34	46	46,606
5.0%, 5–1–34	68	67,236
5.5%, 5–1–34	123	124,792
5.5%, 11–1–34	1,266	1,281,061
6.0%, 11–1–34	648	666,024
5.5%, 2–1–35	178	179,593
6.0%, 4–1–35	975	998,766
5.0%, 7–1–35	193	191,487
5.0%, 7–1–35	97	96,641
5.0%, 7–1–35	83	82,322
5.0%, 7–1–35	45	44,713
5.5%, 8–1–35	113	114,432
5.5%, 10–1–35	854	867,349
Government National Mortgage Association Agency		
REMIC/CMO:		
0.97826%, 6–17–45 (Interest Only) (A)	4,906	210,004
5.5%, 4–1–35	845	861,372
		14,392,568
Treasury Inflation Protected Obligation – 1.32%		
United States Treasury Note,		
1.875%, 7–15–13 (D)	1,100	**1,362,962**

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 25.54%		
United States Treasury Bond,		
5.375%, 2–15–31	$3,200	$ 3,703,251
United States Treasury Notes:		
3.125%, 11–30–09	8,900	9,123,888
4.125%, 8–31–12	1,500	1,610,157
3.625%, 12–31–12	6,615	6,977,793
4.75%, 8–15–17 (E)	2,525	2,793,872
4.25%, 11–15–17	2,070	2,209,079
		26,418,040
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 41.26%		**$ 42,684,662**
(Cost: $41,477,049)		
SHORT-TERM SECURITIES		
Aluminum – 0.97%		
Alcoa Incorporated,		
3.35%, 4–17–08	1,000	**998,511**
Finance Companies – 1.45%		
Prudential Funding LLC,		
2.25%, 4–28–08	1,500	**1,497,469**
Resturaunts – 4.52%		
Starbucks Corporation,		
3.35%, 4–1–08	4,680	**4,680,000**
Security and Commodity Brokers – 1.45%		
American Express Credit Corp.,		
2.71%, 4–28–08	1,500	**1,496,951**
TOTAL SHORT-TERM SECURITIES – 8.39%		**$ 8,672,931**
(Cost: $8,672,931)		
TOTAL INVESTMENT SECURITIES – 101.17%		**$104,647,615**
(Cost: $110,118,546)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.17%)		**(1,205,945)**
NET ASSETS – 100.00%		**$103,441,670**

See Notes to Schedule of Investments on page 320.

The Investments of Ivy Bond Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $11,219,667, or 10.85% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $3,424,123, or 3.31% of net assets.

(D) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(E) Security serves as collateral for the following open futures contracts at March 31, 2008. (See Note 7 to financial statement):

Description	Type	Number of Contracts	Expiration Date	Market Value	Unrealized Appreciation (Depreciation)
U.S. 2 Year Treasury Note	Long	30	6–30–08	$ 6,439,688	$ 36,882
U.S. 5 Year Treasury Note	Short	(28)	6–30–08	(3,198,563)	(5,554)
U.S. 10 Year Treasury Note	Short	(31)	6–18–08	(3,687,547)	(96,148)
U.S. 30 Year Treasury Bond	Short	(32)	6–19–08	(3,801,500)	(60,160)
				$(4,247,922)	$(124,980)

(F) No or partial interest was received on the last interest due date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY BOND FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $110,119) (Notes 1 and 3)	$104,648
Cash	7
Receivables:	
Dividends and interest	912
Fund shares sold	432
Variation margin (Note 7)	3
Prepaid and other assets	29
Total assets	106,031

LIABILITIES

Payable for investment securities purchased	2,077
Payable to Fund shareholders	316
Accrued management fee (Note 2)	46
Dividends payable	40
Accrued service fee (Note 2)	38
Accrued shareholder servicing (Note 2)	23
Accrued accounting services fee (Note 2)	5
Accrued distribution fee (Note 2)	—*
Other	44
Total liabilities	2,589
Total net assets	$103,442

NET ASSETS

Capital paid in (shares authorized – unlimited)	$109,647
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss	
on investment transactions	(609)
Net unrealized depreciation in value of investments	(5,596)
Net assets applicable to outstanding units of capital	$103,442
Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.84
Class B	$9.84
Class C	$9.84
Class E	$9.84
Class I	$9.84
Class Y	$9.84
Capital shares outstanding:	
Class A	9,620
Class B	252
Class C	534
Class E	83
Class I	18
Class Y	2

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY BOND FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$ 5,000
Dividends	34
Total income	5,034
Expenses (Note 2):	
Investment management fee	459
Service fee:	
Class A	195
Class B	6
Class C	12
Class Y	—*
Shareholder servicing:	
Class A	169
Class B	12
Class C	13
Class E	3
Class I	—*
Class Y	—*
Registration fees	80
Distribution fee:	
Class A	5
Class B	16
Class C	35
Class E	1
Accounting services fee	51
Audit fees	13
Custodian fees	13
Legal fees	1
Other	32
Total expenses	1,116
Net investment income	3,918

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on securities	(98)
Realized net gain on futures	76
Realized net loss on investments	(22)
Unrealized depreciation in value of securities during the period	(5,344)
Unrealized depreciation in value of futures during the period	(208)
Unrealized depreciation in value of investments during the period	(5,552)
Net loss on investments	(5,574)
Net decrease in net assets resulting from operations	$(1,656)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY BOND FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	**2007**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 3,918	$ 2,846
Realized net loss on investments	(22)	(186)
Unrealized appreciation (depreciation)	(5,552)	1,245
Net increase (decrease) in net assets resulting from operations	(1,656)	3,905
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(3,640)	(2,687)
Class B	(75)	(55)
Class C	(177)	(102)
Class E	(18)	NA
Class I	(8)	NA
Class Y	(—)*	(2)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
	(3,918)	(2,846)
Capital share transactions (Note 5)	38,841	10,386
Total increase	33,267	11,445
NET ASSETS		
Beginning of period	70,175	58,730
End of period	$103,442	$ 70,175
Undistributed net investment income	$ —	$ —

*Not shown due to rounding
(1)See "Financial Highlights" on pages 324 - 329.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 9-30-03
	2008	2007	2006	2005		
Net asset value, beginning of period	$10.46	$10.28	$10.52	$10.83	$10.73	$10.57
Income (loss) from investment operations:						
Net investment income . .	0.47	0.46	0.42	0.41	0.23	0.45
Net realized and unrealized gain (loss) on investments.	(0.62)	0.18	(0.24)	(0.30)	0.09	0.15
Total from investment operations	(0.15)	0.64	0.18	0.11	0.32	0.60
Less distributions from:						
Net investment income . .	(0.47)	(0.46)	(0.42)	(0.42)	(0.22)	(0.44)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions.	(0.47)	(0.46)	(0.42)	(0.42)	(0.22)	(0.44)
Net asset value, end of period	$ 9.84	$10.46	$10.28	$10.52	$10.83	$10.73
Total return[1]	−1.51%	6.40%	1.74%	1.04%	3.03%	5.84%
Net assets, end of period (in millions).	$95	$64	$56	$49	$23	$18
Ratio of expenses to average net assets including reimbursement.	1.21%	1.20%	1.23%	1.17%	1.46%[2][3]	1.15%
Ratio of net investment income to average net assets including reimbursement.	4.57%	4.48%	4.03%	3.84%	4.53%[2][3]	4.25%
Ratio of expenses to average net assets excluding reimbursement.	1.21%[4]	1.20%[4]	1.23%[4]	1.43%	2.36%[2][3]	2.01%
Ratio of net investment income to average net assets excluding reimbursement.	4.57%[4]	4.48%[4]	4.03%[4]	3.58%	3.64%[2][3]	3.39%
Portfolio turnover rate	75%	91%	126%	200%	78%	119%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown above reflect a blended rate that includes the effect of income and expenses for those Class B and Class C shares from October 1, 2003 up to the time of merger. Expenses for Class A shares before and after the merger were limited to 1.15% of average net assets.
(4)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	2007	2006	2005	
Net asset value, beginning of period	$10.46	$10.28	$10.52	$10.83	$10.64
Income (loss) from investment operations:					
Net investment income	0.36	0.34	0.30	0.28	0.11
Net realized and unrealized gain (loss) on investments.	(0.62)	0.18	(0.24)	(0.31)	0.19
Total from investment operations	(0.26)	0.52	0.06	(0.03)	0.30
Less distributions from:					
Net investment income	(0.36)	(0.34)	(0.30)	(0.28)	(0.11)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.36)	(0.34)	(0.30)	(0.28)	(0.11)
Net asset value, end of period.	$ 9.84	$10.46	$10.28	$10.52	$10.83
Total return	−2.59%	5.22%	0.57%	−0.23%	2.77%
Net assets, end of period (in thousands)	$2,476	$1,828	$1,451	$744	$287
Ratio of expenses to average net assets	2.31%	2.32%	2.38%	2.45%	2.76%[2]
Ratio of net investment income to average net assets	3.46%	3.37%	2.90%	2.63%	3.04%[2]
Portfolio turnover rate.	75%	91%	126%	200%	78%[3]

(1) Commencement of operations of the class.
(2) Annualized.
(3) For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to
	2008	**2007**	**2006**	**2005**	**3-31-04**
Net asset value, beginning of period	$10.46	$10.28	$10.52	$10.83	$10.64
Income (loss) from investment operations:					
Net investment income	0.39	0.37	0.31	0.27	0.11
Net realized and unrealized gain (loss) on investments.	(0.62)	0.18	(0.24)	(0.31)	0.19
Total from investment operations	(0.23)	0.55	0.07	(0.04)	0.30
Less distributions from:					
Net investment income	(0.39)	(0.37)	(0.31)	(0.27)	(0.11)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.39)	(0.37)	(0.31)	(0.27)	(0.11)
Net asset value, end of period.	$ 9.84	$10.46	$10.28	$10.52	$10.83
Total return	−2.31%	5.48%	0.66%	−0.40%	2.77%
Net assets, end of period (in thousands)	$5,259	$4,096	$1,737	$547	$115
Ratio of expenses to average net assets	2.02%	2.06%	2.28%	2.59%	2.61%[2]
Ratio of net investment income to average net assets	3.76%	3.62%	3.01%	2.47%	3.09%[2]
Portfolio turnover rate	75%	91%	126%	200%	78%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND

Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.46
Income (loss) from investment operations:	
Net investment income	0.43[2]
Net realized and unrealized loss on investments	(0.62)[2]
Total from investment operations	(0.19)
Less distributions from:	
Net investment income	(0.43)
Capital gains	(0.00)
Total distributions	(0.43)
Net asset value, end of period	$ 9.84
Total return[3]	−1.85%
Net assets, end of period (in thousands)	$811
Ratio of expenses to average net assets	1.59%[4]
Ratio of net investment income to average net assets	4.14%[4]
Portfolio turnover rate	75%[5]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.46
Income (loss) from investment operations:	
Net investment income	0.50[2]
Net realized and unrealized loss on investments	(0.62)[2]
Total from investment operations	(0.12)
Less distributions from:	
Net investment income	(0.50)
Capital gains	(0.00)
Total distributions	(0.50)
Net asset value, end of period	$ 9.84
Total return	−1.17%
Net assets, end of period (in thousands)	$180
Ratio of expenses to average net assets	0.91%[3]
Ratio of net investment income to average net assets	4.87%[3]
Portfolio turnover rate	75%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	**2007**	**2006**	**2005**	
Net asset value, beginning of period	$10.46	$10.28	$10.52	$10.83	$10.64
Income (loss) from investment operations:					
Net investment income	0.46[2]	0.46	0.41	0.39	0.13
Net realized and unrealized gain (loss) on investments	(0.62)[2]	0.18	(0.24)	(0.31)	0.19
Total from investment operations	(0.16)	0.64	0.17	0.08	0.32
Less distributions from:					
Net investment income	(0.46)	(0.46)	(0.41)	(0.39)	(0.13)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.46)	(0.46)	(0.41)	(0.39)	(0.13)
Net asset value, end of period	$ 9.84	$10.46	$10.28	$10.52	$10.83
Total return	−1.60%	6.43%	1.62%	0.75%	3.03%
Net assets, end of period (in thousands)	$24	$42	$20	$34	$25
Ratio of expenses to average net assets	1.34%	1.09%	1.34%	1.46%	1.54%[3]
Ratio of net investment income to average net assets	4.42%	4.60%	3.91%	3.65%	3.99%[3]
Portfolio turnover rate	75%	91%	126%	200%	78%[4]

(1)Commencement of operations of the class.
(2)Based on average weekly shares outstanding.
(3)Annualized.
(4)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Managers' Discussion of Ivy Mortgage Securities Fund

March 31, 2008

 

Ivy Mortgage Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, Christopher R. Sebald, CFA, and David W. Land, CFA, the Fund's portfolio managers, discuss the Fund's positioning, performance and results for the fiscal year ended March 31, 2008. Mr. Sebald has 19 years of industry experience and has managed the Fund for five years. Mr. Land has 17 years of industry experience and has managed the Fund for four years.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas reflect quarterly data for the past three years. Source: Morningstar

The Fund fell 4.69 percent (Class A shares at net asset value), performing below its benchmark index and its peer group for the 12 months ended March 31, 2008. In comparison, the Lehman Brothers Mortgage-Backed Securities Index (reflecting the performance of securities that generally represent the mortgage-backed securities market) increased 7.93 percent, while the Lipper U.S. Mortgage Funds Universe Average (reflecting the performance of the universe of funds with similar investment objectives), increased 3.07 percent. Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Lack of agency securities hurt results

The Fund's performance was negatively affected by its lack of holdings in agency pass-through securities. Agency mortgage-backed securities outperformed all other mortgage and structured-finance sectors, particularly in the second half of the fiscal year. Agencies did well as the result of actions taken by the Federal Reserve Board. In response to the liquidity crisis, the Fed began making collateralized loans to banks and was willing to accept agency pass-throughs as a form of collateral. This action provided support to pass-throughs that hadn't been previously available. The decline in the housing market and subsequent losses in subprime securities caused all non-agency securities to underperform, regardless of the credit fundamentals. The subprime impact on the entire fixed-income market was surprising and swift, and as losses at major banks mounted, funding became scarce and prices suffered.

As the fixed-income market began to deteriorate, even many of the highest-rated securities and money market strategies (once believed safe) were called into question. Several thousand collateralized debt obligation securities (CDOs) were downgraded, putting further pressure on the markets. Because many of these securities originally were rated AAA, their downgrade and higher probability of default was a shock to investors and caused price declines and avoidance of nearly all structured-finance securities. Many of these CDOs were held in investment vehicles that received funding in the money markets sector; as a result, funding in general dried up and fixed-income trading volumes fell significantly.

As the markets deteriorated and consumer and residential lending became scarce, we grew concerned about the economy's ability to avoid a recession. As a result, we expected the Federal Reserve to cut its target interest rate more than the market estimated; we expected longer-term rates to fall, as well. Therefore, we positioned the Fund longer in duration in an effort to take advantage of falling rates.

Subprime fears mattered more than fundamentals

Throughout the year, we continued to employ a relatively value-oriented trading strategy based on our fundamental forecast for individual securities. While this strategy generated strong results in the beginning of the year, it was less successful later as the markets became overwhelmed by subprime contagion risk and forced selling of securities by leveraged institutions.

The Fund did not own any CDOs. It did hold positions in non-agency residential mortgage-backed securities, including subprime and ALT-A. However, our focus on the higher parts of the capital structure, the highest quality originators and detailed underwriting benefited the Fund. At the same time, the Fund's emphasis on mortgage-related

securities – including commercial mortgage-backed securities, asset-backed securities and non-agency residential mortgage securities – negatively affected performance. Such securities, even though not fundamentally affected by subprime, were caught up in the market contagion and performed poorly.

Portfolio Characteristics	
As of March 31, 2008	
Average maturity	5.25 years
Effective duration	3.28 years
Weighted average bond rating	AAA

Our outlook

We expect more cuts in the federal funds rate in the coming months. (Federal funds are overnight borrowings by banks to maintain their bank reserves at the Fed. Commercial banks keep reserves at Federal Reserve banks to meet reserve requirements and to clear financial transactions.)

Consumer spending already appears to be slowing and unemployment claims are rising. We believe the "pull-back" in lending terms is likely to cut deeper into the economy as consumers and firms face potentially higher lending costs and less favorable terms. While this forecast anticipates a greater degree of stress in the financial markets, we expect the investment-grade fixed-income sector to reach some level of stability in the coming months.

We believe there likely will be a slow recovery in the highest-quality sectors of the market as funding and liquidity conditions improve with the injection of money from central banks around the world. Additionally, in our opinion, the recapitalization of the large-bank sector provides a much better credit story going forward for these institutions, even though their earning picture remains unclear.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. The risks incurred by mortgage securities include, but are not limited to, reinvestment of pre-paid loans at lower rates of return. In addition, the net asset value of mortgage securities may fluctuate in response to changes in interest rates and are not guaranteed. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

——————	Ivy Mortgage Securities Fund, Class A Shares[1]	$14,430
— — —	Lehman Brothers Mortgage-Backed Securities Index	$17,153
- - - - - -	Lipper U.S. Mortgage Funds Universe Average	$15,321



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-08	−10.17%	−9.25%	−5.43%	—	—	−4.57%
5-year period ended 3-31-08	0.90%	—	—	—	—	—
10-year period ended 3-31-08	4.23%	—	—	—	—	—
Since inception of Class[3] through 3-31-08	—	0.49%	1.08%	—	—	1.98%
Cumulative return since inception of class[3] through 3-31-08	—	—	—	−10.65%	−4.05%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) 12-8-03 for Class B, Class C and Class Y shares and 4–2–07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Mortgage Securities Fund merged into the Ivy Mortgage Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Mortgage Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Mortgage Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Mortgage Securities Fund. If these expenses were reflected, performance shown would differ.

SHAREHOLDER SUMMARY OF IVY MORTGAGE SECURITIES FUND

Portfolio Highlights

On March 31, 2008, Ivy Mortgage Securities Fund had net assets totaling $292,995,061 invested in a diversified portfolio of:

56.33%	Corporate Bonds
42.36%	United States Government and Government Agency Obligations
1.31%	Cash and Cash Equivalents

Quality Weightings

On March 31, 2008, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	AAA	73.53%
■	AA.	9.37%
■	A	5.25%
■	BBB	6.33%
■	BB.	3.33%
■	Non-Rated	0.88%
□	Cash and Cash Equivalents.	1.31%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Finance Companies		
ABFS Mortgage Loan Trust:		
2001–2,		
6.99%, 12–25–31 (A)	$ 988	$ 984,271
2002–4,		
7.423%, 12–15–33 (A)	1,820	1,347,361
Aames Mortgage Trust 2001–4,		
6.65%, 1–25–32 (A)	427	368,947
Asset Securitization Corporation:		
1.60556%, 10–13–26 (A) (B) (Interest Only)	4,007	137,151
8.62125%, 8–13–29 (A) (Interest Only)	1,288	287,771
7.20838%, 2–14–43 (A)	1,430	1,229,640
Associates Manufactured Housing Contract		
Pass-Through Certificates,		
7.9%, 3–15–27	954	972,957
Banc of America Alternative Loan Trust :		
2004–11,		
6.0%, 12–25–34	1,079	1,092,278
2005–6,		
6.0%, 7–25–35	831	768,222
2005–8:		
5.57722%, 9–25–35 (A)	2,025	1,459,957
5.57722%, 9–25–35 (A)	402	241,391
2005–10,		
5.66714%, 11–25–35 (A)	1,145	616,796
2005–12,		
5.80926%, 1–25–36 (A)	1,618	961,922
2006–4:		
6.22473%, 5–25–46 (A)	889	379,851
6.22473%, 5–25–46 (A)	637	493,952
2006–6,		
6.0%, 6–25–46	3,070	2,445,931
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through Certificates:		
Series 2002–2,		
6.2%, 7–11–43 (B)	1,200	1,048,866
Series 2003–1,		
4.9%, 9–11–36 (B)	1,000	813,968
Series 2004–6,		
5.104%, 12–10–42 (A) (B)	800	574,279
Banc of America Commercial Mortgage Trust 2007–1,		
5.451%, 1–15–49	1,000	971,890
Banc of America Funding 2004–2 Trust,		
6.5%, 7–20–32	1,197	1,109,956
Banc of America Funding Corporation,		
5.00944%, 9–20–34 (A)	1,224	1,072,834

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Banc of America Mortgage 2005-J Trust,		
5.09067%, 11–25–35 (A)	$1,890	$ 1,838,747
Banc of America Mortgage 2007–1 Trust:		
6.0%, 3–25–37	3,596	2,783,831
6.0%, 3–25–37	1,000	902,425
Banc of America Mortgage Alternative Loan Trust 2003–5,		
5.5%, 7–25–33	1,265	584,467
Banc of America Mortgage Trust:		
2003–9,		
5.5%, 12–25–33	809	454,371
2004–1,		
5.5%, 2–25–34	1,910	1,469,080
2004–2:		
5.0%, 3–25–19	288	268,746
5.0%, 3–25–19	224	203,904
5.5%, 3–25–34	471	384,661
2004–3:		
4.875%, 4–25–19	389	354,832
4.875%, 4–25–19	209	184,487
2004–7,		
5.75%, 8–25–34	1,039	961,674
Banc of America Structured Securities Trust 2002-X1 F,		
6.274%, 10–11–33 (B)	1,750	1,643,667
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (C)(E).	23	233
2.57%, 3–25–11 (C)(E).	10	100
7.54%, 5–31–17 (C)(E).	–*	1
BankAmerica Manufactured Housing Contract Trust:		
7.8%, 10–10–26	1,836	1,903,433
7.015%, 1–10–28	858	877,270
Bear Stearns Commercial Mortgage Securities Inc.:		
Series 2001-TOP2 Trust Fund,		
7.49158%, 2–15–35 (A) (B)	3,000	2,857,528
Series 2000-WF1 Trust Fund,		
6.5%, 2–15–32	1,015	946,021
Bear Stearns Commercial Mortgage Securities Trust		
2002-TOP6,		
6.0%, 10–15–36 (B)	938	683,710
Bear Stearns Mortgage Funding Trust 2006-SL2,		
3.00875%, 9–25–36 (A)(F).	1,174	2,533
Bear Stearns Mortgage Securities Inc.,		
8.0%, 11–25–29	387	400,129
BlackRock Capital Finance,		
7.75%, 9–25–26 (B)	523	416,898

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
C-Bass:		
2005-CB3 Trust,		
5.109%, 12–25–34 (A)	$1,254	$ 1,147,955
2006-CB2 Trust,		
5.717%, 12–25–36 (A)	48	47,832
2006-MH1 Trust,		
5.97%, 10–25–36 (A) (B)	1,435	1,482,686
Mortgage Loan Trust 2007-CB2,		
5.891%, 2–25–37 (A)	362	354,643
CHEQ Home Equity Loan Trust, Series 2006-S2,		
2.70875%, 7–25–27 (A)	816	751,424
CHL Mortgage Pass-ThroughTrust:		
2002–32,		
5.53811%, 1–25–33 (A)	1,331	1,002,723
2003–28,		
4.15%, 8–25–33	1,500	1,382,547
2003-HYB2,		
3.97107%, 7–19–33 (A)	1,929	1,734,796
COMM 2006-CNL2,		
5.5699%, 2–5–19 (A) (B)	925	821,315
CSAB Mortgage-Backed Trust 2006–2,		
6.08%, 9–25–36 (A)	3,540	2,496,787
CSFB Commercial Mortgage Trust 2003-C4,		
5.322%, 8–15–36 (A) (B)	1,000	710,185
CWHEQ Home Equity Loan Trust, Series 2006-S3,		
6.518%, 1–25–29 (A)	2,135	1,077,657
Capital Auto Receivables Asset Trust:		
2006–1,		
7.16%, 1–15–13 (B)	1,140	1,166,423
2007–2,		
8.3%, 2–18–14 (B)	1,105	1,104,067
Centex Home Equity Loan Trust 2005-C,		
5.048%, 6–25–35 (A)	2,301	2,000,786
Chase Mortgage Finance Trust:		
Series 2003-S2,		
5.0%, 3–25–18	1,555	1,508,977
Series 2003-S11,		
5.5%, 10–25–33	851	807,672
Citicorp Residential Mortgage Trust ,		
Series 2006–2,		
5.872%, 9–25–36 (A)	740	734,842

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
CitiMortgage Alternative Loan Trust:		
Series 2006-A7,		
6.0%, 12–25–36 (A)	$3,417	$ 2,662,477
Series 2007-A7,		
6.23759%, 7–25–37 (A)	642	125,616
Collateralized Mortgage Obligation Trust,		
5.0%, 7–1–18	31	31,227
Commercial Mortgage Asset Trust,		
7.8%, 11–17–32 (A)	1,000	1,102,683
Conseco Finance Securitizations Corp.,		
6.981%, 6–15–32	863	831,632
CountryPlace Manufactured Housing Contract Trust		
2005–1,		
4.8%, 12–15–35 (A) (C)	1,275	1,133,206
Countrywide Home Loans Alternative Loan Trust 2004-J9,		
4.586%, 10–25–34 (A)	1,705	1,483,132
Countrywide Home Loans, Inc. Asset-Backed Certificates,		
Series 2005–10,		
4.915%, 2–25–36 (A)	5,000	4,445,845
Credit Suisse Commercial Mortgage Trust Series 2006-C5,		
5.311%, 12–15–39	1,000	971,339
Credit Suisse First Boston Mortgage Securities Corp.,		
6.0%, 11–25–18	432	426,743
FFCA Secured Lending Corporation:		
3.875%, 2–18–22 (A) (C)	1,500	1,430,590
4.125%, 2–18–22 (A) (C)	1,000	943,226
First Horizon Mortgage Pass-Through Trust:		
2003–8,		
5.12905%, 10–25–33 (A)	364	199,846
2007–4,		
5.5%, 8–25–22	1,170	1,164,533
Flagstar Home Equity Loan Trust 2007–1,		
5.997%, 1–25–35 (A) (C)	1,630	1,029,707
Ford Credit Auto Owner Trust:		
2006-B,		
7.12%, 2–15–13 (B)	635	588,491
2007-A,		
7.05%, 12–15–13 (B)	390	341,905
GMAC Commercial Mortgage Securities,		
5.94%, 7–1–13 (B)	101	96,844
GS Mortgage Securities Trust 2007-GG10,		
5.79923%, 8–10–45 (A)	1,500	1,497,611

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.25%, 4–25–32	$ 753	$ 662,433
5.39334%, 4–25–32 (A)	1,171	705,010
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.25%, 11–25–32 (C)	1,033	970,210
5.25%, 11–25–32 (C)	482	456,882
Green Tree Financial Corporation:		
7.65%, 4–15–19	605	624,697
8.3%, 11–15–19	442	459,412
9.1%, 4–15–25	1,075	1,117,672
9.0%, 6–15–25	1,052	1,130,100
Greenwich Capital Commercial Funding Corp., Commercial Mortgage Trust 2002-C1,		
5.5%, 1–11–35 (B)	780	653,349
Hilton Hotel Pool Trust:		
3.61938%, 10–3–15 (A) (B)	500	500,695
7.653%, 10–3–15 (B)	1,955	2,171,728
Home Equity Loan Trust 2003-HS2,		
5.09%, 7–25–33 (A)	129	114,710
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1,		
5.506%, 11–11–38 (C)	2,039	1,969,921
Impac CMB Trust Series 2003–2F,		
6.0%, 1–25–33 (A)	836	546,103
J.P. Morgan Alternative Loan Trust 2005-S1 Mortgage Pass-Through Certificates, Series 2005-S1,		
6.0%, 12–25–35	960	949,928
J.P. Morgan Alternative Loan Trust 2006-A6,		
5.95%, 11–25–36 (A)	2,500	2,071,173
J.P. Morgan Chase Commercial Mortgage Securities Corp.,		
6.2207%, 10–12–37 (B)	2,300	2,099,885
J.P. Morgan Chase Commercial Mortgage Securities:		
Trust 2006-LDP8,		
5.37%, 5–15–45	500	485,701
Trust 2007-LDP10,		
5.42%, 1–15–49	3,000	2,902,849
J.P. Morgan Mortgage Acquisition Trust:		
2006-CW2,		
6.337%, 8–25–36 (A)	2,725	2,100,076
2006-WF1,		
6.41%, 7–25–36 (A)	2,510	1,686,922

See Notes to Schedule of Investments on page 348.

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
J.P. Morgan Mortgage Trust:		
2004-A3,		
4.29509%, 7–25–34 (A)	$1,359	$ 1,166,463
2005-S2:		
5.67279%, 9–25–35 (A)	2,207	1,653,821
6.5%, 9–25–35	2,225	2,129,203
2006-A2:		
3.75414%, 11–25–33 (A)	1,446	1,295,932
3.81672%, 8–25–34 (A)	2,103	1,659,160
2006-A6,		
6.04397%, 10–25–36 (A)	2,510	2,354,796
2006-S3:		
6.187%, 8–25–36	1,188	853,720
6.5%, 8–25–36	1,810	1,663,270
2007-A1,		
4.81508%, 7–25–35 (A)	2,179	1,984,833
2007-A2,		
5.70783%, 4–25–37 (A)	3,308	3,208,412
LB-UBS Commercial Mortgage Trust 2003-C3,		
4.846%, 2–15–37 (A) (B)	300	234,753
Lehman Mortgage Trust Mortgage Pass-Through		
Certificates, Series 2006–5,		
6.88627%, 9–25–36 (A)	1,998	730,194
Lehman XS Trust, Series 2005–8,		
5.69%, 12–25–35	3,057	2,968,948
MASTR Asset Securitization Trust:		
2003–6,		
5.5%, 7–25–33	1,635	1,607,256
2003–10,		
5.5%, 11–25–33	1,402	1,387,515
Mid-State Capital Corporation 2004–1 Trust:		
6.005%, 8–15–37	368	372,943
6.497%, 8–15–37	1,158	1,190,217
Morgan Stanley Capital I Trust 2003-IQ5,		
5.97415%, 4–15–38 (A) (B)	2,348	1,735,869
Morgan Stanley Dean Witter Capital I Inc. Trust 2002-WL1,		
6.48368%, 4–25–17 (A)	239	235,621
Multi Security Asset Trust LP, Commercial Mortgage-		
Backed Securities Pass-Through Certificates,		
Series 2005-RR4:		
1.1548%, 11–28–35 (A) (C) (Interest Only)	24,823	418,886
5.88%, 11–28–35 (A) (C)	680	265,412
5.88%, 11–28–35 (A) (C)	340	149,706

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Multi Security Asset Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-RR4,		
5.0%, 11–28–35 (C)	$2,000	$ 1,700,625
NationsLink Funding Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998–2,		
5.0%, 8–20–30 (B)	1,000	715,331
Oakwood Mortgage Investors, Inc.:		
8.1%, 10–15–21 (B)	234	240,273
7.375%, 8–15–27	228	234,378
Office Portfolio Trust, Commerical Mortgage Pass-Through Certificates, Series 2001-HRPT,		
6.778%, 2–3–16 (B)	700	621,872
Origen Manufactured Housing Contract Trust:		
2004-A,		
5.7%, 1–15–35	543	507,492
2004-B,		
4.75%, 8–15–21	400	383,092
2005-A,		
4.97%, 10–15–21	935	952,307
2005-B:		
5.605%, 5–15–22	360	357,997
5.91%, 1–15–37	700	679,934
PHH Alternative Mortgage Trust, Series 2007–1, Class II-B–2,		
6.0%, 2–25–37	1,554	875,246
Prudential Home Mortgage Securities,		
6.97988%, 9–28–08 (A) (B)	1	498
6.72999%, 4–28–24 (A) (C)	3	2,888
8.0377%, 9–28–24 (A) (B)	22	19,877
RALI Series:		
2003-QS10 Trust,		
5.5%, 5–25–33	2,202	1,958,329
2003-QS11 Trust,		
5.75%, 6–25–33	2,471	1,879,674
RAMP Series 2005-RS1 Trust,		
5.145%, 1–25–35 (A)	1,075	970,159
RASC Series 2003-KS10 Trust,		
6.41%, 12–25–33	292	167,969
RBSGC Mortgage Loan Trust 2007-B,		
5.45042%, 7–25–35 (A)	2,948	2,901,445
RESI Finance Limited Partnership 2003-C and RESI Finance DE Corporation 2003-C,		
4.45813%, 9–10–35 (A) (C)	1,414	1,135,046

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
RFMSI Series 2004-S5 Trust:		
4.5%, 5–25–19	$ 326	$ 296,492
4.5%, 5–25–19	162	143,762
Salomon Brothers Mortgage Securities VII, Inc., Mortgage		
Pass-Through Certificates, Series 1997-HUD1,		
7.75%, 12–25–30 (A)	1,101	1,138,800
Structured Adjustable Rate Mortgage Loan Trust,		
Series 2005–21,		
5.4%, 11–25–35 (A)	1,575	1,250,959
Structured Asset Mortgage Investments, Inc.:		
5.80078%, 4–30–30 (A)	19	16,821
5.80078%, 4–30–30 (A)	9	7,147
Structured Asset Securities Corporation:		
5.54%, 11–25–32 (A)	221	206,016
5.25%, 8–25–33	1,302	990,935
5.25%, 8–25–33	567	361,328
5.63%, 5–25–34 (A)	770	640,559
6.0%, 6–25–34 (A)	2,127	1,778,129
Vanderbilt Mortgage and Finance, Inc.,		
7.955%, 12–7–24	542	590,319
Wachovia Bank Commercial Mortgage Trust (The),		
4.942%, 11–15–34 (B)	964	751,479
Washington Mutual MSC Mortgage Pass-Through		
Certificates Series 2002-MS11 Trust,		
5.6087%, 12–25–32 (A)	929	744,826
Wells Fargo Alternative Loan 2007-PA3 Trust:		
5.75%, 7–25–37	1,079	879,787
6.20176%, 7–25–37 (A)	1,781	1,290,831
6.20176%, 7–25–37 (A)	1,557	531,311
Wells Fargo Mortgage Backed Securities :		
2003–2 Trust,		
5.25%, 2–25–18	257	223,610
2003–4 Trust,		
5.5%, 6–25–33	929	575,376
2003–9 Trust,		
5.25%, 8–25–33 (B)	1,124	605,994
2004–1 Trust,		
5.5%, 2–25–34	1,622	1,272,761
2005–16 Trust,		
5.75%, 1–25–36	500	455,267
TOTAL CORPORATE DEBT SECURITIES – 56.33%		**$165,046,236**
(Cost: $195,426,936)		

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 0.32%		
Federal Home Loan Bank,		
3.625%, 12–17–10	$ 400	$ 411,158
Federal National Mortgage Association,		
5.0%, 9–15–08 (D)	500	506,617
		917,775
Mortgage-Backed Obligations – 40.94%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates,		
11.46792%, 3–15–09 (A)	199	203,110
Federal Home Loan Mortgage Corporation Agency REMIC/CMO,		
5.0%, 6–15–31	2,000	1,991,864
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.5%, 12–1–17	637	654,271
5.5%, 9–1–19	957	979,426
3.5%, 2–15–30	1,678	1,640,016
6.5%, 9–1–32	1,038	1,096,792
5.3%, 1–15–33	206	209,060
5.0%, 7–15–33	2,064	2,064,753
5.5%, 5–1–34	1,186	1,205,549
5.5%, 5–1–34	783	796,558
6.5%, 5–1–34	755	785,818
5.5%, 10–1–34	928	941,975
6.5%, 10–1–34	4,935	5,118,523
5.0%, 5–15–35	2,196	2,063,147
5.5%, 7–1–35	2,516	2,545,808
5.0%, 8–1–35	865	858,275
5.5%, 10–1–35	1,522	1,543,195
5.0%, 12–1–35	792	785,453
7.0%, 12–1–37	833	874,883
Federal National Mortgage Association Adjustable Rate Pass-Through Certificates,		
4.642%, 7–1–35 (A)	1,129	1,142,826

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
6.0%, 1–1–18	$ 349	$ 359,329
5.5%, 2–1–18	385	395,850
5.0%, 5–1–18	1,227	1,245,530
5.0%, 10–1–18	1,226	1,243,797
5.5%, 9–1–19	306	313,172
5.5%, 2–1–24	475	483,488
6.0%, 8–1–29	391	403,509
7.0%, 11–1–31	184	197,031
6.5%, 2–1–32	172	181,360
6.5%, 2–1–32	130	137,026
6.5%, 2–1–32	112	118,525
7.0%, 2–1–32	231	247,880
7.0%, 3–1–32	324	348,024
6.5%, 4–1–32	71	73,902
6.5%, 5–1–32	126	132,657
6.5%, 5–1–32	83	86,895
6.5%, 7–1–32	601	633,801
6.0%, 9–1–32	140	145,434
6.5%, 9–1–32	71	74,113
6.0%, 10–1–32	920	954,250
6.0%, 10–1–32	890	923,757
6.5%, 10–1–32	59	62,270
6.0%, 11–1–32	769	798,486
6.0%, 11–1–32	453	469,783
6.0%, 3–1–33	1,203	1,248,238
6.0%, 3–1–33	1,073	1,113,072
6.0%, 3–1–33	807	837,155
6.0%, 3–1–33	232	240,164
5.5%, 4–1–33	1,623	1,648,247
5.5%, 5–1–33	515	521,735
5.5%, 5–1–33	269	273,239
6.0%, 6–1–33	2,464	2,536,606
6.5%, 8–1–33	42	44,228
6.0%, 10–1–33	237	244,829
5.0%, 11–1–33	1,631	1,618,389
6.0%, 12–1–33	486	502,446
5.5%, 1–1–34	1,441	1,459,223
5.5%, 2–1–34	4,497	4,539,159
7.0%, 2–1–34	404	423,947
5.0%, 3–1–34	922	914,616

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates: (Continued)		
5.0%, 3–1–34	$ 398	$ 395,018
5.5%, 3–1–34	2,117	2,152,097
5.5%, 4–1–34	1,847	1,876,906
5.5%, 4–1–34	584	590,563
5.0%, 5–1–34	182	180,664
5.5%, 7–1–34	1,691	1,718,670
6.0%, 8–1–34	625	642,962
5.5%, 9–1–34	1,159	1,175,828
6.0%, 9–1–34	773	794,666
6.5%, 9–1–34	916	952,278
5.5%, 10–1–34	1,813	1,835,739
5.5%, 11–1–34	685	695,199
6.0%, 11–1–34	324	333,012
6.5%, 11–1–34	63	65,247
6.0%, 12–1–34	2,231	2,292,845
5.5%, 1–1–35	601	608,414
4.5%, 2–1–35	445	430,061
5.5%, 2–1–35	2,270	2,302,923
6.5%, 3–1–35	1,102	1,148,554
5.0%, 4–1–35	1,600	1,583,501
6.0%, 4–1–35	1,625	1,664,609
6.0%, 4–1–35	1,558	1,599,208
6.0%, 6–1–35	2,588	2,659,848
5.0%, 7–1–35	760	753,410
5.5%, 7–1–35	759	767,468
5.5%, 10–1–35	1,586	1,610,183
5.5%, 10–1–35	872	885,617
5.5%, 2–1–36	1,543	1,539,512
6.5%, 2–1–36	622	648,679
6.5%, 6–1–36	1,114	1,155,297
6.0%, 8–1–36	1,962	2,012,028
6.0%, 11–1–36	2,045	2,097,289
6.0%, 5–1–37	954	977,659
6.5%, 8–1–37	1,899	1,968,725
6.5%, 9–1–37	1,908	1,977,976
7.0%, 10–1–37	298	312,731
7.0%, 10–1–37	234	245,990

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO (Interest Only):		
1.04712%, 3–16–34 (A)	$ 7,104	$ 254,611
0.80114%, 7–16–40 (A)	3,768	104,667
0.22005%, 3–16–42 (A)	14,104	116,082
0.97826%, 6–17–45 (A)	19,245	823,738
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.875%, 5–15–17	600	620,793
6.25%, 7–15–24	220	229,611
5.5%, 3–16–32	4,575	4,693,934
5.0%, 7–15–33	949	951,238
5.0%, 12–1–33	700	699,782
5.0%, 7–15–34	818	819,803
5.5%, 12–15–34	942	962,811
5.5%, 12–15–34	550	562,230
5.0%, 1–15–35	1,630	1,631,730
5.5%, 4–1–35	3,000	3,058,125
5.0%, 12–15–35	1,829	1,830,979
6.0%, 4–1–37	1,875	1,934,766
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1:		
Class 1,		
7.20581%, 2–15–25 (A)	216	235,172
Class 2,		
7.7925%, 2–15–25	68	73,789
		119,951,701
Treasury Obligations – 1.10%		
United States Treasury Notes:		
4.5%, 3–31–12 (D)	2,000	2,174,218
3.625%, 12–31–12	1,000	1,054,844
		3,229,062
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 42.36%		**$124,098,538**

(Cost: $123,460,657)

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Beverages – 0.68%		
Coca-Cola Company (The),		
2.25%, 4–14–08	$2,000	$ 1,998,375
Computers – Main and Mini – 1.03%		
IBM International Group Capital LLC,		
2.25%, 4–3–08	3,000	2,999,625
Electrical Equipment – 1.02%		
W.W. Grainger, Inc.,		
2.6%, 4–9–08	3,000	2,998,267
Food and Related – 1.02%		
Archer Daniels Midland Company,		
2.95%, 4–21–08	3,000	2,995,083
Forest and Paper Products – 1.71%		
Kimberly-Clark Worldwide Inc.,		
2.18%, 4–8–08	5,000	4,997,881
Utilities – Electric – 0.68%		
Wisconsin Electric Power Co.,		
2.47%, 4–4–08	2,000	1,999,588
Total Commercial Paper – 6.14%		17,988,819
United States Government Agency Obligations – 1.42%		
Federal Home Loan Bank,		
1.5%, 4–1–08	4,160	4,160,000
TOTAL SHORT-TERM SECURITIES – 7.56%		$ 22,148,819
(Cost: $22,148,819)		
TOTAL INVESTMENT SECURITIES – 106.25%		$311,293,593
(Cost: $341,036,412)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (6.25%)		(18,298,532)
NET ASSETS – 100.00%		$292,995,061

See Notes to Schedule of Investments on page 348.

The Investments of Ivy Mortgage Securities Fund

March 31, 2008

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*Not shown due to rounding.

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2008.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $24,839,586 or 8.48% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2008, the total value of these securities amounted to $11,606,639 or 3.96% of net assets.

(D) Securities serve as collateral for the following open futures contracts at March 31, 2008. (See Note 7 to financial statements):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
United States 5 Year Treasury Note	Short	6–30–08	(244)	$27,873,188	$(63,214)
United States 10 Year Treasury Note	Short	6–18–08	(444)	52,815,190	(1,560,589)
				$80,688,378	$(1,623,803)

(E) No or partial interest was received on the last interest due date.

(F) Issuer has notified holders that principal will not be repaid.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MORTGAGE SECURITIES FUND
March 31, 2008
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $341,036) (Notes 1 and 3)	$311,294
Receivables:	
Interest.	1,484
Fund shares sold.	351
Prepaid and other assets	31
Total assets	313,160

LIABILITIES

Payable for investment securities purchased	18,797
Payable to Fund shareholders	545
Variation margin (Note 7)	168
Dividends payable.	154
Accrued management fee (Note 2)	128
Accrued service fee (Note 2)	99
Accrued shareholder servicing (Note 2).	97
Due to custodian.	75
Accrued accounting services fee (Note 2)	8
Accrued distribution fee (Note 2)	1
Other.	93
Total liabilities	20,165
Total net assets.	$292,995

NET ASSETS

Capital paid in (shares authorized – unlimited)	$327,559
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	—
Accumulated undistributed net realized loss	
on investment transactions	(3,197)
Net unrealized depreciation in value of investments.	(31,367)
Net assets applicable to outstanding units of capital.	$292,995
Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.62
Class B	$9.62
Class C	$9.62
Class E	$9.62
Class I	$9.62
Class Y	$9.62
Capital shares outstanding:	
Class A	26,564
Class B	1,161
Class C	1,732
Class E	31
Class I	26
Class Y	938

See Notes to Financial Statements.

Statement of Operations

IVY MORTGAGE SECURITIES FUND
For the Fiscal Year Ended March 31, 2008
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$ 19,546
Expenses (Note 2):	
Investment management fee.	1,651
Shareholder servicing:	
Class A	772
Class B	60
Class C	57
Class E	2
Class I	—*
Class Y	19
Service fee:	
Class A	690
Class B	31
Class C	47
Class Y	31
Distribution fee:	
Class A	27
Class B	92
Class C	142
Class E	1
Accounting services fee	104
Custodian fees.	27
Audit fees.	15
Legal fees	5
Other	221
Total expenses	3,994
Net investment income	15,552

REALIZED AND UNREALIZED LOSS
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on securities	(1,754)
Realized net loss on futures	(503)
Realized net loss on investments	(2,257)
Unrealized depreciation in value of securities during the period	(26,242)
Unrealized depreciation in value of futures contracts during the period	(1,615)
Unrealized depreciation in value of investments during the period	(27,857)
Net loss on investments	(30,114)
Net decrease in net assets resulting from operations	$(14,562)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MORTGAGE SECURITIES FUND
(In Thousands)

	For the fiscal year ended March 31,	
	2008	2007
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 15,552	$ 14,172
Realized net loss on investments	(2,257)	(111)
Unrealized appreciation (depreciation)	(27,857)	3,634
Net increase (decrease) in net assets resulting from operations.	(14,562)	17,695
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(13,698)	(12,512)
Class B	(468)	(422)
Class C	(759)	(765)
Class E	(9)	NA
Class I	(13)	NA
Class Y	(605)	(473)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class E	(—)	NA
Class I	(—)	NA
Class Y	(—)	(—)
	(15,552)	(14,172)
Capital share transactions (Note 5)	1,606	38,091
Total increase (decrease)	(28,508)	41,614
NET ASSETS		
Beginning of period.	321,503	279,889
End of period.	$292,995	$321,503
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 352 - 357.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the fiscal period ended 3-31-04	For the fiscal year ended 9-30-03
	2008	2007	2006	2005		
Net asset value, beginning of period.......	$10.59	$10.44	$10.68	$10.96	$10.97	$11.07
Income (loss) from investment operations:						
Net investment income....	0.49	0.51	0.48	0.49	0.25	0.59
Net realized and unrealized gain (loss) on investments.......	(0.97)	0.15	(0.24)	(0.27)	0.03	(0.12)
Total from investment operations.............	(0.48)	0.66	0.24	0.22	0.28	0.47
Less distributions from:						
Net investment income....	(0.49)	(0.51)	(0.48)	(0.49)	(0.25)	(0.57)
Capital gains............	(0.00)	(0.00)	(0.00)	(0.01)	(0.04)	(0.00)
Total distributions...........	(0.49)	(0.51)	(0.48)	(0.50)	(0.29)	(0.57)
Net asset value, end of period .	$ 9.62	$10.59	$10.44	$10.68	$10.96	$10.97
Total return[1]	−4.69%	6.52%	2.24%	2.12%	2.70%	4.19%[2]
Net assets, end of period (in millions).............	$256	$278	$243	$188	$134	$91
Ratio of expenses to average net assets including expense waiver..........	1.14%	1.14%	1.05%	0.95%	1.05%[3][4]	0.97%
Ratio of net investment income to average net assets including expense waiver ..	4.80%	4.90%	4.51%	4.59%	4.56%[3][4]	5.27%
Ratio of expenses to average net assets excluding expense waiver..........	1.14%[5]	1.14%[5]	1.16%	1.23%	1.38%[3][4]	1.12%
Ratio of net investment income to average net assets excluding expense waiver..	4.80%[5]	4.90%[5]	4.40%	4.31%	4.22%[3][4]	5.12%
Portfolio turnover rate	98%	121%	154%	200%	57%	83%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Advantus Capital reimbursed the Fund for losses related to certain investment trades. With reimbursed losses, the total return for Class A, for the year ended September 30, 2003, would have been 4.28%.
(3) Annualized.
(4) In connection with the reorganization plan effected December 8, 2003, Class B and Class C shares of the predecessor Advantus Fund were exchanged into Class A shares at the time of the merger. The ratios shown reflect a blended rate that includes income and expenses for those Class B and Class C shares before October 1, 2003 up to the time of merger. Expenses for Class A shares before and after the merger were limited to 0.95% of average net assets.
(5) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

		For the fiscal year ended March 31,			For the period from 12-8-03[1] to 3-31-04
	2008	2007	2006	2005	
Net asset value, beginning of period	$10.59	$10.44	$10.68	$10.96	$10.87
Income (loss) from investment operations:					
Net investment income	0.39	0.40	0.36	0.37	0.12
Net realized and unrealized gain (loss) on investments.	(0.97)	0.15	(0.24)	(0.27)	0.13
Total from investment operations	(0.58)	0.55	0.12	0.10	0.25
Less distributions from:					
Net investment income	(0.39)	(0.40)	(0.36)	(0.37)	(0.12)
Capital gains	(0.00)	(0.00)	(0.00)	(0.01)	(0.04)
Total distributions	(0.39)	(0.40)	(0.36)	(0.38)	(0.16)
Net asset value, end of period . . .	$ 9.62	$10.59	$10.44	$10.68	$10.96
Total return	−5.62%	5.45%	1.12%	0.92%	2.32%
Net assets, end of period (in millions)	$11	$12	$11	$7	$1
Ratio of expenses to average net assets	2.11%	2.16%	2.16%	2.16%	1.89%[2]
Ratio of net investment income to average net assets	3.82%	3.88%	3.41%	3.29%	3.59%[2]
Portfolio turnover rate.	98%	121%	154%	200%	57%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND

Class C Shares

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03(1) to
	2008	2007	2006	2005	3-31-04
Net asset value, beginning of period	$10.59	$10.44	$10.68	$10.96	$10.87
Income (loss) from investment operations:					
Net investment income	0.41	0.42	0.38	0.38	0.12
Net realized and unrealized gain (loss) on investments	(0.97)	0.15	(0.24)	(0.27)	0.13
Total from investment operations	(0.56)	0.57	0.14	0.11	0.25
Less distributions from:					
Net investment income	(0.41)	(0.42)	(0.38)	(0.38)	(0.12)
Capital gains	(0.00)	(0.00)	(0.00)	(0.01)	(0.04)
Total distributions	(0.41)	(0.42)	(0.38)	(0.39)	(0.16)
Net asset value, end of period	$ 9.62	$10.59	$10.44	$10.68	$10.96
Total return	–5.43%	5.69%	1.34%	1.05%	2.32%
Net assets, end of period (in millions)	$17	$19	$19	$12	$2
Ratio of expenses to average net assets	1.92%	1.93%	1.93%	2.03%	1.86%(2)
Ratio of net investment income to average net assets	4.02%	4.11%	3.63%	3.41%	3.61%(2)
Portfolio turnover rate	98%	121%	154%	200%	57%(3)

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND
Class E Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.59
Income (loss) from investment operations:	
Net investment income	0.44
Net realized and unrealized loss on investments	(0.97)
Total from investment operations	(0.53)
Less distributions from:	
Net investment income	(0.44)
Capital gains	(0.00)
Total distributions	(0.44)
Net asset value, end of period	$ 9.62
Total return[2]	−5.20%
Net assets, end of period (in thousands)	$294
Ratio of expenses to average net assets	1.73%[3]
Ratio of net investment income to average net assets	4.20%[3]
Portfolio turnover rate	98%[4]

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

	For the period from 4-2-07[1] through 3-31-08
Net asset value, beginning of period	$10.59
Income (loss) from investment operations:	
Net investment income	0.57
Net realized and unrealized loss on investments	(0.97)
Total from investment operations	(0.40)
Less distributions from:	
Net investment income	(0.57)
Capital gains	(0.00)
Total distributions	(0.57)
Net asset value, end of period	$ 9.62
Total return	−4.05%
Net assets, end of period (in thousands)	$251
Ratio of expenses to average net assets	0.78%[2]
Ratio of net investment income to average net assets	5.15%[2]
Portfolio turnover rate	98%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the twelve months ended March 31, 2008.

See Notes to Financial Statements.

Financial Highlights

IVY MORTGAGE SECURITIES FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended March 31,				For the period from 12-8-03[1] to 3-31-04
	2008	2007	2006	2005	
Net asset value, beginning of period	$10.59	$10.44	$10.68	$10.96	$10.87
Income (loss) from investment operations:					
Net investment income	0.51	0.52	0.48	0.48	0.15
Net realized and unrealized gain (loss) on investments.	(0.97)	0.15	(0.24)	(0.27)	0.13
Total from investment operations	(0.46)	0.67	0.24	0.21	0.28
Less distributions from:					
Net investment income	(0.51)	(0.52)	(0.48)	(0.48)	(0.15)
Capital gains	(0.00)	(0.00)	(0.00)	(0.01)	(0.04)
Total distributions	(0.51)	(0.52)	(0.48)	(0.49)	(0.19)
Net asset value, end of period . . .	$ 9.62	$10.59	$10.44	$10.68	$10.96
Total return	−4.57%	6.66%	2.26%	1.95%	2.56%
Net assets, end of period (in millions)	$9	$13	$7	$6	$3
Ratio of expenses to average net assets	1.01%	1.00%	1.03%	1.12%	1.09%[2]
Ratio of net investment income to average net assets	4.93%	5.04%	4.53%	4.41%	4.38%[2]
Portfolio turnover rate.	98%	121%	154%	200%	57%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the six months ended March 31, 2004.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2008

NOTE 1 – Significant Accounting Policies

Ivy Funds (the Trust) is organized as a Massachusetts business trust under a Declaration of Trust dated December 21, 1983, as amended, and is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Trust issues sixteen series of capital shares; each series represents ownership of a separate mutual fund (Fund). The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Trust's Board of Trustees. Management's valuation committee makes fair value determinations for the Trust, subject to the supervision of the Board of Trustees. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Trust combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Trust's financial statements. Gains or losses are realized by the Trust at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Trust uses Forward Contracts to attempt to reduce the overall risk of its investments.

E. Federal income taxes – It is the Trust's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Trust intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At March 31, 2008, the following amounts were reclassified:

	Accumulated Undistributed Net Realized Gain (Loss)	Accumulated Undistributed Net Investment Income	Additional Paid-in Capital
Ivy Dividend Income Fund	$ —	$ 126,218	$ (126,218)
Ivy Small Cap Value Fund.	—	1,081,549	(1,081,549)
Ivy Managed European/Pacific Fund . .	(101,834)	101,834	—
Ivy Pacific Opportunities Fund	(2,214,471)	2,214,471	—
Ivy Global Natural Resources Fund . . .	1,045,981	(1,045,981)	—

Net investment income and net assets were not affected by these changes.

G. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

H. New accounting pronouncements – During the year ended March 31, 2008, the Trust instituted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) with the impact of such adoption being recognized on September 30, 2007 in accordance with guidance provided by the Securities and Exchange Commission. FIN 48 did not have a material effect on the net asset value, financial condition or results of operations of the Trust as there was no liability required for the recognition of unrecognized tax benefits during the year, nor were there any such liabilities to be recorded to the beginning net asset value of the Trust. The Trust is subject to examination by U.S. federal, state and foreign tax authorities for returns filed for years ending after March 31, 2004.

In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Trust will institute SFAS No. 157 during 2008 and its potential impact, if any, on its financial statements is currently being assessed by management.

In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 amends and expands disclosures about derivative instruments and hedging activities. SFAS 161 requires qualitative disclosures about the objectives and strategies of derivative instruments, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures of credit-risk-related contingent features in hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Trust will institute SFAS 161 during 2009 and its potential impact, if any, on its financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the investment manager for each Fund. IICO provides advice and supervises investments for which services it is paid a fee. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Dividend Income Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Small Cap Value Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Value Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Managed European/Pacific Fund	All levels	0.05%
Ivy Managed International Opportunities Fund	All levels	0.05%
Ivy Cundill Global Value Fund	Up to $500 Million	1.00%
	Over $500 Million and up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.76%

Fund (Continued)	Net Asset Breakpoints	Annual Rate
Ivy European Opportunities Fund	Up to $250 Million	1.00%
	Over $250 Million up to $500 Million	0.85%
	Over $500 Million	0.75%
Ivy International Balanced Fund	Up to $1 Billion	0.70%
	Over $1 Billion and up to $2 Billion	0.65%
	Over $2 Billion and up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy International Core Equity Fund	Up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy International Growth Fund	Up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.70%
Ivy Pacific Opportunities Fund	Up to $500 Million	1.00%
	Over $500 Million and up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Balanced Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Ivy Global Natural Resources Fund	Up to $500 Million	1.00%
	Over $500 Million and up to $1 Billion	0.85%
	Over $1 Billion and up to $2 Billion	0.83%
	Over $2 Billion and up to $3 Billion	0.80%
	Over $3 Billion	0.76%
Ivy Real Estate Securities Fund	Up to $1 Billion	0.90%
	Over $1 Billion up to $2 Billion	0.87%
	Over $2 Billion up to $3 Billion	0.84%
	Over $3 Billion	0.80%
Ivy Bond Fund	Up to $500 Million	0.525%
	Over $500 Million and up to $1 Billion	0.50%
	Over $1 Billion and up to $1.5 Billion	0.45%
	Over $1.5 Billion	0.40%
Ivy Mortgage Securities Fund	Up to $500 Million	0.50%
	Over $500 Million and up to $1 Billion	0.45%
	Over $1 Billion and up to $1.5 Billion	0.40%
	Over $1.5 Billion	0.35%

These fees are accrued daily and are paid monthly. However, IICO has voluntarily agreed to waive its management fee for Ivy Dividend Income Fund, Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. During the fiscal year ended March 31, 2008, IICO voluntarily waived its fee (in thousands) as shown in the following table:

Ivy Managed European/Pacific Fund.....................................	$2
Ivy Managed International Opportunities Fund	1

Mackenzie Financial Corporation (MFC) serves as subadvisor to Ivy Global Natural Resources Fund under an agreement with IICO and receives a fee as follows: 0.50% of the Fund's average daily net assets up to $500 million, 0.425% of net assets over $500 million and up to $1 billion, 0.415% of net assets over $1 billion and up to $2 billion, 0.40% of net assets over $2 billion and up to $3 billion, and 0.38% of net assets over $3 billion.

As of December 7, 2006, MFC also serves as subadvisor to Ivy Cundill Global Value Fund under an agreement with IICO and receives a fee as follows:

Fund	Net Asset Breakpoints	Annual Rate
Ivy Cundill Global Value Fund	On the first $500 Million	0.50%
	On the next $500 Million	0.425%
	On the next $1 Billion	0.415%
	On the next $1 Billion	0.40%
	On all assets exceeding $3 Billion	0.38%

MFC was the interim subadvisor to Ivy Cundill Global Value Fund from September 22, 2006 until December 7, 2006. Prior to September 22, 2006, Cundill Investment Research Ltd. served as subadvisor to the Fund.

Henderson Global Investors (North America) Inc. (HGINA) serves as subadvisor to Ivy European Opportunities Fund under an agreement with IICO. Henderson Investment Management Ltd., under a subadvisory agreement with HGINA, serves as subadvisor to the Fund. HGINA receives a fee payable monthly at an annual rate of 0.50% of average net assets.

Advantus Capital Management, Inc. serves as subadvisor to Ivy Bond Fund, Ivy Mortgage Securities Fund and Ivy Real Estate Securities Fund under an agreement with IICO and receives a fee equal to, on an annual basis, 0.27%, 0.30% and 0.55% of the respective Fund's average net assets.

Effective March 24, 2008, IICO serves as investment manager to Ivy Small Cap Value Fund. From February 2, 2007 to March 24, 2008, BlackRock Capital Management, Inc. served as subadvisor to Ivy Small Cap Value Fund under an agreement with IICO and received a fee equal to, on an annual basis, 0.50% of the Fund's average net assets.

Templeton Investment Counsel, LLC serves as subadvisor to Ivy International Balanced Fund under an agreement with IICO and receives a fee that is shown in the following table:

Fund	Net Asset Breakpoints	Annual Rate
Ivy International Balanced Fund	On the first $100 Million	0.50%
	All net assets exceeding $100 Million	0.40%

Pursuant to a Master Fund Accounting Services Agreement, IICO provides certain accounting and pricing services for each Fund. As of March 18, 2003, IICO assigned its responsibilities under the Accounting Services Agreement to Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the Ivy Managed Funds), pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WRSCO, for its services, a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting and Administrative Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 5,748
From $ 25 to $ 50	$ 11,550
From $ 50 to $ 100	$ 17,748
From $ 100 to $ 200	$ 24,198
From $ 200 to $ 350	$ 31,602
From $ 350 to $ 550	$ 41,250
From $ 550 to $ 750	$ 48,150
From $ 750 to $1,000	$ 60,798
$1,000 and Over	$ 74,250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WRSCO a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Under the Shareholder Servicing Agreement, except for the Ivy Managed Funds, with respect to Class A, Class B, Class C, Class E and Advisor Class, for each shareholder account that was in existence at any time during the prior month: Ivy Balanced Fund, Ivy Dividend Income Fund, Ivy International Balanced Fund, Ivy Real Estate Securities Fund, Ivy Small Cap Value Fund and Ivy Value Fund pay WRSCO a monthly fee of $1.5792; Ivy Bond Fund and Ivy Mortgage Securities Fund pay WRSCO a monthly fee of $1.6958; and Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Natural Resources Fund, Ivy International Growth Fund, Ivy International Core Equity Fund and Ivy Pacific Opportunities Fund each pay WRSCO a monthly fee of $1.5042. For Class I and Class Y shares, each Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. For Class R shares, each Fund pays WRSCO a monthly fee at an annual rate of 0.20% of the average daily net assets of the class for the preceding month. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B and Class C shares has been revised so that each Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce that fee if the number of total shareholders accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Porfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain intermediaries), WRSCO has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WRSCO if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. WRSCO pays such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate (e.g., 0.10%) fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Under the Shareholder Servicing Agreement for the Ivy Managed Funds, no fee is charged to the Ivy Managed Funds as compensation for services rendered under this Shareholder Servicing Agreement. The Ivy Managed Funds do, however, reimburse any out-of-pocket expenses incurred by WRSCO in the performance of its duties under this Agreement, including long distance telephone communications costs; microfilm and storage costs for certain documents; forms, printing and mailing costs; charges of any sub-agent used by WRSCO in performing services under the Shareholder Servicing Agreement; and costs of legal and special services not provided by Ivy Funds Distributor, Inc. (IFDI), IICO or WRSCO.

Pursuant to an Administrative Services Agreement, IICO provides certain administrative services to each Fund. The administrative fee for each Fund is a monthly fee at the annual rate of 0.01% of each Fund's average daily net assets.

As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the fiscal year ended March 31, 2008, IFDI received the following amounts in sales commissions and CDSC:

| | Sales Commissions | CDSC | | | |
		Class A	Class B	Class C	Class E
Ivy Dividend Income Fund	$ 514,211	$ 75	$ 13,789	$ 2,720	$ —
Ivy Small Cap Value Fund	365,561	2,068	8,657	506	—
Ivy Value Fund	132,385	—	2,392	454	—
Ivy Managed European/ Pacific Fund	463,262	—	406	655	—
Ivy Managed International Opportunities Fund	682,758	7	2,077	1,129	—
Ivy Cundill Global Value Fund	1,046,729	3,910	101,259	12,239	—
Ivy European Opportunities Fund . .	1,268,405	1,203	35,519	8,079	—
Ivy International Balanced Fund . . .	681,497	1,267	10,586	7,604	—
Ivy International Core Equity Fund .	624,216	89	5,836	3,219	—
Ivy International Growth Fund	184,776	141	9,804	959	—
Ivy Pacific Opportunities Fund	1,975,248	450	23,698	6,158	—
Ivy Balanced Fund	108,508	837	2,163	447	—
Ivy Global Natural Resources Fund .	6,373,984	6,077	417,069	157,777	—
Ivy Real Estate Securities Fund. . . .	918,314	2,606	24,014	4,669	—
Ivy Bond Fund	183,377	3,563	1,848	742	—
Ivy Mortgage Securities Fund	420,677	775	26,325	3,058	—

With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal year ended March 31, 2008, IFDI paid the following amounts:

Ivy Dividend Income Fund	$ 584,889
Ivy Small Cap Value Fund	387,418
Ivy Value Fund	148,226
Ivy Managed European/Pacific Fund	417,451
Ivy Managed International Opportunities Fund	618,259
Ivy Cundill Global Value Fund	1,238,571
Ivy European Opportunities Fund	1,417,505
Ivy International Balanced Fund	893,461
Ivy International Core Equity Fund	858,286
Ivy International Growth Fund	233,393
Ivy Pacific Opportunities Fund	2,107,630
Ivy Balanced Fund	114,308
Ivy Global Natural Resources Fund	11,941,672
Ivy Real Estate Securities Fund	969,887
Ivy Bond Fund	191,758
Ivy Mortgage Securities Fund	443,185

Under a Distribution and Service Plan for Class A, Class B, Class C, Class E, Class R and Class Y shares adopted by the Trust on behalf of each Fund (other than the Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund) and a Distribution and Service Plan for Class A, Class B, Class C, Class E and Class Y shares adopted by the Trust on behalf of the Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund, each Fund may pay certain amounts pursuant to Rule 12b-1 under the Investment Company Act of 1940. For Class A shares, each Fund may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI (or compensate IFDI with respect to Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund) for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

For Class B and Class C shares shares, each Fund may pay IFDI a service fee in an amount not to exceed 0.25% of the Fund's average annual net assets attributable to that class. The fee is to be paid to reimburse IFDI (or compensate IFDI with respect to Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund) for amounts it expends in connection with the provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

For Class B shares and Class C shares, each Fund may pay IFDI a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class. The Class B Plan and the Class C Plan each permit IFDI to receive compensation, through the distribution fee, for its distribution activities for that class.

For Class E shares, each Fund may pay IFDI, the principal underwriter for the Fund, a fee up to 0.25% of the Fund's average annual net assets attributable to Class E shares, paid daily, to compensate IFDI for its costs and expenses in connection with, either directly or through others, the distribution of the Class E shares, the provision of personal services to Class E shareholders and/or maintenance of Class E shareholder accounts. The Class E Plan permits IFDI to be compensated for these Class E-related distribution activities through the distribution fee, subject to the limit contained in the Plan. The Class E Plan also permits IFDI to be compensated for amounts it expends: in compensating, training and supporting registered financial advisors, sales manager and/or other appropriate personnel in providing personal services to Class E shareholders of the funds and/or maintaining Class E shareholder accounts; increasing services provided to Class E shareholders of the Funds by office personnel located at field sales offices; engaging in other activities useful in providing personal service to Class E shareholders of the Funds and/or maintenance of Class E shareholder accounts; and in compensating broker-dealers and other third parties who may regularly sell Class E shares of the Funds, and may regularly provide shareholder services and/or maintain shareholder accounts with respect to Class E shares.

For Class R shares of Ivy Global Natural Resources Fund and Ivy Real Estate Securities Fund, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal service to Class R shareholders and/or maintenance of Class R shareholder accounts.

For Class Y shares, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets attributable to that class to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintenance of Class Y shareholder accounts.

For Ivy Cundill Global Value Fund, Ivy Global Natural Resources Fund, Ivy International Core Equity Fund and Ivy Pacific Opportunities Fund, IICO has contractually agreed to reimburse a Fund's expenses, for the calendar year ended December 31, 2006, and for the following five years, to the extent necessary to ensure that the Fund's annual operating expenses, when calculated at the Fund level, do not exceed 2.50% of the Fund's average net assets (excluding 12b–1 fees and certain other expenses). During the fiscal year ended March 31, 2008, IICO did not reimburse any expenses under this agreement.

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient Fund expenses to ensure that the total annual fund operating expenses do not exceed the following levels for the specified funds/classes:

Fund and Class	Expense Limitation (as a percentage of average net assets of each Class)
Ivy Cundill Global Value Fund, Class A	1.90%
Ivy Cundill Global Value Fund, Class C	2.55%
Ivy Cundill Global Value Fund, Class Y	1.20%
Ivy Global Natural Resources Fund, Class A	1.70%
Ivy Global Natural Resources Fund, Class C	2.40%
Ivy Global Natural Resources Fund, Class Y	1.20%

During the fiscal year ended March 31, 2008, IFDI reimbursed the Fund's service fees (in thousands) as shown:

Ivy Cundill Global Value Fund, Class Y	$ 29
Ivy Global Natural Resources Fund, Class Y	317

During the fiscal year ended March 31, 2008, the Funds paid Trustees' regular compensation of $459,723, which is included in other expenses.

The Funds have adopted an Expense Reimbursement Plan regarding the Service Fees paid by Class A, Class B and Class C. The Plan allows for the current payment of expenses from prior years that were not paid at that time due to the respective Class at the 0.25% limit for reimbursement. In future years, should a Class have Service Fees below the 0.25% limit, IFDI could at that time request payment of some or all of the amounts disclosed below, still subject to the 0.25% limit:

	Class A	Class B	Class C
Ivy Dividend Income Fund	$ 41,540	$ 110	$ 17,736
Ivy Small Cap Value Fund	78,924	249	10,399
Ivy Value Fund	24,255	143	1,446
Ivy Cundill Global Value Fund	367,131	923	31,561
Ivy European Opportunities Fund	178,640	166	28,579
Ivy International Balanced Fund	119,694	123	24,840
Ivy International Core Equity Fund	90,995	1,431	26,392
Ivy International Growth Fund	218,605	1,278	6,283
Ivy Pacific Opportunities Fund	188,197	621	44,264
Ivy Balanced Fund	19,351	163	3,958
Ivy Global Natural Resources Fund	730,677	11,607	335,688
Ivy Real Estate Securities Fund	196,827	355	20,941
Ivy Bond Fund	28,479	43	5,538
Ivy Mortgage Securities Fund	155,284	2	29,535

The Funds have not recorded a liability for this potential reimbursement since the obligation to reimburse for these unrecovered service fees ceases upon termination of the expense reimbursement plan.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended March 31, 2008 are summarized as follows:

	Ivy Dividend Income Fund	Ivy Small Cap Value Fund	Ivy Value Fund
Purchases of investment securities, excluding short-term and U.S. government securities.....	$ 102,268,492	$178,608,494	$ 53,400,848
Purchases of U.S. government securities.........	—	—	—
Purchases of short-term securities...................	1,504,375,755	900,593,014	622,533,849
Purchases of options	—	—	32,056
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities.....	48,594,140	183,284,332	62,407,816
Proceeds from maturities and sales of U.S. government securities...................	—	—	—
Proceeds from maturities and sales of short-term securities ...	1,494,850,783	903,923,490	623,465,584
Proceeds from options	—	—	20,735

	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund	Ivy Cundill Global Value Fund
Purchases of investment securities, excluding short-term and U.S. government securities.....	$ 67,995,209	$116,978,998	$ 296,852,625
Purchases of U.S. government securities.................	—	—	—
Purchases of short-term securities..................	103,344,000	195,733,000	19,729,920,647
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities.....	134,389	—	602,278,945
Proceeds from maturities and sales of U.S. government securities.................	—	—	—
Proceeds from maturities and sales of short-term securities ...	103,183,000	195,192,000	19,822,794,000

	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund
Purchases of investment securities, excluding short-term and U.S. government securities.....	$ 409,010,749	$ 180,944,883	$ 355,299,737
Purchases of U.S. government securities.....	—	—	—
Purchases of short-term securities..............	2,699,581,964	1,676,067,719	1,485,558,632
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities.....	368,744,140	69,861,377	265,654,516
Proceeds from maturities and sales of U.S. government securities..............	—	—	—
Proceeds from maturities and sales of short-term securities..............	2,681,896,595	1,703,704,995	1,479,498,907

	Ivy International Growth Fund	Ivy Pacific Opportunities Fund	Ivy Balanced Fund
Purchases of investment securities, excluding short-term and U.S. government securities.......	$ 255,752,080	$ 595,536,558	$ 8,302,024
Purchases of U.S. government securities................	—	—	—
Purchases of short-term securities.................	1,292,450,132	1,624,583,413	885,087,772
Purchases of options	—	3,600,005	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities.......	264,896,263	547,723,547	19,514,721
Proceeds from maturities and sales of U.S. government securities.................	—	—	900,000
Proceeds from maturities and sales of short-term securities.................	1,278,347,959	1,631,723,512	875,192,927
Proceeds from options	—	337,500	—

	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund
Purchases of investment securities, excluding short-term and U.S. government securities......	$11,478,473,894	$ 141,565,207	$ 37,873,404
Purchases of U.S. government securities......	—	—	57,785,909
Purchases of short-term securities.................	13,786,307,511	1,105,252,126	814,296,505
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities......	9,808,322,353	335,351,444	24,600,137
Proceeds from maturities and sales of U.S. government securities................	—	—	36,452,869
Proceeds from maturities and sales of short-term securities................	13,862,810,378	1,090,102,834	811,084,829

	Ivy Mortgage Securities Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 47,422,143
Purchases of U.S. government securities	268,371,271
Purchases of short-term securities	2,250,536,769
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	33,039,580
Proceeds from maturities and sales of U.S. government securities	280,660,540
Proceeds from maturities and sales of short-term securities	2,247,231,924

For Federal income tax purposes, cost of investments owned at March 31, 2008 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Ivy Dividend Income Fund	$ 175,151,648	$ 34,254,357	$ 4,869,156	$ 29,385,201
Ivy Small Cap Value Fund	132,896,699	10,661,927	11,823,212	(1,161,285)
Ivy Value Fund	59,109,581	11,146,586	4,592,899	6,553,687
Ivy Managed European/ Pacific Fund	68,020,464	—	9,801,189	(9,801,189)
Ivy Managed International Opportunities Fund	117,519,998	—	8,673,371	(8,673,371)
Ivy Cundill Global Value Fund	508,325,096	99,898,655	66,607,248	33,291,407
Ivy European Opportunities Fund	528,127,007	61,735,414	50,171,284	11,564,130
Ivy International Balanced Fund . . .	338,742,712	42,477,147	25,559,766	16,917,381
Ivy International Core Equity Fund.	306,188,663	26,102,431	17,813,199	8,289,232
Ivy International Growth Fund	209,087,065	50,986,729	9,441,373	41,545,356
Ivy Pacific Opportunities Fund	503,234,550	78,583,921	42,850,387	35,733,534
Ivy Balanced Fund . . .	77,307,331	19,946,903	511,909	19,434,994
Ivy Global Natural Resources Fund . .	7,176,492,409	1,245,311,448	252,510,147	992,801,301
Ivy Real Estate Securities Fund. . .	347,937,384	70,717,388	16,415,090	54,302,298
Ivy Bond Fund	110,134,997	1,546,271	7,033,653	(5,487,382)
Ivy Mortgage Securities Fund. . .	341,144,446	2,492,509	32,343,362	(29,850,853)

NOTE 4 — Federal Income Tax Matters

For Federal income tax purposes, the Funds distributed and undistributed earnings and profit for the fiscal year ended March 31, 2008 and the related net capital losses and post-October activity were as follows:

	Ivy Dividend Income Fund	Ivy Small Cap Value Fund	Ivy Value Fund
Net ordinary income	$1,115,752	$ —	$ 435,800
Distributed ordinary income	1,145,140	4,223,778	1,419,592
Undistributed ordinary income	—	—	27,335
Realized long-term capital gains	580,376	2,336,081	3,768,568
Distributed long-term capital gains ...	2,015,803	4,522,035	4,646,513
Undistributed long-term capital gains .	—	1,111	610
Net capital losses.................	—	—	—
Post-October losses deferred	2,965,587	11,448,396	1,800,947

	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund	Ivy Cundill Global Value Fund
Net ordinary income	$ 2,036,791	$2,574,430	$18,490,783
Distributed ordinary income	2,036,791	2,468,124	28,868,415
Undistributed ordinary income	—	106,306	858,386
Realized long-term capital gains	2,577,102	2,171,746	22,751,359
Distributed long-term capital gains ...	101,834	—	41,944,816
Undistributed long-term capital gains .	2,475,268	2,171,746	3,183
Net capital losses.................	—	—	—
Post-October losses deferred	—	—	33,237,072

	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund
Net ordinary income	$16,685,716	$15,221,467	$12,288,974
Distributed ordinary income	15,290,384	12,128,367	15,229,537
Undistributed ordinary income	2,156,824	5,042,647	3,450,991
Realized long-term capital gains	57,537,576	11,890,591	9,027,111
Distributed long-term capital gains ...	48,944,506	6,489,354	9,412,743
Undistributed long-term capital gains .	18,952,359	7,325,446	4,710,841
Net capital losses.................	—	—	—
Post-October losses deferred	540,853	—	—

	Ivy International Growth Fund	Ivy Pacific Opportunities Fund	Ivy Balanced Fund
Net ordinary income	$155,242	$51,357,085	$1,718,157
Distributed ordinary income	402,130	48,093,720	1,717,894
Undistributed ordinary income	75,196	17,772,429	39,048
Realized long-term capital gains	—	45,757,101	1,586,143
Distributed long-term capital gains	—	14,296,128	2,238,984
Undistributed long-term capital gains . . .	—	35,672,676	184
Net capital losses	—	—	—
Post-October losses deferred	—	895,059	845,565

	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Bond Fund
Net ordinary income	$ 589,906,320	$ 4,215,012	$3,919,498
Distributed ordinary income	416,921,811	9,990,006	3,908,121
Undistributed ordinary income	248,854,949	1,310,436	47,586
Realized long-term capital gains	777,184,161	20,858,688	—
Distributed long-term capital gains . . .	315,419,590	33,727,709	—
Undistributed long-term capital gains .	540,665,321	1,531	—
Net capital losses	—	—	—
Post-October losses deferred	23,987,686	4,882,240	—

	Ivy Mortgage Securities Fund
Net ordinary income	$15,559,407
Distributed ordinary income	15,549,194
Undistributed ordinary income	187,175
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Net capital losses	902,106
Post-October losses deferred	1,450,090

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital Loss Carryovers are available to offset future realized capital gain net income incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
March 31, 2009	$ 50,885,086	$157,220
March 31, 2010	146,210,535	157,220
March 31, 2011	47,213,802	—
Total carryover	$244,309,423	$314,440

	Ivy Bond Fund	Ivy Mortgage Securities Fund
March 31, 2014	$ —	$ 164,447
March 31, 2015	335,409	484,106
March 31, 2016	—	902,106
Total carryover	$338,409	$1,550,659

Ivy Developing Markets Fund was merged into Ivy Pacific Opportunities Fund as of June 16, 2003. At the time of the merger, Ivy Developing Markets Fund had capital loss carryovers available to offset future gains of the Ivy Pacific Opportunities Fund. These carryovers are limited to $157,220 for each period ending March 31, 2009 and 2010 plus any unused limitations from prior year.

Ivy International Growth Fund was merged into Ivy International Growth Fund (formerly, Ivy International Fund) as of March 27, 2006. At the time of the merger, Ivy International Growth Fund had capital loss carryovers available to offset future gains of the Ivy International Fund. These carryovers are limited to $10,637,438 for the period ending March 31, 2009 and $3,234,412 for the period ending March 31, 2010 plus any unused limitations from prior year and the amount of certain built-in gains realized, if any.

Note 5 – Multiclass Operations

Each Fund within the Trust offers five classes of shares, Class A, Class B, Class C, Class I and Class Y, and all Funds except Ivy Small Cap Value Fund, Ivy Value Fund, Ivy Managed European/ Pacific Fund, Ivy Managed International Opportunities Fund, Ivy European Opportunities Fund, Ivy International Growth Fund, Ivy Pacific Opportunities Fund and Ivy Balanced Fund offer Class E shares to the public. Each share class has equal rights as to assets and voting privileges. In addition, Ivy Global Natural Resources Fund and Ivy Real Estate Securities Fund offer Class R shares, which also have equal rights as to assets and voting privileges. Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Pacific Opportunities Fund and Ivy Global Natural Resources Fund also offered Advisor Class shares. Advisor Class shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectuses and the Statement of Additional Information for the Trust.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended March 31, 2008 are summarized below. Amounts are in thousands.

	Ivy Dividend Income Fund	Ivy Small Cap Value Fund
Shares issued from sale of shares:		
Class A	4,850	3,446
Class B	221	107
Class C	678	128
Class E	134	6
Class I	6	48
Class Y	719	131
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	144	474
Class B	7	22
Class C	16	35
Class E	1	—*
Class I	—*	2
Class Y	4	65
Shares redeemed:		
Class A	(2,574)	(3,327)
Class B	(212)	(234)
Class C	(419)	(315)
Class E	(11)	(—)
Class I	(—)	(15)
Class Y	(120)	(451)
Increase in outstanding capital shares	3,444	122

*Not shown due to rounding.

(Continued)	Ivy Dividend Income Fund	Ivy Small Cap Value Fund
Value issued from sale of shares:		
Class A	$81,475	$52,888
Class B	3,680	1,584
Class C	11,355	1,921
Class E	2,304	100
Class I	100	778
Class Y	12,095	1,985
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	2,518	6,794
Class B	128	306
Class C	282	483
Class E	21	6
Class I	2	31
Class Y	60	938
Value redeemed:		
Class A	(43,339)	(50,030)
Class B	(3,556)	(3,376)
Class C	(6,973)	(4,582)
Class E	(196)	(—)
Class I	(—)	(232)
Class Y	(1,982)	(7,079)
Increase in outstanding capital	$57,974	$ 2,515

	Ivy Value Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
Shares issued from sale of shares:			
Class A	1,215	5,764	10,440
Class B	92	159	398
Class C	93	254	406
Class E	5	20	20
Class I	5	20	20
Class Y	11	28	43
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	290	178	215
Class B	21	5	6
Class C	18	8	7
Class E	—*	1	1
Class I	—*	1	1
Class Y	1	1	1
Shares redeemed:			
Class A	(1,727)	(478)	(703)
Class B	(162)	(24)	(42)
Class C	(154)	(12)	(46)
Class E	(—)	(—)	(—)
Class I	(—)	(—)	(—)
Class Y	(2)	(—)	(—)*
Increase (decrease) in outstanding capital shares.	(294)	5,925	10,767

*Not shown due to rounding.

(Continued)	Ivy Value Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
Value issued from sale of shares:			
Class A	$23,306	$63,478	$111,227
Class B	1,750	1,743	4,237
Class C	1,774	2,828	4,287
Class E	100	200	200
Class I	100	200	200
Class Y	185	283	456
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	5,180	1,938	2,280
Class B	360	50	65
Class C	310	89	73
Class E	7	10	7
Class I	8	11	7
Class Y	22	13	13
Value redeemed:			
Class A	(31,497)	(5,029)	(7,406)
Class B	(2,919)	(264)	(456)
Class C	(2,797)	(125)	(483)
Class E	(—)	(—)	(—)
Class I	(—)	(—)	(—)
Class Y	(28)	(—)	(4)
Increase (decrease) in outstanding capital	$ (4,139)	$65,425	$114,703

	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Balanced Fund
Shares issued from sale of shares:			
Class A	7,452	3,662	5,434
Class B	275	246	250
Class C	1,219	373	1,450
Class E	31	3	46
Class I	173	1,434	2,667
Class Y	211	49	200
Advisor Class	—	3	NA
Class II	—	NA	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	3,403	1,143	769
Class B	258	113	30
Class C	813	142	102
Class E	2	—*	1
Class I	13	118	97
Class Y	59	15	3
Advisor Class	19	3	NA
Class II	—	NA	NA
Shares redeemed:			
Class A	(18,983)	(3,156)	(4,313)
Class B	(1,309)	(571)	(193)
Class C	(8,863)	(471)	(747)
Class E	(2)	(—)	(1)
Class I	(55)	(29)	(12)
Class Y	(583)	(115)	(92)
Advisor Class	(34)	(9)	NA
Class II	(2)	NA	NA
Increase (decrease) in outstanding capital shares	(15,903)	2,953	5,691

*Not shown due to rounding.

(Continued)	Ivy Cundill Global Value Fund	Ivy European Opportunities Fund	Ivy International Balanced Fund
Value issued from sale of shares:			
Class A	$ 116,197	$150,552	$93,333
Class B	4,131	9,926	4,244
Class C	18,952	14,778	25,015
Class E	487	100	783
Class I	2,793	58,674	45,814
Class Y	3,209	2,024	3,389
Advisor Class	—	97	NA
Class II	—	NA	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	48,928	44,135	13,166
Class B	3,631	4,191	519
Class C	11,392	5,317	1,744
Class E	34	11	25
Class I	188	4,571	1,654
Class Y	852	580	46
Advisor Class	277	101	NA
Class II	—	NA	NA
Value redeemed:			
Class A	(286,653)	(125,648)	(73,971)
Class B	(19,233)	(21,682)	(3,296)
Class C	(130,403)	(17,803)	(12,642)
Class E	(23)	(—)	(13)
Class I	(843)	(1,199)	(203)
Class Y	(8,874)	(4,619)	(1,571)
Advisor Class	(516)	(352)	NA
Class II	(25)	NA	NA
Increase (decrease) in outstanding capital	$(235,499)	$123,754	$98,036

	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
Shares issued from sale of shares:			
Class A	5,995	789	9,852
Class B	311	42	387
Class C	1,251	133	761
Class E	65	3	6
Class I	1,270	593	2,094
Class Y	459	16	260
Advisor Class	—	—	—
Class II	NA	—	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	844	7	2,325
Class B	47	—	117
Class C	162	—	191
Class E	4	—*	1
Class I	77	2	149
Class Y	25	—*	39
Advisor Class	—	—	1
Class II	NA	—*	NA
Shares redeemed:			
Class A	(2,976)	(1,081)	(7,611)
Class B	(413)	(96)	(477)
Class C	(606)	(299)	(786)
Class E	(3)	(—)	(—)
Class I	(18)	(24)	(93)
Class Y	(106)	(68)	(372)
Advisor Class	(—)*	(—)*	(—)
Class II	NA	(9)	NA
Increase in outstanding capital shares	6,388	8	6,844

*Not shown due to rounding.

(Continued)	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
Value issued from sale of shares:			
Class A	$111,517	$29,963	$201,372
Class B	5,340	1,415	7,206
Class C	21,399	4,596	15,041
Class E	1,197	100	100
Class I	23,654	22,300	42,320
Class Y	8,284	600	5,567
Advisor Class	—	—	—
Class II	NA	—	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	15,658	265	49,834
Class B	804	—	2,296
Class C	2,762	—	3,788
Class E	72	—*	13
Class I	1,430	59	3,223
Class Y	458	5	834
Advisor Class	—	—	12
Class II	NA	1	NA
Value redeemed:			
Class A	(54,756)	(40,504)	(151,434)
Class B	(7,063)	(3,310)	(8,705)
Class C	(10,068)	(10,278)	(14,352)
Class E	(60)	(—)	(—)
Class I	(340)	(901)	(1,857)
Class Y	(1,893)	(2,424)	(6,956)
Advisor Class	(1)	(1)	(—)
Class II	NA	(327)	NA
Increase in outstanding capital	$118,394	$ 1,559	$148,302

*Not shown due to rounding.

	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund
Shares issued from sale of shares:			
Class A	736	55,612	3,497
Class B	52	1,955	102
Class C	144	16,928	141
Class E	6	79	22
Class I	6	1,881	94
Class R	NA	636	3
Class Y	178	14,190	214
Advisor Class	NA	—*	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	142	10,279	1,329
Class B	5	688	62
Class C	5	3,486	66
Class E	—*	5	2
Class I	—*	114	7
Class R	NA	32	1
Class Y	65	1,708	675
Advisor Class	NA	1	NA
Shares redeemed:			
Class A	(766)	(30,526)	(6,872)
Class B	(33)	(1,695)	(344)
Class C	(94)	(7,152)	(516)
Class E	(—)	(2)	(2)
Class I	(—)	(49)	(39)
Class R	NA	(113)	(1)
Class Y	(404)	(3,472)	(4,826)
Advisor Class	NA	(1)	NA
Increase (decrease) in outstanding capital shares	42	64,584	(6,385)

*Not shown due to rounding.

(Continued)	Ivy Balanced Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund
Value issued from sale of shares:			
Class A	$12,611	$2,067,009	$ 79,829
Class B	877	68,577	2,333
Class C	2,471	581,343	3,288
Class E	100	2,930	532
Class I	100	68,389	2,408
Class R	NA	23,676	74
Class Y	3,067	528,496	4,733
Advisor Class	NA	3	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	2,489	391,527	26,473
Class B	88	24,609	1,224
Class C	94	121,921	1,305
Class E	4	186	35
Class I	5	4,374	135
Class R	NA	1,236	15
Class Y	1,146	65,199	13,488
Advisor Class	NA	37	NA
Value redeemed:			
Class A	(13,091)	(1,124,546)	(152,493)
Class B	(573)	(58,685)	(7,458)
Class C	(1,605)	(241,166)	(11,542)
Class E	(—)	(71)	(33)
Class I	(—)	(1,821)	(872)
Class R	NA	(4,175)	(22)
Class Y	(6,956)	(128,331)	(112,045)
Advisor Class	NA	(38)	NA
Increase (decrease) in outstanding capital	$ 827	$2,390,679	$(148,593)

	Ivy Bond Fund	Ivy Mortgage Securities Fund
Shares issued from sale of shares:		
Class A	4,751	9,682
Class B	143	434
Class C	527	680
Class E	83	32
Class I	19	34
Class Y	2	493
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	217	1,210
Class B	7	42
Class C	14	66
Class E	2	1
Class I	1	1
Class Y	—*	44
Shares redeemed:		
Class A	(1,485)	(10,536)
Class B	(73)	(400)
Class C	(398)	(835)
Class E	(3)	(2)
Class I	(1)	(9)
Class Y	(4)	(845)
Increase in outstanding capital shares	3,802	92
Value issued from sale of shares:		
Class A	$48,475	$100,326
Class B	1,467	4,501
Class C	5,385	7,030
Class E	851	334
Class I	196	360
Class Y	25	5,119
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	2,204	12,454
Class B	69	431
Class C	139	684
Class E	18	9
Class I	8	13
Class Y	—*	459
Value redeemed:		
Class A	(15,108)	(108,564)
Class B	(747)	(4,126)
Class C	(4,059)	(8,610)
Class E	(26)	(23)
Class I	(14)	(96)
Class Y	(42)	(8,695)
Increase in outstanding capital	$38,841	$ 1,606

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2007 are summarized below. Amounts are in thousands.

	Ivy Dividend Income Fund	Ivy Small Cap Value Fund
Shares issued from sale of shares:		
Class A	3,823	3,124
Class B	242	170
Class C	498	279
Class Y	137	328
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	127	494
Class B	8	38
Class C	17	57
Class Y	2	100
Shares redeemed:		
Class A	(1,412)	(1,460)
Class B	(107)	(98)
Class C	(240)	(172)
Class Y	(26)	(615)
Increase in outstanding capital shares	3,069	2,245
Value issued from sale of shares:		
Class A	$57,590	$50,177
Class B	3,622	2,628
Class C	7,446	4,335
Class Y	2,107	5,363
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,941	7,895
Class B	126	582
Class C	259	882
Class Y	26	1,623
Value redeemed:		
Class A	(21,237)	(23,341)
Class B	(1,609)	(1,509)
Class C	(3,596)	(2,691)
Class Y	(392)	(10,060)
Increase in outstanding capital	$46,283	$35,884

	Ivy Value Fund	Ivy Cundill Global Value Fund
Shares issued from sale of shares:		
Class A	1,485	11,695
Class B	130	586
Class C	118	3,326
Class Y	78	196
Advisor Class	NA	—
Class II	NA	—
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	105	2,079
Class B	6	161
Class C	6	641
Class Y	3	39
Advisor Class	NA	11
Class II	NA	—*
Shares redeemed:		
Class A	(1,195)	(11,797)
Class B	(94)	(831)
Class C	(85)	(3,225)
Class Y	(780)	(361)
Advisor Class	NA	(20)
Class II	NA	(—)
Increase (decrease) in outstanding capital shares	(223)	2,500
Value issued from sale of shares:		
Class A	$26,492	$181,422
Class B	2,306	8,886
Class C	2,080	50,324
Class Y	1,375	3,046
Advisor Class	NA	—
Class II	NA	—
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,951	32,120
Class B	119	2,444
Class C	104	9,682
Class Y	59	602
Advisor Class	NA	173
Class II	NA	1
Value redeemed:		
Class A	(21,241)	(182,765)
Class B	(1,660)	(12,526)
Class C	(1,501)	(48,759)
Class Y	(14,417)	(5,541)
Advisor Class	NA	(321)
Class II	NA	(—)
Increase (decrease) in outstanding capital	$ (4,333)	$ 38,788

*Not shown due to rounding.

	Ivy European Opportunities Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund
Shares issued from sale of shares:			
Class A	4,299	7,862	5,938
Class B	270	576	464
Class C	431	1,287	1,226
Class Y	110	83	199
Advisor Class	—	NA	—
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	88	566	292
Class B	4	29	21
Class C	5	56	56
Class Y	2	3	5
Advisor Class	—*	NA	—
Shares redeemed:			
Class A	(1,798)	(1,840)	(1,416)
Class B	(310)	(253)	(440)
Class C	(348)	(182)	(231)
Class Y	(50)	(31)	(52)
Advisor Class	(19)	NA	(—)
Increase in outstanding capital shares	2,684	8,156	6,062
Value issued from sale of shares:			
Class A	$155,748	$127,445	$97,987
Class B	9,546	9,278	7,113
Class C	15,127	20,788	18,787
Class Y	4,028	1,362	3,361
Advisor Class	—	NA	—
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	3,391	9,230	4,915
Class B	136	472	328
Class C	198	914	877
Class Y	68	53	83
Advisor Class	12	NA	—
Value redeemed:			
Class A	(64,019)	(29,494)	(23,415)
Class B	(10,625)	(4,181)	(6,571)
Class C	(11,838)	(2,929)	(3,545)
Class Y	(1,746)	(502)	(847)
Advisor Class	(672)	NA	(—)
Increase in outstanding capital	$ 99,354	$132,436	$99,073

*Not shown due to rounding.

	Ivy International Growth Fund	Ivy Pacific Opportunities Fund
Shares issued from sale of shares:		
Class A	672	12,129
Class B	81	699
Class C	133	1,079
Class Y	44	444
Advisor Class	—	—
Class II	—	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	6	702
Class B	—	43
Class C	—	61
Class Y	—*	15
Advisor Class	—	—*
Class II	—*	NA
Shares redeemed:		
Class A	(1,134)	(3,940)
Class B	(192)	(298)
Class C	(396)	(371)
Class Y	(108)	(246)
Advisor Class	(—)	(—)*
Class II	(1)	NA
Increase (decrease) in outstanding capital shares	(895)	10,317
Value issued from sale of shares:		
Class A	$ 20,944	$186,431
Class B	2,325	9,928
Class C	3,806	15,685
Class Y	1,416	6,813
Advisor Class	—	—
Class II	—	NA
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	187	11,390
Class B	—	636
Class C	—	927
Class Y	7	250
Advisor Class	—	1
Class II	1	NA
Value redeemed:		
Class A	(34,986)	(59,663)
Class B	(5,467)	(4,184)
Class C	(11,362)	(5,310)
Class Y	(3,203)	(3,734)
Advisor Class	(—)	(3)
Class II	(40)	NA
Increase (decrease) in outstanding capital	$(26,372)	$159,167

*Not shown due to rounding.

	Ivy Balanced Fund	Ivy Global Natural Resources Fund
Shares issued from sale of shares:		
Class A	763	44,041
Class B	74	2,245
Class C	117	14,135
Class R	NA	128
Class Y	605	6,910
Advisor Class	NA	—
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	40	7,438
Class B	—*	648
Class C	1	2,648
Class R	NA	3
Class Y	26	425
Advisor Class	NA	1
Shares redeemed:		
Class A	(891)	(23,141)
Class B	(50)	(1,584)
Class C	(62)	(6,347)
Class R	NA	(12)
Class Y	(1,352)	(1,415)
Advisor Class	NA	(3)
Increase (decrease) in outstanding capital shares	(729)	46,120

*Not shown due to rounding.

(Continued)	Ivy Balanced Fund	Ivy Global Natural Resources Fund
Value issued from sale of shares:		
Class A	$ 11,988	$1,355,319
Class B	1,146	65,627
Class C	1,841	404,164
Class R	NA	3,867
Class Y	9,521	214,763
Advisor Class	NA	—
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	636	228,809
Class B	3	18,786
Class C	8	75,247
Class R	NA	110
Class Y	411	13,131
Advisor Class	NA	25
Value redeemed:		
Class A	(13,917)	(705,593)
Class B	(773)	(45,518)
Class C	(968)	(178,056)
Class R	NA	(369)
Class Y	(21,240)	(43,417)
Advisor Class	NA	(90)
Increase (decrease) in outstanding capital	$(11,344)	$1,406,805

	Ivy Real Estate Securities Fund	Ivy Bond Fund	Ivy Mortgage Securities Fund
Shares issued from sale of shares:			
Class A	6,162	1,752	9,873
Class B	273	96	358
Class C	402	403	806
Class R	1	NA	NA
Class Y	2,397	4	926
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	564	123	1,061
Class B	27	5	36
Class C	31	8	63
Class R	—*	NA	NA
Class Y	446	—*	36
Shares redeemed:			
Class A	(2,689)	(1,129)	(7,938)
Class B	(108)	(67)	(327)
Class C	(162)	(189)	(854)
Class R	(—)*	NA	NA
Class Y	(2,052)	(2)	(425)
Increase in outstanding capital shares	5,292	1,004	3,615
Value issued from sale of shares:			
Class A	$153,443	$18,156	$103,705
Class B	6,799	996	3,756
Class C	9,917	4,183	8,470
Class R	26	NA	NA
Class Y	59,904	42	9,736
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	14,369	1,280	11,153
Class B	693	50	375
Class C	802	80	665
Class R	5	NA	NA
Class Y	11,342	2	380
Value redeemed:			
Class A	(66,195)	(11,724)	(83,295)
Class B	(2,682)	(699)	(3,431)
Class C	(3,986)	(1,956)	(8,958)
Class R	(—)*	NA	NA
Class Y	(49,828)	(24)	(4,465)
Increase in outstanding capital	$134,609	$10,386	$ 38,091

*Not shown due to rounding.

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Ivy Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	977	$ 51,169
Options written	2,998	279,285
Options terminated in closing purchase transactions	(791)	(55,461)
Options exercised.	(1,000)	(97,624)
Options expired	(2,167)	(174,530)
Outstanding at March 31, 2008	17	$ 2,839

For Ivy Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	214	$ 34,127
Options written	2,821	351,422
Options terminated in closing purchase transactions	(832)	(171,790)
Options exercised.	(774)	(90,510)
Options expired	(1,120)	(102,907)
Outstanding at March 31, 2008	309	$ 20,342

For Ivy Pacific Opportunities Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	—	$ —
Options written	321,429	1,476,002
Options terminated in closing purchase transactions	(321,429)	(1,476,002)
Options exercised.	(—)	(—)
Options expired	(—)	(—)
Outstanding at March 31, 2008	—	$ —

For Ivy Pacific Opportunities Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2007	—	$ —
Options written	321,429	540,001
Options terminated in closing purchase transactions	(—)	(—)
Options exercised.	(—)	(—)
Options expired	(321,429)	(540,001)
Outstanding at March 31, 2008	—	$ —

NOTE 7 – Futures

The Trust may engage in buying and selling futures contracts. Upon entering into a futures contract, the Trust is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Trust each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Trust as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Trust uses futures to attempt to reduce the overall risk of its investments.

NOTE 8 – Affiliated Company Transactions

The Ivy Managed Funds make investments in funds within the Ivy Funds family, which funds may be deemed to be under common control because the Funds share the same Board of Trustees. A summary of the transactions in each underlying fund during the fiscal year ended March 31, 2008 follows:

	3/31/07 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distributions Received[1]	3/31/08 Share Balance	3/31/08 Market Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I	—	$40,838,663	$98,200	$(17,566)	$2,979,268	997,705	$34,720,142
Ivy Pacific Opportunities Fund, Class I	—	27,156,546	65,759	(12,004)	1,916,950	1,313,345	23,338,133
Ivy Managed International Opportunities Fund							
Ivy European Opportunities Fund, Class I	—	18,051,070	—	—	1,272,763	445,783	15,513,254
Ivy International Balanced Fund, Class I	—	46,348,117	—	—	1,605,963	2,697,979	44,192,895
Ivy International Core Equity Fund, Class I	—	23,733,908	—	—	1,362,831	1,271,275	21,865,932
Ivy International Growth Fund, Class I	—	16,832,175	—	—	53,867	443,964	16,235,738
Ivy Pacific Opportunities Fund, Class I	—	12,013,729	—	—	828,190	590,760	10,497,808

(1)Distributions received includes distributions from net investment income and/or from capital gains from the underlying funds.

In connection with the Ivy Pacific Opportunities Fund's investment in Vietnam Azalea Fund Limited (VAF), Ivy Pacific Opportunities Fund is contractually committed to provide additional capital of up to $2,850,000 if and when VAF requests such contributions or draw downs. The total commitment is limited to $5,000,000. At March 31, 2008, Ivy Pacific Opportunities Fund had made a total contribution of $2,150,000.

A summary of the transactions for the affiliated company transactions during the fiscal year ended March 31, 2008 follows:

	3/31/07 Share Balance	Purchase Cost	Sales Cost	Realized Gain/ (Loss)	Distributions Received	3/31/08 Share Balance	3/31/08 Market Value
Ivy Pacific Opportunities Fund							
Vietnam Azalea Fund Limited[1]	—	$2,150,000	$—	$—	$—	500,000	$1,986,500

(1)Non-income producing during the period.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Funds (the "Trust") comprising Ivy Dividend Income Fund, Ivy Small Cap Value Fund, Ivy Value Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Pacific Opportunities Fund, Ivy Balanced Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund, Ivy Bond Fund, and Ivy Mortgage Securities Fund as of March 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the periods presented in the two year period then ended, and the financial highlights for the periods presented (except as noted below). These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights of the Ivy Real Estate Securities Fund, Ivy Small Cap Value Fund and Ivy Value Fund for each of the periods ended July 31, 2003 were audited by other auditors whose report, dated September 5, 2003, expressed an unqualified opinion on those financial highlights. The financial highlights of the Ivy Balanced Fund, Ivy Bond Fund, Ivy International Balanced Fund and Ivy Mortgage Securities Fund for each of the periods ended September 30, 2003 were audited by other auditors whose report, dated November 7, 2003, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective funds of Ivy Funds as of March 31, 2008, the results of their operations for the year then ended, the changes in their net assets for each of the periods presented in the two year period then ended, and the financial highlights for the periods presented (except as noted above in reference to the reports of other auditors), in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 20, 2008

Income Tax Information

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you in the Funds shown on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

| | | PER-SHARE AMOUNTS REPORTABLE AS: | | | | | | | | | |
| | | For Individuals | | | | | For Corporations | | | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy Dividend Income Fund											
Class A											
6-13-07	$0.0350	$0.0350	$ —	$ —	$ —	$ —	$0.0350	$ —	$ —	$ —	—
9–12–07	0.0450	0.0450	—	—	—	—	0.0450	—	—	—	—
12-12-07	0.2384	0.0580	—	0.1804	—	—	0.0580	—	0.1804	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.3184	$0.1380	$ —	$0.1804	$ —	$ —	$0.1380	$ —	$0.1804	$ —	—
Class B											
6-13-07	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—
9–12–07	0.0050	0.0050	—	—	—	—	0.0050	—	—	—	—
12-12-07	0.1954	0.0150	—	0.1804	—	—	0.0150	—	0.1804	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.2004	$0.0200	$ —	$0.1804	$ —	$ —	$0.0200	$ —	$0.1804	$ —	—
Class C											
6-13-07	$0.0030	$0.0030	$ —	$ —	$ —	$ —	$0.0030	$ —	$ —	$ —	—
9–12–07	0.0120	0.0120	—	—	—	—	0.0120	—	—	—	—
12-12-07	0.2034	0.0230	—	0.1804	—	—	0.0230	—	0.1804	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.2184	$0.0380	$ —	$0.1804	$ —	$ —	$0.0380	$ —	$0.1804	$ —	—
Class E											
6-13-07	$0.0350	$0.0350	$ —	$ —	$ —	$ —	$0.0350	$ —	$ —	$ —	—
9–12–07	0.0180	0.0180	—	—	—	—	0.0180	—	—	—	—
12-12-07	0.1924	0.0120	—	0.1804	—	—	0.0120	—	0.1804	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.2454	$0.0650	$ —	$0.1804	$ —	$ —	$0.0650	$ —	$0.1804	$ —	—
Class I											
6-13-07	$0.0450	$0.0450	$ —	$ —	$ —	$ —	$0.0450	$ —	$ —	$ —	—
9–12–07	0.0600	0.0600	—	—	—	—	0.0600	—	—	—	—
12-12-07	0.2554	0.0750	—	0.1804	—	—	0.0750	—	0.1804	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.3604	$0.1800	$ —	$0.1804	$ —	$ —	$0.1800	$ —	$0.1804	$ —	—

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy Dividend Income Fund											
Class Y											
6-13-07	$0.0390	$0.0390	$—	$—	$—	$—	$0.0390	$—	$—	$—	$—
9–12–07	0.0480	0.0480	—	—	—	—	0.0480	—	—	—	—
12-12-07	0.2434	0.0630	—	0.1804	—	—	0.0630	—	0.1804	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.3304	$0.1500	$—	$0.1804	$—	$—	$0.1500	$—	$0.1804	$—	$—
Ivy Small Cap Value Fund											
Class A											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	0.8819	0.0478	0.3838	0.4503	—	—	0.0479	0.3837	0.4503	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.8819	$0.0478	$0.3838	$0.4503	$—	$—	$0.0479	$0.3837	$0.4503	$—	$—
Class B											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	0.7119	0.0290	0.2326	0.4503	—	—	0.0291	0.2325	0.4503	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.7119	$0.0290	$0.2326	$0.4503	$—	$—	$0.0291	$0.2325	$0.4503	$—	$—
Class C											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	0.7589	0.0342	0.2744	0.4503	—	—	0.0343	0.2743	0.4503	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.7589	$0.0342	$0.2744	$0.4503	$—	$—	$0.0343	$0.2743	$0.4503	$—	$—
Class E											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	0.9329	0.0535	0.4291	0.4503	—	—	0.0536	0.4290	0.4503	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.9329	$0.0535	$0.4291	$0.4503	$—	$—	$0.0536	$0.4290	$0.4503	$—	$—
Class I											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	0.9569	0.0562	0.4504	0.4503	—	—	0.0563	0.4503	0.4503	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.9569	$0.0562	$0.4504	$0.4503	$—	$—	$0.0563	$0.4503	$0.4503	$—	$—

	PER-SHARE AMOUNTS REPORTABLE AS:										
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy Small Cap Value Fund											
Class Y											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	0.9339	0.0536	0.4300	0.4503	—	—	0.0537	0.4299	0.4503	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$0.9339	$0.0536	$0.4300	$0.4503	$—	$—	$0.0537	$0.4299	$0.4503	$—	$—
Ivy Value Fund											
Class A											
6-13-07	$0.0300	$0.0300	$—	$—	$—	$—	$0.0300	$—	$—	$—	$—
9–12–07	0.0300	0.0300	—	—	—	—	0.0300	—	—	—	—
12-12-07	1.2769	0.2540	—	1.0229	—	—	0.2540	—	1.0229	—	—
3-12-08	0.0200	0.0200	—	—	—	—	0.0200	—	—	—	—
Total	$1.3569	$0.3340	$—	$1.0229	$—	$—	$0.3340	$—	$1.0229	$—	$—
Class B											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	1.1829	0.1600	—	1.0229	—	—	0.1600	—	1.0229	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$1.1829	$0.1600	$—	$1.0229	$—	$—	$0.1600	$—	$1.0229	$—	$—
Class C											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	1.1989	0.1760	—	1.0229	—	—	0.1760	—	1.0229	—	—
3-12-08	—	—	—	—	—	—	—	—	—	—	—
Total	$1.1989	$0.1760	$—	$1.0229	$—	$—	$0.1760	$—	$1.0229	$—	$—
Class E											
6-13-07	$0.0300	$0.0300	$—	$—	$—	$—	$0.0300	$—	$—	$—	$—
9–12–07	0.0370	0.0370	—	—	—	—	0.0370	—	—	—	—
12-12-07	1.2939	0.2710	—	1.0229	—	—	0.2710	—	1.0229	—	—
3-12-08	0.0360	0.0360	—	—	—	—	0.0360	—	—	—	—
Total	$1.3969	$0.3740	$—	$1.0229	$—	$—	$0.3740	$—	$1.0229	$—	$—
Class I											
6-13-07	$0.0500	$0.0500	$—	$—	$—	$—	$0.0500	$—	$—	$—	$—
9–12–07	0.0460	0.0460	—	—	—	—	0.0460	—	—	—	—
12-12-07	1.2979	0.2750	—	1.0229	—	—	0.2750	—	1.0229	—	—
3-12-08	0.0410	0.0410	—	—	—	—	0.0410	—	—	—	—
Total	$1.4349	$0.4120	$—	$1.0229	$—	$—	$0.4120	$—	$1.0229	$—	$—

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy Value Fund											
Class Y											
6-13-07	$0.0400	$0.0400	$—	$—	$—	$—	$0.0400	$—	$—	$—	$—
9–12–07	0.0370	0.0370	—	—	—	—	0.0370	—	—	—	—
12-12-07	1.2859	0.2630	—	1.0229	—	—	0.2630	—	1.0229	—	—
3-12-08	0.0300	0.0300	—	—	—	—	0.0300	—	—	—	—
Total	$1.3929	$0.3700	$—	$1.0229	$—	$—	$0.3700	$—	$1.0229	$—	$—
Ivy Managed European/Pacific Fund											
Class A											
12-18-07	$0.5070	$0.1802	$0.3268	$—	$—	$—	$—	$0.5070	$—	$—	$—
Class B											
12-18-07	$0.4530	$0.1610	$0.2920	$—	$—	$—	$—	$0.4530	$—	$—	$—
Class C											
12-18-07	$0.4450	$0.1582	$0.2868	$—	$—	$—	$—	$0.4450	$—	$—	$—
Class E											
12-18-07	$0.5210	$0.1852	$0.3358	$—	$—	$—	$—	$0.5210	$—	$—	$—
Class I											
12-18-07	$0.5400	$0.1920	$0.3480	$—	$—	$—	$—	$0.5400	$—	$—	$—
Class Y											
12-18-07	$0.5180	$0.1841	$0.3339	$—	$—	$—	$—	$0.5180	$—	$—	$—
Ivy Managed International Opportunities Fund											
Class A											
12-18-07	$0.3320	$0.1399	$0.1921	$—	$—	$—	$—	$0.3320	$—	$—	$—
Class B											
12-18-07	$0.2730	$0.1151	$0.1579	$—	$—	$—	$—	$0.2730	$—	$—	$—
Class C											
12-18-07	$0.2800	$0.1180	$0.1620	$—	$—	$—	$—	$0.2800	$—	$—	$—
Class E											
12-18-07	$0.3400	$0.1433	$0.1967	$—	$—	$—	$—	$0.3400	$—	$—	$—
Class I											
12-18-07	$0.3580	$0.1509	$0.2071	$—	$—	$—	$—	$0.3580	$—	$—	$—
Class Y											
12-18-07	$0.3380	$0.1425	$0.1955	$—	$—	$—	$—	$0.3380	$—	$—	$—

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy Cundill Global Value Fund											
Class A											
12-12-07	$1.5186*	$0.2732	$0.3787	$0.8667	$ —	$ —	$0.0279	$0.6240	$0.8667	$ —	$ —
Class B											
12-12-07	$1.3776*	$0.2141	$0.2968	$0.8667	$ —	$ —	$0.0219	$0.4890	$0.8667	$ —	$ —
Class C											
12-12-07	$1.4176*	$0.2309	$0.3200	$0.8667	$ —	$ —	$0.0236	$0.5273	$0.8667	$ —	$ —
Class E											
12-12-07	$1.4766*	$0.2556	$0.3543	$0.8667	$ —	$ —	$0.0261	$0.5838	$0.8667	$ —	$ —
Class I											
12-12-07	$1.5776*	$0.2980	$0.4129	$0.8667	$ —	$ —	$0.0304	$0.6805	$0.8667	$ —	$ —
Class Y											
12-12-07	$1.5816*	$0.2996	$0.4153	$0.8667	$ —	$ —	$0.0306	$0.6843	$0.8667	$ —	$ —
Advisor Class											
12-12-07	$1.5956*	$0.3055	$0.4234	$0.8667	$ —	$ —	$0.0312	$0.6977	$0.8667	$ —	$ —
Ivy European Opportunities Fund											
Class A											
12-12-07	$4.5680*	$1.0050	$0.1741	$3.3889	$ —	$ —	$ —	$1.1791	$3.3889	$ —	$ —
Class B											
12-12-07	$4.2270*	$0.7143	$0.1238	$3.3889	$ —	$ —	$ —	$0.8381	$3.3889	$ —	$ —
Class C											
12-12-07	$4.2630*	$0.7450	$0.1291	$3.3889	$ —	$ —	$ —	$0.8741	$3.3889	$ —	$ —
Class E											
12-12-07	$4.6500*	$1.0749	$0.1862	$3.3889	$ —	$ —	$ —	$1.2611	$3.3889	$ —	$ —
Class I											
12-12-07	$4.7380*	$1.1499	$0.1992	$3.3889	$ —	$ —	$ —	$1.3491	$3.3889	$ —	$ —
Class Y											
12-12-07	$4.6300*	$1.0578	$0.1833	$3.3889	$ —	$ —	$ —	$1.2411	$3.3889	$ —	$ —
Advisor Class											
12-12-07	$4.7490*	$1.1593	$0.2008	$3.3889	$ —	$ —	$ —	$1.3601	$3.3889	$ —	$ —

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy International Balanced Fund											
Class A											
6-13-07	$0.1747*	$0.0805	$0.0942	$ —	$ —	$ —	$ —	$0.1747	$ —	$ —	$ —
9–12–07	0.0844*	0.0389	0.0455	—	—	—	—	0.0844	—	—	—
12-12-07	0.6316*	0.1433	0.1677	0.3206	—	—	—	0.3110	0.3206	—	—
3-12-08	0.0889*	0.0152	0.0737	—	—	—	—	0.0889	—	—	—
Total	$0.9796*	$0.2779	$0.3811	$0.3206	$ —	$ —	$ —	$0.6590	$0.3206	$ —	$ —
Class B											
6-13-07	$0.1367*	$0.0630	$0.0737	$ —	$ —	$ —	$ —	$0.1367	$ —	$ —	$ —
9–12–07	0.0444*	0.0205	0.0239	—	—	—	—	0.0444	—	—	—
12-12-07	0.5886*	0.1235	0.1445	0.3206	—	—	—	0.2680	0.3206	—	—
3-12-08	0.0519*	0.0089	0.0430	—	—	—	—	0.0519	—	—	—
Total	$0.8216*	$0.2159	$0.2851	$0.3206	$ —	$ —	$ —	$0.5010	$0.3206	$ —	$ —
Class C											
6-13-07	$0.1447*	$0.0667	$0.0780	$ —	$ —	$ —	$ —	$0.1447	$ —	$ —	$ —
9–12–07	0.0544*	0.0251	0.0293	—	—	—	—	0.0544	—	—	—
12-12-07	0.5996*	0.1286	0.1504	0.3206	—	—	—	0.2790	0.3206	—	—
3-12-08	0.0629*	0.0107	0.0522	—	—	—	—	0.0629	—	—	—
Total	$0.8616*	$0.2311	$0.3099	$0.3206	$ —	$ —	$ —	$0.5410	$0.3206	$ —	$ —
Class E											
6-13-07	$0.1747*	$0.0805	$0.0942	$ —	$ —	$ —	$ —	$0.1747	$ —	$ —	$ —
9–12–07	0.0744*	0.0343	0.0401	—	—	—	—	0.0744	—	—	—
12-12-07	0.5966*	0.1272	0.1488	0.3206	—	—	—	0.2760	0.3206	—	—
3-12-08	0.0499*	0.0085	0.0414	—	—	—	—	0.0499	—	—	—
Total	$0.8956*	$0.2505	$0.3245	$0.3206	$ —	$ —	$ —	$0.5750	$0.3206	$ —	$ —
Class I											
6-13-07	$0.1867*	$0.0860	$0.1007	$ —	$ —	$ —	$ —	$0.1867	$ —	$ —	$ —
9–12–07	0.0984*	0.0453	0.0531	—	—	—	—	0.0984	—	—	—
12-12-07	0.6466*	0.1502	0.1758	0.3206	—	—	—	0.3260	0.3206	—	—
3-12-08	0.1039*	0.0177	0.0862	—	—	—	—	0.1039	—	—	—
Total	$1.0356*	$0.2992	$0.4158	$0.3206	$ —	$ —	$ —	$0.7150	$0.3206	$ —	$ —
Class Y											
6-13-07	$0.1767*	$0.0814	$0.0953	$ —	$ —	$ —	$ —	$0.1767	$ —	$ —	$ —
9–12–07	0.0864*	0.0398	0.0466	—	—	—	—	0.0864	—	—	—
12-12-07	0.6346*	0.1447	0.1693	0.3206	—	—	—	0.3140	0.3206	—	—
3-12-08	0.0919*	0.0157	0.0762	—	—	—	—	0.0919	—	—	—
Total	$0.9896*	$0.2816	$0.3874	$0.3206	$ —	$ —	$ —	$0.6690	$0.3206	$ —	$ —

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy International Core Equity Fund											
Class A											
12-12-07	$1.6133*	$0.3520	$0.6628	$0.5985	$—	$—	$—	$1.0148	$0.5985	$—	$—
Class B											
12-12-07	$1.4483*	$0.2948	$0.5550	$0.5985	$—	$—	$—	$0.8498	$0.5985	$—	$—
Class C											
12-12-07	$1.4783*	$0.3052	$0.5746	$0.5985	$—	$—	$—	$0.8798	$0.5985	$—	$—
Class E											
12-12-07	$1.5523*	$0.3309	$0.6229	$0.5985	$—	$—	$—	$0.9538	$0.5985	$—	$—
Class I											
12-12-07	$1.6913*	$0.3791	$0.7137	$0.5985	$—	$—	$—	$1.0928	$0.5985	$—	$—
Class Y											
12-12-07	$1.6403*	$0.3614	$0.6804	$0.5985	$—	$—	$—	$1.0418	$0.5985	$—	$—
Advisor Class											
12-12-07	$1.4423*	$0.2927	$0.5511	$0.5985	$—	$—	$—	$0.8438	$0.5985	$—	$—
Ivy International Growth Fund											
Class A											
12-12-07	$0.1286*	$0.1286	$—	$—	$—	$—	$0.0002	$0.1284	$—	$—	$—
Class B											
12-12-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Class C											
12-12-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Class E											
12-12-07	$0.1726*	$0.1726	$—	$—	$—	$—	$0.0003	$0.1723	$—	$—	$—
Class I											
12-12-07	$0.2316*	$0.2316	$—	$—	$—	$—	$0.0004	$0.2312	$—	$—	$—
Class Y											
12-12-07	$0.1096*	$0.1096	$—	$—	$—	$—	$0.0002	$0.1094	$—	$—	$—
Advisor Class											
12-12-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Class II											
12-12-07	$0.1906*	$0.1906	$—	$—	$—	$—	$0.0003	$0.1903	$—	$—	$—

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy Pacific Opportunities Fund											
Class A											
12-12-07	$2.1145*	$0.0725	$1.5675	$0.4745	$ —	$ —	$ —	$1.6400	$0.4745	$ —	$ —
Class B											
12-12-07	$1.8775*	$0.0621	$1.3409	$0.4745	$ —	$ —	$ —	$1.4030	$0.4745	$ —	$ —
Class C											
12-12-07	$1.9285*	$0.0643	$1.3897	$0.4745	$ —	$ —	$ —	$1.4540	$0.4745	$ —	$ —
Class E											
12-12-07	$2.1605*	$0.0745	$1.6115	$0.4745	$ —	$ —	$ —	$1.6860	$0.4745	$ —	$ —
Class I											
12-12-07	$2.2085*	$0.0767	$1.6573	$0.4745	$ —	$ —	$ —	$1.7340	$0.4745	$ —	$ —
Class Y											
12-12-07	$2.1485*	$0.0740	$1.6000	$0.4745	$ —	$ —	$ —	$1.6740	$0.4745	$ —	$ —
Advisor Class											
12-12-07	$2.2205*	$0.0772	$1.6688	$0.4745	$ —	$ —	$ —	$1.7460	$0.4745	$ —	$ —
Ivy Balanced Fund											
Class A											
6-13-07	$ 0.0450	$0.0303	$0.0147	$ —	$ —	$ —	$0.0271	$0.0179	$ —	$ —	$ —
9–12–07	0.0450	0.0276	0.0174	—	—	—	0.0242	0.0208	—	—	—
12-12-07	0.5779	0.1074	0.0676	0.4029	—	—	0.0942	0.0808	0.4029	—	—
3-12-08	0.0450	0.0450	—	—	—	—	0.0445	0.0005	—	—	—
Total	$ 0.7129	$0.2103	$0.0997	$0.4029	$ —	$ —	$0.1900	$0.1200	$0.4029	$ —	$ —
Class B											
6-13-07	$ 0.0050	$0.0034	$0.0016	$ —	$ —	$ —	$0.0030	$0.0020	$ —	$ —	$ —
9–12–07	0.0050	0.0031	0.0019	—	—	—	0.0027	0.0023	—	—	—
12-12-07	0.5359	0.0816	0.0514	0.4029	—	—	0.0716	0.0614	0.4029	—	—
3-12-08	0.0070	0.0070	—	—	—	—	0.0069	0.0001	—	—	—
Total	$ 0.5529	$0.0951	$0.0549	$0.4029	$ —	$ —	$0.0842	$0.0658	$0.4029	$ —	$ —
Class C											
6-13-07	$ 0.0150	$0.0101	$0.0049	$ —	$ —	$ —	$0.0090	$0.0060	$ —	$ —	$ —
9–12–07	0.0130	0.0080	0.0050	—	—	—	0.0070	0.0060	—	—	—
12-12-07	0.5429	0.0859	0.0541	0.4029	—	—	0.0753	0.0647	0.4029	—	—
3-12-08	0.0140	0.0140	—	—	—	—	0.0138	0.0002	—	—	—
Total	$ 0.5849	$0.1180	$0.0640	$0.4029	$ —	$ —	$0.1051	$0.0769	$0.4029	$ —	$ —
Class E											
6-13-07	$ 0.0450	$0.0303	$0.0147	$ —	$ —	$ —	$0.0271	$0.0179	$ —	$ —	$ —
9–12–07	0.0560	0.0344	0.0216	—	—	—	0.0301	0.0259	—	—	—
12-12-07	0.5889	0.1141	0.0719	0.4029	—	—	0.1001	0.0859	0.4029	—	—
3-12-08	0.0550	0.0550	—	—	—	—	0.0544	0.0006	—	—	—
Total	$ 0.7449	$0.2338	$0.1082	$0.4029	$ —	$ —	$0.2117	$0.1303	$0.4029	$ —	$ —

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
					Ivy Balanced Fund						
					Class I						
6-13-07	$ 0.0550	$0.0370	$0.0180	$—	$—	$—	$0.0331	$0.0219	$—	$—	$—
9–12–07	0.0610	0.0374	0.0236	—	—	—	0.0328	0.0282	—	—	—
12-12-07	0.5929	0.1166	0.0734	0.4029	—	—	0.1022	0.0878	0.4029	—	—
3-12-08	0.0590	0.0590	—	—	—	—	0.0583	0.0007	—	—	—
Total	$ 0.7679	$0.2500	$0.1150	$0.4029	$—	$—	$0.2264	$0.1386	$0.4029	$—	$—
					Class Y						
6-13-07	$ 0.0490	$0.0330	$0.0160	$—	$—	$—	$0.0295	$0.0195	$—	$—	$—
9–12–07	0.0500	0.0307	0.0193	—	—	—	0.0269	0.0231	—	—	—
12-12-07	0.5819	0.1098	0.0692	0.4029	—	—	0.0963	0.0827	0.4029	—	—
3-12-08	0.0490	0.0490	—	—	—	—	0.0485	0.0005	—	—	—
Total	$ 0.7299	$0.2225	$0.1045	$0.4029	$—	$—	$0.2012	$0.1258	$0.4029	$—	$—
					Ivy Global Natural Resources Fund						
					Class A						
12-12-07	$3.7511*	$0.2836	$1.8970	$1.5554	$—	$0.0151	$0.1605	$2.0201	$1.5554	$—	$ 0.0151
					Class B						
12-12-07	$3.3051*	$0.2256	$1.5090	$1.5554	$—	$0.0151	$0.1277	$1.6069	$1.5554	$—	$ 0.0151
					Class C						
12-12-07	$3.4021*	$0.2382	$1.5934	$1.5554	$—	$0.0151	$0.1348	$1.6968	$1.5554	$—	$ 0.0151
					Class E						
12-12-07	$3.5811*	$0.2615	$1.7491	$1.5554	$—	$0.0151	$0.1480	$1.8626	$1.5554	$—	$ 0.0151
					Class I						
12-12-07	$4.0031*	$0.3164	$2.1162	$1.5554	$—	$0.0151	$0.1791	$2.2535	$1.5554	$—	$ 0.0151
					Class R						
12-12-07	$3.8151*	$0.2920	$1.9526	$1.5554	$—	$0.0151	$0.1652	$2.0794	$1.5554	$—	$ 0.0151
					Class Y						
12-12-07	$3.9121*	$0.3046	$2.0370	$1.5554	$—	$0.0151	$0.1724	$2.1692	$1.5554	$—	$ 0.0151
					Advisor Class						
12-12-07	$4.0271*	$0.3195	$2.1371	$1.5554	$—	$0.0151	$0.1808	$2.2758	$1.5554	$—	$ 0.0151

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
Ivy Real Estate Securities Fund											
Class A											
6-13-07	$0.0200	$0.0003	$0.0197	$—	$—	$—	$0.0003	$0.0197	$—	$—	$—
9–12–07	0.0200	0.0003	0.0197	—	—	—	0.0003	0.0197	—	—	—
12-12-07	2.0135	0.0052	0.3678	1.6244	0.0161	—	0.0052	0.3678	1.6244	0.0161	—
3-12-08	0.0600	0.0024	0.0576	—	—	—	0.0024	0.0576	—	—	—
Total	$2.1135	$0.0082	$0.4648	$1.6244	$0.0161	$—	$0.0082	$0.4648	$1.6244	$0.0161	$—
Class B											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	1.8825	0.0033	0.2387	1.6244	0.0161	—	0.0033	0.2387	1.6244	0.0161	—
3-12-08	0.0120	0.0005	0.0115	—	—	—	0.0005	0.0115	—	—	—
Total	$1.8945	$0.0038	$0.2502	$1.6244	$0.0161	$—	$0.0038	$0.2502	$1.6244	$0.0161	$—
Class C											
6-13-07	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	1.9155	0.0038	0.2712	1.6244	0.0161	—	0.0038	0.2712	1.6244	0.0161	—
3-12-08	0.0240	0.0009	0.0231	—	—	—	0.0009	0.0231	—	—	—
Total	$1.9395	$0.0047	$0.2943	$1.6244	$0.0161	$—	$0.0047	$0.2943	$1.6244	$0.0161	$—
Class E											
6-13-07	$0.0200	$0.0003	$0.0197	$—	$—	$—	$0.0003	$0.0197	$—	$—	$—
9–12–07	—	—	—	—	—	—	—	—	—	—	—
12-12-07	1.8835	0.0034	0.2396	1.6244	0.0161	—	0.0034	0.2396	1.6244	0.0161	—
3-12-08	0.0070	0.0003	0.0067	—	—	—	0.0003	0.0067	—	—	—
Total	$1.9105	$0.0040	$0.2660	$1.6244	$0.0161	$—	$0.0040	$0.2660	$1.6244	$0.0161	$—
Class I											
6-13-07	$0.0400	$0.0006	$0.0394	$—	$—	$—	$0.0006	$0.0394	$—	$—	$—
9–12–07	0.0460	0.0006	0.0454	—	—	—	0.0006	0.0454	—	—	—
12-12-07	2.0385	0.0055	0.3925	1.6244	0.0161	—	0.0055	0.3925	1.6244	0.0161	—
3-12-08	0.0850	0.0034	0.0816	—	—	—	0.0034	0.0816	—	—	—
Total	$2.2095	$0.0101	$0.5589	$1.6244	$0.0161	$—	$0.0101	$0.5589	$1.6244	$0.0161	$—
Class R											
6-13-07	$0.0120	$0.0002	$0.0118	$—	$—	$—	$0.0002	$0.0118	$—	$—	$—
9–12–07	0.0150	0.0002	0.0148	—	—	—	0.0002	0.0148	—	—	—
12-12-07	2.0105	0.0051	0.3649	1.6244	0.0161	—	0.0051	0.3649	1.6244	0.0161	—
3-12-08	0.0630	0.0025	0.0605	—	—	—	0.0025	0.0605	—	—	—
Total	$2.1005	$0.0080	$0.4520	$1.6244	$0.0161	$—	$0.0080	$0.4520	$1.6244	$0.0161	$—

		PER-SHARE AMOUNTS REPORTABLE AS:									
		For Individuals					For Corporations				
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain	1250 Gain	28% Gain
					Ivy Real Estate Securities Fund Class Y						
6-13-07	$0.0310	$0.0004	$0.0306	$ —	$ —	$ —	$0.0004	$0.0306	$ —	$ —	$ —
9–12–07	0.0360	0.0005	0.0355	—	—	—	0.0005	0.0355	—	—	—
12-12-07	2.0275	0.0053	0.3817	1.6244	0.0161	—	0.0054	0.3816	1.6244	0.0161	—
3-12-08	0.0770	0.0030	0.0740	—	—	—	0.0030	0.0740	—	—	—
Total	$2.1715	$0.0092	$0.5218	$1.6244	$0.0161	$ —	$0.0093	$0.5217	$1.6244	$0.0161	$ —

*Includes gross up of pass-through foreign tax credit.

Dividends are declared and recorded by each of the following Funds on each day the New York Stock Exchange is open for business. Dividends are paid monthly usually on the 27th of the month or on the preceding business day if the 27th is a weekend or holiday.

The table below shows the taxability of dividends and long-term capital gains paid during the fiscal year ended March 31, 2008:

		PER-SHARE AMOUNTS REPORTABLE AS:				
		For Individuals		For Corporations		
Record Date	Total	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
			Ivy Bond Fund			
April 2007 through March 2008	100.0000%	100.0000%	— %	— %	100.0000%	— %
			Ivy Mortgage Securities Fund			
April 2007 through March 2008	100.0000%	100.0000%	— %	— %	100.0000%	— %

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Pacific Opportunities Fund and Ivy Global Natural Resources Fund, elected to pass through to their shareholders $1,878,271, $1,165,721, $783,077, $468,116, $382,540, $1,003,026 and $6,394,627, respectively, of creditable foreign taxes paid on income derived from sources within any foreign country or possession of the United States in the amounts of $19,068,690, $17,622,393, $11,965,642, $5,859,898, $4,468,540, $10,043,598 and $70,039,005, respectively.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Board of Trustees of Ivy Funds

The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex. The Ivy Family of Funds is comprised of the funds in Ivy Funds (17 portfolios) and Ivy Funds, Inc. (12 portfolios). The Advisors Fund Complex is comprised of each of the funds in the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (3 portfolios) and W&R Target Funds, Inc. (25 portfolios).

Each of the individuals listed below serves as a trustee or director for each of the funds within the Ivy Family of Funds. Eleanor B. Schwartz, Joseph Harroz, Jr., Jarold W. Boettcher and Henry J. Herrmann also serve as directors of each of the funds in the Advisors Fund Complex. Each Trustee serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

A Trustee is considered by Ivy Funds and its counsel to be an "interested person" of the Funds or of their investment manager by virtue of his or her employment by Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries. The other Trustees (more than a majority of the total number) are independent; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including Ivy Funds Distributor, Inc. (IFDI), Ivy Investment Management Company (IICO) (formerly, Waddell & Reed Ivy Investment Company), and Waddell & Reed Services Company (WRSCO).

Additional Information about Trustees

The Statement of Additional Information (SAI) for Ivy Funds includes additional information about Fund Trustees. The SAI is available without charge, upon request, by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

INDEPENDENT TRUSTEES

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 Age: 67	Trustee since 2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (aerial ag applicator) (1983 to present); Member, Kansas Board of Regents (2007 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Trustee, Kansas Public Employees Retirement System; Director of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 Age: 57	Trustee since 2002	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004)	Director of Collins Financial Services (debt recovery company)
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Independent Chair since 2006 Trustee since 2002	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma School of Law (1997 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present)	Director and Shareholder of Valliance Bank NA (financial services); Independent Director, LSQ Manager, Inc. (real estate) (2007 to present); Independent Director, Graymark Healthcare (medical holding company) (2008); Director, Melbourne Family Support Organization (non-profit); Director, Norman Economic Development Coalition (non-profit); Director of Advisors Fund Complex (49 portfolios overseen)

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 56	Trustee since 2002	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Member/Manager, Castle Valley Ranches, LLC (ranching) (1995 to present)	None
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 71	Trustee since 2002	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (1980 to 2003)	Director of Advisors Fund Complex (49 portfolios overseen)
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 Age: 63	Trustee since 2002	Retired	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds & Mason Street Advisors Funds (18 portfolios overseen)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Trustee since 1999	Retired; CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); CEO and Director of JBE Technology Group, Inc. (telecommunications services) (2001 to 2003)	None

INTERESTED TRUSTEE

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Trustee since 2002 President since 2002	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO, an affiliate of WDR (2002 to present); formerly, President and CIO of WDR, WRIMCO and IICO (until 2005); President and Director/ Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the principal officers of Ivy Funds are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 44	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (financial services) (1994 to 2005)	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2006 Treasurer since 2006 Principal Financial Officer since 2007 Principal Accounting Officer since 2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (accounting services) (2001 to 2003)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Vice President since 2002 Assistant Secretary since 2006 Associate General Counsel since 2002	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); formerly, Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Chief Compliance Officer since 2004 Vice President since 2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 42	Vice President since 2002 General Counsel since 2002 Assistant Secretary since 2002	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Ivy Funds Annual Privacy Notice

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company ("IICO") and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to non-affiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how Ivy Funds voted proxies relating to portfolio securities during the most recent 12 month period ending June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On the Ivy Funds' website at www.ivyfunds.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

THE IVY FUNDS FAMILY

Domestic Equity Funds
    Capital Appreciation Fund
    Core Equity Fund
    Dividend Income Fund
    Large Cap Growth Fund
    Mid Cap Growth Fund
    Small Cap Growth Fund
    Small Cap Value Fund
    Value Fund

Global/International Funds
    Cundill Global Value Fund
    European Opportunities Fund
    International Balanced Fund
    International Core Equity Fund
    International Growth Fund
    Managed European/Pacific Fund
    Managed International Opportunities Fund
    Pacific Opportunities Fund

Specialty Funds
    Asset Strategy Fund
    Balanced Fund
    Energy Fund
    Global Natural Resources Fund
    Real Estate Securities Fund
    Science and Technology Fund

Fixed Income Funds
    Bond Fund
    Global Strategic Income Fund
    High Income Fund
    Limited-Term Bond Fund
    Mortgage Securities Fund
    Money Market Fund
    Municipal Bond Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.



IVY FUNDS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.ivyfunds.com

Ivy Funds Distributor, Inc.

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